
13001373


13001374

Discover Here™

2012 Annual Report


BioMed Realty


To learn
more about our
2012 achievements,
explore our online report
at www.biomedrealty.
com/12AR

BioMed Realty has built its business on trust, creativity and dedication, which, in turn, drives long-term financial success. We focus on our tenants' needs in order to deliver environments that support tomorrow's innovations by utilizing our deep understanding of the life science industry and providing the personal attention and creative flexibility that help foster life science industry successes.

For the fifth consecutive year, BioMed Realty is posting its annual report in an online format following SEC-approved electronic guidelines. The online annual report helps us support our economic, social and environmental goals.


BioMed Realty
Discover here

April 18, 2013

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of BioMed Realty Trust, Inc. to be held on Wednesday, May 29, 2013 at 8:00 a.m., local time, at BioMed Realty's corporate offices, 17190 Bernardo Center Drive, San Diego, California 92128.

The Notice of Annual Meeting of Stockholders and the Proxy Statement, which describe the formal business to be conducted at the meeting, follow this letter.

After reading the enclosed Proxy Statement, please vote your shares by proxy telephonically, via the Internet or by dating, signing and returning your proxy card, as described on page 1 of the Proxy Statement, or by attending the annual meeting in person. Your careful consideration of, and vote on, the matters before our stockholders are important, regardless of the number of shares you own.

We further encourage you to explore BioMed Realty's 2012 Online Annual Report located at www.biomedrealty.com/12AR, the text of which is enclosed along with our 2012 Annual Report on Form 10-K.

Thank you for your interest in BioMed Realty.

Sincerely,

Alan D. Gold
Chairman and Chief Executive Officer

t 858 485 9840 f 858 485 9843 17190 Bernardo Center Drive, San Diego, CA 92128 **biomedrealty.com**



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BioMed Realty
Discover here

Proxy Statement

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

Date and time: Wednesday, May 29, 2013 at 8:00 a.m. Pacific Time

Place: BioMed Realty Corporate Headquarters
17190 Bernardo Center Drive
San Diego, CA 92128

Record date: March 15, 2013. Only stockholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the annual meeting or any postponement or adjournment of the meeting.

Date of mailing: We began mailing a Notice of Internet Availability of Proxy Materials on or about April 18, 2013, and provided access to our proxy materials over the Internet, beginning on April 18, 2013 for the beneficial owners of our common stock.

Items of business:

1. To elect eight directors to serve until the next annual meeting of stockholders and until their successors are duly elected and qualify;
2. To consider and vote upon the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2013;
3. To consider and vote upon, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement;
4. To consider and vote upon a 2013 amendment and restatement of our 2004 Incentive Award Plan, which increases the number of shares of our common stock reserved for issuance thereunder from 5,340,000 to 10,740,000 shares; and
5. To transact such other business as may be properly presented at the annual meeting or any postponement or adjournment of the meeting.

If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability of Proxy Materials instructs you on how to access and review this proxy statement and our annual report and how to authorize your proxy online or by telephone. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability of Proxy Materials. We are also sending proxy materials to any stockholder who has elected to receive its proxy materials by mail.

Your proxy is important. Whether or not you plan to attend the annual meeting, please authorize your proxy by Internet or telephone, or, if you received a paper copy of the materials by mail, mark, sign, date and return your proxy card, so that your shares will be represented at the annual meeting. If you plan to attend the annual meeting and wish to vote your shares personally, you may do so at any time before the proxy is voted.

All stockholders are cordially invited to attend the meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Jonathan P. Klassen
Secretary

San Diego, California
April 18, 2013

Proxy Statement

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BIOMED REALTY TRUST, INC.

17190 Bernardo Center Drive
San Diego, California 92128

PROXY STATEMENT
for
2013 ANNUAL MEETING OF STOCKHOLDERS
May 29, 2013

The board of directors of BioMed Realty Trust, Inc., a Maryland corporation, is soliciting proxies for exercise at the 2013 annual meeting of stockholders to be held on Wednesday, May 29, 2013 at 8:00 a.m., local time, and at any postponements or adjournments thereof. The annual meeting will be held at the corporate offices of BioMed Realty, 17190 Bernardo Center Drive, San Diego, California 92128. This proxy statement will be first furnished or sent to stockholders on or about April 18, 2013.

Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted:

- **FOR** the election of the board of directors' nominees for director, or for a substitute or substitutes in the event a nominee or nominees are unable to serve or decline to do so,
- **FOR** the ratification of the selection of KPMG LLP as the company's independent registered public accounting firm for the year ending December 31, 2013,
- **FOR** the approval, on an advisory basis, of the compensation of the named executive officers as disclosed in this proxy statement, and
- **FOR** the approval of the 2013 amendment and restatement of the company's and BioMed Realty, L.P.'s 2004 Incentive Award Plan, which increases the number of shares of common stock of the company authorized thereunder from 5,340,000 shares to 10,740,000 shares.

As to any other business which may properly come before the annual meeting and be submitted to a vote of the stockholders, proxies received by the board of directors will be voted in the discretion of the designated proxy holders. A proxy may be revoked by written notice to the Secretary of BioMed Realty at any time prior to the annual meeting, by executing a later dated proxy or by attending the annual meeting and voting in person. Attendance at the annual meeting will not by itself revoke a proxy.

Stockholders can vote in person at the annual meeting or by proxy. There are three ways to vote by proxy:

- *By Telephone* — Beneficial stockholders who received a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") and who live in the United States or Canada may submit proxies by telephone by calling the telephone number indicated in the notice and following the instructions. These stockholders will need to have the control number that appears on their notice available when authorizing their vote. Beneficial stockholders who have received a paper copy of a proxy card or a voting instruction card by mail may submit proxies by telephone by calling the number on the card and following the instructions. These stockholders will need to have the control number that appears on their card available when authorizing their vote.
- *By Internet* — Beneficial stockholders who received a Notice of Internet Availability may submit proxies over the Internet by following the instructions on the notice. Beneficial stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies over the Internet by following the instructions on the proxy card or voting instruction card.
- *By Mail* — Stockholders who received a paper copy of a proxy card or voting instruction card by mail may submit proxies by completing, signing and dating their proxy card or voting instruction card and mailing it in the accompanying pre-addressed envelope.

We will bear the cost of solicitation of proxies. In addition to the use of mails, proxies may be solicited by personal interview, telephone, facsimile, e-mail or otherwise, by our officers, directors and other employees. We have also retained the services of Georgeson Inc., an independent proxy solicitation firm, to assist in the solicitation of proxies. Georgeson will receive a fee of approximately $12,500 for its services and will be reimbursed for its out-of-pocket expenses. We also will request persons, firms and corporations holding shares in their names, or in the names of their nominees, which are beneficially owned by others to send or cause to be sent proxy materials to, and obtain proxies from, such beneficial owners and will reimburse such holders for their reasonable expenses in so doing.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 29, 2013

Electronic copies of our proxy statement and annual report are available at www.biomedrealty.com/12ar.

Voting

Holders of record of our common stock, $.01 par value per share, at the close of business on March 15, 2013 will be entitled to notice of and to vote at the annual meeting or any adjournments or postponements thereof. As of March 15, 2013, 169,052,207 shares of our common stock were outstanding and represent our only securities entitled to vote at the annual meeting. Each share of our common stock is entitled to one vote. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the annual meeting on any matter will constitute a quorum at the annual meeting. Directors are elected by a plurality of all of the votes cast. The ratification of the selection of KPMG LLP as our independent registered public accounting firm and the approval, on an advisory basis, of the compensation of the named executive officers as disclosed in this proxy statement require the affirmative vote of a majority of the votes cast on the proposal. The approval of the 2013 amendment and restatement of our 2004 Incentive Award Plan requires the affirmative vote of a majority of the votes cast on the proposal, provided that the total votes cast on this proposal represent a majority of the shares of our common stock entitled to vote on this proposal.

Votes cast by proxy or in person at the annual meeting will be counted by the person appointed by us to act as inspector of election for the annual meeting. The inspector of election will treat shares represented by proxies that reflect abstentions (or votes withheld) or include "broker non-votes" as shares that are present and entitled to vote for purposes of determining the presence of a quorum. A broker non-vote is a vote that is not cast on a non-routine matter because the shares entitled to cast the vote are held in street name, the broker lacks discretionary authority to vote the shares and the broker has not received voting instructions from the beneficial owner. With regard to the election of directors, ratification of the selection of KPMG LLP as our independent registered public accounting firm, and the advisory vote regarding the compensation of the named executive officers as disclosed in this proxy statement, abstentions and broker non-votes, if any, will not be counted as votes cast and will have no effect on the result of the vote. For purposes of the vote on the approval of the 2013 amendment and restatement of our 2004 Incentive Award Plan, abstentions and broker non-votes will have the same effect as votes against the proposal, unless a majority of the shares of our common stock entitled to vote on this proposal cast votes, in which event broker non-votes will have no effect on the result of the vote.

If you hold your shares in "street name" (that is, through a broker or other nominee), your broker or nominee will not vote your shares unless you provide instructions to your broker or nominee on how to vote your shares. You should instruct your broker or nominee how to vote your shares by following the voting instructions provided by your broker or nominee.

No person is authorized to make any representation with respect to the matters described in this proxy statement other than those contained herein and, if given or made, such information or representation must not be relied upon as having been authorized by us or any other person.

If you have any questions or need any assistance in voting your shares of our common stock, please contact our proxy solicitor:

Georgeson Inc.
480 Washington Boulevard, 26th Floor
Jersey City, NJ 07310
(800) 509-0917 (Toll Free)

PROPOSAL 1

ELECTION OF DIRECTORS

Our board of directors has nominated and recommends for election as directors the eight individuals named herein to serve until the next annual meeting of stockholders and until their respective successors are duly elected and qualify. All of the nominees are presently directors of BioMed Realty, and following the annual meeting there will be no vacancies on the board. Directors are elected by a plurality of all of the votes cast at the annual meeting. Cumulative voting is not permitted. If any of the nominees should be unable to serve or should decline to do so, the discretionary authority provided in the proxy will be exercised by the proxy holders to vote for a substitute or substitutes nominated by the board of directors, or the board of directors, on the recommendation of the nominating and corporate governance committee, may reduce the size of the board and number of nominees. The board of directors does not believe at this time that any substitute nominee or nominees will be required. There are no family relationships between any of our directors or executive officers. We believe that all of our current board members possess the professional and personal qualifications necessary for board service, and have highlighted particularly noteworthy attributes for each board member in the individual biographies below.

Information Regarding Nominees

The table below indicates the name, position with BioMed Realty and age of each nominee for director as of March 15, 2013:

Name	Position	Age
Alan D. Gold	Chairman and Chief Executive Officer	52
Gary A. Kreitzer	Director, Executive Vice President	58
Daniel M. Bradbury	Director	51
Barbara R. Cambon	Director	59
Edward A. Dennis, Ph.D.	Director	71
Richard I. Gilchrist	Director	67
Theodore D. Roth	Director	61
M. Faye Wilson	Director	75

Each of our directors possesses individual attributes that strengthen the board's collective qualifications, skills and experience. The following table describes the particular skills of each director that contribute to our board's collective ability to effectively direct the management of the business and affairs of the company.

<table>
<tr><td>Alan D. Gold

Chairman and
Chief Executive Officer
since 2004</td><td>Demonstrated leadership skills, extensive experience in effectively managing life science real estate companies and deep understanding of the life science real estate industry

Industry experience:
• Our Chairman and Chief Executive Officer since our formation in 2004
• Our President from 2004 until December 2008
• Chairman, President and Chief Executive Officer of our privately-held predecessor, Bernardo Property Advisors, Inc., from August 1998 until August 2004
• Co-founder, President and director of Alexandria Real Estate Equities, Inc., a publicly traded real estate investment trust, or REIT, specializing in acquiring and managing laboratory properties for lease to the life science industry, from its predecessor's inception in 1994 until he resigned as President in August 1998 and as a director at the end of 1998</td></tr>
</table>

<table>
<tr><td></td><td>

- Managing partner of Gold Stone Real Estate Finance and Investments, a partnership engaged in the real estate and mortgage business, from 1989 to 1994
- Assistant Vice President of Commercial Real Estate for Northland Financial Company, a full service commercial property mortgage banker, from 1989 to 1990
- Real Estate Investment Officer — Commercial Real Estate for John Burnham Company, a regional full service real estate company, from 1985 to 1989

Board experience:

- Current director and member of the audit committee of American Assets Trust, Inc., a publicly traded REIT

Education:

- Bachelor of Science Degree in Business Administration from San Diego State University
- Master of Business Administration from San Diego State University

</td></tr>
<tr><td>

Gary A. Kreitzer



Director and Executive Vice President since 2004

</td><td>

Demonstrated ability to effectively develop and execute strategies for life science real estate companies and deep understanding of the life science real estate industry

Industry experience:

- Our Executive Vice President and director since our formation in 2004
- Our General Counsel from 2004 until August 2012
- Executive Vice President, General Counsel and director of our privately-held predecessor, Bernardo Property Advisors, Inc., from December 1998 until August 2004
- Co-founder, Senior Vice President and In-House Counsel of Alexandria Real Estate Equities, Inc. from its predecessor's inception in 1994 until December 1998
- In-House Counsel and Vice President for Seawest Energy Corporation, an alternative energy facilities development company, from 1990 to 1994
- In-House Counsel, Secretary and Vice President for the Christiana Companies, Inc., a publicly traded investment and real estate development company, from 1982 to 1989

Education / other:

- Bachelor of Arts Degree in Economics from the University of California, San Diego
- Juris Doctor Degree, with honors, from the University of San Francisco
- Member of the California State Bar and the American Bar Association

</td></tr>
</table>

Proxy Statement

Daniel M. Bradbury  Director since 2013 Member, Compensation Committee Member, Nominating & Corporate Governance Committee	Extensive knowledge of the life science industry and proven executive leadership experience Industry experience: • Managing member of BioBrit, LLC, a life science consulting and investment firm • Chief Executive Officer of Amylin Pharmaceuticals, Inc., from March 2007 until its acquisition by Bristol-Myers Squibb Company in August 2012 • President of Amylin Pharmaceuticals, Inc., from June 2006 until March 2007, Chief Operating Officer from June 2003 to June 2006, and Executive Vice President from June 2000 until June 2003, having joined Amylin in 1994 Board experience: • Current director of Illumina, Inc., Geron Corporation, Corcept Therapeutics Inc. and Castle Biosciences, Inc. • Member of the board of trustees for the Keck Graduate Institute of the Claremont Colleges • Member of the Advisory Council of the University of California San Diego's Rady School of Management and the University of Miami's Innovation Corporate Advisory Council Education: • Bachelor of Pharmacy from Nottingham University • Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education in the United Kingdom
Barbara R. Cambon  Director since 2004 Member, Audit Committee Member, Nominating & Corporate Governance Committee	Knowledge and experience in institutional real estate investing and key aspects of real estate operations, strategic planning, finance and REIT management Industry experience: • Real estate advisor and independent consultant since October 2002 • Principal of Colony Capital, LLC, a private real estate investment firm, from November 1999 to October 2002, and Chief Operating Officer from April 2000 until October 2002 • President and founder of Institutional Property Consultants, Inc., a real estate consulting company, from 1985 to October 1999 Board experience: • Current director, member of the audit committee and Chair of the conflicts committee of each of KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc. and KBS Real Estate Investment Trust III, Inc. Education: • Bachelor of Science Degree in Education from the University of Delaware • Master of Business Administration with an emphasis in real estate and finance from Southern Methodist University

Edward A. Dennis, Ph.D.	
 Director since 2004 Member, Compensation Committee	Knowledge and experience in key aspects of research and development, laboratory utilization and design, and pharmaceutical and biotechnology products in the life science industry Industry experience: • Distinguished Professor and former Chair of the Department of Chemistry and Biochemistry and Distinguished Professor of the Department of Pharmacology in the School of Medicine at the University of California, San Diego, having served as a faculty member since 1970 • Visiting Professor at Harvard Medical School, Brandeis University, Université Pierre et Marie Curie and Collège de France, and Adjunct Professor at The Scripps Research Institute • Authored over 350 research publications and holds numerous life sciences patents • Co-founder of several privately-held life science companies • Governing boards of several professional organizations serving the life science industry • Extensive consulting and science advisory board experience in the life science industry Board experience: • Director of Biocept, Inc. from 2008 to 2012 • Current Chair and member of the Board of Trustees of The ResMed Foundation from 2002 to 2010 and 2012 to present, also having served as Treasurer in 2012 • Board of Trustees of the Gordon Research Conferences since 2008 and Vice Chair since 2012 • Member of the University Council of Yale University since 2004 • Member of the Board of Governors of the Yale University Alumni Association from 1997 to 2008, having served as Chair from 2004 to 2006 • Director of The Keystone Symposia on Molecular and Cellular Biology from 1996 to 2008, having served as Chair and President from 1996 to 2004 • Director of Alexis Corporation from 1995 to 2001 Education: • Bachelor of Arts Degree from Yale University • Master of Arts and Doctorate of Philosophy in Chemistry from Harvard University • Research Fellow at Harvard Medical School • Doctorate in Medicine (honorary) from Goethe University

Proxy Statement

Proxy Statement

Richard I. Gilchrist	
 Director since 2007 Chair, Compensation Committee Member, Nominating & Corporate Governance Committee	Knowledge and experience in key aspects of the REIT industry, public company management, strategic planning, real estate operations and finance Industry experience: • Senior Advisor of The Irvine Company, a privately held real estate investment company, with responsibility for acquisitions and investments, since July 2011 • President of the Investment Properties Group of The Irvine Company from 2006 to 2011 • Executive officer of various affiliates of The Irvine Company from 2006 to 2011 • President and Co-Chief Executive Officer and on the board of directors of MPG Office Trust Inc. (formerly Maguire Properties, Inc.), a publicly held REIT, from 2002 to 2006 • Chief Executive Officer and President of Commonwealth Atlantic Properties, a privately held REIT, from 1997 to 2001 Board experience: • Current director and member of the compensation committee of Ventas, Inc. since 2011 • Current lead director and member of the compensation committee of Spirit Realty Capital, Inc. since 2012 • Director of various affiliates of The Irvine Company from 2006 to 2011 • Director, chairman of the investment and risk assessment committee and member of the compensation committee of Nationwide Health Properties, Inc., a publicly traded REIT, from 2008 to 2011 • Current member of the Whittier College Board of Trustees, and chairman from 2003 to 2011 • Member of the Advisory Board of the University of California, Los Angeles Law School • Director of Commonwealth Atlantic Properties from 1997 to 2001 Education: • Bachelor of Arts Degree from Whittier College • Juris Doctor Degree from University of California, Los Angeles Law School

<table>
<tr><td>

Theodore D. Roth



Director since 2004

Chair, Audit Committee

Member, Compensation Committee

</td><td>

Knowledge and experience in key aspects of executive management, strategic planning and financing of growth companies in the life science industry

Industry experience:

- President of Roth Capital Partners, LLC, an investment banking firm, since July 2010, and Managing Director from February 2003 to June 2010
- President, Chief Operating Officer and other senior management positions at Alliance Pharmaceutical Corp. for over 15 years prior to joining Roth Capital Partners, LLC

Board experience:

- Director of Targeson, Inc., a privately-held biotechnology company, since 2009
- Director of Orange 21 Inc. from 2005 to 2009
- Director of Alliance Pharmaceutical from 1998 to 2002
- Member of the Iowa Wesleyan College Board of Trustees since 2010

Education:

- Juris Doctor Degree from Washburn University
- Master of Laws in Corporate and Commercial Law from the University of Missouri in Kansas City

</td></tr>
<tr><td>

M. Faye Wilson



Director since 2005

Member, Audit Committee

Chair, Nominating & Corporate Governance Committee

</td><td>

Knowledge and experience in key aspects of executive management, strategic planning, corporate governance, enterprise risk management, finance and accounting

Industry experience:

- Chair of Wilson Boyles and Company LLC, a business management and strategic planning consulting firm, and principal since 2003
- Senior officer of The Home Depot, Inc. from 1998 through 2002
- Senior management roles at Bank of America Corporation from 1992 to 1998, including senior assignments in corporate finance in the United States and Europe, Chairman of Security Pacific Financial Services and Executive Vice President and Chief Credit Officer for Bank of America's National Consumer Banking Group

Board experience:

- Member of the Salk Institute Board of Trustees since 2010
- Previously served on six other boards of directors of public companies, including as a director of Farmers Insurance Group of Companies from 1993 through 2001 and as a director of Home Depot from 1992 through 2001

Education / other:

- Undergraduate Degree from Duke University
- Master's Degree in International Relations from the University of Southern California
- Master's Degree in Business Administration from the University of Southern California
- Became a certified public accountant in 1961

</td></tr>
</table>

Proxy Statement

Information Regarding the Board

Board Independence

Our board of directors has determined that each of our current directors, except for Messrs. Gold and Kreitzer, has no material relationship with BioMed Realty (either directly or as a partner, stockholder or officer of an organization that has a relationship with BioMed Realty) and is "independent" within the meaning of our director independence standards, which include the New York Stock Exchange director independence standards, as currently in effect. Furthermore, our board of directors has determined that each of the members of each of the audit committee, the compensation committee and the nominating and corporate governance committee has no material relationship with BioMed Realty (either directly or as a partner, stockholder or officer of an organization that has a relationship with BioMed Realty) and is "independent" within the meaning of our director independence standards.

Board Meetings

Our board of directors held six meetings during fiscal 2012. No director attended fewer than 75% of the aggregate of the total number of meetings of our board of directors and the total number of meetings of committees of our board of directors on which he or she served during the period for which he or she was a director.

To ensure free and open discussion among the independent directors of the board, regularly scheduled executive sessions are held, at which only independent directors are present. The independent directors have nominated the chair of the nominating and corporate governance committee, currently Ms. Wilson, to serve as presiding director at each executive session.

Committees of the Board

Our board of directors has three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee.

Audit Committee. The audit committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The audit committee helps ensure the integrity of our financial statements, the qualifications and independence of our independent registered public accounting firm and the performance of our internal audit function and independent registered public accounting firm. The audit committee appoints, assists and meets with the independent registered public accounting firm, oversees each annual audit and quarterly review, establishes and maintains our internal audit controls and prepares the report that federal securities laws require be included in our annual proxy statement. Mr. Roth is the chair and Ms. Cambon and Ms. Wilson serve as members of the audit committee. Our board of directors has determined that each of Mr. Roth, Ms. Cambon and Ms. Wilson is an "audit committee financial expert" as defined by the Securities and Exchange Commission. In addition, our board of directors has determined that Ms. Cambon's simultaneous service on our audit committee and the audit committees of three other public companies, which are affiliated with each other, does not impair her ability to effectively serve on our audit committee. The audit committee held four meetings in 2012.

Compensation Committee. The compensation committee reviews and approves our compensation philosophy and the compensation and benefits of our executive officers and Section 16 officers; reviews and approves all executive officers' employment agreements and severance arrangements; administers and makes recommendations to our board of directors regarding our compensation and stock incentive plans; reviews and approves policies concerning perquisite benefits, policies regarding compensation paid to our executive officers in excess of limits deductible under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and policies with respect to change of control and "parachute" payments; and reviews the compensation discussion and analysis included in our proxy statement and produces an annual report on executive compensation for inclusion in our proxy statement. Mr. Gilchrist is the chair and Mr. Bradbury, Dr. Dennis and Mr. Roth serve as members of the compensation committee. The compensation committee held seven meetings in 2012.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee develops and recommends to our board of directors a set of corporate governance principles, adopts a code of ethics, adopts policies with respect to conflicts of interest, monitors our compliance with corporate governance requirements of state and federal law and the rules and regulations of the New York Stock Exchange, establishes criteria for prospective members of our board of directors, conducts candidate searches and interviews, oversees and evaluates our board of directors and management, evaluates from time to time the appropriate size and composition of our board of directors and its committees, recommends, as appropriate, increases, decreases and changes in the composition of our board of directors and its committees and recommends to our board of directors the slate of directors to be elected at each annual meeting of our stockholders. Ms. Wilson is the chair and Mr. Bradbury, Ms. Cambon and Mr. Gilchrist serve as members of the nominating and corporate governance committee. The nominating and corporate governance committee held four meetings in 2012.

Our board of directors has adopted charters for each of the audit committee, compensation committee and nominating and corporate governance committee. Each of the charters is available on our website at www.biomedrealty.com. The information contained on our website is not incorporated by reference into and does not form a part of this proxy statement.

Our board of directors may from time to time establish certain other committees to facilitate the management of BioMed Realty.

Board Leadership Structure

Mr. Gold has served as our Chairman and Chief Executive Officer since our formation in 2004. Our board of directors is comprised of Mr. Gold, Mr. Kreitzer, our Executive Vice President, and six independent directors. Our board has three standing independent committees with separate chairs — the audit, compensation, and nominating and corporate governance committees.

Our board of directors possesses considerable business experience and understanding of our company, including the opportunities and risks that we face. Our board of directors believes that our Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with the company's business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in strategy development and execution. Our independent directors bring experience, oversight and expertise from outside the company and across various disciplines, including real estate, finance, life science, public company management and academics, while our Chief Executive Officer brings extensive company-specific and life science real estate experience and expertise. Our board of directors believes that the combined role of Chairman and Chief Executive Officer promotes strategy development and execution, and facilitates the flow of information between management and our board, which are essential to effective governance and success in achieving business goals.

One of the key responsibilities of our board of directors is to oversee development of strategic direction and hold management accountable for the execution of strategy once it is developed. Our board of directors believes the combined role of Chairman and Chief Executive Officer, in combination with our six independent directors comprising a large majority of the board, is in the best interest of our company because it provides the appropriate balance between strategy development and independent oversight of management.

Our board of directors has not appointed a lead independent director. Our board believes that the current board leadership structure, with a large majority of independent directors, each of whom has a different perspective and role in discussions based on his or her experience across various disciplines as described above, with active participation by independent directors in chairing and serving on board committees, and with complete and open lines of communication and access to the Chairman and Chief Executive Officer and other members of management, is operating effectively to foster productive, timely and efficient communications among the independent directors and management. However, our board of directors will continue to evaluate the company's leadership structure and may determine to appoint a lead independent director in the future.

Board's Role in Risk Oversight

Our board of directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term corporate performance and enhance stockholder value. As such, our board, as a whole and at the committee level, focuses on the company's general risk management strategy, the most significant risks facing the company, and the implementation of risk mitigation strategies by management.

As a part of this process, our board regularly receives reports from members of senior management on areas of material risk to the company, including operational, financial, legal and regulatory, strategic and reputational risks, as well as general updates on the company's financial position, budgets, financing activities, results of operations, tenants, leasing and development activities and other department-specific activities.

In addition, the board's committees are responsible for reviewing risk management strategies in certain areas. The compensation committee is responsible for reviewing the management of risks relating to the company's compensation plans and arrangements. The audit committee reviews management of financial risks, including risks associated with financial accounting and audits and internal control over financial reporting. The nominating and corporate governance committee reviews risks associated with the independence of our board of directors, adherence to corporate governance standards, and management development and leadership succession policies and programs. While each committee is responsible for evaluating certain risks, our entire board of directors is regularly informed through committee reports about such risks, including when a matter rises to the level of a material or enterprise level risk. This process enables our board and its committees to coordinate the risk oversight role, particularly with respect to the interrelationship of risks.

Our management is responsible for day-to-day risk management. Our accounting, legal and internal audit functions serve as the primary monitoring divisions for company-wide policies and procedures, and manage the day-to-day oversight of the risk management strategy for our ongoing business. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels, and working with the board or its committees as necessary to design and implement risk management strategies.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing BioMed Realty and that our board leadership structure supports this approach.

Compensation Committee Interlocks and Insider Participation

There were no insider participations or compensation committee interlocks among the members of the committee during fiscal year 2012. At all times during fiscal year 2012, the compensation committee was comprised solely of independent, non-employee directors.

Director Qualifications

The nominating and corporate governance committee has not set minimum qualifications for board nominees. However, pursuant to its charter, in identifying candidates to recommend for election to the board, the nominating and corporate governance committee considers the following criteria: (1) personal and professional integrity, ethics and values, (2) experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly traded company in today's business environment, (3) experience in our industry and with relevant social policy concerns, (4) diversity of experience, profession and background, both on an individual level and in relation to the board as a whole, (5) experience as a board member of another publicly held company, (6) academic expertise in an area of our operations and (7) practical and mature business judgment, including ability to make independent analytical inquiries. Our board of directors evaluates each individual in the context of our board as a whole, with the objective of assembling a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas. In determining whether to recommend a director for re-election, the nominating and corporate governance committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the board. Nominees are not evaluated on the basis of race, gender, religion, national origin, sexual orientation, disability or any other basis prohibited by law. Our directors, qualification criteria and the effectiveness of our nomination policies are reviewed annually by the nominating and corporate governance committee.

Identifying and Evaluating Nominees for Directors

The nominating and corporate governance committee identifies nominees by first evaluating the current members of our board willing to continue in service. Current members with qualifications and skills that are consistent with the nominating and corporate governance committee's criteria for board service are re-nominated. As to new candidates, the nominating and corporate governance committee will generally poll board members and members of management for their recommendations. The nominating and corporate governance committee may also hire a search firm if deemed appropriate to identify and perform background due diligence on potential candidates. An initial slate of candidates will be presented to the chair of the nominating and corporate governance committee, who will then make an initial determination as to the qualification and fit of each candidate. Candidates will be interviewed by the Chief Executive Officer and independent board members. The nominating and corporate governance committee will then approve final director candidates and, after review and deliberation of all feedback and data, will make its recommendation to our board of directors. Recommendations received from stockholders will be considered and processed and are subject to the same criteria as are candidates nominated by the nominating and corporate governance committee.

The foregoing notwithstanding, if we are legally required by contract or otherwise to permit a third party to designate one or more of the directors to be elected or appointed (for example, pursuant to articles supplementary designating the rights of a class of preferred stock to elect one or more directors upon a dividend default), then the nomination or appointment of such directors shall be governed by such requirements.

Each of the nominees for election as director at the annual meeting is recommended by the nominating and corporate governance committee to stand for reelection.

Stockholder Recommendations for Director Nominees

The nominating and corporate governance committee's policy is to consider candidates recommended by stockholders. The stockholder must submit a detailed resume of the candidate and an explanation of the reasons why the stockholder believes the candidate is qualified for service on our board of directors and how the candidate satisfies the board's criteria. The stockholder must also provide such other information about the candidate as would be required by the Securities and Exchange Commission rules to be included in a proxy statement. In addition, the stockholder must include the consent of the candidate and describe any arrangements or undertakings between the stockholder and the candidate regarding the nomination. The stockholder must submit proof of BioMed Realty stockholdings. All communications are to be directed to the chair of the nominating and corporate governance committee, c/o BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128, Attention: Secretary. For any annual meeting, recommendations received after 120 days prior to the anniversary of the date of the proxy statement for the prior year's annual meeting will likely not be considered timely for consideration by the nominating and corporate governance committee for that annual meeting.

Proxy Statement

Compensation of Directors

From January 1, 2012 through June 30, 2012, each of our directors who was not an employee of our company or our subsidiaries received $17,500 (one-half of an annual fee of $35,000) for service as a director. The chair of the audit committee received an additional $7,500 fee (one-half of an annual fee of $15,000) and each non-employee director who chaired any other committee of the board of directors received an additional $5,000 fee (one-half of an annual fee of $10,000) for each committee chaired. In addition, each non-employee director received a fee of $1,500 for each board of directors meeting attended in person or by telephone, a fee of $1,500 for each audit committee meeting attended in person or by telephone, and a fee of $1,000 for each other committee meeting attended in person or by telephone.

Effective July 1, 2012, our director compensation program was amended, so that from July 1, 2012 through December 31, 2012, each of our non-employee directors received $22,500 (one-half of an annual fee of $45,000) for service as a director. The chair of the audit committee received an additional $10,000 fee (one-half of an annual fee of $20,000) and each non-employee director who chaired any other committee of the board of directors received an additional $7,500 fee (one-half of an annual fee of $15,000) for each committee chaired. In addition, each non-employee director received a fee of $1,500 for each board of directors meeting attended in person or by telephone during this period and a fee of $1,500 for each committee meeting attended in person or by telephone. The foregoing director compensation program will continue into 2013.

Non-employee directors received fees for attending committee meetings whether or not a meeting of the board of directors was held on the same day. Non-employee directors were also reimbursed for reasonable expenses incurred to attend board of directors and committee meetings. Directors who were employees of the company or its subsidiaries did not receive compensation for their service as directors.

Our non-employee directors also receive automatic grants of restricted stock under our 2004 Incentive Award Plan on the date of each annual meeting of stockholders. On the date of the 2012 annual meeting of stockholders, each non-employee director was granted 3,339 shares of restricted stock, which vest one year from the date of grant. Effective August 31, 2012, we will grant shares of restricted stock to each non-employee director who is initially elected or appointed to our board of directors on the date of such initial election or appointment equal in value to $80,000, based on the closing price of our common stock on the date of such grant. In addition, on the date of each annual meeting of stockholders, beginning with the 2013 annual meeting of stockholders, each non-employee director who continues to serve on our board of directors will be granted shares of restricted stock equal in value to $80,000, based on the closing price of our common stock on the date of such grant. The restricted stock granted to non-employee directors vests one year from the date of grant. In connection with his appointment to our board of directors on January 1, 2013, Mr. Bradbury was granted 4,139 shares of restricted stock, which vest one year from the date of grant.

The table below summarizes the compensation paid by the company to non-employee directors for the fiscal year ended December 31, 2012.

Name(1)	Fees Earned or Paid in Cash	Stock Awards(2)	All Other Compensation	Total
Barbara R. Cambon	$63,500	$60,002	$—	$123,502
Edward A. Dennis, Ph.D.	62,667	60,002	—	122,669
Richard I. Gilchrist	73,334	60,002	—	133,336
Theodore D. Roth	72,417	60,002	—	132,419
M. Faye Wilson	78,084	60,002	—	138,086

(1) Alan D. Gold, our Chairman and Chief Executive Officer, and Gary A. Kreitzer, our Executive Vice President, are not included in this table because they are employees and thus receive no compensation for their services as directors. The compensation received by Messrs. Gold and Kreitzer as employees is shown in the Summary Compensation Table.

(2) Represents the grant date fair value of restricted stock awarded in 2012 based on the closing price of our common stock on the date of such grants, as determined in accordance with Accounting Standards Codification Topic 718, Stock Compensation, or ASC Topic 718. During 2012, each of our independent directors was granted 3,339 shares of restricted stock. The shares vest one year from the date of grant, and represent the only unvested shares of restricted stock held by our non-employee directors at December 31, 2012.

Stock Ownership Guidelines for Non-Employee Directors

Under our company's stock ownership guidelines, each non-employee director is expected to, within five years of the later of August 25, 2010 or the date on which such person is appointed to the board, own shares of the company's common stock or securities convertible or exchangeable into shares of the company's common stock with a market value of no less than five times his or her current annual cash retainer for serving as a member of the board of directors, exclusive of chairperson, committee or meeting fees. Each non-employee director (other than Mr. Bradbury, who was appointed to our board of directors on January 1, 2013) was in compliance with the stock ownership guidelines for the year ended December 31, 2012. Stock ownership guidelines for our executive officers, including Messrs. Gold and Kreitzer, are described below under "Executive Compensation and Other Information — Compensation Discussion and Analysis — Stock Ownership Guidelines for Executive Officers." The table below shows each non-employee director's equity ownership in the company as a multiple of his or her cash retainer and the minimum ownership level required pursuant to these guidelines for each of our non-employee directors as of December 31, 2012:

Non-Employee Director	Dollar Value of Equity Ownership as a Multiple of Cash Retainer(1)	Minimum Ownership Level Required as a Multiple of Cash Retainer
Barbara R. Cambon	13.3x	5.0x
Edward A. Dennis, Ph.D.	14.7x	5.0x
Richard I. Gilchrist	8.9x	5.0x
Theodore D. Roth	11.7x	5.0x
M. Faye Wilson	13.3x	5.0x

(1) Calculated by multiplying the aggregate number of shares of common stock held by each non-employee director by the closing price of $19.33 per share of our common stock on December 31, 2012.

Policy Governing Stockholder Communications with the Board of Directors

Our board of directors welcomes communications from our stockholders. Any stockholder or other interested party who wishes to communicate with the board or one or more members of the board should do so in writing in care of the General Counsel of BioMed Realty, at our principal office, 17190 Bernardo Center Drive, San Diego, California 92128. The General Counsel is directed to forward each appropriate communication to the director or directors for whom it is intended.

Policy Governing Director Attendance at Annual Meetings of Stockholders

We encourage, but do not require, our board members to attend the annual meeting of stockholders. All of our directors, except Mr. Bradbury (who was appointed to our board of directors on January 1, 2013), attended our 2012 annual meeting of stockholders, which was held on May 30, 2012.

Code of Business Conduct and Ethics and Corporate Governance Guidelines

We have adopted a Code of Business Conduct and Ethics that applies to our officers, employees, agents and directors. In addition, our board of directors has adopted Corporate Governance Guidelines to assist the board in the exercise of its responsibilities and to serve the interests of BioMed Realty and its stockholders. The Code of Business Conduct and Ethics and Corporate Governance Guidelines are posted on our website at www.biomedrealty.com.

Recommendation of the Board of Directors

Our board of directors recommends that stockholders vote FOR each of the nominees set forth above.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors has selected KPMG LLP to serve as our independent registered public accounting firm for the year ending December 31, 2013, and our board of directors has directed that management submit the selection of the independent registered public accounting firm for ratification by our stockholders at the annual meeting. KPMG LLP has audited our financial statements since our inception in 2004. Representatives of KPMG LLP are expected to be present at the annual meeting. Such representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Stockholder ratification of the selection of KPMG LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the board of directors is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm and may decide to retain the firm, even in the absence of stockholder ratification. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the audit committee determines that such a change would be in the best interests of the company.

The affirmative vote of a majority of the votes cast on the proposal at the annual meeting is required for the ratification of the selection of KPMG LLP as our independent registered public accounting firm.

Recommendation of the Board of Directors

Our board of directors recommends that stockholders vote FOR the ratification of the selection of KPMG LLP as the company's independent registered public accounting firm for the year ending December 31, 2013.

Proxy Statement

PROPOSAL 3

APPROVAL OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

At our 2011 annual meeting of stockholders, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the company submitted a non-binding advisory vote to our stockholders to determine the frequency of the advisory stockholder vote to approve the compensation of the company's named executive officers (the "say-on-pay" proposal). A majority of the votes cast at the 2011 annual meeting of stockholders were voted in favor of holding the advisory vote on executive compensation on an annual basis and, in accordance with this stockholder preference, our board of directors determined that advisory votes on executive compensation will be held on an annual basis. At our 2012 annual meeting of stockholders, approximately 98% of the votes cast by stockholders on the company's say-on-pay proposal were cast in favor of the proposal. Although this vote on executive compensation is non-binding, our compensation committee and board of directors value the opinions of the stockholders and will consider the outcome of this vote when making future compensation decisions.

Sound Program Design

Our executive compensation program incorporates policies and practices that are designed to ensure that it is strongly aligned with our goals and strategies and promotes responsible pay and governance practices. These policies and practices are discussed in detail under "Compensation Discussion and Analysis" and include:

- A ***formulaic annual bonus program***, where each full-time executive's annual bonus is tied to achievement of predetermined "threshold," "target," and "maximum" performance goals;
- ***At least 50% of long-term equity incentive awards are performance units***, the number and value of which, if any, will be paid out based on the company's total stockholder return performance relative to its peer group over a multi-year period, with ***no dividends paid or accrued on the performance units prior to vesting or upon conversion***;
- ***No employment contracts, guaranteed base salary increases or minimum annual bonuses***;
- ***No "single trigger" severance payments*** and ***no tax gross-up payments*** for "excess parachute payments";
- ***No special perquisites or benefits*** and ***no supplemental executive retirement plan***;
- ***Post-vesting stock retention guidelines***, ***stock ownership guidelines***, ***clawback policy*** and ***anti-hedging policy***; and
- ***Annual review of peer group*** by the compensation committee for benchmarking compensation levels and ***annual risk assessment of pay practices***, with input from its ***independent compensation consultant*** Pearl Meyer & Partners, LLC ("PM&P").

2012 Business Performance and Impact on Compensation

Our company, under the leadership of our management team, continued to deliver strong financial and operational performance in 2012. We link company performance directly to the compensation of our management team through our annual cash bonus program. The following table presents a summary of our performance results versus previously established corporate performance goals under the company's 2012 bonus plan (threshold or lower performance equals a 0% score, target performance equals a 100% score and maximum or greater performance equals a 200% score):

Metric	Threshold	Target	Maximum	2012 Result	2012 Score
Core funds from operations (CFFO) per diluted share	$ 1.20	$ 1.24	$ 1.28	$ 1.31	200%
Leasing volume (square footage)	800,000	1.2 million	1.6 million	2.1 million	200%
New investments (aggregate capital investment)	$ 0	$200 million	$400 million	$444 million	200%
Leverage ratio (debt / total gross assets)	45.0%	40.0%	35.0%	38.5%	130%

In addition, our management team guided the company in 2012 to the successful execution of its first international investment, representing a transformative event that is expected to be critical to the company's future expansion and long-term growth. The company acquired Granta Park in June 2012 for approximately $196 million, comprising a 472,000 square foot, eleven-building life science campus in Cambridge, United Kingdom. The campus is fully leased on a long-term basis to eleven global pharmaceutical and biotechnology companies, with approximately 138,000 square feet of development and expansion rights that provide a platform for future development to support existing tenants' needs.

Please read "Compensation Discussion and Analysis" beginning on page 34 and the executive compensation tables and accompanying disclosure beginning on page 59 for details about our executive compensation programs, including information about the fiscal year 2012 compensation of our named executive officers.

We are asking our stockholders to indicate their support for our named executive officer compensation as described in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, we ask that our stockholders vote "FOR" the following resolution:

> "RESOLVED, that BioMed Realty's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in BioMed Realty's Proxy Statement for the 2013 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2012 Summary Compensation Table and the other related tables and disclosure."

Approval of the advisory vote regarding the compensation of the named executive officers described in this proposal 3 requires the affirmative vote of a majority of the votes cast on the proposal.

Recommendation of the Board of Directors

Our board of directors recommends that stockholders vote FOR the approval of the compensation of the named executive officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

PROPOSAL 4

APPROVAL OF THE 2013 AMENDMENT AND RESTATEMENT OF THE 2004 INCENTIVE AWARD PLAN OF BIOMED REALTY TRUST, INC. AND BIOMED REALTY, L.P.

We are asking our stockholders to approve the 2013 amendment and restatement of the 2004 Incentive Award Plan of BioMed Realty Trust, Inc. and BioMed Realty, L.P. (the "Current Plan"). The proposed 2013 amendment and restatement of the Current Plan is referred to herein as the "Amended Plan."

Background

BioMed Realty's board of directors approved the Amended Plan, subject to approval by BioMed Realty's stockholders. The proposed Amended Plan would become effective immediately upon stockholder approval at the 2013 annual meeting of stockholders.

The proposed Amended Plan will implement the following material changes:

- The Amended Plan will increase the number of shares authorized for issuance under the Current Plan by 5,400,000 shares from 5,340,000 shares to 10,740,000 shares.
- The Amended Plan will limit the aggregate value of awards which may be granted to any non-employee director in any fiscal year.
- The Amended Plan clarifies that the administrator (currently the compensation committee of our board of directors) may require that awards granted pursuant to the Amended Plan be subject to the provisions of any claw-back policy adopted by the company, including any claw-back policy adopted to comply with the Dodd-Frank Act and related rules.

If this Proposal 4 is not approved, the Amended Plan will not become effective, but the Current Plan will remain in effect.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE AMENDED PLAN

Why Our Board Recommends That You Vote for the Amended Plan

Equity Incentive Awards Are Critical to Long-Term Stockholder Value Creation

Our equity incentive plan is critical to our long-term goal of building stockholder value. As discussed in the "Compensation Discussion and Analysis" section of this proxy statement, equity incentive awards are central to our compensation program and constitute a significant portion of our named executive officers' total direct compensation. Our board of directors and its compensation committee believe that our ability to grant equity incentive awards, including performance units, restricted stock and long-term incentive plan units ("LTIP units"), to new and existing employees, directors and eligible consultants has helped us attract, retain and motivate professionals with superior ability, experience and leadership capability. Historically, we have issued performance units, restricted stock and LTIP units under the Current Plan. These forms of equity compensation align the interests of our employees, directors and consultants with the interests of the company's stockholders, encourage retention and promote actions that result in long-term stockholder value creation.

Our equity incentive program is broad-based. As of March 15, 2013, 85 of our 177 employees had received grants of equity awards. We believe we must continue to offer a competitive equity compensation plan in order to attract, retain and motivate the industry-leading talent imperative to our continued growth and success.

The Current Plan Will No Longer Have Shares Available for Grant

As of March 15, 2013, we had 1,414,481 shares available for grant, assuming vesting of unvested performance units granted previously at "target" performance levels, and 1,075,041 shares available for grant, assuming vesting of unvested performance units granted previously at "maximum" performance levels. **Based on historical usage, as discussed below, if we do not increase the share reserve at our 2013 annual meeting, we estimate that we would need to make significant changes to our equity award practices in order to conserve the share reserve balance until the time of our 2014 annual meeting. This assumes we continue to grant awards consistent with our historical usage and current practices, as reflected in our historical burn rate discussed below, and noting that future circumstances may require us to change our current equity grant practices. The changes to our practices could limit our flexibility to provide competitive compensation and thus our ability to attract, motivate and retain highly qualified talent.**

Our Current Plan is the only equity incentive plan we currently have in place. While we could increase cash compensation to a limited extent if we are unable to grant equity incentives, we anticipate that we will have difficulty attracting, retaining and motivating our employees, directors and consultants if we are unable to issue equity grants to them. We also believe that equity-based grants are a more effective compensation vehicle than strictly cash, because they better align the financial interests of our employees with the interests of our stockholders, and promote actions that result in long-term stockholder value creation.

We Manage Our Equity Incentive Award Use Carefully

We manage our long-term stockholder dilution by limiting the number of equity awards granted annually. The compensation committee carefully monitors our total dilution and equity expense to ensure that we maximize stockholder value by granting only the appropriate number of equity awards necessary to attract, retain and motivate employees. Based on historical usage, we expect that the proposed 5,400,000 share increase in the number of shares available for issuance under the Amended Plan over the share reserve under the Current Plan would be sufficient for approximately five years of awards, assuming we continue to grant awards consistent with our historical usage and current practices, as reflected in our historical burn rate discussed below, and noting that future circumstances may require us to change our current equity grant practices. The share reserve under the Amended Plan could last for a longer or shorter period of time, depending on our future equity grant practices, which we cannot predict with any degree of certainty at this time.

The following table summarizes the unvested equity awards outstanding and shares remaining available for issuance under the Current Plan, each as of March 15, 2013, and the proposed increase in shares authorized for issuance under the Amended Plan:

Award	Full-Value Awards	As a % of Shares Outstanding(3)	Dollar Value(4)
Unvested equity awards(1)	1,636,368	0.97%	$ 35.9 million
Remaining equity awards available for issuance under Current Plan(2)	1,414,481	0.84%	$ 31.1 million
Proposed increase in shares available for issuance under Amended Plan (over existing share reserve under Current Plan)	5,400,000	3.19%	$118.6 million
Total	8,450,849	5.00%	$185.6 million

(1) Includes 1,296,928 shares of unvested restricted stock and 339,440 unvested performance units based on "target" performance.

(2) Assumes 339,440 unvested performance units based on "target" performance. If outstanding unvested performance units vest based on "maximum" performance, 1,075,041 full-value equity awards remain available for issuance under the Current Plan.

(3) Based on 169,052,207 shares of our common stock outstanding as of March 15, 2013 (and excluding any unvested performance units).

(4) The closing share price on March 15, 2013 for our common stock on the New York Stock Exchange was $21.96.

The following table shows key equity metrics over the past three fiscal years:

Key Equity Metrics	2012	2011	2010
Equity burn rate(1)(4)	0.39%	0.48%	0.58%
Dilution(2)(4)	2.06%	2.44%	3.13%
Overhang(3)(4)	1.14%	1.12%	1.21%

(1) Equity burn rate is calculated by dividing the number of shares subject to equity awards granted during the fiscal year by the weighted-average number of shares outstanding during the period. If each equity award is counted as a "full-value" award and multiplied by a "full-value award multiplier" of 2.5, consistent with the methodology employed by certain proxy advisory firms, the "adjusted" equity burn rate was 0.97%, 1.19% and 1.46% for 2012, 2011 and 2010, respectively.

(2) Dilution is calculated by dividing the sum of (x) the number of shares subject to equity awards outstanding at the end of the fiscal year and (y) the number of shares available for future grants, by the number of shares outstanding at the end of the fiscal year.

(3) Overhang is calculated by dividing the number of shares subject to equity awards outstanding at the end of the fiscal year by the number of shares outstanding at the end of the fiscal year.

(4) Any performance units outstanding during the period represent "target" performance.

In light of the factors described above, and the fact that the ability to continue to grant equity compensation is vital to our ability to continue to attract and retain employees in the competitive labor markets in which we compete, the board of directors has determined that the size of the share reserve under the Amended Plan is reasonable and appropriate at this time. The board of directors will not create a subcommittee to evaluate the risks and benefits for issuing the additional authorized shares requested.

Key Features of the Amended Plan Reflect Use of Compensation and Governance Best Practices

The proposed Amended Plan continues to include provisions designed to protect our stockholders' interests and reflect corporate governance best practices, including:

- *Administrator Independence.* The compensation committee, comprised solely of independent non-employee directors, administers the plan.
- *Continued broad-based eligibility for equity awards.* We grant equity awards to a significant number of employees, which generally vest only upon satisfaction of performance criteria over a multi-year period or are subject to time-based vesting over a four-year period. By doing so, we link employee interests with stockholder interests throughout the organization and motivate our employees to act as owners of the business.
- *Stockholder approval is required for subsequent increases to authorized number of shares.* The Amended Plan does not contain an annual "evergreen" provision. The Amended Plan authorizes a fixed number of shares, so that stockholder approval is required to further increase the maximum number of securities which may be issued under the Amended Plan.
- *No discount stock options or stock appreciation rights.* All stock options and stock appreciation rights will have an exercise price equal to or greater than the fair market value of our common stock on the date the stock option or stock appreciation right is granted. To date, we have not granted any stock options or stock appreciation rights under the Current Plan.

- *Repricing is not allowed.* Both the Current Plan and the proposed Amended Plan prohibit the repricing of stock options and stock appreciation rights without prior stockholder approval.
- *No dividends on performance units.* To date, no dividends have been paid or accrued on performance units granted under the Amended Pan.

Description of Proposed Amended Plan

The following summary of the terms of the Amended Plan is qualified in its entirety by reference to the text of the Current Plan and the various award agreements used thereunder, forms of which have been filed as exhibits to BioMed Realty's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 12, 2010, Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2012 and Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 14, 2005, January 5, 2007, June 1, 2009 and January 31, 2012. The proposed Amended Plan is attached as *Appendix A* to this proxy statement.

Proxy Statement

Securities Subject to the Amended Plan

The aggregate number of shares of common stock available for issuance pursuant to awards under the Current Plan is currently 5,340,000. That number may be adjusted for changes in our capitalization and certain corporate transactions, as described below under the heading "Changes in Control and Corporate Transactions." As of March 15, 2013, awards (including both vested and unvested awards, net of forfeitures) covering an aggregate of 3,925,519 shares had been issued under the Current Plan, and 1,414,481 shares (plus any shares that might in the future be returned to the Current Plan as a result of cancellations, forfeitures, repurchases or expiration of awards) remained available for future grants. Of the awards covering the 3,925,519 shares that had been issued under the Current Plan, awards covering 1,636,368 shares remained subject to vesting restrictions (including 339,440 performance units based on "target" performance). As noted above, the Amended Plan would increase the number of shares authorized for issuance under the Current Plan by 5,400,000 shares for a total of 10,740,000 shares. Under the Amended Plan, each LTIP unit issued pursuant to an award shall be counted against the share reserve under the Current Plan, but only to the extent that such LTIP unit is convertible into shares of common stock and on the same basis as the conversion ratio applicable to the LTIP unit.

To the extent that an award expires, terminates or lapses, or an award is settled in cash without the delivery of shares of common stock to the participant, then any unexercised shares subject to the award will be available for future grant or sale under the Amended Plan. Shares of restricted stock which are forfeited or repurchased by us pursuant to the Amended Plan may again be optioned, granted or awarded under the Amended Plan. In addition, shares of common stock which are delivered by the holder or withheld by us to satisfy the grant or exercise or purchase price of such award or tax withholding thereon may again be optioned, granted or awarded under the Amended Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the Amended Plan.

The maximum number of shares that may be subject to awards granted under the Amended Plan to any individual in any rolling three-year period may not exceed 3,000,000.

Administration

The Amended Plan will generally be administered by the compensation committee of our board of directors (the "Administrator"). However, our board of directors determines the terms and conditions of, interprets and administers the Amended Plan for awards granted to our non-employee directors and, with respect to these awards, the term "Administrator" refers to our board of directors. As appropriate, administration of the Amended Plan may be revested in our board of directors. In addition, for administrative convenience, our board of directors or the compensation committee may determine to grant to one or more members of our board of directors or to one or more officers the authority to make grants to individuals who are not directors or executive officers.

Proxy Statement

Eligibility

The Amended Plan authorizes discretionary grants to our employees, consultants and non-employee directors, and to the employees and consultants of our subsidiaries, of performance units, stock options, restricted stock, stock appreciation rights and other stock-based awards. As of March 15, 2013, outstanding equity awards have been issued to 85 of our 177 employees and to our six non-employee directors under the Current Plan.

Awards under the Amended Plan

Stock Options. The Amended Plan provides for discretionary grants of non-qualified stock options, or NQSOs, to employees, non-employee directors and consultants. The Amended Plan also provides for the grant of incentive stock options, or ISOs, which may only be granted to employees. Options may be granted with terms determined by the Administrator; provided that ISOs must meet the requirements of Section 422 of the Code. The Amended Plan provides that a holder of ISOs may exercise his or her option for three months following termination of employment, directorship or consultancy and for twelve months in the event such termination results from death or disability. The exercise price for stock options granted under the Amended Plan is set by the Administrator and may not be less than fair market value on the date of grant. The Administrator may also substitute a stock appreciation right for an option at any time prior to or upon exercise of the option, provided that the stock appreciation right is exercisable for the same number of shares of common stock for which the substituted option would have been exercisable. To date, no options have been granted under the Current Plan.

Restricted Stock. Unless otherwise provided in the applicable award agreement, participants generally have all of the rights of a stockholder with respect to restricted stock. Restricted stock may be issued for a nominal purchase price and may be subject to vesting over time or upon attainment of performance targets. Any dividends or other distributions paid on restricted stock may also be subject to restrictions to the same extent as the underlying stock. Award agreements related to restricted stock may provide that restricted stock is subject to repurchase by the company or forfeiture in the event that the participant ceases to be an employee, director or consultant prior to vesting. As of March 15, 2013, 2,945,929 shares of restricted stock (net of forfeitures) have been granted under the Current Plan.

Stock Appreciation Rights. The Amended Plan provides for discretionary grants of stock appreciation rights to employees, non-employee directors and consultants. Stock appreciation rights may be granted with terms determined by the Administrator, provided that the exercise price for stock appreciation rights may not be less than fair market value on the date of grant. The Administrator may pay amounts owed upon exercise of a stock appreciation right in shares of common stock or cash, at the Administrator's discretion. To date, no stock appreciation rights have been granted under the Current Plan.

Performance Bonus Awards. The Amended Plan provides for grants of performance bonus awards to employees, non-employee directors and consultants based upon objectively determinable bonus formulas relating to the performance criteria included in the Amended Plan, provided that no performance bonus award in excess of $5,000,000 becomes payable to a "covered employee" as defined in Section 162(m)(3) of the Code. To date, no performance bonus awards have been granted under the Current Plan.

Other Stock Awards. The Amended Plan allows for various other awards including dividend equivalents, stock payments, restricted stock units, and other stock-based awards, with such terms generally as the Administrator may determine in its discretion, provided that no dividend equivalents may be payable with respect to options.

LTIP unit awards under the Current Plan are substantially similar to restricted stock awards. Like the restricted stock awards, the LTIP units are subject to vesting over a period of time. However, an LTIP unit represents an equity interest in BioMed Realty, L.P., rather than BioMed Realty Trust, Inc. Initially, LTIP units will not have full parity with common units of BioMed Realty, L.P. with respect to liquidating distributions.

Upon the occurrence of certain “triggering events,” the LTIP units can over time achieve full parity with common units of BioMed Realty, L.P. for all purposes, and therefore accrete to an economic value equivalent to one share of common stock of BioMed Realty. If such parity is reached, vested LTIP units may be redeemed for cash in an amount equal to the then fair market value of an equal number of shares of BioMed Realty common stock or converted into an equal number of shares of BioMed Realty common stock, as determined by BioMed Realty at its election. The Administrator will specify the purchase price, if any, to be paid by the recipient for an LTIP unit. To date, 640,150 LTIP units have been granted under the Current Plan.

Performance unit awards under the Current Plan vest based on the company’s total stockholder return relative to its peer group over a specified performance period. The performance units vest at the conclusion of the performance period, upon attainment of the specific final performance rankings. Payouts with respect to the performance units are in the form of shares of the company’s common stock. No dividends are paid or accrued on the performance units. To date, 339,440 performance units based on “target” performance (678,880 performance units based on “maximum” performance), net of forfeitures, have been granted under the Current Plan.

Non-Employee Director Awards

Our non-employee directors are eligible to receive automatic restricted stock awards under the Amended Plan, as described above under “Information Regarding the Board — Compensation of Directors.” However, no non-employee director may be granted equity awards under the Amended Plan with an aggregate value in excess of $500,000 (measured at the date of grant) during any fiscal year.

Performance Criteria

The compensation committee may grant awards to employees who are or may be “covered employees” (as defined in Section 162(m) of the Code), that are intended to be performance-based compensation within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. The compensation committee may grant to such covered employees restricted stock, dividend equivalents, stock payments, restricted stock units, cash bonuses and other stock-based awards that are paid, vest or become exercisable upon the attainment of company performance criteria which are related to one or more of the following performance criteria as applicable to our performance or the performance of a subsidiary, division or other operational unit or an individual, measured either in absolute terms, on a same-property basis, as compared to any incremental increase or as compared to results of a peer group for any given performance period:

- net earnings (either before or after interest, taxes, depreciation and amortization),
- sales or revenue,
- net income (either before or after taxes),
- operating earnings,
- cash flow (including, but not limited to, operating cash flow and free cash flow),
- return on net assets,
- return on stockholders’ equity,
- return on sales,
- gross or net profit margin,
- working capital,
- earnings per share,

- price per share of common stock,
- funds from operations,
- total stockholder return,
- leasing volume,
- new investments, or
- leverage ratio.

The compensation committee may provide that one or more objectively determinable adjustments will be made to one or more of the performance goals established for any performance period. Such adjustments may include one or more of the following:

- items related to a change in accounting principle,
- items relating to financing activities,
- expenses for restructuring or productivity initiatives,
- other non-operating items,
- items related to acquisitions,
- items attributable to the business operations of any entity acquired by us during the performance period,
- items related to the disposal of a business of segment of a business,
- items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards,
- items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the performance period,
- any other items of significant income or expense which are determined to be appropriate adjustments,
- items relating to unusual or extraordinary corporate transactions, events or developments,
- items related to amortization of acquired intangible assets,
- items that are outside the scope of our core, ongoing business activities, or
- items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

The compensation committee will define in an objective fashion the manner of calculating the performance criteria it selects to use for the foregoing awards. With regard to a particular performance period, the compensation committee will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the performance goals that will be used to measure the performance for the period. The achievement of each performance goal will be determined, to the extent applicable, in accordance with applicable accounting standards. For all awards intended to qualify as qualified performance-based compensation, the foregoing determinations will be made by the compensation committee within the time prescribed by, and otherwise in compliance with, Section 162(m) of the Code.

Awards Generally Not Transferable

Awards under the Amended Plan are generally not transferable during the award holder's lifetime without the consent of the Administrator. The Administrator may allow an award to be transferable to certain permitted transferees for estate or tax planning purposes.

Changes in Control and Corporate Transactions

In the event of certain changes in the capitalization of our company or certain corporate transactions involving our company and certain other events (including a change in control, as defined in the Amended Plan), the Administrator may make adjustments to awards under the Amended Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards. Except as may be set forth in the applicable award agreement, if a change in control, as defined in the Amended Plan, occurs and the holder's awards are not assumed or replaced, those awards become fully exercisable and vested. Award holders will also have an opportunity to exercise any vested awards prior to the consummation of such changes in control or other corporate transactions or events.

Term of the Amended Plan; Amendment and Termination

If this Proposal 4 is approved by BioMed Realty's stockholders, the Amended Plan will be in effect until May 29, 2023, unless BioMed Realty's board of directors terminates the Amended Plan at an earlier date. BioMed Realty's board of directors may terminate the Amended Plan at any time with respect to any shares not then subject to an award under the Amended Plan. BioMed Realty's board of directors may also modify the Amended Plan from time to time, except that BioMed Realty's board of directors may not, without prior stockholder approval, (1) amend the Amended Plan so as to increase the number of shares of stock that may be issued under the Amended Plan, (2) reduce the exercise price per share of the shares subject to any outstanding option or stock appreciation right or cancel, exchange, substitute, buyout or surrender existing options or stock appreciation rights in exchange for cash or other awards with an exercise price that is less than the exercise price of the original options or stock appreciation rights, or (3) amend the Amended Plan in any manner which would require stockholder approval to comply with any applicable law, regulation or stock exchange rule or which would alter the rights or obligations of any outstanding award.

Federal Income Tax Consequences Associated with the Amended Plan

The following is a general summary under current law of the material federal income tax consequences to participants in the Amended Plan. This summary deals with the general tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant in light of a holder's personal investment circumstances. This summarized tax information is not tax advice.

Non-Qualified Stock Options. For federal income tax purposes, if an optionee is granted NQSOs under the Amended Plan, the optionee will not have taxable income on the grant of the option, nor will we be entitled to any deduction. Generally, upon exercise of NQSOs the optionee will recognize ordinary income, and we will be entitled to a deduction, in an amount equal to the excess of the fair market value of a share of common stock over the option exercise price on the date each such option is exercised. The optionee's basis for the stock for purposes of determining gain or loss on subsequent disposition of such shares generally will be the fair market value of the common stock on the date the optionee exercises such option. Any subsequent gain or loss will be generally taxable as capital gains or losses.

Incentive Stock Options. There is no taxable income to an optionee when an optionee is granted an ISO or when that option is exercised. However, the amount by which the fair market value of the shares at the time of exercise exceeds the option price will be an "item of adjustment" for the optionee for purposes of the alternative minimum tax. Gain realized by the optionee on the sale of an ISO is taxable at capital gains rates, and no tax deduction is available to us, unless the optionee disposes of the shares within (a) two years after the date of grant of the option or (b) within one year of the date the shares were transferred to the optionee. If the common shares are sold or otherwise disposed of before the end of the two-year and one-year periods specified above, the excess of the fair market value of a share of common stock over the option exercise price on the date of the option's exercise will be taxed at ordinary income rates (or, if less, the gain on the sale), and we will be entitled to a deduction to the extent the optionee must recognize ordinary income. If such a sale or disposition takes place in the year in which the optionee exercises the option, the income the optionee recognizes upon sale or disposition of the shares will not be considered an item of adjustment for alternative minimum tax purposes.

An ISO exercised more than three months after an optionee terminates employment, for reasons other than death or disability, will be taxed as a NQSO, and the optionee will recognize ordinary income on the exercise. We will be entitled to a tax deduction equal to the ordinary income, if any, realized by the optionee.

Restricted Stock. An individual to whom restricted stock is issued generally will not recognize taxable income upon such issuance, and we generally will not then be entitled to a deduction, unless an election is made by the participant under Section 83(b) of the Code. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the individual generally will recognize ordinary income, and we generally will be entitled to a deduction for an amount equal to the excess of the fair market value of the shares at the date such restrictions lapse over the purchase price. If a timely election is made under Section 83(b) with respect to restricted stock, the participant generally will recognize ordinary income on the date of the issuance equal to the excess, if any, of the fair market value of the shares at that date over the purchase price of such shares, and we will be entitled to a deduction for the same amount. Participants may only make an 83(b) election with the consent of the Administrator.

Stock Appreciation Rights. A participant will not be taxed upon the grant of a stock appreciation right. Upon the exercise of the stock appreciation right, the participant will recognize ordinary income equal to the amount of cash or the fair market value of the stock received upon exercise. At the time of exercise, BioMed Realty will be eligible for a tax deduction as a compensation expense equal to the amount that the participant recognizes as ordinary income.

LTIP Units. LTIP unit awards that constitute "profits interests" within the meaning of the Code and published Internal Revenue Service guidance will generally not be taxed at the time of grant, though the holder will be required to report on his income tax return his allocable share of BioMed Realty, L.P.'s income, gain, loss, deduction and credit, regardless of whether BioMed Realty, L.P. makes a distribution of cash. Instead, LTIP units are generally taxed upon a disposition of the LTIP units or distributions of money to the extent that such amounts received exceed the basis in the LTIP units. Generally, no deduction is available to us upon the grant, vesting or disposition of the LTIP units.

If LTIP units are granted to a recipient who is an employee, the issuance of those units may cause wages paid to the recipient to be characterized and subject to taxation as self-employment income. If treated as a self-employed partner, the recipient will be required to make quarterly income tax payments rather than having amounts withheld by us. Additionally, if self-employed, the recipient must pay the full amount of all FICA employment taxes on the employee's compensation, whereas regular employees are only responsible for 50% of these taxes. To date, the Internal Revenue Service has not issued definitive guidance regarding the treatment of wages paid to partner-employees.

Other Stock Awards and Performance Bonus Awards. The participant will have ordinary income upon receipt of stock or cash payable under performance awards, dividend equivalents, restricted stock units and stock payments. BioMed Realty will be eligible for a tax deduction as a compensation expense equal to the amount of ordinary income recognized by the participant.

Section 162(m) of the Code. In general, under Section 162(m), income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for specified executive officers exceeds $1 million (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any one year. However, under

Section 162(m), the deduction limit does not apply to certain "qualified performance-based compensation" established by an independent compensation committee which conforms to certain conditions stated under the Code and related regulations. Options and stock appreciation rights granted by the compensation committee under the Amended Plan are intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code. The Amended Plan has been structured with the intent that certain other awards granted under the Amended Plan may, in the discretion of the compensation committee, be structured so as to qualify for the "qualified performance-based compensation" exception to the $1 million annual deductibility limit of Section 162(m) of the Code. However, awards granted under the Amended Plan will be treated as qualified performance-based compensation under Section 162(m) of the Code only if the awards and the procedures associated with them comply with all requirements of Section 162(m) of the Code. Because we qualify as a REIT under the Code, we generally distribute at least 100% of our net taxable income each year and therefore do not pay federal income tax. As a result, and based on the level of cash compensation paid to our executive officers, the possible loss of a federal tax deduction would not be expected to have a material impact on us. There can be no assurance that compensation attributable to awards granted under the Amended Plan will be treated as qualified performance-based compensation under Section 162(m) of the Code and thus be deductible to us.

Section 409A of the Code. Certain types of awards under the Amended Plan may constitute, or provide for, a deferral of compensation under Section 409A of the Code. Unless certain requirements set forth in Section 409A are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% federal penalty tax (and, potentially, certain interest penalties). To the extent applicable, the Amended Plan and awards granted under the Amended Plan will be structured and interpreted to comply with Section 409A of the Code and the Treasury Regulations and other interpretive guidance that may be issued pursuant to Section 409A of the Code.

If a plan award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize the compensation deferred under the award as ordinary income when such amounts are vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply, Section 409A imposes an additional 20% federal income tax on the deferred compensation recognized as ordinary income, as well as interest on such deferred compensation.

Plan Benefits

Under the Current Plan, our executive officers, employees and non-employee directors have received the following equity awards through March 15, 2013:

	Shares of Restricted Stock	LTIP Units	Performance Units (at "Target" Performance)
Alan D. Gold *Chairman and Chief Executive Officer*	844,351	175,000	198,636
R. Kent Griffin *President and Chief Operating Officer*	439,989	63,882	104,612
Gary A. Kreitzer *Executive Vice President*	96,043	80,879	—
Matthew G. McDevitt *Executive Vice President, Real Estate*	300,164	125,012	54,860
Greg N. Lubushkin *Chief Financial Officer*	124,668	25,700	49,480
Executive Officers as a Group	1,805,215	470,473	407,588
Employees as a Group (excluding Executive Officers)	1,843,742	169,677	—
Non-Employee Directors as a Group	116,774	—	—

Our non-employee directors are also eligible to receive automatic restricted stock awards under the Amended Plan, as described above under "Information Regarding the Board — Compensation of Directors."

All other future grants under the Amended Plan are within the discretion of the Administrator and the benefits of such grants are, therefore, not determinable.

Required Vote

The affirmative vote of a majority of the votes cast by stockholders who are present or represented by proxy and entitled to vote at the 2013 annual meeting of stockholders is required to approve the Amended Plan, provided that the total votes cast on this proposal represent a majority of the shares of our common stock entitled to vote on this proposal.

Recommendation of the Board of Directors

Our board of directors recommends that stockholders vote FOR the approval of the Amended Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of March 15, 2013, except as otherwise set forth in the footnotes to the table, the beneficial ownership of shares of our common stock and shares of common stock into which units of limited partnership in our operating partnership, BioMed Realty, L.P., a Maryland limited partnership of which we are the sole general partner, are exchangeable for (1) each person who is the beneficial owner of 5% or more of our outstanding common stock, (2) each executive officer named in the Summary Compensation Table below (the "named executive officers"), (3) each director and nominee for director and (4) executive officers and directors as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person, except as otherwise set forth in the footnotes to the table. The extent to which a person holds operating partnership units as opposed to shares of common stock is set forth in the footnotes below. Unless otherwise indicated, the address of each named person is c/o BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128. We are not aware of any arrangements, including any pledge of our common stock, that could result in a change in control of the company.

Proxy Statement

Name and Address	Number of Shares of Common Stock and Units Beneficially Owned(1)	Percentage of Shares of Common Stock Beneficially Owned(2)	Percentage of Shares of Common Stock and Units Beneficially Owned(2)(3)
Alan D. Gold(4)	1,736,233	*	1.0%
R. Kent Griffin, Jr.(5)	400,876	*	*
Gary A. Kreitzer(6)	972,965	*	*
Matthew G. McDevitt(7)	260,382	*	*
Greg N. Lubushkin(8)	107,987	*	*
Daniel M. Bradbury(9)	4,139	*	*
Barbara R. Cambon(10)	24,127	*	*
Edward A. Dennis, Ph.D.(10)	26,627	*	*
Richard I. Gilchrist(10)	16,127	*	*
Theodore D. Roth(10)(11)	21,127	*	*
M. Faye Wilson(10)	24,127	*	*
The Vanguard Group, Inc.(12)	18,762,279	11.1%	11.1
BlackRock, Inc.(13)	13,166,052	7.8	7.8
All executive officers and directors as a group (11 persons)	3,594,717*	*	2.1

* Less than 1%.

(1) Amounts assume that all units are exchanged for shares of our common stock.

(2) Based on a total of 169,052,207 shares of our common stock outstanding as of March 15, 2013.

(3) Based on a total of 2,579,788 limited partnership units and 339,574 LTIP units outstanding as of March 15, 2013, which may be exchanged for cash or shares of our common stock under certain circumstances. The total number of shares of common stock and units outstanding used in calculating these percentages assumes that none of the units held by other persons are exchanged for shares of our common stock.

(4) Includes 928,098 limited partnership units, 90,200 LTIP units and 295,256 shares of restricted stock held by Mr. Gold directly. Also includes Mr. Gold's interest in 179,038 limited partnership units held by entities in which Messrs. Gold and Kreitzer share voting and investment power and 113,644 limited partnership units held in irrevocable children's trusts.

(5) Includes 155,247 shares of restricted stock and 43,209 LTIP units held by Mr. Griffin directly.

(6) Includes 642,528 limited partnership units, 80,879 LTIP units and 4,139 shares of restricted stock held by Mr. Kreitzer directly. Also includes 80,000 limited partnership units held by Ventanas Del Mar, L.P., over

Proxy Statement

which Mr. Kreitzer has sole voting and investment power, and includes Mr. Kreitzer's interest in 109,715 limited partnership units held by entities in which Messrs. Gold and Kreitzer share voting and investment power.

(7) Includes 70,000 LTIP units and 97,670 shares of restricted stock held by Mr. McDevitt directly.

(8) Includes 63,416 shares of restricted stock held by Mr. Lubushkin directly.

(9) Includes 4,139 shares of restricted stock. Mr. Bradbury was appointed to our board of directors on January 1, 2013.

(10) Includes 3,339 shares of restricted stock.

(11) Includes 12,288 shares of common stock held in a margin account.

(12) Includes 102,619 shares beneficially owned by Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., as a result of its serving as investment manager of collective trust accounts. VFTC directs the voting of these shares. Also includes 392,300 shares beneficially owned by Vanguard Investments Australia, Ltd. ("VIA"), a wholly-owned subsidiary of The Vanguard Group, Inc., as a result of its serving as investment manager of Australian investment offerings. VIA directs the voting of these shares. Also includes 10,206,601 shares beneficially owned by Vanguard Specialized Funds — Vanguard REIT Index Fund. Vanguard Specialized Funds — Vanguard REIT Index Fund has sole voting power over these shares. The Vanguard Group, Inc.'s address is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. The foregoing information is based on The Vanguard Group, Inc.'s Schedule 13G/A and Vanguard Specialized Funds — Vanguard REIT Index Fund's Schedule 13G/A, filed with the Securities and Exchange Commission on February 11, 2013 and February 14, 2013, respectively.

(13) Includes shares beneficially owned by the following subsidiaries of BlackRock, Inc.: BlackRock Advisors, LLC, BlackRock Capital Management, Inc., BlackRock Financial Management, Inc., BlackRock Fund Managers (Isle of Man) Limited, BlackRock Investment Management, LLC, BlackRock Investment Management (Australia) Limited, BlackRock Fund Managers Limited, BlackRock Asset Management Australia Limited, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock International Limited, BlackRock Institutional Trust Company, N.A., BlackRock Japan Co. Ltd. and BlackRock Investment Management (UK) Limited. BlackRock, Inc.'s address is 40 East 52nd Street, New York, New York 10022. The foregoing information is based on BlackRock, Inc.'s Schedule 13G/A filed with the Securities and Exchange Commission on February 1, 2013.

EXECUTIVE OFFICERS

Our executive officers and their ages as of March 15, 2013 are as follows:

Name	Position	Age
Alan D. Gold	Chairman and Chief Executive Officer	52
R. Kent Griffin, Jr.	President and Chief Operating Officer	43
Gary A. Kreitzer	Executive Vice President	58
Matthew G. McDevitt	Executive Vice President, Real Estate	47
Greg N. Lubushkin	Chief Financial Officer	60

Biographical information for Messrs. Griffin, McDevitt and Lubushkin is set forth in the summary table below. Biographical information with respect to Messrs. Gold and Kreitzer is set forth above under "Election of Directors — Information Regarding Nominees."

R. Kent Griffin, Jr.



President and Chief Operating Officer

Industry experience:

- Our President and Chief Operating Officer since December 2008
- Our Chief Financial Officer from 2006 to 2010
- Senior Vice President, Real Estate Investment Banking Group, Raymond James & Associates, Inc., from 2003 to 2006, where he was responsible for advising real estate clients on public and private equity and debt issuances, mergers and acquisitions, and other services
- Global Real Estate Investment Banking Group, JP Morgan (New York and San Francisco offices)
- Real Estate Service Group, Arthur Andersen LLP, where he was responsible for a range of audit and advisory services as a certified public accountant

Education / memberships:

- Bachelor of Science Degree in Business and Accountancy from Wake Forest University
- Master of Business Administration from University of North Carolina
- Member of the National Association of Real Estate Investment Trusts

Matthew G. McDevitt



Executive Vice President, Real Estate

Industry experience:

- Our Executive Vice President, Real Estate since February 2010
- Our Executive Vice President, Acquisitions and Leasing from 2008 to 2010, Regional Executive Vice President from 2006 to 2008 and Vice President, Acquisitions from 2004 to 2006
- President and founder, McDevitt Real Estate Services, Inc., a full service real estate provider focusing on the life science industry, from 1997 to 2004
- Commercial real estate broker in Washington, D.C. metropolitan area for over ten years

Education:

- Bachelor of Arts Degree in Business from Gettysburg College

Proxy Statement

Greg N. Lubushkin	
 Chief Financial Officer	Industry experience: • Our Chief Financial Officer since May 2010 • Our Vice President, Chief Accounting Officer from 2007 to 2010 • Chief Accounting Officer, ECC Capital Corporation, a publicly traded mortgage REIT that invested in residential mortgage loans, from 2004 to 2007 • Audit partner, PricewaterhouseCoopers LLP, a public accounting firm, from 1988 to 2004 • Staff member, PricewaterhouseCoopers LLP, a public accounting firm, from 1977 to 1988 Education / memberships: • Bachelor of Science Degree in Business Administration, emphasis in Accounting and Finance, from the University of California at Berkeley • American Institute of Certified Public Accountants

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation program, including determinations regarding the compensation of our named executive officers for 2012. Our named executive officers for 2012 include:

Name	Position	Biography
Alan D. Gold	Chairman and Chief Executive Officer	Page 4
Kent Griffin	President and Chief Operating Officer	Page 33
Gary A. Kreitzer	Executive Vice President	Page 5
Matthew G. McDevitt	Executive Vice President, Real Estate	Page 33
Greg N. Lubushkin	Chief Financial Officer	Page 34

This Compensation Discussion and Analysis is divided into four sections:

Section 1. Executive Summary — provides an overview of our company's 2012 performance and our executive compensation philosophy, practices and 2012 determinations.

Section 2. Compensation Philosophy and Methodology — provides detail regarding our compensation philosophy and process for determining compensation.

Section 3. 2012 Compensation Determinations — discusses the 2012 compensation determinations for our named executive officers.

Section 4. Other Compensation Policies — provides detail regarding other important compensation policies of our company.

Section 1. Executive Summary

2012 Business Highlights

Under the leadership of our management team, our company performed well in 2012, continuing to create value for the benefit of our stockholders, highlighted by the following achievements:

- ***Leasing***: we executed 97 leasing transactions representing approximately 1.8 million square feet, ***driving year-over-year net absorption in our same property portfolio of 570 basis points*** and ***increasing the total operating portfolio weighted-average leased percentage by 4.9% to 92.1% at year-end.***
  - Including leasing activity in the fourth quarter of 2011, we executed approximately 2.1 million square feet of gross leasing transactions, representing approximately ***172% of our previously disclosed five-quarter goal*** of 1.2 million square feet. The charts below display our leasing success over the five quarters ended December 31, 2012:



Leasing Activity (Square Feet)
Gross Leasing Activity
Net Absorption
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
253,942
6,673
466,259
0,313
350,815
6,911
367,360
5,493
624,875
4,516
4Q11
1Q12
2Q12
3Q12
4Q12



Total Operating Portfolio Weighted-Average Leased Percentage
93.0%
92.0%
91.0%
90.0%
89.0%
88.0%
87.0%
86.0%
85.0%
84.0%
87.2%
88.2%
89.8%
90.5%
92.1%
4Q11
1Q12
2Q12
3Q12
4Q12

- ***Asset Management***: Our company's sustained leasing success, in combination with the expertise of our facilities and property management teams, delivered continued strong operating results at the property level, as illustrated by our sustained growth in same property net operating income – cash basis throughout 2012:



Same Property Net Operating Income - Cash Basis Growth (Year-over-Year)
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
4.3%
6.4%
7.7%
6.1%
1Q12
2Q12
3Q12
4Q12

- ***Growth:***
  - We acquired six new properties for approximately $436.4 million, which were ***93.3% leased at acquisition*** and comprise approximately ***1.0 million rentable square feet***. 2012 new investments included our ***acquisition of Granta Park in Cambridge, United Kingdom***, comprising eleven buildings and a total of approximately 472,000 square feet of space and approximately 138,000 square feet of development and expansion rights for approximately $196.0 million, excluding transaction costs. The property was ***fully leased at acquisition*** and represents our ***first international investment***.

- The strength of our leasing activity and highly-selective acquisitions continue to fuel our top-line growth and scale:


Gross Assets at Year End ($ billions)
$5.5
$5.4
$5.3
$5.2
$5.1
$5.0
$4.9
$4.8
$4.7
$4.6
$4.9
$5.4
2011
2012
Revenues
($ millions)
Total Revenues
Rental Revenues
$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$-
$438.2
$329.5
$518.2
$392.6
2011
2012

- ***Bottom-Line Results and Returning Value to Stockholders:***

  - We ***increased 2012 CFFO and AFFO per diluted share by 9.2% and 12.2%***, respectively, over 2011 levels.

  - As of our record date of March 15, 2013, our one- and three-year total stockholder returns were ***22.9% and 47.6%***, respectively.

  - Our continued strong operating and financial performance resulted in a ***10.0% year-over-year increase*** in dividends declared for 2012.


Dividends, AFFO and CFFO
$1.60
$1.20
$0.80
$0.40
$-
$0.80
$1.15
$1.20
$0.88
$1.29
$1.31
2011
2012
Dividends per Share
AFFO per Diluted Share
CFFO per Diluted Share

For discussions of funds from operations ("FFO"), core funds from operations (excluding acquisition-related expenses) ("CFFO"), adjusted funds from operations ("AFFO") and net operating income ("NOI"), and reconciliations of FFO, CFFO, AFFO and NOI to net income available to common stockholders, calculated in accordance with generally accepted accounting principles ("GAAP"), please refer to our company's supplemental operating and financial data for the quarter ended December 31, 2012, furnished as Exhibit 99.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2013.

Compensation Philosophy and Methodology

BioMed Realty has a pay-for-performance compensation philosophy that seeks to closely link the interests of our executives with those of our stockholders. Below is a summary of our compensation practices that illustrate this philosophy:

Compensation Program or Practice	BioMed Realty's Approach	Addressed on Page(s)
	Practices Regarding Executive Compensation	
Annual Bonus Plan	***Formulaic, tied to performance goals determined in advance***, with limited use of discretion in annual bonus decisions	Page 44
Long-Term Incentive Plan	***At least 50% of long-term incentive awards in the form of performance units***, vesting based solely on the company's total stockholder return ("TSR") performance relative to its peer group over multi-year periods, with no dividends paid or accrued prior to vesting or upon conversion	Page 52
Employment Agreements	***No employment agreements***	
Perquisites	***No special perquisites for executives***, such as auto allowances, supplemental executive retirement plans or supplemental executive health benefits	
Peer group review	***Annual review*** of our peer group by the compensation committee with input from an independent compensation consultant	Pages 41-43
Severance Payments	***No "single trigger"*** severance payments owing solely on account of the occurrence of a change of control event. ***No tax gross-up*** for "excess parachute payments"	Pages 61-63
Stockholders' Advisory Vote of Executive Compensation	***Annual advisory vote by stockholders*** on executive compensation, in accordance with stockholders' preference	Page 18
	Policies Regarding Company Stock	
Stock Ownership Guidelines	Executives and directors subject to ***stock ownership guidelines*** equal to a multiple of their respective annual base salaries or retainers	Pages 15 & 55
Post-Vesting Stock Retention Guidelines	Executives are ***required to hold 50% of net after-tax shares*** issued upon the vesting of restricted stock or performance units until their required stock ownership levels are achieved	Page 55
Anti-Hedging Policy	Executives and directors ***prohibited from engaging in any hedging transaction*** with respect company equity securities (vested or unvested) or ***pledging company equity securities*** which are not in excess of required stock ownership levels	Page 55

Compensation Program or Practice	BioMed Realty's Approach	Addressed on Page(s)
Incentive Award Plan	Best practices including merit-based stock awards, administrator independence, broad-based eligibility, ***stockholder approval required for authorized share increases, no discount stock options or stock appreciation rights*** and ***no re-pricing of underwater awards***	Page 20
	Other Compensation Practices	
Compensation committee qualifications	Comprised solely of ***independent directors with expertise*** in our industry	Page 10
Compensation Consultant	Engagement of ***independent compensation consultant*** to provide the compensation committee with independent guidance on executive compensation decisions and use of best practices	Page 40
Compensation risk assessment	***Annual risk assessment*** of the company's executive and broad-based compensation programs to ensure prudent risk management	Page 57

Overview of 2012 Executive Compensation Program and Determinations

- ***Significant Majority of Executives' Target Total Direct Compensation Is "Pay-At-Risk" and In the Form of Long-Term Equity Incentive Awards*** — long-term equity incentive awards and annual cash bonuses constituted a significant majority of our named executive officers' total target direct compensation in 2012 and were "at-risk." "At-risk" pay is tied to the achievement of corporate and individual performance objectives or share price performance, and results in the forfeiture of an award if the executive fails to satisfy the specified performance conditions:

Alan D. Gold



Salary 13.3%
Target Bonus 18.0%
Target Perf. Units 34.4%
Restricted Stock 34.4%
Pay at Risk 86.7%

Average of All Other Named Executive Officers



Salary 21.1%
Target Bonus 21.6%
Target Perf. Units 28.2%
Restricted Stock 29.1%
Pay at Risk 78.9%

The amounts shown above reflect total target direct compensation for 2012, calculated as the sum of 2012 annual base salaries, target annual bonuses for the 2012 performance year, and the value of the long-term equity incentive awards granted in January 2012, assuming "target" performance of median total stockholder return relative to the peer group over the applicable performance period with respect to the performance units. The actual value of the long-term equity incentive awards, however, will depend directly on the performance of our share price over the service period during which restricted shares of common stock vest and whether the performance thresholds for any payouts for the performance units are met. The value realized by an executive for performance unit awards could be as little as zero, which would occur if our TSR over the performance measurement period fell below the threshold for any payout.

Further illustrating our pay-for-performance philosophy and "pay-at-risk" orientation, for the performance units granted in January 2012 with a one-year performance measurement period ending on December 31, 2012, the company's total stockholder return relative to the peer group was at the 19th percentile, despite a total stockholder return of 12.0% for 2012 and one—and three-year total stockholder returns as of March 15, 2013 of 22.9% and 47.6%, respectively. As a result of the company's total stockholder return being below the 25th percentile of its peer group for 2012, these performance units did not vest and were forfeited in their entirety. Messrs. Gold, Griffin, McDevitt and Lubushkin forfeited 65,584, 35,488, 18,896 and 16,328 performance units respectively (representing the number of units that would vest at "maximum" performance), which were equal in value to $1,267,739, $685,983, $365,260, and $315,620, respectively, based on the company's closing stock price as of December 31, 2012 of $19.33 per share. The total number of performance units forfeited for 2012 based on "maximum" performance was 136,296.

- ***Strong Correlation between Five-Year Total Stockholder Return Performance and Chief Executive Officer Pay*** — our cumulative five-year record continues to illustrate a strong correlation between our TSR and our Chief Executive Officer's realized compensation during that period. The following graph shows the cumulative TSR, calculated on a dividends reinvested basis, for BioMed Realty Trust, Inc. from December 31, 2007 through December 31, 2012. The graph assumes $100 was invested in BioMed Realty Trust, Inc.'s common stock on December 31, 2007. The graph also includes total realized compensation for our Chief Executive Officer, which consists of base salary and annual incentive bonus determined for the year to which they relate, and the fair market values as of vesting of those equity awards that vested on the January 1 vesting date immediately following the referenced year (e.g., equity awards vesting on January 1, 2013 are included in 2012 total compensation).


Total Stockholder Return vs. Total Realized CEO Compensation
Cumulative Total Stockholder Return
$120
$100
$80
$60
$40
$20
$-
Total Realized CEO Compensation
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
12/31/2012
Total Stockholder Return
Total Realized CEO Compensation

Proxy Statement

Section 2. Compensation Philosophy and Methodology

Our executive compensation program is administered under the direction of the compensation committee of the board of directors. The responsibilities of the compensation committee are more fully described under "Election of Directors — Information Regarding the Board — Committees of the Board — Compensation Committee."

The compensation committee, with input from our independent compensation consultant, annually reviews and determines the total compensation to be paid to our executive officers. Our compensation committee focuses on a number of objectively quantifiable metrics to evaluate our company's corporate performance, in addition to elements of individual and strategic performance, as discussed below under "2012 Compensation Determinations." Our compensation committee strongly believes that evaluation of our company's corporate performance over a variety of operating, financial and strategic metrics is the best approach, taking into account the unique and highly specialized life science real estate niche in which we operate. While the compensation committee has historically taken TSR into consideration in its performance evaluation, it does not feel that this performance measure alone should determine executive compensation. TSR may be impacted by numerous macroeconomic factors, larger market movements and other events that are not tied to the operating performance, financial position or long-term success of the company. Furthermore, as discussed in more detail under the compensation committee's Compensation Risk Analysis on page 57 of this proxy statement, the compensation committee believes the analysis of multiple factors besides TSR in evaluating company performance for purposes of determining executive compensation is prudent to encourage focus on the appropriate balance between achieving financial and non-financial goals over both the long—and short-term.

Role of Management

Mr. Gold, our Chief Executive Officer, makes recommendations and presents analyses to the compensation committee and independent compensation consultant retained by the compensation committee based on their requests. He also discusses with the compensation committee and its consultant:

- the company's and its peers' performance,
- the financial and other impacts of proposed compensation changes on our business,
- peer group data, and
- the performance of the other executives based on objective and quantifiable measures, including information on how he evaluates the other executives' individual and business unit performances in the context of their performance goals.

Mr. Gold attends compensation committee meetings, but he does not attend the portion of compensation committee meetings intended to be held without members of management present, or any deliberations relating to his own compensation. When directed accordingly, Mr. Griffin, our President and Chief Operating Officer, also makes recommendations, presents analyses, provides information on the company's and its peers' performance, evaluates the financial implications of compensation committee actions under consideration, and provides related information.

Independent Compensation Consultant

The compensation committee retained PM&P to provide executive compensation advisory services for 2012. PM&P provides a range of services to the compensation committee to support the compensation committee's agenda and obligations, including providing legislative and regulatory updates, peer group compensation data so that the compensation committee can set compensation for executives in accordance with the company's policies, advice on the structure and competitiveness of our compensation programs, and advice on the consistency of the company's programs with the company's executive compensation philosophy. PM&P attends compensation committee meetings, reviews compensation data and issues with the compensation committee, and participates in discussions regarding executive compensation issues, but does not determine or recommend the amount or form of compensation established.

The compensation committee has determined that PM&P qualifies as an independent advisor to the compensation committee. After review and consultation with PM&P, the compensation committee has determined that PM&P is independent and there is no conflict of interest resulting from retaining PM&P currently or during the year ended December 31, 2012. In reaching these conclusions, the compensation committee considered NYSE listing standards and the factors listed below:

- PM&P does not provide any other services to the company outside of executive and director compensation advisory services;
- PM&P's fees for executive and director compensation consulting services provided to the compensation committee in fiscal year 2012 were less than 1% of PM&P's 2012 revenues;
- PM&P members who directly advise the compensation committee have no business or personal relationships with compensation committee members (other than PM&P's engagement as compensation consultant to the compensation committee) or the company's executives;
- PM&P consults with the company's management only with the compensation committee's knowledge and approval, as necessary to obtain compensation, performance and other data for the executives and the company so that it can effectively support the compensation committee with appropriate competitive market information and relevant analyses;
- PM&P members who directly advise the compensation committee have no direct ownership in the company's equity securities; and
- PM&P maintains a formal conflicts policy designed to prevent conflicts of interest and preserve PM&P's independence.

Formulation of Peer Group

The compensation committee compares our executive compensation program with compensation paid by a peer group consisting of real estate companies with which the company typically competes for executive talent, tenants and properties, with assets in an appropriate range for comparison to the company. In evaluating and selecting companies for inclusion in the peer group, the compensation committee targets companies with assets that are within an approximately 0.5x to 2.0x multiple compared to the company. However, companies with assets outside of these parameters may be included if there is a strong similarity in business focus. The compensation committee utilizes the latest available information for determining peer group asset sizes, which for its most recent compensation determinations included financial data taken from third quarter 2012 Securities and Exchange Commission filings. Financial data from 2012 year-end Securities and Exchange Commission filings is also included below for informational purposes, as it was available at the time of the preparation of the proxy statement. With input from the compensation committee's independent compensation consultant and management, the compensation committee annually reviews the composition of the peer group and the criteria and data used in compiling the peer group list, and makes appropriate modifications to ensure that the comparisons performed with our peer group are appropriate and meaningful.

The compensation committee determined that the peer group utilized for 2011 executive compensation decisions continued to be the appropriate peer group for 2012, which consisted of the companies listed below:

Company	Assets (in millions) (as of September 30, 2012)	Assets (in millions) (as of December 31, 2012)
Healthcare Realty Trust Incorporated	$ 2,471	$ 2,540
DCT Industrial Trust Inc.	2,855	3,057
EPR Properties (formerly Entertainment Properties Trust)	2,915	2,947
Equity One, Inc.	3,407	3,503
Corporate Office Properties Trust	3,598	3,654
National Retail Properties, Inc.	3,934	3,988
American Campus Communities, Inc.	4,215	5,119
Kilroy Realty Corporation	4,216	4,616
Brandywine Realty Trust	4,667	4,507
BioMed Realty Trust, Inc.	4,831	4,834
Douglas Emmett, Inc.	6,133	6,104
Alexandria Real Estate Equities, Inc.	6,965	7,150
Digital Realty Trust, Inc.	8,513	8,819
Boston Properties, Inc.	15,151	15,462
HCP, Inc.	18,079	19,916
Health Care REIT, Inc.	18,282	19,549
Ventas, Inc.	18,441	18,980
75th Percentile	**8,513**	**8,819**
Median	**4,667**	**4,834**
25th Percentile	**3,598**	**3,654**
BioMed Realty Trust, Inc.'s Percentile	**56th**	**50th**

Source: SNL Financial LC

Our compensation committee strongly believes that this peer group reflects the appropriate mix of "market niche" peers and companies with which we directly compete for talent, tenants and properties.

- Talent: Our executive team's experience and expertise in the life science real estate market is highly specialized, making it significantly more challenging to find comparable executives than for more generic property types (such as commercial office space and retail) and therefore appropriate that we include a representative group of "market niche" REITs in our peer group (e.g., EPR Properties and Digital Realty Trust, Inc.).
- Tenants and properties: Our compensation committee also includes peers, such as Alexandria Real Estate Equities, Inc., Boston Properties, Inc. and HCP, Inc., with whom we regularly compete in our property leasing and acquisition activities.
- Additional considerations for inclusion: The compensation committee does not consider the methodology that each peer company employs in making compensation decisions as a factor in selecting the companies for inclusion in the peer group. Areas of business focus and size are important to the selection process, but are not determinative. Due to the limited number of direct peers specializing in the life science real estate product type, REITs focusing in other asset areas were included in the peer group.

Our compensation committee balances these considerations with achieving a "right-sized" and balanced peer group, where we fall at or near the median in total assets. As noted above, our total assets were $4.8 billion as of September 30, 2012, at the 56th percentile of our peer group. While the peer group includes several larger competitors, their inclusion does not significantly impact the benchmarking analysis because the compensation committee primarily targets the median compensation level of the peer group.

Use of Peer Group Data in Setting Executive Compensation

The compensation committee seeks to attract, retain and motivate executives with superior ability, experience and leadership capability by providing compensation that is competitive relative to the compensation paid to similarly situated executives of our peer companies. For 2012, the compensation committee sought to determine target compensation levels in line with the following philosophical positioning:

- *Base Salary*: An executive officer's annual base salary is intended to be generally competitive with the base salaries for executives with comparable roles at the peer companies, with adjustments as the compensation committee deems appropriate based on each executive's responsibilities with the company. The percentile rankings for the executive officers' 2012 base salaries relative to the company's peer group are set forth in the table below under "— 2012 Compensation Determinations — Base Salaries for 2012."
- *Annual Cash Bonus Opportunities*: The target bonus award opportunities for 2012 were determined by the compensation committee so that achievement of target performance levels would generally result in total cash compensation (base salary and target annual bonus awards) at or near the median total compensation levels for executives with comparable roles at the peer companies, and maximum bonus award opportunities were set at two times target bonus award opportunity levels. The percentile rankings for the executive officers' 2012 target total cash compensation relative to the company's peer group are set forth in the table below under "— 2012 Compensation Determinations — Annual Cash Bonus Program for 2012."
- *Long-Term Incentives*: In determining the value of the long-term equity incentive awards to be granted to the named executive officers in early 2012, the compensation committee's goal was to award long-term equity incentive awards with values such that (1) achievement of the "target" performance level for annual cash bonuses and 50% of maximum performance unit levels for performance-based long-term incentives would generally result in total direct compensation for Messrs. Gold, Griffin, McDevitt and Lubushkin consistent with median total compensation levels for executives with comparable roles at peer companies, (2) achievement of "maximum" performance levels for annual cash bonuses (with respect to all five performance measures) and maximum performance unit levels for performance-based long-term incentives would generally result in total direct compensation for Messrs. Gold, Griffin, McDevitt and Lubushkin at or above the 75th percentile of compensation levels for executives with comparable roles at peer companies and (3) achievement of "threshold" or lower performance levels for annual cash bonuses and performance-based long-term incentives would generally result in total direct compensation for Messrs. Gold, Griffin, McDevitt and Lubushkin at or below the 25th percentile of compensation levels for executives with comparable roles at peer companies. These values were then translated into the awards described below under "— 2012 Compensation Determinations — Long-Term Incentives for 2012."

Section 3. 2012 Compensation Determinations

Base Salaries for 2012

In connection with the annual compensation review in January 2012, the compensation committee approved the following changes to the annual base salaries of our executive officers, effective January 1, 2012, with the percentile rankings listed for the base salaries relative to executives with comparable roles at the peer companies:

Executive Officer	2011 Base Salary	2012 Base Salary	Percentage Change	2012 Base Salary Peer Ranking
Alan D. Gold	$697,500	$697,500	0%	44th percentile
Kent Griffin	446,000	550,000	23%	50th percentile
Gary A. Kreitzer	110,000	110,000	0%	N/A
Matthew G. McDevitt	397,250	410,000	3%	42nd percentile
Greg N. Lubushkin	305,000	385,000	26%	31st percentile

Proxy Statement

The annual base salary for Mr. Griffin was below the salaries of all executives in comparable roles at the company's peers in 2011. Similarly, the 2011 annual base salary for Mr. Lubushkin was at the 13th percentile of similarly situated executives within the company's peer group. As a result, the compensation committee determined to adjust Messrs. Griffin's and Lubushkin's annual base salaries to closer approximate the median of comparable executives at the peer companies, consistent with its utilization of peer group data in setting target executive compensation as described above in "— Compensation Philosophy and Methodology — Use of Peer Group Data in Setting Executive Compensation." Mr. McDevitt's annual base salary increased for 2012 consistent with the general rate of salary increases in the market.

Annual Cash Bonus Program for 2012

The methodology for determining annual cash bonuses for our named executive officers is designed to motivate and reward executives for their contributions to the company, based on pre-determined performance objectives established at the beginning of each fiscal year.

Minimum, Target and Maximum Bonus Amounts. At the beginning of 2012, each named executive officer was assigned minimum, target and maximum potential bonus amounts, with the actual bonus amount determined based on that executive's achievement of certain financial, operating and individual/strategic measures determined at the beginning of the fiscal year.

For the 2012 performance period, the minimum, target and maximum potential bonus amounts for our executive officers (other than Mr. Kreitzer), and the percentile ranking of the target total cash compensation (annual base salary plus target potential bonus amount) relative to executives with comparable roles at the peer companies, were as follows:

Executive Officer	Minimum	Target	Maximum	Target Total Cash Percentile Ranking
Alan D. Gold	$—	$941,625	$1,883,250	44th percentile
Kent Griffin	—	632,500	1,265,000	50th percentile
Matthew G. McDevitt	—	471,500	943,000	67th percentile
Greg N. Lubushkin	—	385,000	770,000	56th percentile

Mr. McDevitt's target total cash compensation level exceeded the median of the company's peers. This is because Mr. McDevitt possesses specialized skills and significant responsibilities at the company, which skills and responsibilities are not generally comparable to executives with similar positions at the peer group companies.

Corporate Performance Measures. For the 2012 performance period, the five performance measures identified by the compensation committee were: (1) CFFO per diluted share, (2) leasing volume, (3) new investments, (4) leverage ratio (debt / total gross assets) and (5) strategic / individual measures (applying a 0% to 200% rating to each measure). The first four performance factors, which relate to corporate performance, are scored the same for each of our executive officers, with each executive officer receiving a separate score for the strategic / individual measures, as described below and set forth in the table beginning on page 51.

The table below includes the "threshold," "target" and "maximum" goals assigned by the compensation committee for the corporate performance measures for 2012, the company's 2012 performance relative to those goals and the scoring relating to that performance (with threshold or lower performance receiving a 0% score, target performance receiving a 100% score and maximum or greater performance receiving a 200% score):

Metric	Threshold	Target	Maximum	2012 Result	2012 Score
CFFO per diluted share	$ 1.20	$ 1.24	$ 1.28	$ 1.31	200%
Leasing volume (square footage)	800,000	1.2 million	1.6 million	2.1 million	200%
New investments (aggregate capital investment)	$ 0	$200 million	$400 million	$444 million	200%
Leverage ratio (debt / total gross assets)	45.0%	40.0%	35.0%	38.5%	130%

The compensation committee selected the foregoing performance measures, which were the same measures utilized for 2011, because they represent the key financial and operational performance metrics for which the executives are responsible, thereby creating the clearest link between executive actions and corporate results. The compensation committee views each of the foregoing target goals as challenging, but attainable. In addition, the compensation committee believes that the selected performance measures are well-balanced and important to sustaining the long-term performance of the company, as further described below:

Metric	Rationale for Metric	Rationale for Target Level Chosen
CFFO per Diluted Share	• A key supplemental measure utilized industry-wide by analysts, investors and other interested parties to evaluate a real estate company's operating performance and overall management of its property portfolio. • CFFO is FFO excluding acquisition-related expenses. FFO is intended to exclude historical cost depreciation and amortization of real estate and related assets, calculated in accordance with GAAP, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, impairment charges on depreciable real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs.	• The compensation committee set the target level for CFFO per diluted share at the mid-point of the CFFO guidance range for 2012 provided in the company's fourth quarter 2011 earnings press release. • The compensation committee believes that the target level for CFFO per diluted share is challenging to achieve, as it is set at a level that assumes strong execution on the company's leasing, investment, financing and operating goals, with the detailed assumptions underlying the CFFO guidance further described in the company's third and fourth quarter 2011 earnings press releases.

Metric	Rationale for Metric	Rationale for Target Level Chosen
Leasing Volume (Square Footage)	• Leasing activity, comprised of new leases and lease renewals, is the fundamental driver of generating and sustaining revenue for future periods. • New leases support external growth by generating additional revenue from new investments, and drive internal growth through the leasing of currently available space and future development projects. • Lease renewals provide an opportunity to extend cash flows further into the future, thereby enhancing the value of the investment, and provide stability and reduce near-term re-tenancy risk and expense by extending lease expirations into future periods.	• Targeted leasing volume reflects the publicly disclosed leasing target for the five quarters ended December 31, 2012. • The compensation committee believes that this target level for leasing volume was appropriately challenging, given that our strong past leasing performance has resulted in significant positive net absorption across the portfolio (and consequently less rentable square feet for lease), and given the continued challenging macroeconomic environment throughout 2012.
New Investments (Aggregate Capital Investment)	• Selective new investments through acquisitions and development provide the company with opportunities for additional revenue growth in future periods, further enhancing long-term financial returns and stockholder value. • Expansion of the company's property portfolio over time also generally provides efficiencies of scale, reduces specific tenant concentration and helps mitigate portfolio operating risk.	• The target level for new investments represented the company's estimate of potential acquisitions in 2012. • The target level for new investments was reflective of the increasingly competitive marketplace for life science real estate acquisitions, from both publicly traded and private acquirers. • The compensation committee believes this acquisition target level was appropriate, given management's focus on negotiating high quality acquisitions with attractive potential returns, while at the same time delivering on financial and operational goals.
Leverage Ratio (Debt / Total Assets)	• A key component of the company's financial strategy includes maintaining prudent levels of liquidity and leverage over time. • Utilizing moderate levels of leverage with a lower cost of capital can enhance returns to stockholders as well as provide capacity for future investments to support continued growth.	• The target average leverage ratio for 2012 was set at a level moderately above the company's leverage ratio of 35% as of December 31, 2011, which required management to achieve its 2012 goals without significantly increasing the company's leverage.

Metric	Rationale for Metric	Rationale for Target Level Chosen
	• Managing leverage and liquidity levels to mitigate financing risk is also an important factor in protecting stockholder value and complements the company's CFFO and new investment goals.	• The company selected the target leverage ratio as its gauge for a prudent capital structure and in support of the publicly disclosed earnings guidance. • The compensation committee, in consultation with management, viewed this target leverage ratio as achievable but challenging as well, given the numerous factors which must be balanced to achieve the appropriate leverage ratio in the context of delivering on financial results and other targets, coupled with the significant instability in the debt and equity capital markets exhibited over the last several years.

Strategic / Individual Performance Measures. Strategic and individual goals, including business unit performance goals, established by the company's board of directors in consultation with management, represent significant elements to the company's overall continued success, which are not necessarily fully captured in the four financial and operational performance metrics described above. Strategic and individual performance measures are determined at the beginning of each year, with appropriate adjustments during the year for changing business conditions, and are evaluated subjectively. The compensation committee, with input and approval of our board of directors, sets these goals for our Chief Executive Officer, and our Chief Executive Officer, with input from the individual executives, sets goals and expectations for each executive officer, tailored to the executive's specific role within and expected contribution to the company as well as developmental requirements.

- Strategic performance measures identified for the 2012 performance year, and the extent to which those performance measures were achieved, were as follows:

Strategic Performance Measure	Goal	Result
Leasing	Significant leasing progress at Pacific Research Center (Newark, California), Elliott Avenue (Seattle, Washington) and 650 E. Kendall Street (Cambridge, Massachusetts) properties	**Exceeded Goal** Over 470,000 square feet of leasing across these properties in 2012: • Over 280,000 square feet at PRC • 65,000 square feet at Elliott Avenue • 126,000 square feet at 650 E. Kendall Street
Financings	Match fund investments with consistent mix of permanent capital	**Met Goal**

Proxy Statement

Strategic Performance Measure	Goal	Result
Branding	Develop and launch new brand identity	**Met Goal** Launched new brand identity in August 2012, highlighting the company's commitment to the life science industry by capitalizing on its trusted expertise and strong relationships to deliver state-of-the-art laboratories and office spaces to meet the unique needs of its tenants

Individual goals and expectations are generally subjective in nature and relate primarily to:

- driving execution of our business plan and the success of the company as a whole (without singularly focusing on achieving only the specific objectives within that officer's area of responsibility),
- demonstrated individual leadership skills,
- continuous self-development,
- teamwork,
- fostering effective communication and coordination across company departments,
- developing and motivating employees to achieve high performance,
- cultivating employees' engagement and alignment with our company's core values,
- adaptability and flexibility to changing circumstances, and
- business unit performance.

While the compensation committee focuses on evaluating individual performance in the context of an overall effective manager, performance relative to the individual goals listed above generally requires a subjective evaluation, and the compensation committee may emphasize certain goals over others in its discretionary decision-making that do not lend themselves to a formulaic approach. In addition, these goals are established by management and not by the compensation committee. While the compensation committee reviews each executive's individual goals and his performance relative thereto at the conclusion of each year, such goals are informational only for the compensation committee and the compensation committee may disregard them or consider other factors in making individual performance determinations for our executives.

The following is a brief analysis of the compensation committee's deliberations regarding individual performance on an executive by executive basis:

<table>
<tr><th>Executive Officer</th><th>Evaluations</th></tr>
<tr><td>Alan D. Gold
Chief Executive Officer</td><td>Mr. Gold continued to provide highly valuable leadership to the other executives and employees and effectively fostered a culture of dedicated professionalism, hard work, strong corporate governance, transparency and ethics.

Under Mr. Gold's leadership, the company:
delivered strong top-line and bottom-line financial results, increasing total revenues and AFFO per diluted share 18% and 12% year-over-year, respectively
made highly selective acquisitions in the core U.S. life science markets, in addition to the acquisition of Granta Park in Cambridge, United Kingdom, the company's first international investment
executed on an aggressive leasing strategy, achieving 172% of the five-quarter leasing goal and increasing the total operating portfolio weighted-average leased percentage by 4.9% year-over-year to 92.1% at year-end, on top of the 3.7% increase achieved between 2010 and 2011</td></tr>
<tr><td>Kent Griffin
President & Chief Operating Officer</td><td>Mr. Griffin continued to effectively lead the company's day-to-day execution of our corporate strategy, including the following accomplishments:
provided highly valuable oversight of the company's leasing, acquisition, development and asset management functions
effectively guided the company's operational activities and managed expenses to achieve solid financial results, as evidenced by a 6.1% year-over-year increase in same property NOI on a cash basis during the fourth quarter 2012
continued to play an integral role for the company in the investor and analyst communities
managed the successful launch of the company's new brand identity</td></tr>
<tr><td>Matthew G. McDevitt
Executive Vice President, Real Estate</td><td>Mr. McDevitt provided highly effective and adaptable leadership in guiding the company's leasing, acquisitions and development activities, with the following notable accomplishments:
acquired six high-quality properties for approximately $436.4 million, which were 93.3% leased at acquisition and comprise 1.0 million rentable square feet
executed 97 leasing transactions representing approximately 1.8 million square feet, continuing to drive significant net absorption across the company's portfolio
executed on key leasing priorities, including over 280,000 square feet of leasing at the Pacific Research Center in 2012, resulting in nearly 700,000 square feet in total leasing at PRC in the 2011 and 2012 timeframe</td></tr>
</table>

Executive Officer	Evaluations
Greg N. Lubushkin *Chief Financial Officer*	Mr. Lubushkin continues to demonstrate decisive leadership in effectively and opportunistically managing the company's capital structure: • executed a $250 million, ten-year unsecured bond offering yielding 4.358% to maturity • closed on a new five-year $400 unsecured term loan at LIBOR plus 165 basis points and entered into swaps to effectively fix the interest rate on $200 million of the term loan at 2.81% for the remaining term (based on the company's credit ratings) • converted $156.4 million of the term loan into 100 million pounds sterling (to hedge currency risk relating to the Granta Park acquisition) and entered into swaps to effectively fix the interest rate on this portion of the term loan at 2.39% for the remaining term (based on the company's credit ratings) • maintained a strong balance sheet and ample liquidity, with debt / adjusted EBITDA at 6.1x, fixed charge coverage ratio at 3.0x, and capacity on the company's unsecured line of credit at $632 million at year-end

Performance Measure Weightings, Scoring and Bonus Payouts. The compensation committee determined weightings for each executive for the foregoing corporate and individual/strategic measures based upon such executive's role, providing higher weightings in areas for which the executive may exert a greater influence. As shown below, Mr. McDevitt's evaluation was more heavily weighted towards the achievement of the new investments goal, given Mr. McDevitt's role in heading the company's acquisitions activities. Likewise, Mr. Lubushkin's evaluation was more heavily weighted towards the leverage goal, given his role in heading the finance function of the company. In general, the weightings do not vary significantly among the executive officers because of their collective roles and contributions in working as a team to achieve each of the key financial and operational performance metrics. Strategic and individual performance, which is the only measure evaluated by the compensation committee subjectively, constituted 15% of the total annual bonus payout determination for each executive officer.

The above-described results, in combination with the weightings set forth below, translated into the weighted-average total scores and annual bonus payouts set forth below for each executive (with scores representing the percentage of target goal levels, and maximum or greater performance receiving a score of 200%):

	Alan D. Gold		Kent Griffin		Matthew G. McDevitt		Greg N. Lubushkin	
Performance Measure	Score	Weighting	Score	Weighting	Score	Weighting	Score	Weighting
CFFO per diluted share	200%	25%	200%	25%	200%	20%	200%	25%
Leasing volume	200%	25%	200%	25%	200%	25%	200%	20%
New investments	200%	20%	200%	20%	200%	25%	200%	20%
Leverage ratio (debt / total assets)	130%	15%	130%	15%	130%	15%	130%	20%
Strategic and individual measures	170%	15%	170%	15%	180%	15%	190%	15%
Weighted-Average Total Score	**185%**		**185%**		**187%**		**185%**	
2012 Target Potential Bonus Percentage (as a Percentage of 2012 Annual Base Salary)	135%		115%		115%		100%	
Annual Bonus (= Weighted-Avg. Total Score x 2012 Target Potential Bonus Amount)	**$1,742,006**		**$1,170,125**		**$881,705**		**$712,250**	

Mr. Kreitzer, who serves as a director on our board of directors and works on a 50% of full-time schedule as our Executive Vice President and, until August 2012, as our General Counsel, is compensated in a similar manner as our non-employee directors and received a $10,000 bonus in 2012.

Discretionary Bonus. Under certain circumstances, the compensation committee may deem it appropriate to award discretionary bonuses to certain executive officers, in light of developments occurring during the period of review not contemplated by the bonus plan objectives established at the beginning of the year. During 2012 the compensation committee considered the successful execution of the company's first international investment, the acquisition of Granta Park in June 2012 for approximately $196 million, comprising a 472,000 square foot, eleven-building life science campus in Cambridge, United Kingdom. The campus is fully leased on a long-term basis to eleven global pharmaceutical and biotechnology companies, resulting in the company's expansion of existing relationships with tenants MedImmune, a subsidiary of AstraZeneca, and Pfizer, while developing new relationships with tenants Gilead Sciences, Pharmaceutical Product Development, UCB and Vernalis. Granta Park also provides a platform for future development to support existing tenants' needs, with approximately 138,000 square feet of development and expansion rights.

In consideration of the unanticipated achievement by the management team of the company's expansion into this new international market, in addition to the highest gross leasing and net absorption performance in the company's history and well beyond the maximum levels established under the bonus plan at the beginning of the year, which together highlighted the extraordinary work of the executives in managing the company's core business, the compensation committee determined that the payouts under the 2012 bonus plan be increased 13-15% to 200% of target for each of the executives, resulting in additional discretionary bonuses of $141,244 for Mr. Gold, $94,875 for Mr. Griffin, $61,295 for Mr. McDevitt and $57,750 for Mr. Lubushkin.

Proxy Statement

As a result, the total cash compensation for 2012, consisting of base salary and cash bonus, paid to each of the executive officers (other than Mr. Kreitzer) and relative ranking within the company's peer group were as follows:

Executive Officer	Total Cash Compensation (Base Salary + Bonus)	Total Cash Compensation Percentile Ranking
Alan D. Gold	$2,580,750	75th percentile
Kent Griffin	1,815,000	63rd percentile
Matthew G. McDevitt	1,353,000	83rd percentile
Greg N. Lubushkin	1,155,000	69th percentile

Consistent with Mr. McDevitt's target total cash compensation level exceeding the median of the company's peers, as described above, Mr. McDevitt's total cash compensation for 2012 correspondingly exceeded the 75th percentile of the company's peers, in consideration of his specialized skills and significant responsibilities at the company, which are not generally comparable to executives with similar positions at the peer group companies.

Long-Term Incentives for 2012

The purpose of the long-term equity incentive award program continues to be alignment of the interests of executives with the interests of the company's stockholders, retention of executives and promotion of actions that result in long-term stockholder value creation.

Beginning with the long-term equity incentive awards granted in January 2012, at least 50% of the awards granted to the company's full-time executive officers, based on target levels, are performance units. The executive officers have the opportunity to earn the performance units based on the company's total stockholder return relative to its peer group over a three-year period, with shorter periods used for a portion of the awards during the first two years (including the performance units awarded in January 2012 and in January 2013) as the program is phased in.

The performance units vest at the conclusion of the performance period, upon attainment of the specific final performance rankings. The peer group used for purposes of determining the performance unit payouts is based on the companies utilized by the compensation committee for executive compensation benchmarking purposes. Payouts with respect to the performance units are in the form of shares of the company's common stock. No dividends are paid or accrued on the performance units.

The remaining portion of the long-term equity incentive awards granted to the company's full-time executive officers are shares of restricted stock, which generally vest ratably over a service period of four years.

Policy for Determining the Amount of Long-Term Equity Incentive Awards. The compensation committee's goal is to award performance units, and corresponding restricted stock grants with a value equal to the target performance unit values, to the company's full-time executive officers such that (1) achievement of the "target" performance level for annual cash bonuses and 50% of maximum performance unit levels, equal to median relative TSR performance, would generally result in annual total direct compensation for each of the full-time executive officers consistent with median total compensation levels for executives with comparable roles at peer companies, (2) achievement of "maximum" performance levels for annual cash bonuses (with respect to all five performance measures) and maximum performance unit levels, corresponding to extraordinary total stockholder performance over a multi-year period (at or exceeding the 75th percentile in relative TSR performance), would generally result in annual total direct compensation for each of the full-time executive officers at or above the 75th percentile of compensation levels for executives with comparable roles at peer companies and (3) achievement of "threshold" or lower performance levels for annual cash bonuses and performance units would generally result in annual total direct compensation for each of the full-time executive officers at or below the 25th percentile of compensation levels for executives with comparable roles at peer companies.

Mr. Kreitzer, who serves as a director on our board of directors and on a part-time basis as our Executive Vice President, is compensated in a similar manner as our non-employee directors. Accordingly, consistent with the equity awards granted to our non-employee directors under our director compensation policy, Mr. Kreitzer generally receives an annual award of restricted stock equal to a grant date value of $60,000 ($80,000 starting in January 2013, consistent with the increase in annual grants of restricted stock to non-employee directors which became effective in July 2012), which vests approximately one year from the date of grant.

Performance Units Awarded in January 2012. In January 2012, the compensation committee awarded Messrs. Gold, Griffin, McDevitt and Lubushkin 196,752, 106,464, 56,688 and 48,984 performance units, respectively. These performance units represent the maximum number of performance units with respect to which each executive may vest, while 50% of the performance units would vest at "target" performance. The performance units are subject to the following performance periods (each, a "Performance Period"): (1) one-third of the performance units have a one-year Performance Period starting on January 1, 2012 and ending on December 31, 2012, (2) one-third of the performance units have a two-year Performance Period starting on January 1, 2012 and ending on December 31, 2013, and (3) one-third of the performance units have a three-year Performance Period starting on January 1, 2012 and ending on December 31, 2014. Each performance unit represents a contingent right to receive one share of the company's common stock if vesting is satisfied. The number of performance units that vest at the end of each Performance Period will depend on the level of achievement of the company's TSR compared to its peer group during a specified Performance Period.

The chart below sets forth the vesting schedule as a percentage of the maximum number of Performance Units that applies at the end of each Performance Period.

BioMed Realty's TSR Ranking within Peer Group	Performance Unit Payout (as a % of Maximum)
At or above 75th percentile TSR	100%
Between the 75th percentile TSR and 50th percentile TSR	Determined by linear interpolation(1)
At the 50th percentile TSR	50%
Between the 25th percentile TSR and 50th percentile TSR	Determined by linear interpolation(2)
At or below the 25th percentile TSR	0%

(1) Determined by linear interpolation between the peer group's 75th and 50th percentile TSRs.

(2) Determined by linear interpolation between the peer group's 25th and 50th percentile TSRs.

As noted in the chart above, if the company's TSR is at or below the 25th percentile of its peer group for a Performance Period, no performance units will vest with respect to such Performance Period. Any Performance Units which do not vest at the end of the Performance Period will be forfeited. The peer group that will be used for purposes of determining this award will be the 16 companies that are listed on page 42.

For the performance units granted in January 2012 with a one-year Performance Period ending on December 31, 2012, the company's TSR was below the 25th percentile of its peer group, and as a result these performance units did not vest and were forfeited in their entirety. The total number of performance units forfeited for 2012 based on "maximum" performance was 136,296.

No dividends are paid or accrued on the performance units prior to their vesting and conversion into shares of the company's common stock at the conclusion of the Performance Period.

Restricted Shares Awarded in January 2012. No more than 50% of the equity awards granted to the company's full-time executive officers will be shares of restricted stock, which vest ratably over a service period of four years consistent with prior time-based awards to our full-time executive officers.

Proxy Statement

In January 2012, the compensation committee granted to Messrs. Gold, Griffin, McDevitt and Lubushkin 98,376, 53,232, 28,344 and 24,492 shares of restricted stock, respectively, which vest 25% annually on each of January 1, 2013, 2014, 2015 and 2016. The number of shares of restricted stock was determined by the compensation committee to equal the number of performance units at the 50th percentile rank.

In January 2012, the compensation committee also granted 3,319 shares of restricted stock to Mr. Kreitzer, equal to a grant date value of $60,000, which was equivalent to the value of shares granted annually to our non-employee directors under our director compensation policy at the time of grant. Consistent with the shares granted to our non-employee directors, the shares granted to Mr. Kreitzer vest approximately one year from the date of grant and dividends are paid on the entirety of the grant from the date of the grant.

Long-Term Incentives for 2013

Performance Units Awarded in January 2013. In January 2013, consistent with the policy for determining the amount of long-term incentive awards described above, the compensation committee awarded Messrs. Gold, Griffin, McDevitt and Lubushkin 200,520, 102,760, 53,032 and 49,976 performance units, respectively. These performance units represent the maximum number of performance units with respect to which each executive may vest, while 50% of the performance units would vest at "target" performance. The performance units are subject to the following Performance Periods: (1) one-half of the performance units have a two-year Performance Period starting on January 1, 2013 and ending on December 31, 2014, and (2) one-half of the performance units have a three-year Performance Period starting on January 1, 2013 and ending on December 31, 2015. The terms and conditions for vesting for each performance unit are otherwise the same as the performance units granted in January 2012, with the same peer group used to determine relative total stockholder performance. Consistent with the performance units granted in January 2012, no dividends are paid or accrued on the performance units prior to their vesting and conversion into shares of the company's common stock at the conclusion of the Performance Period.

Restricted Shares Awarded in January 2013. In January 2013, the compensation committee granted to Messrs. Gold, Griffin, McDevitt and Lubushkin 100,260, 51,380, 26,516 and 24,988 shares of restricted stock, respectively, which vest 25% annually on each of January 1, 2014, 2015, 2016 and 2017. The number of shares of restricted stock was determined by the compensation committee to equal the number of performance units at the 50th percentile rank.

In January 2013, the compensation committee also granted 4,139 shares of restricted stock to Mr. Kreitzer, equal to a grant date value of $80,000, which was equivalent to the value of shares granted annually to our non-employee directors under our director compensation policy at the time of grant. Consistent with the shares granted to our non-employee directors, the shares granted to Mr. Kreitzer vest approximately one year from the date of grant and dividends are paid on the entirety of the grant from the date of the grant.

Section 4. Other Compensation Policies

Severance Agreements

In order to provide greater certainty with regard to the amounts payable to our executive officers in connection with certain terminations or change in control events, our board of directors has approved and we have entered into severance agreements with each of our executive officers, which are described in more detail under "Severance Arrangements" and "Potential Payments Upon Termination or Change in Control" below. We provide these benefits to our executive officers in order to give them the personal security and stability necessary for them to focus on the performance of their duties and responsibilities to us, and in order to attract and retain executives as we compete for talented employees in a marketplace where such protections are commonly offered.

Other Benefits

We provide benefits such as a 401(k) plan, medical, dental and life insurance and disability coverage for all of our employees, including our executive officers. We also provide personal paid time off and other paid holidays to all employees, including the executive officers, which are similar to those provided at comparable companies. In addition, we provide reimbursement for the premiums for long-term disability and life insurance policies for our officers, including our executive officers. We believe that our employee benefit plans are an appropriate element of compensation, are competitive within our peer group companies and are necessary to attract and retain employees.

Stock Ownership Guidelines for Executive Officers

To further link the long-term economic interests of our executive officers directly to that of our stockholders, our board of directors has adopted stock ownership guidelines for the executive officers. The guidelines provide that the company's executive officers are expected to, within five years of the later of August 25, 2010 or the date on which such person is appointed to his or her position, own shares of the company's common stock or securities convertible or exchangeable into shares of the company's common stock with a market value of no less than six times current annual base salary with respect to the Chief Executive Officer and no less than three times current annual base salary with respect to the other executive officers. Each executive officer was in compliance with the stock ownership guidelines for the year ended December 31, 2012. The table below shows each executive's equity ownership in the company as a multiple of salary and the minimum ownership level required pursuant to these guidelines for each of our named executive officers as of year-end 2012:

Executive Officer	Minimum Ownership Level Required as a Multiple of Salary	Dollar Value of Equity Ownership as a Multiple of Salary(1)
Alan D. Gold	6.0x	47.4x
Kent Griffin	3.0x	13.6x
Gary A. Kreitzer	3.0x	170.2x
Matthew G. McDevitt	3.0x	12.0x
Greg N. Lubushkin	3.0x	4.7x

(1) Calculated by multiplying the aggregate of shares of common stock, limited partnership units and LTIP units held by each executive officer by the closing price of $19.33 per share of our common stock on December 31, 2012.

Stock ownership guidelines for our non-employee directors are described above under "Election of Directors — Information Regarding Directors — Stock Ownership Guidelines for Non-Employee Directors."

Post-Vesting Stock Retention Guidelines

The company has adopted post-vesting stock retention guidelines, which require executives to hold 50% of net after-tax shares issued upon the vesting of restricted stock or performance units until their required stock ownership levels are achieved.

Insider Trading and Anti-Hedging Policies

The company's insider trading policies contain stringent restrictions on transactions in company stock by executive officers. All trades by executive officers must be pre-cleared. Furthermore, no executive officer or member of our board of directors may engage in any hedging transactions with respect to any equity securities of the company held by them, whether vested or unvested, which includes the purchase of any financial instrument (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) designed to hedge or offset any decrease in the market value of such equity securities.

Our board of directors has also adopted a policy providing that no executive officer or member of our board of directors may pledge, or use as collateral, the company's securities in order to secure personal loans or other obligations, which includes holding shares of the company's common stock in a margin account, unless such company securities so pledged are in excess of the applicable minimum ownership level under the company's stock ownership guidelines.

Clawback Policy

We have adopted an incentive compensation "clawback" policy under which our board of directors may require reimbursement or forfeiture of incentive compensation from an executive officer in the event the officer's wrongdoing later is determined by our board of directors to have resulted in a material negative restatement of the company's financial results. We believe that by providing the company with the appropriate power to recover incentive compensation paid to an executive officer in this situation, the company demonstrates its commitment to strong corporate governance. This clawback policy is in addition to any policies or recovery rights that are provided under applicable laws, including the Sarbanes-Oxley Act and the Dodd-Frank Act.

Under our clawback policy, if the board of directors determines that a material negative financial restatement was caused by a named executive officer's gross negligence or willful misconduct, it may require reimbursement from the named executive officer for vested incentive compensation and/or the forfeiture of unvested or unpaid incentive compensation. The amount of vested compensation that may be recovered is the after-tax portion of any bonus paid to, and any performance-based equity awards earned by, the named executive officer that the named executive officer would not have received if the company's financial results had been reported properly. The right to cause a forfeiture or recovery of incentive compensation applies to incentive compensation awarded, vested and/or paid during the twelve months prior to the date on which the company is required to prepare an accounting restatement.

Tax Deductibility of Executive Compensation

The compensation committee considers the anticipated tax treatment to the company and the executive officers in its review and establishment of compensation programs and payments. The compensation committee's general policy is to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, including its ability to recruit, retain and reward high-performing executives. Accordingly, the compensation committee has not adopted a policy that all compensation must be deductible and may approve compensation that is deemed to be in our best interests and the best interests of our stockholders.

Under Section 162(m) of the Code, we may not deduct compensation of more than $1 million paid to any "covered employee" unless the compensation is paid pursuant to a plan which is performance-related, nondiscretionary and has been approved by our stockholders. To the extent that such compensation paid to our executive officers is subject to and does not qualify for deduction under Section 162(m), the compensation committee is prepared to exceed the limit on deductibility under Section 162(m) to the extent necessary to ensure our executive officers are compensated in a manner consistent with our best interests and those of our stockholders. Because we qualify as a REIT under the Code, we generally distribute at least 100% of our net taxable income each year and therefore do not pay federal income tax. As a result, and based on the level of cash compensation paid to our executive officers, the possible loss of a federal tax deduction would not be expected to have a material impact on us.

Compensation Committee Report

The compensation committee of the company's board of directors has submitted the following report for inclusion in this proxy statement:

The compensation committee of the board of directors of BioMed Realty Trust, Inc. has reviewed and discussed the Compensation Discussion and Analysis contained in the proxy statement for the 2013 annual meeting of stockholders with management. Based on the committee's review of and the discussions with management with respect to the Compensation Discussion and Analysis, the committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the proxy statement for the 2013 annual meeting of stockholders and in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 for filing with the Securities and Exchange Commission.

This report of the compensation committee shall not be deemed incorporated by reference by any general statement incorporating by reference the proxy statement for the 2013 annual meeting of stockholders into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.

The foregoing report has been furnished by the compensation committee.

Richard I. Gilchrist, Chair
Daniel M. Bradbury
Edward A. Dennis, Ph.D.
Theodore D. Roth

Date of report: April 9, 2013

Compensation Risk Analysis

In accordance with our policy to perform an annual review concerning the risks and rewards associated with our compensation program, in early 2013 the compensation committee, with input from management and our independent compensation consultant, assessed our compensation policies and programs for all employees for purposes of determining the relationship of such policies and programs and the enterprise risks faced by the company. After that assessment, the compensation committee determined that none of our compensation policies or programs encourage any employee to take on excessive risks that are reasonably likely to have a material adverse effect on the company. The compensation committee's assessment noted certain key attributes of our compensation policies and programs that help to reduce the likelihood of excessive risk taking, as summarized below.

Element of Pay	Specific Risk Mitigation Factors
Base Salary	• *Fixed Amount.* Base salary is designed to provide a reliable income base regardless of the company's stock price performance, so that executives do not feel pressured to focus exclusively on stock price performance to the detriment of other important business metrics.
Annual Incentive Bonus Plan	• *Multi-Factor Performance Analysis.* As discussed above beginning on page 44, the annual bonus plan focuses on multiple indicators of performance, including both financial and non-financial goals, which encourages executives to focus on the overall health of the company's business rather than a single financial measure. • *Defined maximums.* The maximum amount of bonus that may be earned is limited to 200% of target. • *Clawback.* Our board of directors may require our executive officers to reimburse or forfeit incentive compensation, including amounts granted under the annual incentive bonus plan, in certain circumstances.

Proxy Statement

Element of Pay	Specific Risk Mitigation Factors
	• *Annual Review.* The compensation committee reviews the annual incentive bonus plan each year to ensure that the appropriate performance measures and weightings are utilized to accommodate changes in the company's business and shifting company priorities.
Long-Term Equity Incentive Awards	• *Focus on Long-Term Stockholder Wealth Creation.* Long-term equity incentive awards are comprised of performance units, which are earned based on multi-year total stockholder performance and restricted stock grants, which vest over multi-year periods, and are designed to ensure that executives and key employees have significant portions of their compensation tied to long-term stock price performance and have interests strongly aligned with those of our stockholders. • *Defined maximums.* The maximum number of units that may be earned is limited to 200% of target. • *Stock Ownership Guidelines.* The company has substantial stock ownership requirements for senior executives, as described beginning on page 55. • *Additional Holding Period After Vesting or Performance.* Stock retention guidelines require executives to hold net after-tax shares issued upon the vesting of restricted stock or performance units until their required stock ownership levels are achieved. • *Clawback.* Our board of directors may require our executive officers to reimburse or forfeit incentive compensation, including amounts granted as long-term equity incentive awards, in certain circumstances. • *Anti-Hedging Policy.* Our executive officers are prohibited from engaging in certain transactions intended to hedge the economic risk of company equity securities (vested or unvested) held by them. • *Annual Review.* The compensation committee reviews the long-term equity incentive award program each year.

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of our named executive officers for the fiscal years ended December 31, 2012, 2011 and 2010.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Non Equity Incentive Plan Compensation	All Other Compensation(1)	Total
Alan D. Gold	2012	$697,500	$ 141,244	$3,518,910(2)	$1,742,006	$35,433	$6,135,093
Chairman and Chief Executive Officer	2011	697,500	—	2,802,013(3)	1,431,270	39,808	4,970,591
	2010	685,000	1,183,000	2,909,851(4)	—	39,808	4,817,659
R. Kent Griffin, Jr.	2012	550,000	94,875	1,904,109(2)	1,170,125	17,165	3,736,274
President and Chief Operating Officer	2011	446,000	—	1,380,048(3)	1,109,247	24,394	2,959,689
	2010	438,000	482,000	1,702,654(4)	—	24,394	2,647,048
Gary A. Kreitzer	2012	110,000	10,000	60,705(2)	—	15,872	196,577
Executive Vice President	2011	110,000	—	60,051(3)	—	19,252	189,303
	2010	100,000	—	47,958(4)	—	16,258	164,216
Matthew G. McDevitt	2012	410,000	61,295	1,013,865(2)	881,705	17,924	2,384,789
Executive Vice President,	2011	397,250	—	1,064,262(3)	759,115	24,504	2,245,131
Real Estate	2010	390,000	480,750	1,316,221(4)	—	23,207	2,210,178
Greg N. Lubushkin	2012	385,000	57,750	876,079(2)	712,250	18,696	2,049,775
Chief Financial Officer	2011	305,000	—	558,292(3)	580,388	17,052	1,460,732
	2010	268,750	176,750	319,823(4)	—	7,350	772,673

(1) Dividends and distributions on unvested restricted stock and LTIP units are excluded from all other compensation for all periods presented, as they are factored into the determinations of the grant date fair values of the corresponding stock awards as described in footnote 2 below. All other compensation for 2012 represents health, life and disability insurance premiums, 401(k) matching contributions and automobile allowances, as follows:

Name	Insurance Premiums	401(K) Matching Contributions(a)	Automobile Allowances(b)	Total Other Compensation
Alan D. Gold	$26,933	$7,500	$1,000	$35,433
R. Kent Griffin, Jr.	8,915	7,500	750	17,165
Gary A. Kreitzer	12,197	3,300	375	15,872
Matthew G. McDevitt	9,674	7,500	750	17,924
Greg N. Lubushkin	11,196	7,500	—	18,696

(a) We maintain a retirement savings plan under Section 401(k) of the Code to cover our eligible employees, including our executive officers. The plan allows eligible employees to defer, within prescribed limits, up to 100% of their compensation on a pre-tax basis through contributions to the plan. We currently match each eligible participant's contributions, within prescribed limits, with an amount equal to 50% of such participant's initial 6% tax-deferred contributions. In addition, we reserve the right to make additional discretionary contributions on behalf of eligible participants.

(b) Represents automobile allowances provided for the month of January 2012, which were payable under previously existing employment agreements with the executives that were terminated effective January 25, 2012. No executives currently receive automobile allowances.

(2) Represents the grant date fair value of restricted stock and performance units awarded in 2012, as determined in accordance with ASC Topic 718. In January 2012, Messrs. Gold, Griffin, Kreitzer, McDevitt and Lubushkin were awarded 98,376, 53,232, 3,319, 28,344 and 24,492 shares of restricted stock, respectively. The restricted stock vests 25% annually on each of January 1, 2013, 2014, 2015 and 2016 with respect to awards granted to Messrs. Gold, Griffin, McDevitt and Lubushkin, and approximately one year from the date of grant with respect to the award granted to Mr. Kreitzer. Mr. Kreitzer, who serves as a director on our board of directors and works on a 50% of full-time schedule as our Executive Vice President and, until August 2012, as our General Counsel, is compensated in a manner similar to our non-employee directors. Dividends are paid on the entirety of the grant from the date of the grant. Also in January 2012, Messrs. Gold, Griffin, McDevitt and Lubushkin were awarded 196,752, 106,464, 56,688 and 48,984 performance units, respectively, which represent "maximum" performance unit levels and which vest dependent upon the achievement of the company's total stockholder return compared to its peer group during the relevant performance period. One-third of the performance units granted in January 2012 have a one-year performance period starting on January 1, 2012 and ending on December 31, 2012, one-third of the performance units have a two-year performance period starting on January 1, 2012 and ending on December 31, 2013, and one-third of the performance units have a three-year performance period starting on January 1, 2012 and ending on December 31, 2014. No dividends are paid or accrued on the performance units prior to their vesting. The grant date fair value of the performance units was calculated using a Monte Carlo simulation which considered the likelihood of achieving the vesting conditions. The grant date fair value of the performance units granted in January 2012 was as follows: performance units granted to Mr. Gold, $1,719,612; performance units granted to Mr. Griffin, $930,495; performance units granted to Mr. McDevitt, $495,453; and performance units granted to Mr. Lubushkin, $428,120.

(3) Represents the grant date fair value of restricted stock awarded in 2011, as determined in accordance with ASC Topic 718. In January 2011, Messrs. Gold, Griffin, Kreitzer, McDevitt and Lubushkin were awarded 150,808, 74,276, 3,232, 57,280 and 30,048 shares of restricted stock, respectively. The restricted stock vests 25% annually on each of January 1, 2012, 2013, 2014 and 2015 with respect to awards granted to Messrs. Gold, Griffin, McDevitt and Lubushkin, and approximately one year from the date of grant with respect to the award granted to Mr. Kreitzer.

(4) Represents the grant date fair value of restricted stock awarded in 2010, as determined in accordance with ASC Topic 718. In January 2010, Messrs. Gold, Griffin, Kreitzer, McDevitt and Lubushkin were awarded 183,240, 107,220, 3,020, 51,400 and 20,140 shares of restricted stock, respectively. In February 2010, in connection with his promotion to Executive Vice President, Real Estate, Mr. McDevitt was awarded an additional 33,624 shares of restricted stock. The restricted stock vests 25% annually on each of January 1, 2011, 2012, 2013 and 2014 with respect to awards granted to Messrs. Gold, Griffin, McDevitt and Lubushkin, and approximately one year from the date of grant with respect to the award granted to Mr. Kreitzer. Dividends are paid on the entirety of the grant from the date of the grant.

Grants of Plan-Based Awards

The table below provides information about plan-based awards granted to our named executive officers during the fiscal year ended December 31, 2012.

Name	Grant Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3)	Grant Date Fair Value of Stock Awards(4)
			Threshold	Target	Maximum	Threshold	Target	Maximum		
Alan D. Gold	Annual Bonus	2/10/12	$—	$941,625	$1,883,250					
	Restricted Stock	1/25/12							98,376	$1,799,297
	Performance Units	1/25/12				—	98,376	196,752		1,719,612
R. Kent Griffin, Jr.	Annual Bonus	2/10/12	—	632,500	1,265,000					
	Restricted Stock	1/25/12							53,232	973,613
	Performance Units	1/25/12				—	53,232	106,464		930,495
Gary A. Kreitzer	Restricted Stock	1/25/12							3,319	60,705
Matthew G. McDevitt	Annual Bonus	2/10/12	—	471,500	943,000					
	Restricted Stock	1/25/12							28,344	518,412
	Performance Units	1/25/12				—	28,344	56,688		495,453
Greg N. Lubushkin	Annual Bonus	2/10/12	—	385,000	770,000					
	Restricted Stock	1/25/12							24,492	447,959
	Performance Units	1/25/12				—	24,492	48,984		428,120

(1) Represents the threshold, target and maximum bonus amounts under our 2012 annual cash bonus program, as discussed above under "Compensation Discussion and Analysis – 2012 Compensation Determinations – Annual Cash Bonus Program for 2012." The actual bonuses paid to our executive officers for 2012 are shown in the Summary Compensation Table above.

(2) One-third of the performance units vest annually on each of January 1, 2013, 2014 and 2015, based on the company's total stockholder return versus the peer group during the respective performance periods. Represents the threshold, target and maximum number of shares that may be issuable upon vesting of the performance units, as discussed above under "Compensation Discussion and Analysis – 2012 Compensation Determinations – Performance Units for 2012." No dividends are paid or accrued on the performance units.

(3) The restricted stock vests 25% annually on each of January 1, 2013, 2014, 2015 and 2016 with respect to awards granted to Messrs. Gold, Griffin, McDevitt and Lubushkin, and approximately one year from the date of grant with respect to the award granted to Mr. Kreitzer, who is compensated in a manner similar to our non-employee directors. Dividends are paid on the entirety of the grant from the date of the grant.

(4) The grant date fair value of the performance units was calculated using a Monte Carlo simulation which considered the likelihood of achieving the vesting conditions, and the fair-value of the restricted stock awards was calculated by multiplying the closing market price of our common stock on the grant date by the number of shares awarded, in accordance with ASC Topic 718. The closing market price on January 25, 2012 was $18.29.

Severance Arrangements

In January 2012, the company terminated the employment agreements with each of its executive officers, except for Mr. Lubushkin, who did not have an employment agreement in place with the company and entered into change in control and severance agreements with each of its named executive officers. The change in control and severance agreements provide that, if an executive's employment is terminated by us without "cause" or by the executive for "good reason" (each as defined in the applicable change in control and severance agreement), the executive will be entitled to the following severance payments and benefits, subject to his execution and non-revocation of a general release of claims:

- an amount, which we refer to as the severance amount, equal to the sum of the then-current annual base salary plus average bonus over the prior three years, multiplied by:
  - with respect to Messrs. Gold, Griffin and Kreitzer, three, or

- with respect to Messrs. Lubushkin and McDevitt, two,

  50% of which amount shall be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable, and the remaining 50% of which amount will be paid in a lump sum on March 1 of the year following the calendar year in which the termination occurs,

- an amount equal to the premiums for long-term disability insurance and life insurance for 12 months at the same level as in effect immediately preceding such termination, which shall be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable,
- health benefits for 18 months following the executive's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that the executive receives comparable benefits from a subsequent employer,
- up to $15,000 worth of outplacement services at our expense, and
- 100% of the unvested stock awards held by the executive will become fully vested and exercisable (other than any such awards the vesting of which is performance-based, the accelerated vesting of which, if any, will be governed by the terms of such awards).

Each change in control and severance agreement also provides that, if the executive's employment is terminated by us without cause or by the executive for good reason within one year after a "change in control" (as defined in the applicable change in control and severance agreement), then the executive will receive the above benefits and payments as though the executive's employment was terminated without cause or for good reason. However, the entire severance amount shall be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable.

Each change in control and severance agreement also provides that the executive or his estate will be entitled to certain severance benefits in the event of his death or disability. Specifically, each executive or, in the event of the executive's death, his beneficiaries, will receive:

- an amount equal to the then-current annual base salary,
- health benefits for the executive and/or his eligible family members for 12 months following the executive's termination of employment, and
- in the event the executive's employment is terminated as a result of his disability, we will pay, in a single lump sum payment, an amount equal to 12 months of premiums on the long-term disability and life insurance policies in effect for the executive immediately prior to the executive's termination of employment.

If an executive's employment is terminated by the company for "cause" or by the executive without "good reason," the executive will not be entitled to any severance payment or benefits under the change in control and severance agreement.

None of the change in control and severance agreements provide for tax gross-up payments to the executive if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called "excess parachute payments" under Section 4999 of the Code.

The change in control and severance agreements also contain standard confidentiality provisions, which apply indefinitely, and non-solicitation provisions, which apply during the term of the executive's employment and for any period thereafter during which the executive is receiving payments from us.

Outstanding Equity Awards at Fiscal Year-End

The table below provides information about outstanding equity awards for each of our named executive officers as of December 31, 2012.

Name	Stock Awards		Equity Incentive Plan Awards	
	Number of Shares of Stock or Units That Have Not Vested(1)	Market Value of Shares of Stock or Units That Have Not Vested(2)	Number of Unearned Shares of Stock or Units That Have Not Vested(3)	Market Value of Unearned Shares of Stock or Units That Have Not Vested(2)
Alan D. Gold	356,295	$6,887,182	98,376	$1,901,608
R. Kent Griffin, Jr.	192,189	3,715,013	53,232	1,028,975
Gary A. Kreitzer	5,303	102,507	—	—
Matthew G. McDevitt	135,162	2,612,681	28,344	547,890
Greg N. Lubushkin	65,988	1,275,548	24,492	473,430

(1) Unvested restricted stock and LTIP unit awards granted vest over four to five years, and vest in one year with respect to the grant of shares of restricted stock to Mr. Kreitzer.

(2) Market value has been calculated as the closing market price of our common stock at December 31, 2012 of $19.33, multiplied by the outstanding unvested restricted stock, LTIP unit or performance unit awards (based on "target" performance levels) for each named executive officer.

(3) Includes performance units at "target" performance levels; one-third of the performance units vest annually on each of January 1, 2013, 2014 and 2015, based on the company's total stockholder return versus the peer group during the respective performance periods. Performance units for the performance period ended December 31, 2012 did not vest in January 2013 and were consequently forfeited in full by our executives, as our total stockholder return relative to the peer group fell below the threshold for a payout.

Stock Vested

The table below provides information about restricted stock and LTIP unit vesting for each of our named executive officers during the fiscal year ended December 31, 2012, except that it does not include restricted stock and LTIP units that vested on January 1, 2012 and instead includes restricted stock and LTIP units that vested on January 1, 2013. Restricted stock and LTIP units that vested on January 1, 2012 were reported in our 2012 proxy statement.

Name	Stock and Unit Awards	
	Number of Shares or Units Acquired on Vesting(1)	Value Realized on Vesting(2)
Alan D. Gold	161,299	$3,117,910
R. Kent Griffin, Jr.	88,322	1,707,264
Gary A. Kreitzer	5,303	102,507
Matthew G. McDevitt	64,008	1,237,275
Greg N. Lubushkin	27,560	532,735

(1) This column represents the aggregate of equity grants from January 30, 2008 through December 31, 2012 to the named executive officers that vested on January 1, 2013. Equity awards that vested on January 1, 2012 were reported in our 2012 proxy statement. Performance units with a performance period ended December 31, 2012 did not vest in January 2013 and were consequently forfeited in full by our executives, as our total stockholder return relative to the peer group fell below the threshold for any payout.

(2) This column represents the value as calculated by multiplying the closing market price of our common stock at December 31, 2012 of $19.33 by the number of shares that vested.

Proxy Statement

Potential Payments Upon Termination or Change in Control

The table below reflects the amount of compensation that each of our named executive officers would be entitled to receive under his existing change in control and severance agreement upon termination of such executive's employment in certain circumstances. The amounts shown assume that such termination was effective as of December 31, 2012, and are only estimates of the amounts that would be paid out to such executives upon termination of their employment. The actual amounts to be paid out can only be determined at the time of such executive's separation from the company. In the event of a termination by the company for cause or by the executive without good reason, including in connection with a change in control, such executive would not be entitled to any of the amounts reflected in the table.

Name	Benefit	Termination w/o Cause or for Good Reason (apart from Change in Control)(1)	Termination w/o Cause or for Good Reason (in connection with Change in Control)(1)	Death	Disability(2)
Alan D. Gold	Severance Payment	$ 6,590,020	$ 6,590,020	$ 697,500	$ 697,500
	Accelerated Equity Award Vesting(3)	6,887,182	6,887,182	—	—
	Performance Units(4)	492,973	—	492,973	492,973
	Medical Benefits(5)	31,324	31,324	20,883	20,883
	Long-Term Disability Benefits(6)	20,363	20,363	—	20,363
	Life Insurance Benefits(6)	6,570	6,570	—	6,570
	Outplacement Services	15,000	15,000	—	—
Total Value:		$14,043,432	$13,550,459	$1,211,356	$1,238,289
R. Kent Griffin, Jr.	Severance Payment	$ 4,506,247	$ 4,506,247	$ 550,000	$ 550,000
	Accelerated Equity Award Vesting(3)	3,715,013	3,715,013	—	—
	Performance Units(4)	266,751	—	266,751	266,751
	Medical Benefits(5)	30,930	30,930	20,620	20,620
	Long-Term Disability Benefits(6)	8,195	8,195	—	8,195
	Life Insurance Benefits(6)	720	720	—	720
	Outplacement Services	15,000	15,000	—	—
Total Value:		$ 8,542,856	$ 8,276,105	$ 837,371	$ 846,286
Gary A. Kreitzer	Severance Payment	$ 340,000	$ 340,000	$ 110,000	$ 110,000
	Accelerated Equity Award Vesting(3)	102,507	102,507	—	—
	Performance Units(4)	—	—	—	—
	Medical Benefits(5)	20,006	20,006	13,337	13,337
	Long-Term Disability Benefits(6)	417	417	—	417
	Life Insurance Benefits(6)	160	160	—	160
	Outplacement Services	15,000	15,000	—	—
Total Value:		$ 478,090	$ 478,090	$ 123,337	$ 123,914

Name	Benefit	Termination w/o Cause or for Good Reason (apart from Change in Control)(1)	Termination w/o Cause or for Good Reason (in connection with Change in Control)(1)	Death	Disability(2)
Matthew G. McDevitt	Severance Payment	$2,275,243	$2,275,243	$410,000	$410,000
	Accelerated Equity Award Vesting(3)	2,612,681	2,612,681	—	—
	Performance Units(4)	142,035	—	142,035	142,035
	Medical Benefits(5)	31,324	31,324	20,883	20,883
	Long-Term Disability Benefits(6)	6,444	6,444	—	6,444
	Life Insurance Benefits(6)	3,230	3,230	—	3,230
	Outplacement Services	15,000	15,000	—	—
Total Value:		$5,085,957	$4,943,922	$572,918	$582,592
Greg N. Lubushkin	Severance Payment	$1,788,092	$1,788,092	$385,000	$385,000
	Accelerated Equity Award Vesting(4)	1,275,548	1,275,548	—	—
	Performance Units(4)	122,732	—	122,732	122,732
	Medical Benefits(5)	1,478	1,478	985	985
	Long-Term Disability Benefits(6)	5,867	5,867	—	5,867
	Life Insurance Benefits(6)	5,329	5,329	—	5,329
	Outplacement Services	15,000	15,000	—	—
Total Value:		$3,214,046	$3,091,314	$508,717	$519,913

(1) In the event the executive's employment is terminated without cause or for good reason, the executive receives the severance payment, regardless of whether such termination is in connection with a change in control. In the event the executive's employment is terminated without cause or for good reason, other than within one year after a change in control, 50% of the severance payment will be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable and the remaining 50% will be paid in a lump sum on March 1 of the year following the calendar year during which the termination occurs. If the executive's employment is terminated without cause or for good reason within one year after a change in control, the severance payment is paid in a single lump sum. The severance payment is an amount equal to the sum of the then-current annual base salary plus average bonus over the prior three years (or such lesser number of years as the executive has been employed by us), multiplied by (a) with respect to Messrs. Gold, Kreitzer and Griffin, three, or (b) with respect to Messrs. Lubushkin and McDevitt, two. The calculations in the table are based on the annual base salary on December 31, 2012 and an averaging of the bonuses paid in 2011, 2012 and 2013.

(2) This column assumes permanent disability (as defined in the change in control and severance agreements) for each executive at December 31, 2012.

(3) For purposes of this calculation, each executive's unvested restricted stock and LTIP units on December 31, 2012 are multiplied by the closing market price of our common stock at December 31, 2012 of $19.33.

(4) Pursuant to the terms of the performance unit awards, if the executive's employment is terminated (a) without cause or for good reason apart from a change in control, (b) by reason of the executive's death or (c) by reason of the executive's disability, then the performance units continue to be eligible to vest at the same time (i.e., as of the end of the performance period or upon a change in control) and under the same performance conditions as set forth in the applicable agreements, except that the number of units that are eligible to vest is equal to the original number of units subject to the award multiplied by a fraction, (i) the

Proxy Statement

numerator of which is equal to the number of whole months elapsed between the applicable grant date and the date of the executive's termination, and (ii) the denominator of which is equal to the number of months in the applicable performance period. The performance unit values set forth above relating to termination without cause or for good reason apart from a change in control or by reason of death or disability are based on the grant date fair values of the performance units, as determined in accordance with ASC Topic 718. If the executive's employment is terminated without cause or for good reason in connection with a change in control, all of the performance units are eligible to vest on the earlier of the end of the performance period or the date of the change in control, and the values set forth above assume the executive's termination occurs simultaneously with the change in control (effective December 31, 2012).

(5) If the executive's employment is terminated without cause or for good reason, this figure represents the amount needed to pay for health benefits for the executive and his eligible family members for 18 months following the executive's termination of employment at the same level as in effect immediately preceding such termination. If the executive's employment is terminated by reason of the executive's death or disability, this figure represents the amount needed to pay for health benefits for the executive and/or his eligible family members for 12 months following the executive's termination of employment at the same level as in effect immediately preceding such termination.

(6) Represents the amount needed to pay, in a single lump sum, for premiums for long-term disability and life insurance for 12 months at the levels in effect for each executive officer as of December 31, 2012.

Equity Compensation Plan Information

The following table sets forth certain equity compensation plan information for BioMed Realty as of December 31, 2012.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	1,246,582(1)
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	1,246,582

(1) Assumes issuance of 204,444 shares based on "target" performance of performance units outstanding at December 31, 2012.

Audit Committee Report

The audit committee of the board of directors of BioMed Realty Trust, Inc., a Maryland corporation, oversees BioMed Realty's financial accounting and reporting processes and the audits of the financial statements of BioMed Realty. All committee members satisfy the definition of independent director set forth in the listing standards of the New York Stock Exchange. The board of directors has adopted a written charter for the audit committee, a copy of which is available on BioMed Realty's website at www.biomedrealty.com.

In fulfilling its oversight responsibilities, the committee reviewed and discussed with management the audited financial statements in the Annual Report on Form 10-K, including a discussion of the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

BioMed Realty's independent registered public accounting firm, KPMG LLP, is responsible for expressing an opinion on the conformity of its audited financial statements with U.S. generally accepted accounting principles. KPMG LLP met with the committee and expressed its judgment as to the quality, not just the acceptability, of BioMed Realty's accounting principles and discussed with the committee other matters as required under the standards of the Public Company Accounting Oversight Board (United States), including those matters required under Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended, as adopted by the Public Company Accounting Oversight Board (United States) in Rule 3200T. In addition, KPMG LLP discussed the auditors' independence from BioMed Realty and from BioMed Realty's management and delivered to the audit committee the written disclosures and the letter satisfying the applicable requirements of the Public Company Accounting Oversight Board regarding the auditors' communications with the audit committee concerning independence.

The committee discussed with BioMed Realty's independent registered public accounting firm the overall scope and plan of its audit. The committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of its examinations, its evaluations of internal controls and the overall quality of financial reporting.

In reliance on the reviews and discussions referred to above, the committee has recommended that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the U.S. Securities and Exchange Commission.

This report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

The foregoing report has been furnished by the audit committee.

Theodore D. Roth, Chair
Barbara R. Cambon
M. Faye Wilson

Date of report: February 4, 2013

RELATED PARTY TRANSACTIONS

We have adopted a written policy regarding the review, approval and ratification of any related party transaction. Under this policy, our audit committee will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm's-length dealings with an unrelated third party and the extent of the related party's interest in the transaction, and either approve or disapprove the related party transaction. Any related party transaction shall be consummated and shall continue only if the audit committee has approved or ratified the transaction in accordance with the guidelines set forth in the policy. For purposes of our policy, a "Related Party Transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) requiring disclosure under Item 404(a) of Regulation S-K promulgated by the Securities and Exchange Commission, or any successor provision, as then in effect, except that the $120,000 threshold stated therein shall be deemed to be $60,000.

Formation Transactions and Contribution of Properties

BioMed Realty Trust, Inc. was formed as a Maryland corporation on April 30, 2004. We also formed our operating partnership, BioMed Realty, L.P., as a Maryland limited partnership on April 30, 2004. In connection with our initial public offering in August 2004, we acquired interests in six properties through our operating partnership that were previously owned by limited partnerships and a limited liability company in which Messrs. Gold, Kreitzer and McDevitt, entities affiliated with them, and private investors and tenants who are not affiliated with them owned interests.

Contribution Agreements

We received the interests in the properties contributed by our executive officers and their affiliates under contribution agreements with the individuals or entities that held those interests. Under the contribution agreements we agreed that if our operating partnership directly or indirectly sells, exchanges or otherwise disposes of (whether by way of merger, sale of assets or otherwise) in a taxable transaction any interest in the properties contributed by our executive officers and their affiliates before the tenth anniversary of the completion of our initial public offering, then our operating partnership will indemnify each contributor for all direct and indirect adverse tax consequences. The calculation of damages will not be based on the time value of money or the time remaining within the indemnification period. These tax indemnities do not apply to the disposition of a restricted property under certain circumstances.

We have also agreed for a period of ten years following the date of our initial public offering to use reasonable best efforts consistent with our fiduciary duties to maintain at least $8.0 million of debt, some of which must be property specific, to enable the contributors of these properties to guarantee such debt in order to defer any taxable gain they may incur if our operating partnership repays existing debt.

Redemption or Exchange of the Limited Partnership Units in our Operating Partnership

As of October 1, 2005, limited partners of our operating partnership, including Messrs. Gold and Kreitzer, have the right to require our operating partnership to redeem all or a part of their units for cash, based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock in exchange for such units, subject to certain ownership limits set forth in our charter. As of March 15, 2013, the limited partners of our operating partnership held units exchangeable for an aggregate of 2,579,788 shares of our common stock, assuming the exchange of units into shares of our common stock on a one-for-one basis.

Other Benefits to Related Parties

We have entered into a registration rights agreement with the limited partners in our operating partnership to provide registration rights to holders of common stock to be issued upon redemption of their units. Pursuant to the registration rights agreement, we have filed and caused to become effective a registration statement on Form S-3 for the registration of the common stock to be issued upon redemption of the units.

GENERAL

Independent Registered Public Accounting Firm

Audit and Non-Audit Fees. The aggregate fees billed to us by KPMG LLP, our independent registered public accounting firm, for the indicated services for the years ended December 31, 2012 and 2011 were as follows:

	2012	2011
Audit Fees(1)	$1,238,000	$1,018,000
Audit Related Fees(2)	42,000	77,000
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$1,280,000	$1,095,000

(1) Audit Fees consist of fees for professional services performed by KPMG LLP for the audit of our annual financial statements and review of financial statements included in our Form 10-Q filings, services in connection with securities offerings and the filing of our and our operating partnership's registration statements on Form S-3, and services that are normally provided in connection with statutory and regulatory filings or engagements. Audit Fees also include fees for professional services rendered for the audits of the effectiveness of internal control over financial reporting.

(2) Audit related fees consist of fees for professional services performed by KPMG LLP for the audit of joint venture financial statements.

(3) KPMG LLP did not provide any professional services related to tax compliance, tax advice and tax planning for the years ended December 31, 2012 and 2011. Certain other tax fees not included in the table were paid to Ernst & Young LLP and PricewaterhouseCoopers LLP, neither of which is our independent registered public accounting firm.

Audit Committee Policy Regarding Pre-Approval of Audit and Permissible Non-Audit Services of Our Independent Registered Public Accounting Firm

Our audit committee has established a policy that requires that all audit and permissible non-audit services provided by our independent registered public accounting firm will be pre-approved by the audit committee or a designated audit committee member. These services may include audit services, audit-related services, tax services and other services. All permissible non-audit services provided by our independent registered public accounting firm have been pre-approved by the audit committee or a designated audit committee member. Our audit committee has considered whether the provision of non-audit services is compatible with maintaining the accountants' independence and determined that it is consistent with such independence.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, directors, officers and beneficial owners of 10% or more of our common stock, or reporting persons, are required to report to the Securities and Exchange Commission on a timely basis the initiation of their status as a reporting person and any changes with respect to their beneficial ownership of our common stock. Based solely on our review of such forms received by us and the written representations of the reporting persons, we believe that no reporting persons known to us were delinquent with respect to their reporting obligations as set forth in Section 16(a) of the Exchange Act during 2012.

Proxy Statement

Stockholder Proposals

Proposals of stockholders intended to be presented at our annual meeting of stockholders to be held in 2014 must be received by us no later than December 19, 2013, in order to be included in our proxy statement and form of proxy relating to that meeting. Such proposals must comply with the requirements established by the Securities and Exchange Commission for such proposals and the requirements contained in our bylaws in order to be included in the proxy statement. A stockholder who wishes to make a nomination or proposal at the 2014 annual meeting without including the proposal in our proxy statement and form of proxy relating to that meeting must, in accordance with our current bylaws, notify us between November 19, 2013 and 5:00 p.m., Pacific Time, on December 19, 2013. If the stockholder fails to give timely notice as required by our current bylaws, the nominee or proposal will be excluded from consideration at the meeting. In addition, our current bylaws include other requirements for nomination of candidates for director and proposals of other business with which a stockholder must comply to make a nomination or business proposal.

Annual Report

We sent a Notice of Internet Availability and provided access to our annual report over the Internet to stockholders of record on or about April 18, 2013. The annual report does not constitute, and should not be considered, a part of this proxy solicitation material.

If any person who was a beneficial owner of our common stock on the record date for the annual meeting of stockholders desires additional information, a copy of our Annual Report on Form 10-K will be furnished without charge upon receipt of a written request identifying the person so requesting a report as a stockholder of BioMed Realty at such date. Requests should be directed to BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128, Attention: Secretary.

Stockholders Sharing the Same Address

The rules promulgated by the Securities and Exchange Commission permit companies, brokers, banks or other intermediaries to deliver a single copy of a proxy statement, annual report and Notice of Internet Availability to households at which two or more stockholders reside. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. Stockholders sharing an address who have been previously notified by their broker, bank or other intermediary and have consented to householding will receive only one copy of our proxy statement, annual report and Notice of Internet Availability. If you would like to opt out of this practice for future mailings and receive separate proxy statements, annual reports and Notices of Internet Availability for each stockholder sharing the same address, please contact your broker, bank or other intermediary. You may also obtain a separate proxy statement, annual report or Notice of Internet Availability without charge by sending a written request to BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128, Attention: Secretary, or by telephone at (858) 485-9840. We will promptly send additional copies of the proxy statement, annual report or Notice of Internet Availability upon receipt of such request. Stockholders sharing an address that are receiving multiple copies of the proxy statement, annual report or Notice of Internet Availability can request delivery of a single copy of the proxy statement, annual report or Notice of Internet Availability by contacting their broker, bank or other intermediary or sending a written request to BioMed Realty Trust, Inc. at the address above.

Other Matters

Our board of directors does not know of any matter to be presented at the annual meeting which is not listed on the notice of annual meeting and discussed above. If other matters should properly come before the meeting, however, the persons named in the accompanying proxy will vote all proxies in their discretion.

BENEFICIAL STOCKHOLDERS ARE URGED TO AUTHORIZE A PROXY BY INTERNET OR TELEPHONE AS SOON AS POSSIBLE. ALL STOCKHOLDERS WHO RECEIVED PROXY MATERIALS BY MAIL ARE URGED TO COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE.

By Order of the Board of Directors

Jonathan P. Klassen
Secretary

Dated: April 18, 2013

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APPENDIX A

2013 AMENDMENT AND RESTATEMENT OF THE BIOMED REALTY TRUST, INC. BIOMED REALTY, L.P. 2004 INCENTIVE AWARD PLAN

ARTICLE 1

PURPOSE

The purpose of the BioMed Realty Trust, Inc. and BioMed Realty, L.P. 2004 Incentive Award Plan (the "Plan") is to promote the success and enhance the value of BioMed Realty Trust, Inc., a Maryland corporation (the "Company"), and BioMed Realty, L.P., a Maryland limited partnership (the "Partnership"), by linking the personal interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for performance to generate returns to Company stockholders. The Plan is further intended to provide flexibility to the Company and the Partnership in their ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's and the Partnership's operation is largely dependent.

ARTICLE 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 "Administrator" means the Board or a committee of the Board as described in Article 12.

2.2 "Applicable Accounting Standards" shall mean Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company's financial statements under United States federal securities laws from time to time.

2.3 "Award" means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Dividend Equivalents award, a Stock Payment award, a Restricted Stock Unit award, an Other Stock-Based Award, a Performance Bonus Award, or a Performance-Based Award granted to a Participant pursuant to the Plan.

2.4 "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award.

2.5 "Board" means the Board of Directors of the Company.

2.6 "Change in Control" means and includes each of the following:

(a) the acquisition, directly or indirectly, by any "person" or "group" (as those terms are defined in Sections 3(a)(9), 13(d), and 14(d) of the Exchange Act and the rules thereunder) of "beneficial ownership" (as determined pursuant to Rule 13d-3 under the Exchange Act) of securities entitled to vote generally in the election of directors ("voting securities") of the Company that represent 20% or more of the combined voting power of the Company's then outstanding voting securities, other than

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(i) an acquisition by a trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by the Company or any person controlled by the Company or by any employee benefit plan (or related trust) sponsored or maintained by the Company or any person controlled by the Company, or

(ii) an acquisition of voting securities by the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of the stock of the Company, or

(iii) an acquisition of voting securities pursuant to a transaction described in subsection (c) below that would not be a Change in Control under subsection (c).

Notwithstanding the foregoing, neither of the following events shall constitute an "acquisition" by any person or group for purposes of this subsection (a): (1) a change in the voting power of the Company's voting securities based on the relative trading values of the Company's then outstanding securities as determined pursuant to the Company's Articles of Incorporation, or (2) an acquisition of the Company's securities by the Company which causes the Company's voting securities beneficially owned by a person or group to represent 20% or more of the combined voting power of the Company's then outstanding voting securities;

(b) individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose appointment, election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(c) the consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of a merger, consolidation, reorganization, or business combination, a sale or other disposition of all or substantially all of the Company's assets, or the acquisition of assets or stock of another entity, in each case, other than a transaction

(i) which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least 50% of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii) after which more than 50% of the members of the board of directors of the Successor Entity are members of the Incumbent Board at the time of the Board's approval of the agreement providing for the transaction or other action of the Board approving the transaction, and

(iii) after which no person or group beneficially owns voting securities representing 20% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this paragraph (iii) as beneficially owning 20% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d) the Company's stockholders approve a liquidation or dissolution of the Company.

For purposes of subsection (a) above, the calculation of voting power shall be made as if the date of the acquisition were a record date for a vote of the Company's stockholders, and for purposes of subsection (c) above, the calculation of voting power shall be made as if the date of the consummation of the transaction were a record date for a vote of the Company's stockholders.

The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto.

2.7 "Code" means the Internal Revenue Code of 1986, as amended from time to time.

2.8 "Committee" means the committee of the Board described in Article 12.

2.9 "Company Consultant" means any consultant or adviser if:

(a) The consultant or adviser renders bona fide services to the Company or any Company Subsidiary;

(b) The services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and

(c) The consultant or adviser is a natural person who has contracted directly with the Company or any Company Subsidiary to render such services.

2.10 "Company Employee" means any employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any entity which is then a Company Subsidiary.

2.11 "Company Subsidiary" means (a) any "subsidiary corporation" of the Company as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder, (b) any other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company, or (c) any partnership or limited liability company of which 50% or more of the capital and profits interest is owned, directly or indirectly, by the Company or by one or more Company Subsidiaries or by the Company and one or more Company Subsidiaries; *provided, however,* that "Company Subsidiary" shall not include the Partnership or any Partnership Subsidiary.

2.12 "Consultant" means any Company Consultant or any Partnership Consultant.

2.13 "Covered Employee" means an Employee who is, or is likely to become, a "covered employee" within the meaning of Section 162(m)(3) of the Code.

2.14 "Disability" means a permanent and total disability within the meaning of Section 22(e)(3) of the Code, as it may be amended from time to time.

2.15 "Dividend Equivalents" means a right granted to a Participant pursuant to Article 8 to receive the equivalent value (in cash or Stock) of dividends paid on Stock.

2.16 "Effective Date" shall have the meaning set forth in Section 13.1.

2.17 "Eligible Individual" means any person who is a member of the Board, a Consultant or an Employee, as determined by the Administrator.

2.18 "Employee" means any Company Employee or Partnership Employee.

2.19 "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

2.20 "Fair Market Value" means, as of any date, the value of Stock determined as follows:

(a) If the Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Market or The Nasdaq Capital Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the date of determination (or the last trading date prior to the date of determination, if the Stock does not trade on the date of determination) as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(b) If the Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean of the closing bid and asked prices for the Stock on the date of determination (or the last trading date prior to the date of determination if the Stock does not trade on the date of determination) as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(c) In the absence of an established market for the Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

2.21 "Incentive Stock Option" means an Option that is intended to be an incentive stock option and meets the requirements of Section 422 of the Code or any successor provision thereto.

2.22 "Independent Director" means a member of the Board who is not a Company Employee or a Partnership Employee.

2.23 "Non-Employee Director" means a member of the Board who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by the Board.

2.24 "Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option.

2.25 "Option" means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.26 "Other Stock-Based Award" means an Award granted or denominated in Stock or units of Stock pursuant to Section 8.4 of the Plan or denominated in other equity interests, including, without limitation, equity interests of the Partnership, such as partnership profits interests, that are convertible or exchangeable into Stock.

2.27 "Participant" means any Eligible Individual who, as a member of the Board, a Consultant or an Employee, has been granted an Award pursuant to the Plan.

2.28 "Partnership Agreement" means the Agreement of Limited Partnership of BioMed Realty, L.P., dated as of April 30, 2004, as the same may be amended, modified or restated from time to time.

2.29 "Partnership Consultant" means any consultant or adviser if:

(a) The consultant or adviser renders bona fide services to the Partnership or any Partnership Subsidiary;

(b) The services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and

(c) The consultant or adviser is a natural person who has contracted directly with the Partnership or any Partnership Subsidiary to render such services.

2.30 "Partnership Employee" means any employee (as defined in accordance with Section 3401(c) of the Code) of the Partnership or any entity which is then a Partnership Subsidiary.

2.31 "Partnership Subsidiary" means (i) any entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Partnership, or (ii) any partnership or limited liability company of which 50% or more of the capital and profits interest is owned, directly or indirectly, by the Partnership or by one or more Partnership Subsidiaries or by the Partnership and one or more Partnership Subsidiaries.

2.32 "Performance-Based Award" means an Award granted to selected Covered Employees pursuant to Articles 6 and 8, but which is subject to the terms and conditions set forth in Article 9.

2.33 "Performance Bonus Award" has the meaning set forth in Section 8.5.

2.34 "Performance Criteria" means the criteria that the Administrator selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period.

(a) The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings (either before or after interest, taxes, depreciation and amortization), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), return on net assets, return on stockholders' equity, return on sales, gross or net profit margin, working capital, earnings per share, price per share of Stock, funds from operations, total stockholder return, leasing volume, new investments and leverage ratio, in each case as determined according to Applicable Accounting Standards or in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts in its March 1995 White Paper (as amended in November 1999 and April 2002, and as further amended from time to time), any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group or on a same-property basis. The Administrator shall, within the time prescribed by Section 162(m) of the Code, define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

(b) The Administrator may, in its sole discretion, provide that one or more objectively determinable adjustments shall be made to one or more of the Performance Goals. Such adjustments may include one or more of the following: (i) items related to a change in accounting principle; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under Applicable Accounting Standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the Performance Period; or (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; or (xiv) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions. For all Awards intended to qualify as Qualified Performance-Based Compensation, such determinations shall be made within the time prescribed by, and otherwise in compliance with, Section 162(m) of the Code.

2.35 "Performance Goals" means, for a Performance Period, the goals established in writing by the Administrator for the Performance Period based upon the Performance Criteria. Depending on the Performance

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Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary, division or other operational unit. The achievement of each Performance Goal shall be determined, to the extent applicable, with reference to Applicable Accounting Standards.

2.36 "Performance Period" means the one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance-Based Award.

2.37 "Plan" means this BioMed Realty Trust, Inc. and BioMed Realty, L.P. 2004 Incentive Award Plan, as it may be amended from time to time.

2.38 "Qualified Performance-Based Compensation" means any compensation that is intended to qualify as "qualified performance-based compensation" as described in Section 162(m)(4)(C) of the Code.

2.39 "REIT" means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

2.40 "Restatement Effective Date" shall have the meaning set forth in Section 13.1.

2.41 "Restricted Stock" means Stock awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.

2.42 "Restricted Stock Unit" means an Award granted pursuant to Section 8.3.

2.43 "Securities Act" shall mean the Securities Act of 1933, as amended from time to time.

2.44 "Stock" means the common stock of the Company, par value $0.01 per share, and such other securities of the Company that may be substituted for Stock pursuant to Article 11.

2.45 "Stock Appreciation Right" or "SAR" means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the SAR is exercised over the Fair Market Value of such number of shares of Stock on the date the SAR was granted as set forth in the applicable Award Agreement.

2.46 "Stock Payment" means (a) a payment in the form of shares of Stock, or (b) an option or other right to purchase shares of Stock, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Section 8.2.

2.47 "Subsidiary" means any Company Subsidiary or Partnership Subsidiary.

ARTICLE 3

SHARES SUBJECT TO THE PLAN

3.1 Number of Shares.

(a) Subject to Article 11 and Section 3.1(b), the aggregate number of shares of Stock which may be issued or transferred pursuant to Awards under the Plan shall be 10,740,000 shares. Other Stock-Based Awards which are denominated in Partnership units, shall count against the number of shares of Stock available for issuance under the Plan only to the extent that such Partnership unit is convertible into shares of Stock and on the same basis as the conversion ratio applicable to the Partnership Unit.

(b) To the extent that an Award terminates, expires, or lapses for any reason, or an Award is settled in cash without the delivery of shares of Stock to the Participant, then any shares of Stock subject to the Award shall again be available for the grant of an Award pursuant to the Plan. Additionally, any shares of Stock tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award shall again be available for the grant of an Award pursuant to the Plan. Any shares of Stock forfeited or repurchased by the Company under Section 6.3 shall again be available for Awards. To the extent permitted by applicable law or any exchange rule, shares of Stock issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company, the Partnership or any Subsidiary shall not be counted against shares of Stock available for grant pursuant to this Plan. Notwithstanding the foregoing, Other Stock-Based Awards covering units in the Partnership shall, to the extent such Partnership units are convertible into Stock, reduce the maximum aggregate number of shares of Stock that may be issued under this Plan, or to any one Participant pursuant to Section 3.3, on the same basis as such Partnership unit is convertible into Stock, i.e., each such unit shall be treated as an equivalent award of Stock. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the shares available for issuance under the Plan.

3.2 Stock Distributed. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock or Stock purchased on the open market.

3.3 Limitation on Number of Shares Subject to Awards. Notwithstanding any provision in the Plan to the contrary, and subject to Article 11, the maximum number of shares of Stock with respect to one or more Awards that may be granted to any one Participant during a rolling three-year period (measured retrospectively from the date of any grant) shall be 3,000,000. Notwithstanding the foregoing, in no event may a Non-Employee Director be granted Awards pursuant to the Plan with an aggregate value (with such value determined as of the date of grant under Applicable Accounting Standards) in excess of $500,000 during any fiscal year of the Company.

ARTICLE 4

ELIGIBILITY AND PARTICIPATION

4.1 Eligibility. Persons eligible to participate in this Plan include Employees, Consultants and all members of the Board, as determined by the Administrator.

4.2 Participation. Subject to the provisions of the Plan, the Administrator may, from time to time, select from among all Eligible Individuals those to whom Awards shall be granted and shall determine the nature and amount of each Award. No individual shall have any right to be granted an Award pursuant to this Plan.

ARTICLE 5

STOCK OPTIONS

5.1 General. The Administrator is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a) Exercise Price. The exercise price per share of Stock subject to an Option shall be determined by the Administrator and set forth in the Award Agreement; *provided* that the exercise price for any Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date the Option is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code).

(b) Time and Conditions of Exercise. The Administrator shall determine the time or times at which an Option may be exercised in whole or in part; *provided* that the term of any Option granted under the Plan shall not exceed ten years. The Administrator shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) Evidence of Grant. Each Option grant shall be evidenced by an Award Agreement that shall specify the exercise price for the Option, the term of the Option, the number of shares of Stock to which the Option pertains, and such other provisions as the Administrator shall determine. The Award Agreement shall also specify whether the Option is intended to be an Incentive Stock Option or a Non-Qualified Stock Option. Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.

5.2 Incentive Stock Options. Incentive Stock Options may be granted only to employees (as defined in accordance with Section 3401(c) of the Code) of the Company or a Company Subsidiary which constitutes a "subsidiary corporation" of the Company within Section 424(f) of the Code and any applicable regulations promulgated thereunder, and the terms of any Incentive Stock Options granted pursuant to the Plan must comply with the following additional provisions of this Section 5.2:

(a) Expiration of Option. Subject to Section 5.2(c), an Incentive Stock Option may not be exercised to any extent by anyone after the first to occur of the following events; *provided, however*, that the Administrator may, prior to the expiration of the Incentive Stock Option under the circumstances described in paragraphs (ii), (iii) or (iv) below, provide in writing that the Option will expire on a later date, but if the expiration date of an Incentive Stock Option is so extended, it will automatically become a Non-Qualified Stock Option:

(i) Ten years from the date it is granted, unless an earlier time is set in the Award Agreement.

(ii) Three months after termination of the Participant's employment for any reason other than the Participant's Disability or death.

(iii) One year after the termination of the Participant's employment on account of Disability or death.

(iv) One year after the Participant's death if the Participant dies while employed or during the three-month period described in paragraph (ii) or during the one-year period described in paragraph (iii) and before the Option otherwise expires.

Upon the Participant's Disability or death, any Incentive Stock Options exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Stock Option or dies intestate, by the person or persons entitled to receive the Incentive Stock Option pursuant to the applicable laws of descent and distribution.

(b) Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000.00 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(c) Ten Percent Owners. An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of Stock of the Company or any "subsidiary corporation" of the Company or "parent corporation" of the Company (each within the meaning of Section 424 of the Code) only if such Option is granted at an exercise price per share that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(d) Transfer Restriction. An Incentive Stock Option shall not be transferable by the Participant other than by will or by the laws of descent or distribution.

(e) Expiration of Incentive Stock Options. No Award of an Incentive Stock Option may be made pursuant to this Plan after the Expiration Date.

(f) Right to Exercise. During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

5.3 Substitution of Stock Appreciation Rights. The Administrator may provide in the Award Agreement evidencing the grant of an Option that the Administrator, in its sole discretion, shall have the right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option, subject to the provisions of Sections 7.3 and 14.1 hereof; *provided* that such Stock Appreciation Right shall be exercisable for the same number of shares of Stock for which such substituted Option would have been exercisable.

5.4 Paperless Exercise. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Options by a Participant may be permitted through the use of such an automated system.

5.5 Partial Exercise. An exercisable Option may be exercised in whole or in part. However, an Option shall not be exercisable with respect to fractional shares and the Administrator may require that, by the terms of the Option, a partial exercise must be with respect to a minimum number of shares.

5.6 Manner of Exercise. All or a portion of an exercisable Option shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a) A written notice complying with the applicable rules established by the Administrator stating that the Option, or a portion thereof, is exercised. The notice shall be signed by the Participant or other person then entitled to exercise the Option or such portion of the Option;

(b) Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act and any other federal, state or foreign securities laws or regulations. The Administrator may, in its sole discretion, also take whatever additional actions it deems appropriate to effect such compliance including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars;

(c) In the event that the Option shall be exercised pursuant to Section 10.5 or 10.6 by any person or persons other than the Participant, appropriate proof of the right of such person or persons to exercise the Option; and

(d) Full payment of the exercise price and applicable withholding taxes to the Secretary of the Company for the shares with respect to which the Option, or portion thereof, is exercised, in a manner permitted by Section 10.1 and 10.2.

ARTICLE 6

RESTRICTED STOCK AWARDS

6.1 Grant of Restricted Stock. The Administrator is authorized to make Awards of Restricted Stock to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator. All Awards of Restricted Stock shall be evidenced by a written Restricted Stock Award Agreement. The Administrator shall determine the mechanism for the transfer of the Restricted Stock and payment therefor in the case of Awards to Partnership Employees or Partnership Consultants, and any forfeiture or repurchase of such Restricted Stock pursuant to Section 6.3.

6.2 Issuance and Restrictions. Restricted Stock shall be subject to such repurchase restrictions, forfeiture restrictions, restrictions on transferability and other restrictions as the Administrator may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances or installments or otherwise as the Administrator determines at the time of the grant of the Award or thereafter. Alternatively, these restrictions may lapse pursuant to the satisfaction of one or more Performance Goals or other specific performance goals as the Administrator determines to be appropriate at the time of the grant of the Award or thereafter, in each case on a specified date or dates or over any period or periods determined by the Administrator.

6.3 Repurchase or Forfeiture. Except as otherwise determined by the Administrator at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited or subject to repurchase by the Company under such terms as the Administrator shall determine; *provided, however*, that the Administrator may (a) provide in any Restricted Stock Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

6.4 Certificates for Restricted Stock. Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Administrator shall determine. Certificates or book entries evidencing shares of Restricted Stock must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of any stock certificate until such time as all applicable restrictions lapse.

6.5 Automatic Grants to Independent Directors. During the term of the Plan:

(a) A person who is initially elected to the Board and who is an Independent Director at the time of such initial election automatically shall be granted such number of shares of Restricted Stock on the date of such initial election as is determined by dividing $80,000 by the Fair Market Value per share of the Company's Stock on the date of such grant (subject to adjustment as provided in Article 11).

(b) Each Independent Director shall be granted such number of shares of Restricted Stock on the date of each annual meeting of the Company's stockholders other than the annual meeting at which the Independent Director first receives an award of Restricted Stock pursuant to paragraph (a) above as is determined by dividing $80,000 by the Fair Market Value per share of the Company's Stock on the date of such grant (subject to adjustment as provided in Article 11).

(c) The purchase price per share of any awards of Restricted Stock pursuant to this Section 6.5 shall be the par value per share of the Stock. Unless otherwise determined by the Administrator, in the event of an Independent Director's termination of service as a Director for any reason, shares of Restricted Stock granted pursuant to this Section 6.5 that are at that time subject to restrictions shall be forfeited. Such forfeiture restriction shall lapse on the first anniversary of the date of issuance of such Restricted Stock, subject to an Independent Director's continued service as a Director on such date.

ARTICLE 7

STOCK APPRECIATION RIGHTS

7.1 Grant of Stock Appreciation Rights. A Stock Appreciation Right may be granted to any Eligible Individual selected by the Administrator. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Administrator shall impose and shall be evidenced by an Award Agreement (including, without limitation, in the case of Awards to Partnership Employees or Partnership Consultants, the mechanism for the transfer of rights under such Awards).

7.2 Value of Stock Appreciation Right. A Stock Appreciation Right shall entitle the Participant (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the Stock Appreciation Right from the Fair Market Value on the date of exercise of the Stock Appreciation Right by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised, subject to any limitations the Administrator may impose. Except as described in Section 7.3 below, the exercise price per share of Stock subject to each Stock Appreciation Right shall be set by the Administrator, but shall not be less than 100% of the Fair Market Value on the date the Stock Appreciation Right is granted

7.3 Stock Appreciation Right Vesting. The period during which the right to exercise, in whole or in part, a Stock Appreciation Right vests in the Participant shall be set by the Administrator and the Administrator may determine that a Stock Appreciation Right may not be exercised in whole or in part for a specified period after it is granted. Such vesting may be based on service with the Company or any Subsidiary, or any other criteria selected by the Administrator. At any time after grant of a Stock Appreciation Right, the Administrator may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the period during which a Stock Appreciation Right vests. No portion of a Stock Appreciation Right which is unexercisable at Termination of Service shall thereafter become exercisable, except as may be otherwise provided by the Administrator either in the Award Agreement or by action of the Administrator following the grant of the Stock Appreciation Right.

7.4 Manner of Exercise. All or a portion of an exercisable Stock Appreciation Right shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a) A written notice complying with the applicable rules established by the Administrator stating that the Stock Appreciation Right, or a portion thereof, is exercised. The notice shall be signed by the Participant or other person then entitled to exercise the Stock Appreciation Right or such portion of the Stock Appreciation Right;

(b) Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act and any other federal, state or foreign securities laws or regulations. The Administrator may, in its sole discretion, also take whatever additional actions it deems appropriate to effect such compliance; and

(c) In the event that the Stock Appreciation Right shall be exercised pursuant to this Section 7.4 by any person or persons other than the Participant, appropriate proof of the right of such person or persons to exercise the Stock Appreciation Right.

7.5 Payment. Payment of the amounts determined under Section 7.2 shall be in cash, shares of Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised), or a combination of both, as determined by the Administrator.

ARTICLE 8

OTHER TYPES OF AWARDS

8.1 Dividend Equivalents.

(a) Any Eligible Individual selected by the Administrator may be granted Dividend Equivalents based on the dividends on the shares of Stock that are subject to any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Administrator. The Administrator shall specify the mechanism for the transfer of the Stock pursuant to a Dividend Equivalent Award in the case of Awards to Partnership Employees or Partnership Consultants.

(b) Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or any Award which vests based on satisfaction of performance criteria (whether or not such criteria satisfy the requirements of Performance Criteria or such Award is a Performance Based Award), unless and until such Award vests.

8.2 Stock Payments. Any Eligible Individual selected by the Administrator may receive Stock Payments in the manner determined from time to time by the Administrator; *provided*, that unless otherwise determined by the Administrator such Stock Payments shall be made in lieu of base salary, bonus, or other cash compensation otherwise payable to such Participant. The number of shares shall be determined by the Administrator and may be based upon the Performance Goals or other specific performance goals determined appropriate by the Administrator, determined on the date such Stock Payment is made or on any date thereafter, in each case on a specified date or dates or over any period or periods determined by the Administrator. The Administrator shall specify the mechanism for the transfer of the Stock pursuant to a Stock Payment Award and payment therefor, if applicable, in the case of Awards to Partnership Employees or Partnership Consultants.

8.3 Restricted Stock Units. The Administrator is authorized to make Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator. At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. Alternatively, Restricted Stock Units may become fully vested and nonforfeitable pursuant to the satisfaction of one or more Performance Goals or other specific performance goals as the Administrator determines to be appropriate at the time of the grant of the Restricted Stock Units or thereafter, in each case on a specified date or dates or over any period or periods determined by the Administrator. The Administrator shall specify, or permit the Participant to elect, the conditions and dates upon which the shares of Stock underlying the Restricted Stock Units which shall be issued, which dates shall not be earlier than the date as of which the Restricted Stock Units vest and become nonforfeitable and which conditions and dates shall be subject to compliance with Section 409A of the Code. On the distribution dates, the Company shall issue to the Participant one unrestricted, fully transferable share of Stock for each vested and nonforfeitable Restricted Stock Unit. The Administrator shall specify the purchase price, if any, to be paid by the Participant to the Company for such shares of Stock pursuant to Restricted Stock Unit Awards and the mechanism for the transfer of the Stock and payment therefor in the case of Awards to Partnership Employees or Partnership Consultants.

8.4 Other Stock-Based Awards. Any Eligible Individual selected by the Administrator may be granted one or more Awards that provide such Eligible Individual with shares of Stock or other equity interests or the right to purchase shares of Stock or other equity interests or that have a value derived from the value of, or an exercise or conversion privilege at a price related to, or that are otherwise payable in shares of Stock or other equity interests and which may be linked to any one or more of the Performance Goals or other specific performance goals determined appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. The Administrator shall specify the mechanism for the transfer of the Stock or other equity interests pursuant to Other Stock-Based Awards and payment therefor in the case of Awards to Partnership Employees or Partnership Consultants.

8.5 Performance Bonus Awards. Any Eligible Individual selected by the Administrator may be granted one or more Performance-Based Awards in the form of a cash bonus (a "Performance Bonus Award") payable upon the attainment of Performance Goals that are established by the Administrator and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Administrator. Any such Performance Bonus Award paid to a Covered Employee shall be based upon objectively determinable bonus formulas established in accordance with Article 9. The maximum amount of any Performance Bonus Award payable to a Covered Employee with respect to any fiscal year of the Company shall not exceed $5,000,000.

8.6 Term. Except as otherwise provided herein, the term of any Award of Dividend Equivalents, Stock Payments, Restricted Stock Units, Other Stock-Based Awards or Performance Bonus Awards shall be set by the Administrator in its discretion.

8.7 Exercise or Purchase Price. The Administrator may establish the exercise or purchase price, if any, of any Award of Stock Payments, Restricted Stock Units or Other Stock-Based Award; *provided, however*, that such price shall not be less than the par value of a share of Stock on the date of grant, unless otherwise permitted by applicable state law.

8.8 Award Agreement. All Awards under this Article 8 shall be subject to such additional terms and conditions as determined by the Administrator and shall be evidenced by a written Award Agreement.

ARTICLE 9

PERFORMANCE-BASED AWARDS

9.1 Purpose. The purpose of this Article 9 is to provide the Administrator the ability to qualify Awards other than Options and Stock Appreciation Rights and that are granted pursuant to Articles 6 and 8 as Qualified Performance-Based Compensation. If the Administrator, in its discretion, decides to grant a Performance-Based Award to a Covered Employee, the provisions of this Article 9 shall control over any contrary provision contained in Articles 6 or 8; *provided, however*, that the Administrator may in its discretion grant Awards to Covered Employees that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 9.

9.2 Applicability. This Article 9 shall apply only to those Covered Employees selected by the Administrator to receive Performance-Based Awards. The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

9.3 Procedures with Respect to Performance-Based Awards. To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Articles 6 and 8 which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Administrator shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Administrator shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned by a Covered Employee, the Administrator shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Administrator may deem relevant to the assessment of individual or corporate performance for the Performance Period.

9.4 Payment of Performance-Based Awards. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company, the Partnership or a Subsidiary on the day a Performance-Based Award for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved.

9.5 Additional Limitations. Notwithstanding any other provision of the Plan, any Award which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

ARTICLE 10

PROVISIONS APPLICABLE TO AWARDS

10.1 Payment. The Administrator shall determine the methods by which payments by any Participant with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash or check, (b) shares of Stock (including, in the case of payment of the exercise price of an Award, shares of Stock issuable pursuant to the exercise of the Award) or shares of Stock held for such period of time as may be required by the Administrator in order to avoid adverse accounting consequences, in each case, having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a notice that the Participant has placed a market sell order with a broker with respect to shares of Stock then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required, *provided,* that payment of such proceeds is then made to the Company upon settlement of such sale, or (d) other form of legal consideration acceptable to the Administrator. The Administrator shall also determine the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

10.2 Tax Withholding. The Company, the Partnership or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's FICA or employment tax obligation) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of the Plan. The Administrator may in its sole discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold shares of Stock otherwise issuable under an Award (or allow the surrender of shares of Stock). The number of shares of Stock which may be so withheld or surrendered shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income. The Administrator shall determine the fair market value of the Stock, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.

10.3 Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the discretion of the Administrator, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

10.4 Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

10.5 Limits on Transfer. No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company, the Partnership or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company, the Partnership or a Subsidiary. Except as otherwise provided by the Administrator, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution. The Administrator by express provision in the Award or an amendment thereto may permit an Award (other than an Incentive Stock Option) to be transferred to, exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant's family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant's family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Administrator, pursuant to such conditions and procedures as the Administrator may establish. Any permitted transfer shall be subject to the condition that the Administrator receive evidence satisfactory to it that the transfer is being made for estate and/ or tax planning purposes (or to a "blind trust" in connection with the Participant's termination of employment or service with the Company, the Partnership or a Subsidiary to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company's lawful issue of securities.

10.6 Beneficiaries. Notwithstanding Section 10.5, a Participant may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Administrator.

10.7 Stock Certificates. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Administrator may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that a Participant make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

10.8 Transfer of Shares to a Partnership Employee, Partnership Consultant or Partnership Director. As soon as practicable after the Company issues shares of Stock with respect to which an Award (which was issued to and is held by a Partnership Employee, Partnership Consultant or Partnership Director in such capacity), then, with respect to each such Award:

(a) The Company shall sell to the Partnership the number of shares equal to the number of shares deliverable with respect to such Award. The price to be paid by the Partnership to the Company for such shares shall be an amount equal to the product of (x) the number of shares multiplied by (y) the Fair Market Value of a share of Stock at the time of exercise or delivery less the amount paid by the Participant for such shares, if anything, pursuant to Section 10.1; and

(b) The Company shall contribute to the Partnership an amount of cash equal to the sum of the amount paid by the Participant, if any, for such shares of Stock, and the amount paid by the Partnership under Section 10.8(a) and the Partnership shall issue an additional interest in the Partnership on the terms set forth in the Partnership Agreement.

10.9 Allocation of Payment. Notwithstanding the foregoing, to the extent that a Participant provides services to more than one of the Company, the Partnership, or any Subsidiary, the Company may, in its discretion, allocate the payment or issuance of shares of Stock with respect to any Awards exercised by or otherwise delivered to such Participant or (and the services performed by the Participant) among such entities for purposes of the provisions of Section 10.8 in order to ensure that the relationship between the Company and the Partnership or such Subsidiary remains at arms-length.

10.10 Section 409A. To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Restatement Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Restatement Effective Date the Administrator determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Restatement Effective Date), the Administrator may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

10.11 Forfeiture and Claw-Back Provisions. Pursuant to its general authority to determine the terms and conditions applicable to Awards under the Plan, the Administrator shall have the right to provide, in an Award Agreement or otherwise, or to require a Participant to agree by separate written or electronic instrument, that all Awards (including any proceeds, gains or other economic benefit actually or constructively received by the Participant upon any receipt or exercise of any Award or upon the receipt or resale of any shares of Stock underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with the requirements of applicable law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, to the extent set forth in such claw-back policy and/or in the applicable Award Agreement.

ARTICLE 11

CHANGES IN CAPITAL STRUCTURE

11.1 Adjustments.

(a) In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of Company assets to stockholders (other than normal cash dividends), or any other corporate event affecting the Stock or other equity interests or the share price of the Stock, the Administrator shall make such proportionate adjustments, if any, as the Administrator in its discretion may deem appropriate to reflect such change with respect to (i) the aggregate number and type of shares or units that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1, 3.3 and 6.5); (ii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iii) the grant or exercise price per share or other unit for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code.

(b) In the event of any transaction or event described in Section 11.1(a) or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate (including without limitation any Change in Control), or of changes in applicable laws, regulations or accounting principles, and whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles, the Administrator, in its sole discretion and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions:

(i) To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 11.1(b) the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion;

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock or other equity interests of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares or other equity interests and prices;

(iii) To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares or other equity interests covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v) To provide that the Award cannot vest, be exercised or become payable after such event.

11.2 Acceleration Upon a Change in Control. Notwithstanding Section 11.1, and except as may otherwise be provided in any applicable Award Agreement, if a Change in Control occurs and a Participant's Awards are not continued, converted, assumed, or replaced by (a) the Company or a parent or Subsidiary of the Company, or (b) a successor or a parent or subsidiary of such successor, such Awards shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse. Upon, or in anticipation of, a Change in Control, the Administrator may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and shall give each Participant the right to exercise such Awards during a period of time as the Administrator, in its sole and absolute discretion, shall determine.

11.3 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

ARTICLE 12

ADMINISTRATION

12.1 Administrator. The "Administrator" of the Plan shall be the Committee, which shall consist solely of two or more members of the Board each of whom is both an "outside director," within the meaning of Section 162(m) of the Code, and a Non-Employee Director. Notwithstanding the foregoing: (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors and for purposes of such Awards the term "Administrator" as used in this Plan shall be deemed to refer to the Board and (b) the Committee may delegate its authority hereunder to the extent permitted by Section 12.5. Appointment of Committee members shall be effective upon acceptance of appointment. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may only be filled by the Board.

12.2 Action by the Administrator. A majority of the Administrator shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and, subject to applicable law, acts approved in writing by a majority of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

12.3 Authority of Administrator. Subject to any specific designation in the Plan, the Administrator has the exclusive power, authority and discretion to:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines; *provided, however*, that the Administrator shall not have the authority to accelerate the vesting or waive the forfeiture of any Performance-Based Awards;

(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

12.4 Decisions Binding. The Administrator's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

12.5 Delegation of Authority. To the extent permitted by applicable law, the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than (a) senior executives of the Company who are subject to Section 16 of the Exchange Act, (b) Covered Employees, or (c) officers of the Company (or members of the Board) to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation, and the Committee may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 12.5 shall serve in such capacity at the pleasure of the Committee.

ARTICLE 13

EFFECTIVE AND EXPIRATION DATE

13.1 Effective Date. The Plan was originally effective as of August 3, 2004 (the "Effective Date"). This amended and restated Plan shall be effective on the date it is approved by a majority of the Company's stockholders at a duly held meeting in 2013 (the "Restatement Effective Date").

13.2 Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan on or after, the tenth anniversary of the Restatement Effective Date (the "Expiration Date"). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan and the applicable Award Agreement. Each Award Agreement shall provide that it will expire on the tenth anniversary of the date of grant of the Award to which it relates.

ARTICLE 14

AMENDMENT, MODIFICATION, AND TERMINATION

14.1 Amendment, Modification, And Termination. The Board or the Committee may terminate, amend or modify the Plan; *provided, however*, that (a) to the extent necessary to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) stockholder approval is required for any amendment to the Plan that increases the number of shares available under the Plan (other than any adjustment as provided by Article 11). Except in connection with a transaction specified in Section 11.1 (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or Stock Appreciation Rights or cancel, exchange, substitute, buyout or surrender outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Options or Stock Appreciation Rights without stockholder approval.

14.2 Awards Previously Granted. No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 15

GENERAL PROVISIONS

15.1 No Rights to Awards. No Participant, employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Administrator is obligated to treat Participants, employees, and other persons uniformly.

15.2 No Stockholders Rights. No Award gives the Participant any of the rights of a stockholder of the Company unless and until shares of Stock are in fact issued to such person in connection with such Award.

15.3 No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company, the Partnership or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company, the Partnership or any Subsidiary.

15.4 Unfunded Status of Awards. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

15.5 Indemnification. To the extent allowable pursuant to applicable law, the Administrator (and each member thereof) shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; *provided* he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Articles of Incorporation or Bylaws, each as amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

15.6 Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company, the Partnership or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

15.7 Expenses. The expenses of administering the Plan shall be borne by the Company, the Partnership and their Subsidiaries.

15.8 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.9 Fractional Shares. No fractional shares of Stock shall be issued and the Administrator shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

15.10 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

15.11 Government and Other Regulations. The obligation of the Company to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act, any of the shares of Stock paid pursuant to the Plan. If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

15.12 Restrictions on Awards. This Plan shall be interpreted and construed in a manner consistent with the Company's status as a REIT. No Award shall be granted or awarded, and with respect to an Award already granted under the Plan, such Award shall not be exercisable:

(a) to the extent such Award or exercise could cause the Participant to be in violation of the Ownership Limit (as defined in the Company's Articles of Incorporation, as amended from time to time); or

(b) if, in the discretion of the Administrator, such Award or exercise could impair the Company's status as a REIT.

15.13 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Maryland without regard to the conflicts of law principles thereof.

15.14 Conflicts with Company's Articles of Incorporation. Notwithstanding any other provision of the Plan, no Participant shall acquire or have any right to acquire any Stock, and shall not have any other rights under the Plan, which are prohibited under the Company's Articles of Incorporation, as amended from time to time.

15.15 Grant of Awards to Certain Employees or Consultants. The Company and the Partnership or any Subsidiary may provide through the establishment of a formal written policy or otherwise for the method by which shares of Stock and/or payment therefore may be exchanged or contributed between the Company and such other party, or may be returned to the Company upon any forfeiture or repurchase of Stock by the Participant, for the purpose of ensuring that the relationship between the Company and the Partnership or such Subsidiary remains at arm's length.


BioMed Realty
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LETTER FROM THE CEO, PRESIDENT AND CFO

April 2013

Re: 2012 Annual Report

Dear Stockholders:

For BioMed Realty, 2012 was another year of breakthrough performance. With our exclusive focus on the dynamic life science industry, we once again delivered record results by serving a growing roster of world-class tenants with our best in class team of professionals and real estate portfolio.

Innovation in the life science community continues at a rapid pace, as evidenced by the acceleration of drug approvals from the U.S. Food and Drug Administration in recent years. In 2012 alone, the FDA approved 39 new drugs, the highest level in 16 years. This promising trend benefited a number of BioMed Realty tenants, including pharmaceutical industry leaders Ironwood Pharmaceuticals, Vertex Pharmaceuticals, Arena Pharmaceuticals and others.

Not surprisingly, the capital flows into life science companies are following scientific innovation as the influx of capital into the industry exceeded $82 billion last year, up 18% over 2011, and extending a four-year trend of increasing capital flows, which have now more than doubled since 2008. Strong results in scientific innovation continued to attract capital investment, which in turn fueled demand for state-of-the-art life science real estate by key participants in the industry, including Regeneron Pharmaceuticals, Idenix Pharmaceuticals and Omeros Corporation, each of which extended or expanded their leases with us in 2012.

With this backdrop, we continued leveraging our deep industry expertise and strong relationships to deliver our strongest leasing performance to date. In the aggregate, last year we executed 97 leasing transactions representing approximately 1.8 million square feet. This included new leases totaling 1.1 million square feet, driving year-over-year net absorption in our same property portfolio of 570 basis points and increasing the total operating portfolio weighted-average leased percentage by 490 basis points to 92% at year-end. Including leasing activity in the fourth quarter of 2011, we executed approximately 2.1 million square feet of gross leasing transactions, a full 172% of our previously announced five-quarter goal for the period ended December 31, 2012.

Fueled by our sustained leasing success, total and rental revenues in 2012, once again, reached new records for the ninth year running. We increased total revenues 18.3% to $518.2 million, up from from $438.2 million in 2011, and rental revenues 19.2% to $392.6 million, up from $329.5 million in 2011.


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This top-line success, in turn, drove impressive bottom-line increases with core funds from operations (CFFO) per diluted share of $1.31, a 9.2% increase over 2011, and adjusted funds from operations (AFFO) per diluted share of $1.29, or 12.2% above the previous year.

As a result of this strong performance, we were able to raise our quarterly common stock dividend twice up to $0.235 per share in the fourth quarter of 2012, a 17.5% increase over the quarterly dividend declared for the fourth quarter of 2011. For the full year 2012, we declared dividends totaling $0.88 per common share, representing a 10.0% increase over common stock dividends declared in 2011, resulting in an AFFO payout ratio during 2012 of 68.2%.

On top of our leasing success, we identified and executed on acquisitions representing $436 million of attractive new investments by leveraging our strong platform, our industry expertise and our valuable relationships. We grew the company's gross assets year-over-year by 11.4% to $5.4 billion at year-end, adding six high-quality life science assets with approximately 1.0 million rentable square feet that were 93.3% leased at acquisition.

At the same time, we strengthened our balance sheet, managing our capital structure to best capture the next opportunity. Debt as a percentage of total gross assets at year-end was approximately at our target of 40%, while we reduced debt to adjusted EBITDA to 6.1 times and secured debt as a percentage of total gross assets to 10.5%.

We also continued to demonstrate the flexibility in our capital stack and our ability to access capital from a wide variety of sources, including the issuance of $250 million in ten-year senior unsecured notes yielding 4.358% to maturity. Also in 2012, we closed on a $400 million five-year term loan at LIBOR plus 165 basis points, opportunistically converting a portion of the term loan to pounds sterling to hedge our foreign currency exposure and entering into swaps to effectively fix the interest rate on a large majority of the term loan for the remaining term.

We ended with $632 million of capacity and $118 million outstanding on our unsecured line of credit, providing us an excellent liquidity position to execute on our plans for growth. It is important to note that we have supported our strong credit profile by increasing cash flows and enhancing the quality of those cash flows as well. The proportion of our rents coming from our top ten tenants continues to tick down, while those tenants with institutional credit – that is, those companies that are investment-grade rated or research institutions – continues to increase from 29% of our annualized base rents at the end of 2011 to 38% at year-end 2012.


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Looking forward, our focus remains maximizing the value of our operating portfolio through continued execution and leasing while selectively pursuing new acquisition and development opportunities that create tangible value at the asset and corporate level. You can expect us to continue to capitalize on the growth of our tenants, build on the strength and resilience of the life science industry, and make new investments opportunistically and prudently. Most of all, we will continue leveraging the proven expertise of our BioMed Realty team to fulfill our mission of creating spaces that support tomorrow's innovations for our tenants while generating long-term value for our stockholders.

We also want to recognize our talented, dedicated and fully-integrated team of professionals who create and sustain the valuable relationships with our tenants, investors and business partners. BioMed Realty would not be the leading provider of real estate for the life science industry without their unrivaled expertise in leasing, development, asset management, property management, facility engineering, accounting, capital markets, law and finance.

In closing, we want to thank you, our stockholders, for your continued interest and support. Once again, our team has delivered truly extraordinary results – a testimony to our commitment to creating value from the ground up. We are excited about the opportunities in front of us, and we look forward to building on our success and momentum in the year ahead.

Sincerely,

Alan D. Gold	R. Kent Griffin, Jr.	Greg N. Lubushkin
Chairman and Chief Executive Officer	President and Chief Operating Officer	Chief Financial Officer


BioMed Realty
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TRUSTED EXPERTISE

With our singular focus on life science real estate, we have developed trusted expertise that benefits tenants and investors alike.

Niche expertise

We start with a deep understanding of the life science industry. Then with our proven business model, we meet the continuous demand for state-of-the-art facilities that distinguishes the life cycle of the industry we serve.

The need for innovation continues to grow, driven by an aging U.S. population, longer life expectancies and rising healthcare spending. That, in turn, attracts new capital to the dynamic life science industry, allowing tenants like ours to deliver ground-breaking treatments to patients around the globe.


Life Science Industry: Capital Raising
> $82 Billion in 2012 ($ in Billions)
$35.9
$59.4
$65.1
$69.8
$82.1
2010
2011
2012
Source: Burrill & Company

At BioMed Realty, we deliver optimal environments that support the world's most transformational research. Over the years we have invested more than $5 billion to build and acquire the highest-quality portfolio in the industry.

Today we own and operate more than 13 million rentable square feet of premier real estate, all strategically located in the core life science markets. From San Diego, California to Cambridge, Massachusetts – and Cambridge, England – we are focused on centers of excellence, each with immediate access to leading academic institutions, top-tier scientific talent and the capital to propel research forward.

Our core competencies

We have grown by assembling the strongest, most knowledgeable team in the industry, and our success stems from three key core competencies. First, we set ourselves apart through our fully integrated operating platform, with in-house capabilities in everything from facilities and property management to leasing and development, construction and finance.

In each market we have a dedicated team with specialized engineering and technical expertise. This high-touch approach keeps us in close contact with our tenants, ensuring that we meet their needs, while keeping us close to our properties to protect their long-term value. Meanwhile, our integrated leasing and development team works together to provide seamless service delivery to every tenant, every time.


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Next, we have demonstrated our investment acumen, with a history of disciplined acquisitions and developments designed to generate above-average risk-adjusted returns. Finally, we take a highly strategic approach to prudently managing our capital structure and our liquidity position. By bringing together these critical success factors, we create real, sustained value at the property level for the benefit of our stockholders.

VALUED RELATIONSHIPS

Our success is built on relationships and the success of our tenants, brokers and partners.

Putting tenants first

Every day, our people go above and beyond to strengthen our valued relationships with the life science industry. Our commitment is based on trust, flexibility and dedication. In short, we do what we say we're going to do.

As a result, we've built more than a business. We've built the industry. That means we're part of something bigger – helping to enable breakthroughs that make a difference in people's lives.

At BioMed Realty, relationships are central to our results. For each tenant, we apply our resources and skills, enabling them to focus on what they do best: critical research to develop tomorrow's innovations. And when our tenants succeed, we grow along with them.

We support a deep and varied roster of life science organizations, from early-stage companies to research institutions to A-rated pharmaceutical companies with thousands of employees worldwide. They continue to secure FDA approvals, driving continued demand for our state-of-the-art facilities down the line.

Expansion opportunities

Our relationships enable us to anticipate needs, offer strategic guidance and deliver optimal environments for our tenants, year in and year out. We delivered significant leasing success in 2012, meeting and exceeding our primary leasing objectives heading into 2012, including:

- At the recently redeveloped 201 Elliott Avenue property in Seattle, Washington, we leased 64,500 square feet to Omeros Corporation at the beginning of the year and then signed a lease expansion in the fourth quarter, bringing Omeros' occupancy to approximately 89,000 square feet. The property is now renamed The Omeros Building.
- At 650 East Kendall Street in the Kendall Square biotechnology super-cluster in Cambridge, Massachusetts, we leased 126,000 square feet to AVEO Pharmaceuticals, Inc., a cancer therapeutics company, which now serves as its headquarters and primary research facility.


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- At the Pacific Research Center campus in San Francisco's East Bay, we leased over 320,000 square feet of space, bringing our total leasing during the past two and a half years to over 700,000 square feet at the campus and occupancy to approximately 66% as of December 31, 2012.

In addition, we expanded and extended important existing relationships in 2012 with many of our tenants, including:

- Ironwood Pharmaceuticals, Inc., which signed a lease extension and phased expansion totaling 93,000 square feet at our 301 Binney Street facility in Cambridge, Massachusetts;
- Regeneron Pharmaceuticals, Inc., which leased an additional approximately 80,500 square feet of space at The Landmark at Eastview campus in Tarrytown, New York;
- Vertex Pharmaceuticals Incorporated, which signed a lease extension for approximately 81,200 square feet at our Torreyana Road property in the heart of the Torrey Pines submarket of San Diego, California; and
- Harvard University at the Center for Life Science | Boston, where we creatively expanded Harvard's footprint by converting retail space to laboratory use.

BREAKTHROUGH PERFORMANCE

At BioMed Realty, we see that trusted expertise and valued relationships build breakthrough performance year after year.

Another year of growth

By staying true to our proven business model, we once again delivered impressive results in 2012. It was a blockbuster year in terms of portfolio growth and leasing performance, which together enabled us to reward investors while positioning us for further growth.

Our tenants continued to bring their innovations to market, winning seven approvals from the U.S. Food and Drug Administration in 2012 alone. Their success is just one reason the life science industry is generating record revenues, and BioMed Realty continues to foresee robust demand well into the future.

FDA Approvals by Tenants in 2012

TENANT	DRUG APPROVED	DISEASE TREATMENT
Amylin Pharmaceuticals	BYDUREON™	Type 2 diabetes
Arena Pharmaceuticals	BELVIQ®	Weight control
Genentech (Roche)	ERIVEDGE™	Basal cell carcinoma
Genentech (Roche)	PERJETA™	Metastatic breast cancer
Ironwood Pharmaceuticals	LINZESS™	Irritable bowel syndrome
Sanofi (Genzyme)	AUBAGIO®	Multiple sclerosis
Vertex Pharmaceuticals	KALYDECO™	Cystic fibrosis

With a thriving tenant base and superior execution from our highly experienced team, we delivered exceptional leasing results. We executed 97 transactions totaling 1.8 million square feet, bringing the occupancy of our total operating portfolio to 92.1% as of December 31, 2012, up from 87.2% from the end of 2011. Overall, we achieved a remarkable net absorption of 570 basis points in our same property portfolio, exceeding expectations for the third year in a row.

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Including leasing activity in the fourth quarter of 2011, we executed approximately 2.1 million square feet of gross leasing transactions, representing approximately 172% of our five-quarter goal of 1.2 million square feet.

Driven by this consistently strong leasing success, we delivered increased occupancy, record revenues, and most importantly, healthy growth in bottom-line results and dividends. Full-year 2012 core funds from operations (CFFO) and adjusted funds from operations (AFFO) registered impressive increases with CFFO per diluted share of $1.31, 9.2% above 2011, and AFFO per diluted share of $1.29, 12% above last year. With our steady, consistent growth in cash flow, we raised our quarterly common stock dividend to $0.235 per share in the fourth quarter, a 9.3% increase from the third quarter 2012.


Performance Highlights at a Glance
> 2012 5-Quarter Leasing
172% of TARGET
5Q Target : 1,200,000 SF
5Q Actual : 2,063,000 SF
GROSS LEASING
181% of TARGET
5Q Target : 400,000 SF
5Q Actual : 724,000 SF
NET ABSORPTION
Note: Represents leasing and net absorption in the total operating portfolio for the five quarters 4Q11 through 4Q12.
> Total Operating Portfolio Weighted Average Leased %
89.8%
90.5%
92.1%
6/30/12
9/30/12
12/31/12
> Cumulative Net Absorption – Total Portfolio (Square Feet)
66,673
463,897
579,390
723,906
2Q 2012
3Q 2012
4Q 2012
> Total Revenues ($000)
2010
2011
2012
$239,014
$358,193
$383,629
$438,200
$518,167
> Financial Results
+9.2%
2011 : $1.20
2012 : $1.31
CORE FFO PER DILUTED SHARE
+12.2%
2011 : $1.15
2012 : $1.29
AFFO PER DILUTED SHARE
+10.0%
2011 : $0.80
2012 : $0.88
DIVIDEND

New investment opportunities

Last year we grew by leveraging our strong platform, our industry expertise and our valued relationships – all of which allowed us to identify and execute on $436 million of attractive new investment opportunities. As a result we continue to create optimal environments that foster life science success, while rewarding our stockholders in the process.



BioMed Realty

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It was another year of growth for BioMed Realty. We made our first foray into international expansion with the acquisition of the Granta Park campus just outside Cambridge, England. We leveraged our strong capital position to acquire this fully-leased property, taking advantage of a compelling investment window created by the dislocation in the capital markets in Europe. Granta Park's premier tenant roster includes a wide array of global pharmaceutical and biotechnology organizations. With this single investment, BioMed Realty expanded its current tenant relationships with MedImmune (and parent company AstraZeneca) and Pfizer, and initiated new tenant relationships with Gilead Sciences, Pharmaceutical Product Development, UCB and Vernalis.

We also moved opportunistically into construction finance, acquiring a $255 million participating interest in a $355 million construction loan secured by a first priority position on the 1.1 million square foot Fan Pier development in the Seaport District of Boston, Massachusetts. The project is 95% leased to Vertex Pharmaceuticals, a valued long-time tenant in both Cambridge, Massachusetts and San Diego, California.

Investment Highlights

PROPERTY	INVESTMENT[1]	RENTABLE SF	NOTES
Cambridge Place Boston / Cambridge[2]	$119,000	286,900	• 89% leased as of 12/31/12 • 89% leased currently
550 Broadway Street San Francisco	$28,000[3]	71,200	• 100% leased to Genentech • Exchanged for Forbes Boulevard property
6122–6126 Nancy Ridge Dr. San Diego	$20,000	68,000	• 100% leased to Arena Pharmaceuticals
Summers Ridge San Diego[4]	$47,184	—	• Entered into long-term ground lease with Shire Regenerative Medicine for the entire site (100%)
Granta Park Cambridge, UK	$196,044	472,200	• First international investment • 100% leased • 138,400 SF of development potential
9900/9901 Belward Drive Maryland	$26,170	106,500	• 92% leased

[1] Dollar amounts in thousands, excluding transaction costs
[2] Includes 210 Broadway, 50 Hampshire Street, and 60 Hampshire Street Properties
[3] Valued at $28 million in exchange for Forbes Blvd. property
[4] Consists of two adjacent development sites. Concurrent with the acquisition, the Company signed a 20-year ground lease with Shire Regenerative Medicine, a subsidiary of Shire plc.

Credit Metrics

CREDIT METRICS	DECEMBER 31, 2011	DECEMBER 31, 2012
Gross Assets	$4.9 billion	$5.4 billion
Debt / Total Gross Assets	34.5%	39.9%
Debt / Adjusted EBITDA	5.8x	6.1x
Fixed Charge Coverage Ratio	2.8x	3.0x
Unencumbered Rents	73.0%	79.3%
Secured Debt / Total Gross Assets	12.0%	10.5%
Capacity on Unsecured Line of Credit	$481 million	$632 million

In addition, we acquired two adjacent land parcels in the vibrant Sorrento Mesa life submarket of San Diego and executed a 20-year ground lease with Shire Regenerative Medicine, formerly Advanced BioHealing, for what promises to become one of the largest life science developments in recent memory. Like all of our major investments last year, this creative transaction demonstrates the depth of skills and expertise of our team to produce a very attractive risk-adjusted return opportunity for our stockholders.

2012 Annual Report to Stockholders

BioMed Realty
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A MESSAGE FROM GREG LUBUSHKIN, BIOMED REALTY'S CHIEF FINANCIAL OFFICER

At BioMed Realty, we bring together our trusted expertise and valuable relationships to deliver breakthrough performance. Year in and year out, we continue to prove the value of our business model, as well as our team's ability to execute it. And it all starts with one thing: doing what we say we're going to do.

In 2012 we delivered outstanding leasing performance and cash flow growth, while capturing new opportunities. It was a breakthrough year for BioMed Realty, and our results speak to the strength of our team and the operating platform that we have built over the years.

Our consistent, strong leasing momentum produced increasing occupancy, increasing NOI, and most importantly, increasing bottom-line results. That allowed us to deliver an annual 9% increase in core FFO per share and a 12% annual increase in AFFO per share in 2012. Our steady growth in cash flow enabled us to raise our quarterly common stock dividend by 10%, year over year.

At BioMed Realty, we deliver optimal environments that support the world's most transformational research. And when our tenants succeed, we grow along with them. Our five-quarter leasing volume totaled 2.1 million square feet, outperforming expectations for the third year in a row. Some of our most significant leases last year were extensions and expansions with existing tenants including Harvard, Ironwood Pharmaceuticals, Regeneron and Vertex, demonstrating the true value of relationships.


2012 Annual Report
to Stockholders

Just look at the number of FDA approvals in 1012 by the life science industry – 39, the highest in 16 years – and by our tenants with seven in all. Our tenants are developing new treatments that will help patients around the world. It is exactly this kind of groundbreaking science that makes our industry fundamentals so strong.

The U.S. population is aging, and people are living longer. That is driving demand for innovation, which drives demand for new capital. And that capital continues to flow into the industry. And because of that capital and innovation, new drugs are getting approved, and the life science industry is enjoying record revenues, allowing the cycle to start all over again.

The industry's ability to attract new capital is just one reason for our success.

At BioMed Realty, we have built a strong balance sheet that gives us the flexibility to grow. Last year, we once again demonstrated our ability to access capital from a wide variety of sources. We continue to prudently manage our capital structure to best capture the next opportunity. Today, we have the strongest liquidity position in our company's history.

BioMed Realty

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We continue to build on our core strengths: a robust, fully integrated operating platform; our investment acumen and strong track record of capital allocation; and our disciplined capital strategy.

These three things come together to create real value at the property level. That translates into increasing cash flow and higher dividends, which in turn allows us to create more value.

Last year we selectively invested $436 million across a number of high-quality life science assets that expanded our premier property portfolio. And, in our first international expansion, we acquired Granta Park, a globally recognized research park near Cambridge University in the United Kingdom. Around the same time, we entered into a partnership with Shire Regenerative Medicine to develop a new campus in San Diego. We also secured a very compelling construction finance investment through our participation in the Fan Pier construction loan, a project backed by a 15-year lease with our longtime tenant Vertex Pharmaceuticals in Boston. Each investment is unique, but they all share one thing: the ability to leverage our expertise and our relationships to achieve what we believe will be superior risk-adjusted returns.

Looking ahead, you can expect us to deliver more of the same.

We will continue our focus on leasing and maximizing our cash flow, while evaluating selective new development and investment opportunities that create tangible value at the asset and at the corporate level.

We will continue to capitalize on the strength and resilience of the life science industry and the growth of our tenants.

And, we will continue leveraging the proven expertise of our BioMed Realty team to fulfill our mission of creating spaces that support tomorrow's innovations for our tenants and creating long-term value for our stockholders.

It's an exciting time for BioMed Realty, and we look forward to continuing to drive our growth, our cash flow and our returns in 2013 and beyond.


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2012 OPERATING AND FINANCIAL HIGHLIGHTS

Operating Results

- Executed 97 leasing transactions representing approximately 1.8 million square feet:
    - 61 new leases totaling approximately 1.1 million square feet.
    - 36 leases amended to extend their terms totaling approximately 703,200 square feet.
    - Including leasing activity in the fourth quarter of 2011, the company executed approximately 2.1 million square feet of gross leasing transactions, representing approximately 172% of its previously disclosed five-quarter goal of 1.2 million square feet.
- Leasing success drove year-over-year net absorption in the same property portfolio of 570 basis points and increased the total operating portfolio weighted-average leased percentage by 4.9% to 92.1% at year-end.
- Acquired six new properties for a total investment of approximately $436.4 million, increasing the company's gross assets year-over-year by 11.4% to $5.4 billion at year-end. The properties were 93.3% leased at acquisition on a weighted average basis and comprise approximately 1.0 million rentable square feet.
    - Acquired Cambridge Place in Cambridge, Massachusetts for $119.0 million. The property was approximately 80% leased at acquisition and comprises approximately 287,000 rentable square feet.
    - Acquired two parcels of land comprising approximately 28 acres in San Diego, California for approximately $47.2 million and concurrently entered into a long-term ground lease for both sites with Shire Regenerative Medicine, a subsidiary of Shire plc., which intends to construct office, laboratory, warehouse and manufacturing facilities totaling in excess of 150,000 square feet on the site.
    - Acquired Granta Park in Cambridge, United Kingdom for 126.8 million British pounds sterling, or approximately $196.0 million. The property was fully leased at acquisition to a diversified roster of eleven tenants and comprises eleven laboratory and office buildings totaling approximately 472,200 rentable square feet, as well as approximately 138,400 square feet of development and expansion rights.


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- Acquired 6122-6126 Nancy Ridge Drive in San Diego, California for $20.0 million. The property was 100% leased at acquisition and comprises 68,000 rentable square feet.
- Acquired Belward Campus in Rockville, Maryland for approximately $26.2 million. The property was approximately 92% leased at acquisition and comprises approximately 106,500 rentable square feet.
- Acquired the 550 Broadway Street property in Redwood City, California in exchange for the company's Forbes Boulevard property in South San Francisco, California. The property was 100% leased at acquisition and comprises approximately 71,200 rentable square feet.

- Acquired a participating interest in a $355 million construction loan secured by a first priority position on the 1.1 million square foot Fan Pier development in the Seaport District of Boston, Massachusetts which is 95% leased to Vertex Pharmaceuticals for 15 years. The company's portion of the investment represents up to $255 million of the secured construction loan with a scheduled maturity in September 2014. The loan bears interest at LIBOR plus 5.5% with a 1% LIBOR floor.

Financial Position

- Closed a new $400.0 million senior unsecured term loan facility which matures on March 30, 2017.
  - Entered into interest rate swap agreements that effectively fix the interest rate on $200.0 million of the term loan at 2.81% for five years, subject to adjustments based on the company's credit ratings.
  - Subsequently converted $156.4 million of outstanding borrowings under the term loan to 100 million British pounds sterling and entered into interest rate swap agreements, which effectively fixed the interest rate on the British pounds sterling portion outstanding under the unsecured term loan at approximately 2.39% for the remaining term, subject to adjustment based on the company's credit ratings.
- Completed a public offering of $250 million of 4.25% senior unsecured notes due 2022, yielding 4.358% to maturity.
- Repaid approximately $33.1 million of previously outstanding mortgages.


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Financial Results

- Increased total revenues 18.3% to $518.2 million from $438.2 million in 2011 and rental revenues 19.2% to $392.6 million from $329.5 million in 2011.
- Increased FFO excluding acquisition-related expenses, or core funds from operations (CFFO), for the year by 9.2% to $1.31 per diluted share, compared to $1.20 per diluted share in 2011. FFO, calculated in accordance with standards established by NAREIT, was $1.23 per diluted share.
- Increased AFFO to $1.29 per diluted share for the year, as compared to $1.15 per diluted share in 2011, an increase of 12.2%.
- Reported a net loss available to common stockholders of $2.8 million, or $0.03 per diluted share. The loss includes acquisition-related expenses totaling $13.1 million.
- Maintained a strong liquidity position, with a fixed charge coverage ratio at December 31, 2012 of 3.0x.
- Managed the company's debt-to-total gross assets to 39.9% at year-end.
- Declared $0.88 of dividends per common share, representing a 10% increase over the prior year's declared dividends per common share.


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FINANCIAL AND OPERATING HIGHLIGHTS

DECEMBER 31, 2012

(In thousands, except per share and ratio amounts)

	Year Ended		
Selected Operating Data	12/31/12	12/31/11	12/31/10
Total revenues	$ 518,167	$ 438,200	$ 383,629
EBITDA (1)	296,578	263,995	228,196
Adjusted EBITDA (1)	329,293	282,270	248,710
Net operating income - cash basis (2)	354,988	291,510	245,044
General and administrative expense	38,025	30,966	25,901
Acquisition-related expenses	13,077	1,099	3,053
Capitalized interest	8,644	7,568	5,442
Interest expense, net	99,608	89,181	86,073
Operating margin (3)	70.4%	70.3%	70.5%
General and administrative expense / Total revenues	7.3%	7.1%	6.8%
Net (loss)/income available to common stockholders	(2,778)	25,991	21,853
Net (loss)/income per share - diluted	$ (0.03)	$ 0.19	$ 0.19
FFO - diluted (4)	206,585	174,844	147,430
FFO per share - diluted (4)	$ 1.23	$ 1.19	$ 1.16
CFFO - diluted (4)	219,662	175,943	150,483
CFFO per share - diluted (4)	$ 1.31	$ 1.20	$ 1.19
AFFO - diluted (4)	216,448	168,837	134,465
AFFO per share - diluted (4)	$ 1.29	$ 1.15	$ 1.06
Dividend per share - common stock	$ 0.88	$ 0.80	$ 0.63
CFFO payout ratio (5)	67.2%	66.7%	52.9%
AFFO payout ratio (5)	68.2%	69.6%	59.4%
Coverage Ratios			
Debt / Adjusted EBITDA	6.6	6.0	6.0
Interest coverage	3.7	3.5	3.2
Fixed charge coverage	3.0	2.7	2.4

2012 Annual Report to Stockholders

(1) See definitions and discussion of EBITDA and adjusted EBITDA under "Non-GAAP Financial Measure Definitions." For a quantitative reconciliation of the differences between adjusted EBITDA, EBITDA and net income available to common stockholders, see "Reconciliation of EBITDA and Adjusted EBITDA."

(2) For definitions and discussion of net operating income - cash basis, see "Reconciliation of Net Operating Income."

(3) See "Reconciliation of Net Operating Income" for detail.

(4) See definitions and discussion of FFO, CFFO and AFFO under "Non-GAAP Financial Measure Definitions." For a quantitative reconciliation of the differences between FFO, CFFO, AFFO and net income available to common stockholders, see "FFO, CFFO and AFFO."

(5) See detail of the CFFO and AFFO payout ratios under "FFO, CFFO and AFFO."


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NON-GAAP FINANCIAL MEASURE DEFINITIONS

DECEMBER 31, 2012

This document includes certain non-GAAP financial measures that management believes are helpful in understanding our business, as further described below. Our definition and calculation of non-GAAP financial measures may differ from those of other REITs, and therefore, may not be comparable. The non-GAAP measures should not be considered an alternative to net income as an indicator of our performance and should be considered only a supplement to cash flows from operating, investing or financing activities as a measure of liquidity, computed in accordance with GAAP.

FFO, CFFO and AFFO

We present funds from operations, or FFO, FFO excluding acquisition-related expenses, or CFFO, and adjusted funds from operations, or AFFO, available to common shares and OP units because we consider them to be important supplemental measures of our operating performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO, CFFO and AFFO when reporting their results.

FFO, CFFO and AFFO are intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO, CFFO and AFFO exclude depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, they provide performance measures that, when compared year over year, reflect the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We compute FFO in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. As defined by NAREIT, FFO represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciable property, impairment charges on depreciable real estate, real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures.

We calculate CFFO by adding acquisition-related expenses to FFO. We calculate AFFO by adding to CFFO: (a) non-cash revenues and expenses, (b) recurring capital expenditures and second generation tenant improvements and (c) leasing commissions.

Our computations may differ from the methodologies for calculating FFO, CFFO and AFFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO, CFFO and AFFO do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO, CFFO and AFFO should not be considered alternatives to net income/(loss) (computed in accordance with GAAP) as indicators of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as indicators of our liquidity, nor are they indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO, CFFO and AFFO should be considered only as supplements to net income computed in accordance with GAAP as measures of our operations.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) and Adjusted EBITDA

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We calculate adjusted EBITDA by adding to EBITDA: (a) noncontrolling interests in our operating partnership, (b) impairments, (c) dividends payable on and cost on redemption of our series A preferred stock, (d) non-cash adjustments for marketable securities, (e) gains or losses from sales of real estate and (f) acquisition-related expenses. Management uses EBITDA and adjusted EBITDA as indicators of our ability to incur and service debt. In addition, we consider EBITDA and adjusted EBITDA to be appropriate supplemental measures of our performance because they eliminate depreciation and interest, which permits investors to view income from operations without the impact of non-cash depreciation or the cost of debt. However, because EBITDA and adjusted EBITDA are calculated before recurring cash charges including interest expense and taxes, and are not adjusted for capital expenditures or other recurring cash requirements of our business, their utility is limited.

Coverage Ratios

We present interest and fixed charge ratios as supplemental liquidity measures. Management uses these ratios as indicators of our financial flexibility to service current interest expense and debt amortization from current cash net operating income. In addition, we believe that these coverage ratios represent common metrics used by securities analysts, investors and other interested parties to evaluate our ability to service fixed cash payments. However, because these ratios are derived from adjusted EBITDA, their utility is limited by the same factors that limit the usefulness of adjusted EBITDA as a liquidity measure.

Net Operating Income (NOI)

We use net operating income, or NOI, as a performance measure and believe NOI provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level. We compute NOI by adding or subtracting certain items from net income, noncontrolling interest in the operating partnership, gains/losses from investment in unconsolidated partnerships, interest expense, interest income, depreciation and amortization and general and administrative expenses. NOI presented by us may not be comparable to NOI reported by other REITs that define NOI differently. NOI should not be considered as an alternative to net income as an indication of our performance or to cash flows as a measure of liquidity or ability to make distributions.



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FFO, CFFO AND AFFO (1)

DECEMBER 31, 2012

(In thousands, except per share and ratio amounts)

	Year Ended		
	12/31/12	12/31/11	12/31/10
Reconciliation of net (loss)/income to funds from operations (FFO):			
Net (loss)/income available to common stockholders	$ (2,778)	$ 25,991	$ 21,853
Adjustments:			
Impairment loss	4,552	—	—
Gain on revaluation of acquired unconsolidated partnerships	—	(4,679)	—
Noncontrolling interests in operating partnership	(54)	569	546
Interest expense on exchangeable senior notes due 2030	6,750	6,750	6,563
Depreciation & amortization - unconsolidated partnerships	1,291	3,636	3,206
Depreciation & amortization - consolidated entities	196,844	142,319	114,788
Depreciation & amortization - discontinued operations	92	362	567
Depreciation & amortization - allocable to noncontrolling interests of consolidated joint ventures	(112)	(104)	(93)
FFO available to common shares and units - diluted	$ 206,585	$ 174,844	$ 147,430
FFO per share - diluted	$ 1.23	$ 1.19	$ 1.16
Dividends and distributions declared per common share	$ 0.88	$ 0.80	$ 0.63
FFO payout ratio (2)	71.5%	67.2%	54.3%
Reconciliation of FFO to FFO excluding acquisition-related expenses (CFFO):			
FFO available to common shares and units - diluted	$ 206,585	$ 174,844	$ 147,430
Acquisition-related expenses	13,077	1,099	3,053
CFFO available to common shares and units - diluted	$ 219,662	$ 175,943	$ 150,483
CFFO per share - diluted	$ 1.31	$ 1.20	$ 1.19
Dividends and distributions declared per common share	$ 0.88	$ 0.80	$ 0.63
CFFO payout ratio (3)	67.2%	66.7%	52.9%
Reconciliation of CFFO to adjusted funds from operations (AFFO):			
CFFO available to common shares and units - diluted	$ 219,662	$ 175,943	$ 150,483
Adjustments:			
Recurring capital expenditures and tenant improvements	(14,822)	(13,880)	(10,726)
Leasing commissions	(6,231)	(4,317)	(3,290)
Non-cash revenue adjustments	(7,870)	(14,041)	(24,518)
Non-cash debt adjustments	12,202	15,819	12,837
Non-cash equity compensation	11,530	7,583	6,989
Cost on redemption of preferred stock	—	165	—
Depreciation included in general and administrative expenses	1,890	1,600	1,445
Share of non-cash unconsolidated partnership adjustments (4)	87	(35)	1,245
AFFO available to common shares and units - diluted	$ 216,448	$ 168,837	$ 134,465
AFFO per share - diluted	$ 1.29	$ 1.15	$ 1.06
Dividends and distributions declared per common share	$ 0.88	$ 0.80	$ 0.63
AFFO payout ratio (5)	68.2%	69.6%	59.4%

(1) See definitions and discussion of FFO, CFFO and AFFO under "Non-GAAP Financial Measure Definitions."
(2) Calculated as dividends and distributions declared per common share divided by FFO per share - diluted.
(3) Calculated as dividends and distributions declared per common share divided by CFFO per share - diluted.
(4) Share of unconsolidated partnership adjustments includes the Company's share of amortization of deferred loan costs, lease incentives, straight line rents and fair-value lease revenue.
(5) Calculated as dividends and distributions declared per common share divided by AFFO per share - diluted.


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RECONCILIATION OF EBITDA AND ADJUSTED EBITDA (1)

DECEMBER 31, 2012

(In thousands)

	Year Ended		
	12/31/12	12/31/11	12/31/10
Reconciliation of net (loss)/income available to common stockholders to earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA:			
Net (loss)/income available to common stockholders	$ (2,778)	$ 25,991	$ 21,853
Interest expense, net	99,608	89,181	86,073
Interest expense - unconsolidated partnerships	1,029	2,506	1,709
Income tax expense	492	—	—
Depreciation & amortization - consolidated entities	196,844	142,319	114,788
Depreciation & amortization - discontinued operations	92	362	567
Depreciation & amortization - unconsolidated partnerships	1,291	3,636	3,206
EBITDA	296,578	263,995	228,196
Noncontrolling interests	(62)	525	498
Impairment loss	4,552	—	—
Preferred dividends	14,603	16,033	16,963
Cost on redemption of preferred stock	—	165	—
Non-cash adjustment for marketable securities	545	5,132	—
Gain on revaluation of acquired unconsolidated partnerships	—	(4,679)	—
Acquisition-related expenses	13,077	1,099	3,053
Adjusted EBITDA	$ 329,293	$ 282,270	$ 248,710

(1) See definitions and discussion of EBITDA and adjusted EBITDA under "Non-GAAP Financial Measure Definitions."



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RECONCILIATION OF NET OPERATING INCOME (1)

DECEMBER 31, 2012

(In thousands, except ratio amounts)

	Year Ended 12/31/12	12/31/11	12/31/10
Net income	$ 11,763	$ 42,714	$ 39,314
Loss/(income) from discontinued operations	4,370	(474)	(1,703)
Equity in net loss of unconsolidated partnerships	1,389	2,489	1,645
Interest expense, net	99,608	89,181	86,073
Other expense	872	1,760	2,658
Income from operations	118,002	135,670	127,987
Depreciation and amortization	196,844	142,319	114,788
General and administrative	38,025	30,966	25,901
Acquisition-related expenses	13,077	1,099	3,053
Consolidated net operating income	$ 365,948	$ 310,054	$ 271,729
Revenues:			
Rental	$ 392,628	$ 329,454	$ 292,799
Tenant recoveries	120,793	101,965	86,903
Other revenue (2)	4,746	6,781	3,927
Total revenues	518,167	438,200	383,629
Expenses:			
Rental operations	152,219	128,146	111,900
Consolidated net operating income (1)	$ 365,948	$ 310,054	$ 271,729
Consolidated net operating income - cash basis (3)	$ 354,988	$ 291,510	$ 245,044
Operating margin (4)	70.4%	70.3%	70.5%
Operating expense recovery (5)	79.4%	79.6%	77.7%

2012 Annual Report to Stockholders

(1) See definitions and discussion of net operating income under "Non-GAAP Financial Measure Definitions."

(2) Includes lease termination income.

(3) Consolidated net operating income - cash basis is calculated as (consolidated net operating income - straight line rents - fair value lease revenue - lease incentive revenue - bad debt expense - other revenue).

(4) Operating margin is calculated as ((rental revenues + tenant recovery revenues - rental operations) / (rental revenues + tenant recovery revenues)).

(5) Operating expense recovery is calculated as (tenant recovery revenues / rental operations).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File Number: 1-32261 (BioMed Realty Trust, Inc.)
000-54089 (BioMed Realty, L.P.)



BIOMED REALTY TRUST, INC.
BIOMED REALTY, L.P.

(Exact name of registrant as specified in its charter)

Maryland	**20-1142292 (BioMed Realty Trust, Inc.)**
(State or other jurisdiction of incorporation or organization)	**20-1320636 (BioMed Realty, L.P.)**
	(I.R.S. Employer Identification No.)
17190 Bernardo Center Drive	
San Diego, California	**92128**
(Address of Principal Executive Offices)	*(Zip Code)*

(858) 485-9840
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

	Title of Each Class	Name of Each Exchange on Which Registered
BioMed Realty Trust, Inc.	Common Stock, $0.01 Par Value	New York Stock Exchange
BioMed Realty Trust, Inc.	7.375% Series A Cumulative Redeemable Preferred Stock, $0.01 Par Value	New York Stock Exchange
BioMed Realty, L.P.	None	None

Securities registered pursuant to Section 12(g) of the Act:

BioMed Realty Trust, Inc.	None
BioMed Realty, L.P.	None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

BioMed Realty Trust, Inc.	Yes ☑ No ☐
BioMed Realty, L.P.	Yes ☐ No ☑

2012 Annual Report to Stockholders

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

BioMed Realty Trust, Inc.	Yes ☐ No ☑
BioMed Realty, L.P.	Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

BioMed Realty Trust, Inc.	Yes ☑ No ☐
BioMed Realty, L.P.	Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

BioMed Realty Trust, Inc.	Yes ☑ No ☐
BioMed Realty, L.P.	Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

BioMed Realty Trust, Inc.:

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

BioMed Realty, L.P.:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

BioMed Realty Trust, Inc.	Yes ☐ No ☑
BioMed Realty, L.P.	Yes ☐ No ☑

The aggregate market value of the 152,946,956 shares of common stock of BioMed Realty Trust, Inc. held by non-affiliates of the registrant was $2,857,049,138 based upon the last reported sale price of $18.68 per share on the New York Stock Exchange on June 29, 2012, the last business day of its most recently completed second quarter.

The number of outstanding shares of BioMed Realty Trust, Inc.'s common stock, par value $0.01 per share, as of February 6, 2013 was 154,556,873.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of BioMed Realty Trust, Inc.'s Proxy Statement with respect to its 2013 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the registrant's fiscal year are incorporated by reference into Part III hereof.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2012 of BioMed Realty Trust, Inc., a Maryland corporation, and BioMed Realty, L.P., a Maryland limited partnership of which BioMed Realty Trust, Inc. is the parent company and general partner. Unless otherwise indicated or unless the context requires otherwise, all references in this report to "we," "us," "our" or "our company" refer to BioMed Realty Trust, Inc. together with its consolidated subsidiaries, including BioMed Realty, L.P. Unless otherwise indicated or unless the context requires otherwise, all references in this report to "our operating partnership" or "the operating partnership" refer to BioMed Realty, L.P. together with its consolidated subsidiaries.

BioMed Realty Trust, Inc. operates as a real estate investment trust, or REIT, and the general partner of BioMed Realty, L.P. As of December 31, 2012, BioMed Realty Trust, Inc. owned an approximate 98.1% partnership interest and other limited partners, including some of our directors, executive officers and their affiliates, owned the remaining 1.9% partnership interest (including long term incentive plan units) in BioMed Realty, L.P. As the sole general partner of BioMed Realty, L.P., BioMed Realty Trust, Inc. has the full, exclusive and complete responsibility for the operating partnership's day-to-day management and control.

There are a few differences between our company and our operating partnership, which are reflected in the disclosure in this report. We believe it is important to understand the differences between our company and our operating partnership in the context of how BioMed Realty Trust, Inc. and BioMed Realty, L.P. operate as an interrelated consolidated company. BioMed Realty Trust, Inc. is a REIT, whose only material asset is its ownership of partnership interests of BioMed Realty, L.P. As a result, BioMed Realty Trust, Inc. does not conduct business itself, other than acting as the sole general partner of BioMed Realty, L.P., issuing public equity from time to time and guaranteeing certain debt of BioMed Realty, L.P. BioMed Realty Trust, Inc. itself does not hold any indebtedness but guarantees some of the secured and unsecured debt of BioMed Realty, L.P. BioMed Realty, L.P. holds substantially all the assets of the company and holds the ownership interests in the company's joint ventures. BioMed Realty, L.P. conducts the operations of the business and is structured as a partnership with no publicly traded equity. Except for net proceeds from public equity issuances by BioMed Realty Trust, Inc., which are generally contributed to BioMed Realty, L.P. in exchange for partnership units, BioMed Realty, L.P. generates the capital required by the company's business through BioMed Realty, L.P.'s operations, by BioMed Realty, L.P.'s direct or indirect incurrence of indebtedness or through the issuance of partnership units.

Noncontrolling interests and stockholders' equity and partners' capital are the main areas of difference between the consolidated financial statements of BioMed Realty Trust, Inc. and those of BioMed Realty, L.P. The operating partnership and long term incentive plan units in BioMed Realty, L.P. that are not owned by BioMed Realty Trust, Inc. are accounted for as partners' capital in BioMed Realty, L.P.'s financial statements and as noncontrolling interests in BioMed Realty Trust, Inc.'s financial statements. The noncontrolling interests in BioMed Realty, L.P.'s financial statements include the interests of joint venture partners. The noncontrolling interests in BioMed Realty Trust, Inc.'s financial statements include the same noncontrolling interests at the BioMed Realty, L.P. level as well as the limited partnership unitholders of BioMed Realty, L.P., not including BioMed Realty Trust, Inc. The differences between stockholders' equity and partners' capital result from the differences in the equity issued at the BioMed Realty Trust, Inc. and BioMed Realty, L.P. levels.

We believe combining the annual reports on Form 10-K of BioMed Realty Trust, Inc. and BioMed Realty, L.P. into this single report:

- better reflects how management and the analyst community view the business as a single operating unit,
- enhances investor understanding of our company by enabling them to view the business as a whole and in the same manner as management,
- is more efficient for our company and results in savings in time, effort and expense, and
- is more efficient for investors by reducing duplicative disclosure and providing a single document for their review.

To help investors understand the significant differences between our company and our operating partnership, this report presents the following separate sections for each of BioMed Realty Trust, Inc. and BioMed Realty, L.P.:

- consolidated financial statements,
- the following notes to the consolidated financial statements:

- Equity / Partners' Capital,
- Debt, and
- Earnings Per Share / Unit,

- Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, and
- Liquidity and Capital Resources in Management's Discussion and Analysis of Financial Condition and Results of Operations.

This report also includes separate Item 9A. Controls and Procedures sections and separate Exhibit 31 and 32 certifications for each of BioMed Realty Trust, Inc. and BioMed Realty, L.P. in order to establish that the Chief Executive Officer and the Chief Financial Officer of BioMed Realty Trust, Inc. have made the requisite certifications and BioMed Realty Trust, Inc. and BioMed Realty, L.P. are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 and 18 U.S.C. §1350.

BIOMED REALTY TRUST, INC. AND BIOMED REALTY, L.P.

FORM 10-K - ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2012
TABLE OF CONTENTS

PART I

ITEM 1. *BUSINESS*

Forward-Looking Statements

We make statements in this report that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- adverse economic or real estate developments in the life science industry or in our target markets, including the inability of our tenants to obtain funding to run their businesses,
- our dependence on significant tenants,
- our failure to obtain necessary outside financing on favorable terms or at all, including the continued availability of our unsecured line of credit,
- general economic conditions, including downturns in the foreign, domestic and local economies,
- volatility in financial and securities markets,
- defaults on or non-renewal of leases by tenants,
- our inability to compete effectively,
- changes in interest rates and foreign currency exchange rates,
- increased operating costs,
- our inability to successfully complete real estate acquisitions, developments and dispositions,
- risks and uncertainties affecting property development and construction,
- our failure to effectively manage our growth and expansion into new markets or to successfully operate acquired properties and operations,
- our ownership of properties outside of the United States that subject us to different and potentially greater risks than those associated with our domestic operations,
- risks associated with our investments in loans, including borrower defaults and potential principal losses,
- reductions in asset valuations and related impairment charges,
- the loss of services of one or more of our executive officers,
- BioMed Realty Trust, Inc.'s failure to qualify or continue to qualify as a REIT,
- our failure to maintain our investment grade corporate credit ratings or a downgrade in our investment grade corporate credit ratings from one or more of the rating agencies,

- government approvals, actions and initiatives, including the need for compliance with environmental requirements,
- the effects of earthquakes and other natural disasters,
- lack of or insufficient amounts of insurance, and
- changes in real estate, zoning and other laws and increases in real property tax rates.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section below entitled "Item 1A. Risk Factors."

General

We own, acquire, develop, redevelop, lease and manage laboratory and office space for the life science industry. Our tenants primarily include biotechnology and pharmaceutical companies, scientific research institutions, government agencies and other entities involved in the life science industry. Our properties are generally located in markets with well-established reputations as centers for scientific research, including Boston, San Francisco, Maryland, San Diego, New York/New Jersey, Pennsylvania, Seattle, and Cambridge, United Kingdom. BioMed Realty Trust, Inc., a Maryland corporation, and BioMed Realty, L.P., a Maryland limited partnership, were formed on April 30, 2004 and commenced operations on August 11, 2004, after completing BioMed Realty Trust, Inc.'s initial public offering. BioMed Realty Trust, Inc. operates as a REIT for federal income tax purposes. BioMed Realty, L.P. is the entity through which BioMed Realty Trust, Inc. conducts its business and owns its assets. At December 31, 2012, we owned or had interests in properties comprising approximately 13.1 million rentable square feet.

Our senior management team has significant experience in the real estate industry, principally focusing on properties designed for life science tenants. We operate as a fully integrated, self-administered and self-managed REIT, providing property management, leasing, development and administrative services to our properties. As of February 6, 2013, we had 175 employees.

Our principal offices are located at 17190 Bernardo Center Drive, San Diego, California 92128. Our telephone number at that location is (858) 485-9840. Our website is located at www.biomedrealty.com. We make available through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. You can also access on our website our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, and Nominating and Corporate Governance Committee Charter.

2012 Highlights

Financial Results

	Year Ended December 31,			
	2012	2011	Increase	Percent Increase
	(in thousands, except per share data)			
CFFO - diluted	$ 219,662	$ 175,943	$ 43,719	24.8%
CFFO per share - diluted	$ 1.31	$ 1.20	$ 0.11	9.2%
Same property net operating income - cash basis	$ 307,790	$ 292,683	$ 15,107	5.2%
Total revenues	$ 518,167	$ 438,200	$ 79,967	18.2%
Rental revenues	$ 392,628	$ 329,454	$ 63,174	19.2%

For definitions and discussion of same property net operating income - cash basis and CFFO, see the section below entitled "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Leasing

During the 2012, we executed 97 leasing transactions representing approximately 1.8 million square feet, including 61 new leases totaling approximately 1.1 million square feet and 36 leases were amended to extend their terms totaling approximately 703,000 square feet, resulting in year-over-year net absorption in our same property portfolio of 570 basis points and increasing the total operating portfolio leased percentage by 4.9% to 92.1% at year end. Significant transactions included:

Property	Market	Tenant	Square Feet
New Leases			
320 Bent Street	Boston	Idenix Pharmaceuticals, Inc.	46,000
301 Binney Street	Boston	Ironwood Pharmaceuticals, Inc.	93,000
Fresh Pond Research Park	Boston	Alnylam Pharmaceuticals, Inc.	15,000
Fresh Pond Research Park	Boston	Hydra Biosciences, Inc.	25,000
Fresh Pond Research Park	Boston	Midori Renewables, Inc.	10,000
Fresh Pond Research Park	Boston	Sun Catalytix Corporation	18,000
650 E. Kendall Street	Boston	AVEO Pharmaceuticals, Inc.	126,000
Ardenwood Venture	San Francisco	Free-Flow Packaging International	16,000
Pacific Research Center	San Francisco	Depomed, Inc.	60,000
Pacific Research Center	San Francisco	Lead5 Media LLC	12,000
Pacific Research Center	San Francisco	ShotSpotter, Inc.	12,000
Pacific Research Center	San Francisco	Theranos, Inc.	219,000
50 West Watkins Mill Road	Maryland	Johnson Controls, Inc.	20,000
6828 Nancy Ridge Drive	San Diego	NovaRx	24,000
Sorrento West	San Diego	Ambit Biosciences Corporation	19,000
Landmark at Eastview	New York/New Jersey	Progenics Pharmaceuticals, Inc.	19,000
Landmark at Eastview	New York/New Jersey	Regeneron Pharmaceuticals, Inc.	80,000
Spring Mill Drive	Pennsylvania	VenatoRX Pharmaceuticals, Inc.	10,000
Elliott Avenue	Seattle	Omeros Corporation	89,000
530 Fairview Avenue	Seattle	Novo Nordisk, Inc.	13,000
Renewals, Amendments or Extensions			
301 Binney Street	Boston	Ironwood Pharmaceuticals, Inc.	210,000
Ardentech Court	San Francisco	Zosano Pharma, Inc.	56,000
Ardenwood Venture	San Francisco	Tactus Technologies, Inc.	12,000
Bridgeview Technology Park I	San Francisco	New York Transit, Inc.	21,000
Gateway Business Park	San Francisco	Genentech, Inc.	19,000
Industrial Road	San Francisco	NuGen Technologies, Inc.	48,000
Balboa Avenue	San Diego	General Services Administration	16,000
Pacific Center	San Diego	Suneva Medical, Inc.	35,000
Road to the Cure	San Diego	Receptos, Inc.	12,000
San Diego Science Center	San Diego	Genelux Corporation	12,000
San Diego Science Center	San Diego	Tocagen, Inc.	14,000
Sorrento Valley Boulevard	San Diego	Ambit Biosciences Corporation	55,000
Torreyana Road	San Diego	Vertex Pharmaceuticals Inc.	81,000

Acquisitions

During 2012, we acquired over 1.0 million rentable square feet of laboratory and office space, which was 93.3% leased at acquisition on a weighted-average basis, and approximately 138,000 square feet of development potential for approximately $436.4 million:

Property	Market	Closing Date	Rentable Square Feet(1)	Investment	Percent Leased at Acquisition
				(In thousands)	
Cambridge Place (2)	Boston	February 9, 2012	286,878	$ 119,000	80.2%
6122-6126 Nancy Ridge Drive	San Diego	April 25, 2012	68,000	20,000	100.0%
550 Broadway Street	San Francisco	April 27, 2012	71,239	28,000	100.0%
Summers Ridge (3)	San Diego	June 8, 2012	—	47,184	100.0%
Granta Park (4)	University Related - Other	June 12, 2012	472,234	196,044	99.5%
Belward Campus (5)	Maryland	July 18, 2012	106,469	26,170	92.5%
Total / weighted-average			1,004,820	$ 436,398	93.3%

(1) Rentable square feet at time of acquisition.
(2) Includes 210 Broadway, 50 Hampshire Street and 60 Hampshire Street properties.
(3) Consists of two adjacent development sites. Concurrent with the acquisition, we signed a 20-year ground lease with Shire Regenerative Medicine, a subsidiary of Shire plc.
(4) Located in the United Kingdom, the property was acquired for £126.8 million. U.S. dollar amounts are based on the exchange rate of $1.55 to £1.00 in effect on the date of acquisition.
(5) Includes 9900 Belward Campus Drive and 9901 Belward Campus Drive properties.

Financings

Significant financing activities during 2012 included the following:

- Closed a new $400.0 million senior unsecured term loan facility, or the Unsecured Senior Term Loan, that matures on March 30, 2017.
  - Entered into interest rate swap agreements that effectively fix the interest rate on $200.0 million of the Unsecured Senior Term Loan at 2.81% for five years, subject to adjustments based on our credit ratings.
  - Subsequently converted $156.4 million of outstanding borrowings under the Unsecured Senior Term Loan to British pounds sterling, or GBP, equal to £100 million and entered into interest rate swap agreements, which were structured to have the effect of fixing interest payments on the GBP portion outstanding under the Unsecured Senior Term Loan at approximately 2.39% for the remaining term, subject to adjustment based on our credit ratings.
- Completed a public offering of $250 million of unsecured 4.25% Senior Notes due 2022, or the Notes due 2022, issued at 99.126% of the principal amount to yield 4.358% to maturity.
- Repaid approximately $33.1 million in mortgage notes with a weighted-average interest rate of 7.24%.
- Ended the fourth quarter with a debt to total gross assets ratio of 39.9%.

Senior Management and Board of Directors

During 2012, we continued to enhance the depth and breadth of our senior management team, including the following promotions:

- Promoted Karen A. Sztraicher to Executive Vice President, Asset Management.
- Promoted Jonathan P. Klassen to Senior Vice President and General Counsel.

- Promoted William F. X. Kane to Vice President, Leasing & Development in our Cambridge, Massachusetts regional office.

- On January 1, 2013, we added Daniel M. Bradbury, former president and chief executive officer of Amylin Pharmaceuticals, Inc., to our board of directors.

Dividends

During 2012, we declared aggregate dividends on BioMed Realty Trust, Inc.'s common stock of $0.88 per common share, representing a 10.0% increase over common stock dividends declared in 2011, and aggregate dividends on BioMed Realty Trust, Inc.'s Series A preferred stock of $1.84376 per preferred share.

Distributions

During 2012, we declared aggregate distributions on BioMed Realty, L.P.'s operating partnership units and long-term incentive plan units (individually referred to as LTIP units, and collectively with the operating partnership units referred to as OP units) of $0.88 per OP unit, representing a 10.0% increase over aggregate distributions for OP units declared in 2011, and aggregate distributions on BioMed Realty, L.P.'s Series A preferred units of $1.84376 per preferred unit.

Growth Strategy

Our success and future growth potential are based upon the real estate opportunities within the life science industry. Our growth strategy is designed to meet the sizable demand and specialized requirements of life science tenants by leveraging the knowledge and expertise of a management team focused on serving this large and growing industry.

Our internal growth strategy includes:

- negotiating leases with contractual rental rate increases in order to provide predictable and consistent earnings growth,

- creating strong relationships with our tenants to enable us to identify and capitalize on opportunities to renew or extend existing leases or to provide expansion space,

- redeveloping currently owned non-laboratory space into higher yielding laboratory facilities, and

- developing new laboratory and office space on land we have acquired for development.

Our external growth strategy includes:

- acquiring, subject to our rigorous underwriting standards, well-located properties leased to high-quality life science tenants with attractive in-place yields and long-term growth potential,

- investing in properties with leasing opportunities, capitalizing on our industry relationships to enter into new leases, and

- investing in redevelopment and development projects, capitalizing on our development platform that we believe will serve as an additional catalyst for future growth.

Target Markets

Our target markets - Boston, San Francisco, Maryland, San Diego, New York/New Jersey, Pennsylvania, Seattle and research parks near or adjacent to universities - have emerged as the primary hubs for research, development and production in the life science industry. Each of these markets benefits from the presence of mature life science companies, which provide scale and stability to the market, as well as academic and university environments and government entities to contribute innovation, research, personnel and capital to the private sector. In addition, the clustered research environments within these target markets typically provide a high quality of life for the research professionals and a fertile ground for new life science ideas and ventures.

Positive Life Science Industry Trends

We expect continued long-term growth in the life science industry due to several factors:

- the aging of the U.S. population resulting from the transition of baby boomers to senior citizens, which has increased the demand for new drugs and health care treatment alternatives to extend, improve and enhance their quality of life,

- the high level of research and development expenditures, as represented by a Battelle and R&D Magazine survey indicating that research and development spending was $81.5 billion in 2012, and
- escalating health care costs, which drive the demand for better drugs, less expensive treatments and more services in an attempt to manage such costs.

We are uniquely positioned to benefit from these favorable long-term dynamics through the demand for space for research, development and production by our life science industry tenants.

Experienced Management

We have created and continue to develop a premier life science real estate-oriented management team, dedicated to maximizing current and long-term returns for our stockholders. Our executive team, including Alan D. Gold, our company's Chief Executive Officer and Chairman, has acquired, developed, financed, owned, leased or managed in excess of $6.1 billion in life science real estate. Through this experience, our management team has established extensive industry relationships among life science tenants, property owners and real estate brokers. In addition, our experienced independent board members provide management with a broad range of knowledge in real estate, the sciences, life science company operations, and large public company finance and management.

Regulation

General

Our properties are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe that we have the necessary permits and approvals to operate each of our properties.

Americans with Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. The tenants are generally responsible for any additional amounts required to conform their construction projects to the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and local environmental laws and regulations, a current or previous owner, operator or tenant of real estate may be required to investigate and remediate releases or threats of releases of hazardous or toxic substances or petroleum products at such property, and may be held liable for property damage, personal injury damages and investigation, clean-up and monitoring costs incurred in connection with the actual or threatened contamination. Such laws typically impose clean-up responsibility and liability without regard to fault, or whether the owner, operator or tenant knew of or caused the presence of the contamination. The liability under such laws may be joint and several for the full amount of the investigation, clean-up and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may obtain contributions from the other identified, solvent, responsible parties of their fair share toward these costs. These costs may be substantial, and can exceed the value of the property. The presence of contamination, or the failure to properly remediate contamination, on a property may adversely affect the ability of the owner, operator or tenant to sell or rent that property or to borrow using such property as collateral, and may adversely impact our investment in that property.

Federal asbestos regulations and certain state laws and regulations require building owners and those exercising control over a building's management to identify and warn, via signs, labels or other notices, of potential hazards posed by the actual or potential presence of asbestos-containing materials, or ACMs, in their building. The regulations also set forth employee training, record-keeping and due diligence requirements pertaining to ACMs and potential ACMs. Significant fines can be assessed for violating these regulations. Building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to ACMs and potential ACMs as a result of these regulations. The regulations may affect the value of a building containing ACMs and potential ACMs in which we have invested. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of ACMs and potential ACMs when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of ACMs and potential ACMs and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with ACMs and potential ACMs. See "Risk Factors - Risks Related to the Real Estate Industry - We could incur significant costs related to governmental regulation and private litigation over environmental matters involving asbestos-containing materials, which could adversely affect our operations, the value of our properties, and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders" under Item 1A. below.

Federal, state and local environmental laws and regulations also require removing or upgrading certain underground storage tanks and regulate the discharge of storm water, wastewater and other pollutants; the emission of air pollutants; the generation, management and disposal of hazardous or toxic chemicals, substances or wastes; and workplace health and safety. Life science industry tenants, including certain of our tenants, engage in various research and development activities involving the controlled use of hazardous materials, chemicals, biological and radioactive compounds. Some of our tenants, particularly those in the biotechnology, life sciences and technology manufacturing industries, routinely handle hazardous substances and wastes as part of their operations at our properties, including acetonitrile, alcohol, ammonia, argon, batteries, carbon dioxide, chemical solvents, cryogenic gases, dichlorophenol, diesel fuel for emergency generators, fluorine, hydrocarbons, hydrogen, medical waste, methane, naturalyte acid, neon, nitrogen, nitrous oxide, oxygen, radioactive material and tetrahydrofuran. Many of these compounds and materials are used in the experiments, clinical trials, research and development and light manufacturing efforts conducted by our tenants. Although we believe that the tenants' activities involving such materials comply in all material respects with applicable laws and regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of such contamination or injury, we could be held liable for any damages that result, and any such liability could exceed our resources and our environmental remediation insurance coverage. Licensing requirements governing use of radioactive materials by tenants may also restrict the use of or ability to transfer space in buildings we own. See "Risk Factors - Risks Related to the Real Estate Industry - We could incur significant costs related to government regulation and private litigation over environmental matters involving the presence, discharge or threat of discharge of hazardous or toxic substances, which could adversely affect our operations, the value of our properties, and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders" under Item 1A. below.

In addition, our leases generally provide that (1) the tenant is responsible for all environmental liabilities relating to the tenant's operations, (2) we are indemnified for such liabilities and (3) the tenant must comply with all environmental laws and regulations. Such a contractual arrangement, however, does not eliminate our statutory liability or preclude claims against us by governmental authorities or persons who are not parties to such an arrangement. Noncompliance with environmental or health and safety requirements may also result in the need to cease or alter operations at a property, which could affect the financial health of a tenant and its ability to make lease payments. In addition, if there is a violation of such a requirement in connection with a tenant's operations, it is possible that we, as the owner of the property, could be held accountable by governmental authorities (or other injured parties) for such violation and could be required to correct the violation and pay related fines. In certain situations, we have agreed to indemnify tenants for conditions preceding their lease term, or that do not result from their operations.

Prior to closing any property acquisition, we obtain environmental assessments in a manner we believe prudent in order to attempt to identify potential environmental concerns at such properties. These assessments are carried out in accordance with an appropriate level of due diligence and generally include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property's chain of title and review of historic aerial photographs and other information on past uses of the property. We may also conduct limited subsurface investigations and test for substances of concern where the results of the first phase of the environmental assessments or other information indicate possible contamination or where our consultants recommend such procedures.

While we may purchase our properties on an "as is" basis, most of our purchase contracts contain an environmental contingency clause, which permits us to reject a property because of any environmental hazard at such property. We receive environmental reports on all prospective properties.

We believe that our properties comply in all material respects with all federal and state regulations regarding hazardous or toxic substances and other environmental matters.

Insurance

We carry commercial general liability, "all-risk" property insurance (subject to policy terms, conditions, limitations and exclusions), including fire and extended coverage, terrorism and loss of rental income insurance covering all of our properties under a blanket portfolio policy, with the exception of property insurance on our McKellar Court property in San Diego and 9911 Belward Campus Drive and Shady Grove Road properties in Maryland, which is carried directly by the tenants in accordance with the terms of their respective leases, and builders' risk policies for any projects under construction. In addition, we carry workers' compensation coverage for injury to our employees. We believe the policy specifications and insured limits are adequate given the relative risk of loss, cost of the coverage and standard industry practice. We also carry environmental insurance for our properties. This insurance, subject to certain exclusions and deductibles, covers the cost to remediate environmental damage caused by unintentional future spills or the historic presence of previously undiscovered hazardous substances, as well as third-party bodily injury and property damage claims related to the release of hazardous substances. We intend to carry similar insurance with respect to future acquisitions as appropriate. A substantial portion of our properties are located in areas subject to earthquake loss, such as San Diego and San Francisco, California and Seattle, Washington. Although we presently carry earthquake insurance on our properties, the amount of earthquake insurance coverage we carry may not be sufficient to fully cover losses from earthquakes. In addition, we may discontinue earthquake, terrorism, windstorm or other insurance, or may elect not to procure such insurance, on some or all of our properties in the future if the cost of the premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. See "Risk Factors - Risks Related to the Real Estate Industry - Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders" under Item 1A. below.

Competition

We face competition from various entities for investment opportunities in properties for life science tenants, including other REITs, such as health care REITs and suburban office property REITs, pension funds, insurance companies, investment funds and companies, partnerships, and developers. Because properties designed for life science tenants typically contain improvements that are specific to tenants operating in the life science industry, we believe that we will be able to maximize returns on investments as a result of:

- our expertise in understanding the real estate needs of life science industry tenants,
- our ability to identify, acquire and develop properties with generic laboratory infrastructure that appeal to a wide range of life science industry tenants, and
- our expertise in identifying and evaluating life science industry tenants.

However, some of our competitors have greater financial resources than we do and may be able to accept more risks, including risks with respect to the creditworthiness of a tenant or the geographic proximity of its investments. In the future, competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Further, as a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract tenants. These concessions could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. Additionally, our ability to compete depends upon, among other factors, trends of the national and local economies, investment alternatives, financial condition and operating results of current and prospective tenants, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.

Foreign Operations

Assets and liabilities of subsidiaries outside the United States with non-U.S. dollar functional currencies are translated into U.S. dollars using exchange rates as of the balance sheet dates. Income and expenses are translated using the average exchange rates for the reporting period. Foreign currency translation adjustments are recorded as a component of other comprehensive income. For the year ended December 31, 2012, total revenues from properties outside the United States were $10.3 million, which represented 2.0% of our total revenues during the same period. Our net investment in properties outside the United States was $188.8 million as of December 31, 2012. Prior to 2012, we did not engage in any foreign operations or derive any revenue from foreign sources.

ITEM IA. *RISK FACTORS*

For purposes of this section, the term "stockholders" means the holders of shares of BioMed Realty Trust, Inc.'s common stock and preferred stock and the term "unitholders" means the holders of BioMed Realty, L.P.'s OP units and preferred units.

Risks Related to Our Properties, Our Business and Our Growth Strategy

Because we lease our properties to a limited number of tenants, and to the extent we depend on a limited number of tenants in the future, the inability of any single tenant to make its lease payments could adversely affect our business and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

As of December 31, 2012, we had 214 tenants in our portfolio of 13.1 million square feet. Our tenant, Human Genome Sciences, Inc., a wholly-owned subsidiary of GlaxoSmithKline plc, represented 10.1% of our annualized base rent, and 8.0% of our total leased rentable square footage as of December 31, 2012. There can be no assurance that any tenant will be able to make timely rental payments or avoid defaulting under its lease. If a tenant defaults, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment.

Our revenue and cash flow, and consequently our ability to make distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s stockholders, could be materially adversely affected if any of our significant tenants were to become bankrupt or insolvent, suffer a downturn in their business, curtail or suspend their operations, or fail to renew their leases at all or renew on terms less favorable to us than their current terms.

Life science entities, which comprise the vast majority of our tenant base, face high levels of regulation, expense and uncertainty that may adversely affect their ability to pay us rent and consequently adversely affect our business.

Life science entities comprise the vast majority of our tenant base and, as a result, adverse conditions affecting the life science industry will more adversely affect our business, and thus our ability to make distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s stockholders, than if our business strategy included a more diverse tenant base. Life science industry tenants, particularly those involved in developing and marketing drugs and drug delivery technologies, fail from time to time as a result of various factors. Many of these factors are particular to the life science industry. For example:

- Our tenants require significant outlays of funds for the research and development and clinical testing of their products and technologies and many of them have a history of recurring losses. The current economic environment has significantly impacted the ability of these companies to access the capital markets, including both equity financing through public offerings and debt financing. The pace of venture capital funding has also declined from previous levels, further restricting access to capital for these companies. In addition, state and federal government budgets have been negatively impacted by the current economic environment and, as a result certain programs, including grants related to biotechnology research and development, may be at risk of being eliminated or cut back significantly. If private investors, the government, public markets or other sources of funding are unavailable to support such development, a tenant's business may fail.

- The research and development, clinical testing, manufacture and marketing of some of our tenants' products require federal, state and foreign regulatory approvals. The approval process is typically long, expensive and uncertain. Even if our tenants have sufficient funds to seek approvals, one or all of their products may fail to obtain the required regulatory approvals on a timely basis or at all. Furthermore, our tenants may only have a small number of products under development. If one product fails to receive the required approvals at any stage of development, it could significantly adversely affect our tenant's entire business and its ability to pay rent.

- Our tenants may be unable to adequately protect their intellectual property under patent, copyright or trade secret laws. Failure to do so could jeopardize their ability to profit from their efforts and to protect their products from competition.

- Collaborative relationships with other life science entities may be crucial to the development, manufacturing, distribution or marketing of our tenants' products. If these other entities fail to fulfill their obligations under these collaborative arrangements, our tenants' businesses will suffer.

- Legislation to reform the U.S. healthcare system may include government intervention in product pricing and other changes that adversely affect reimbursement for our tenants' marketable products. In addition, sales of many of our tenants' marketable products are dependent, in large part, on the availability and extent of reimbursement from government health administration authorities, private health insurers and other organizations. Changes in government regulations, price controls or third-party payors' reimbursement policies may reduce reimbursement for our tenants' marketable products and adversely impact our tenants' businesses.

We cannot assure you that our tenants in the life science industry will be successful in their businesses. If our tenants' businesses are adversely affected, they may default on their obligations to third parties, including their obligations to pay rent or pay for tenant improvements relating to space they lease, which could adversely affect our financial condition, results of operations and cash flow.

The bankruptcy of a tenant may adversely affect the income produced by and the value of our properties.

The bankruptcy or insolvency of a tenant may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under the Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. The bankruptcy court also might authorize the tenant to reject and terminate its lease with us, which would generally result in any unpaid, pre-bankruptcy rent being treated as an unsecured claim. An unsecured claim may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. In addition, our claim against the tenant for unpaid, future rent would be subject to a statutory cap equal to the greater of (1) one year of rent or (2) 15% of the remaining rent on the lease (not to exceed three years of rent). This cap might be substantially less than the remaining rent actually owed under the lease. Additionally, a bankruptcy court may require us to turn over to the estate all or a portion of any deposits, amounts in escrow, or prepaid rents. Our claim for unpaid, pre-bankruptcy rent, our lease termination damages and claims relating to damages for which we hold deposits or other amounts that we were forced to repay would likely not be paid in full. During the years ended December 31, 2012 and 2011, we incurred approximately $522,000 and $191,000, respectively, of rental operations expense related to early lease terminations and tenant receivables that were deemed to be uncollectible due to tenants that filed for bankruptcy at the time of lease termination or shortly thereafter.

We may fail to obtain the financial results expected from the properties we acquire, develop or renovate, making them unprofitable or less profitable than we had expected, or operate new properties successfully, which could harm our financial condition and ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

We continue to evaluate the market for available properties and may acquire office, laboratory and other properties when opportunities exist. We also may develop or substantially renovate office and other properties. Acquisition, development and renovation activities are subject to significant risks, including:

- we may spend more time or money than we budget to improve or renovate acquired properties or to develop new properties,
- we may be unable to quickly and efficiently integrate new properties, particularly if we acquire portfolios of properties, into our existing operations,
- market and economic conditions may result in higher than expected vacancy rates and lower than expected rental rates,
- we may face higher operating costs than we anticipated for properties that we acquire, develop or renovate, including insurance premiums, utilities, real estate taxes and costs of complying with changes in governmental regulations,
- we may face higher requirements for capital improvements than we anticipated for properties that we acquire, develop or renovate, particularly in older structures,
- we may fail to retain tenants that have pre-leased our properties under development if we do not complete the construction of these properties in a timely manner or to the tenants' specifications,
- we have a limited history in conducting ground-up construction activities,
- if we develop properties, we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations,
- acquired and developed properties may have defects we do not discover through our inspection processes, including latent defects that may not reveal themselves until many years after we put a property in service, and
- we may acquire land, properties or entities owning properties, which are subject to liabilities and for which, in the case of unknown liabilities, we may have limited or no recourse.

The realization of any of the above risks could significantly and adversely affect our financial condition, results of operations, cash flow, per share trading price of our securities, ability to satisfy our debt service obligations and ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Because particular upgrades are required for life science tenants, improvements to our properties involve greater expenditures than traditional office space, which costs may not be covered by the rents our tenants pay.

The improvements generally required for our properties' infrastructure are more costly than for other property types. Typical infrastructural improvements include the following:

- reinforced concrete floors,
- upgraded roof structures for greater load capacity,
- increased floor-to-ceiling clear heights,
- heavy-duty HVAC systems,
- enhanced environmental control technology,
- significantly upgraded electrical, gas and plumbing infrastructure, and
- laboratory benchwork.

We cannot assure you that our tenants will pay higher rents on our properties than tenants in traditional office space or that the rents paid will cover the additional costs of upgrading the properties.

Because of the unique and specific improvements required for our life science tenants, we may be required to incur substantial renovation costs to make our properties suitable for other life science tenants or other office tenants, which could adversely affect our operating performance.

We acquire or develop properties that include laboratory space and other features that we believe are generally desirable for life science industry tenants. However, different life science industry tenants may require different features in their properties, depending on each tenant's particular focus within the life science industry. If a current tenant is unable to pay rent and vacates a property, we may incur substantial expenditures to modify the property before we are able to re-lease the space to another life science industry tenant. This could hurt our operating performance and the value of your investment. Also, if the property needs to be renovated to accommodate multiple tenants, we may incur substantial expenditures before we are able to re-lease the space.

Additionally, our properties may not be suitable for lease to traditional office tenants without significant expenditures or renovations. Accordingly, any downturn in the life science industry may have a substantial negative impact on our properties' values.

Our success depends on key personnel with extensive experience dealing with the real estate needs of life science tenants, and the loss of these key personnel could threaten our ability to operate our business successfully.

Our future success depends, to a significant extent, on the continued services of our management team. In particular, we depend on the efforts of Alan D. Gold, our Chairman and Chief Executive Officer, R. Kent Griffin, Jr., our President and Chief Operating Officer, Greg N. Lubushkin, our Chief Financial Officer, Gary A. Kreitzer, our Executive Vice President, and Matthew G. McDevitt, our Executive Vice President, Real Estate. Among the reasons that Messrs. Gold, Griffin, Lubushkin, Kreitzer and McDevitt are important to our success are that they have extensive real estate and finance experience, and strong reputations within the life science industry. Our management team has developed informal relationships through past business dealings with numerous members of the scientific community, life science investors, current and prospective life science industry tenants and real estate brokers. We expect that their reputations will continue to attract business and investment opportunities before the active marketing of properties and will assist us in negotiations with lenders, existing and potential tenants, and industry personnel. If we lost their services, our relationships with such lenders, existing and prospective tenants, and industry personnel could suffer. We do not have employment agreements with any of our executive officers.

We may not be successful in acquiring and integrating properties that meet our investment criteria, which may impede our growth.

In addition to properties consisting of 2.3 million rentable square feet of laboratory and office space we acquired in connection with our initial public offering in August 2004, as of December 31, 2012, we had acquired or had acquired an interest in properties consisting of an additional 10.8 million rentable square feet of laboratory and office space (net of property dispositions). We continue to evaluate the market of available properties and may acquire properties when strategic opportunities exist. Changing market conditions, including competition from others, may diminish our opportunities for acquiring a desired property on favorable terms or at all. Even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction. We also may be unable to obtain financing on favorable terms (or at all), including continued access to our unsecured line of credit, which may be necessary or desirable to fund property acquisitions. We may not be able to quickly and efficiently integrate any properties that we acquire into our organization and manage and lease the new properties in a way that allows us to realize the financial returns that we expect. In addition, we may incur unanticipated costs to make necessary improvements or renovations to acquired properties. Furthermore, our efforts to integrate new property acquisitions may divert management's attention away from or cause disruptions to the operations at our existing properties. If we fail to successfully acquire new properties or integrate them into our portfolio, or if newly acquired properties fail to perform as we expect, our results of operations, financial condition and ability to pay distributions could suffer.

The geographic concentration of our properties in Boston, California and Maryland makes our business particularly vulnerable to adverse conditions affecting these markets.

As of December 31, 2012, our Boston properties represented 36.3% of our annualized base rent and 25.7% of our total leased square footage. As of December 31, 2012, our California properties located in San Francisco and San Diego represented 28.2% of our annualized base rent and 35.3% of our total leased square footage. As of December 31, 2012, our Maryland properties represented 13.7% of our annualized base rent and 13.8% of our total leased square footage. Because of this concentration in three geographic regions, we are particularly vulnerable to adverse conditions affecting Boston, California and Maryland, including general economic conditions, increased competition, a downturn in the local life science industry, real estate conditions, terrorist attacks, earthquakes and wildfires and other natural disasters occurring in these regions. In addition, we cannot assure you that these markets will continue to grow or remain favorable to the life science industry. The performance of the life science industry and the economy in general in these geographic markets may affect occupancy, market rental rates and expenses, and thus may affect our performance and the value of our properties. We are also subject to greater risk of loss from earthquakes or wildfires because of our properties' concentration in California. The close proximity of our properties in San Francisco to a fault line makes them more vulnerable to earthquakes than properties in many other parts of the country. Likewise, the wildfires occurring in the San Diego area, most recently in 2003 and in 2007, may make the properties we own in the San Diego area more vulnerable to fire damage or destruction than properties in many other parts of the country.

Our tax indemnification and debt maintenance obligations require us to make payments if we sell certain properties or repay certain debt, which could limit our operating flexibility.

In our formation transactions, Messrs. Gold and Kreitzer and certain other individuals contributed properties to our operating partnership. If we were to dispose of these contributed assets in a taxable transaction, Messrs. Gold and Kreitzer and the other contributors of those assets would suffer adverse tax consequences. In connection with these contribution transactions, we agreed to indemnify Messrs. Gold and Kreitzer and one other contributor against such adverse tax consequences for a period of ten years. This indemnification will help those contributors to preserve their tax positions after their contributions. The tax indemnification provisions were not negotiated in an arm's length transaction but were determined by our management team. We have also agreed to use reasonable best efforts consistent with our fiduciary duties to maintain at least $8.0 million of debt, some of which must be property specific, that these three contributors can guarantee in order to defer any taxable gain they may incur if our operating partnership repays existing debt. These tax indemnification and debt maintenance obligations may affect the way in which we conduct our business. During the indemnification period, these obligations may impact the timing and circumstances under which we sell the contributed properties or interests in entities holding the properties. For example, these tax indemnification payments could effectively reduce or eliminate any gain we might otherwise realize upon the sale or other disposition of the related properties. Accordingly, even if market conditions might otherwise dictate that it would be desirable to dispose of these properties, the existence of the tax indemnification obligations could result in a decision to retain the properties in our portfolio to avoid having to pay the tax indemnity payments. The existence of the debt maintenance obligations could require us to maintain debt at a higher level than we might otherwise choose. Higher debt levels could adversely affect our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

While we may seek to enter into tax-efficient joint ventures with third-party investors, we currently have no intention of disposing of these properties or interests in entities holding the properties in transactions that would trigger our tax indemnification obligations. The involuntary condemnation of one or more of these properties during the indemnification period could, however, trigger the tax indemnification obligations described above. The tax indemnity would equal the amount of the federal and state income tax liability the contributor would incur with respect to the gain allocated to the contributor. The calculation of the indemnity payment would not be reduced due to the time value of money or the time remaining within the indemnification period. The terms of the contribution agreements also require us to gross up the tax indemnity payment for the amount of income taxes due as a result of the tax indemnity payment. Messrs. Gold, and Kreitzer are potential recipients of these indemnification payments. Because of these potential payments their personal interests may diverge from those of BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with the ownership and operation of real estate assets and with factors affecting the real estate industry.

Our ability to make expected distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s stockholders depends on our ability to generate revenues in excess of expenses, our scheduled principal payments on debt and our capital expenditure requirements. Events and conditions that are beyond our control may decrease our cash available for distribution and the value of our properties. These events include:

- local oversupply, increased competition or reduced demand for life science office and laboratory space,
- inability to collect rent from tenants,
- vacancies or our inability to rent space on favorable terms,
- potential changes in U.S. accounting standards regarding leases making leasing of our properties less attractive to tenants,
- increased operating costs, including insurance premiums, utilities and real estate taxes,
- the ongoing need for capital improvements, particularly in older structures,
- unanticipated delays in the completion of our development or redevelopment projects,
- costs of complying with changes in governmental regulations, including usage, zoning, environmental and tax laws,
- the relative illiquidity of real estate investments,
- changing submarket demographics, and
- civil unrest, acts of war and natural disasters, including earthquakes, floods and fires, which may result in uninsured and underinsured losses.

In addition, we could experience a general decline in rents or an increased incidence of defaults under existing leases if any of the following occur:

- future periods of economic slowdown or recession,
- rising interest rates,
- declining demand for real estate, or
- the public perception that any of these events may occur.

Any of these events could adversely affect our financial condition, results of operations, cash flow, per share trading price of BioMed Realty Trust, Inc.'s common stock or preferred stock, ability to satisfy our debt service obligations and ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Illiquidity of real estate investments may make it difficult for us to sell properties in response to market conditions and could harm our financial condition and ability to make distributions.

Equity real estate investments are relatively illiquid and therefore will tend to limit our ability to vary our portfolio promptly in response to changing economic or other conditions. To the extent the properties are not subject to triple-net leases, some significant expenditures such as real estate taxes and maintenance costs are generally not reduced when circumstances cause a reduction in income from the investment. Should these events occur, our income and funds available for distribution could be adversely affected. If any of the parking leases or licenses associated with our Cambridge portfolio were to expire, or if we were unable to assign these leases to a buyer, it would be more difficult for us to sell these properties and would adversely affect our ability to retain current tenants or attract new tenants at these properties. In addition, as a REIT, BioMed Realty Trust, Inc. may be subject to a 100% tax on net income derived from the sale of property considered to be held primarily for sale to customers in the ordinary course of our business. We may seek to avoid this tax by complying with certain safe harbor rules that generally limit the number of properties we may sell in a given year, the aggregate expenditures made on such properties prior to their disposition, and how long we retain such properties before disposing of them. However, we can provide no assurance that we will always be able to comply with these safe harbors. If compliance is possible, the safe harbor rules may restrict our ability to sell assets in the future and achieve liquidity that may be necessary to fund distributions.

Declining real estate valuations and impairment charges could adversely affect our earnings and financial condition.

We review the carrying value of our properties when circumstances, such as adverse market conditions (including conditions resulting from the ongoing challenges facing the U.S. and U.K. economies), indicate potential impairment may exist. We base our review on an estimate of the future undiscounted cash flows (excluding interest charges) expected to result from the property's use and eventual disposition. We consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our evaluation indicates that we may be unable to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair-value of the property. These losses have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A worsening real estate market may cause us to reevaluate the assumptions used in our impairment analysis. Although we generally plan to own and operate our existing portfolio of properties over the long term, our ability and/or our intent with regard to the operation of our properties may change to dictate an earlier sale date, and an impairment loss may be recognized in connection with such a proposed sale to reduce the property to the lower of the carrying amount or fair-value less costs to sell. Such impairment charges could be material, and could adversely affect our financial condition, results of operations and per share trading price of BioMed Realty Trust, Inc.'s common stock and preferred stock. During 2012, we completed the exchange of a property for another real estate operating property, and the property disposed of was written down to its estimated fair-value, less costs to sell, which resulted in an impairment loss of $4.6 million.

We may be unable to renew leases, lease vacant space or re-lease space as leases expire, which could adversely affect our business and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

If we cannot renew leases, we may be unable to re-lease our properties at rates equal to or above the current rate. Even if we can renew leases, tenants may be able to negotiate lower rates as a result of market conditions. Market conditions may also hinder our ability to lease vacant space in newly developed or redeveloped properties. In addition, we may enter into or acquire leases for properties that are specially suited to the needs of a particular tenant. Such properties may require renovations, tenant improvements or other concessions in order to lease them to other tenants if the initial leases terminate. Any of these factors could adversely impact our financial condition, results of operations, cash flow, per share trading price of BioMed Realty Trust, Inc.'s common stock or preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Significant competition may decrease or prevent increases in our properties' occupancy and rental rates and may reduce our investment opportunities.

We face competition from various entities for investment opportunities in properties for life science tenants, including other REITs, such as health care REITs and suburban office property REITs, pension funds, insurance companies, investment funds and companies, partnerships, and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant or the geographic location of its investments. In the future, competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Further, as a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract tenants. This could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. As a result, our financial condition, results of operations, cash flow, per share trading price of BioMed Realty Trust, Inc.'s common stock or preferred stock, ability to satisfy our debt service obligations and ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders may be adversely affected.

Changes in accounting pronouncements could adversely affect our operating results, in addition to the reported financial performance of our tenants.

Accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Uncertainties posed by various initiatives of accounting standard-setting by the Financial Accounting Standards Board and the Securities and Exchange Commission, which create and interpret applicable accounting standards for U.S. companies, may change the financial accounting and reporting standards or their interpretation and application of these standards that govern the preparation of our financial statements. Proposed changes include, but are not limited to, changes in lease accounting and the adoption of accounting standards likely to require the increased use of "fair-value" measures.

These changes could have a material impact on our reported financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in potentially material restatements of prior period financial statements. Similarly, these changes could have a material impact on our tenants' reported financial condition or results of operations or could affect our tenants' preferences regarding leasing real estate.

Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

We carry commercial general liability, "all-risk" property insurance (subject to policy terms, conditions, limitations and exclusions), including fire and extended coverage, terrorism and loss of rental income insurance, covering all of our properties under a blanket portfolio policy, with the exception of property insurance on our McKellar Court, 9911 Belward Campus Drive and Shady Grove Road locations, which is carried directly by the tenants in accordance with the terms of their respective leases, and builders' risk policies for any projects under construction. In addition, we carry workers' compensation coverage for injury to our employees. We also carry environmental insurance for our properties. This insurance, subject to certain exclusions and deductibles, covers the cost to remediate environmental damage caused by unintentional future spills or the historic presence of previously undiscovered hazardous substances, as well as third-party bodily injury and property damage claims related to the release of hazardous substances. We intend to carry similar insurance with respect to future acquisitions as appropriate. A substantial portion of our properties are located in areas subject to earthquake loss, such as San Diego and San Francisco, California and Seattle, Washington. Although we presently carry earthquake insurance on our properties, the amount of earthquake insurance coverage we carry may not be sufficient to fully cover losses from earthquakes. In addition, we may discontinue earthquake, terrorism, windstorm or other insurance, or may elect not to procure such insurance, on some or all of our properties in the future if the cost of the premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss.

If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

The financial condition of one or more of these insurance companies could significantly deteriorate to the point that they may be unable to pay future insurance claims. This risk has increased as a result of the current economic environment and ongoing disruptions in the financial markets. The inability of any of these insurance companies to pay future claims under our policies may adversely affect our financial condition and results of operations.

We could incur significant costs related to government regulation and private litigation over environmental matters involving the presence, discharge or threat of discharge of hazardous or toxic substances, which could adversely affect our operations, the value of our properties, and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Our properties may be subject to environmental liabilities. Under various federal, state and local laws, a current or previous owner, operator or tenant of real estate can face liability for environmental contamination created by the presence, discharge or threat of discharge of hazardous or toxic substances. Liabilities can include the cost to investigate, clean up and monitor the actual or threatened contamination and damages caused by the contamination (or threatened contamination). Environmental laws typically impose such liability on the current owner regardless of:

- the owner's knowledge of the contamination,
- the timing of the contamination,

- the cause of the contamination, or
- the party responsible for the contamination.

The liability under such laws may be strict, joint and several, meaning that we may be liable regardless of whether we knew of, or were responsible for, the presence of the contaminants, and the government entity or private party may seek recovery of the entire amount from us even if there are other responsible parties. Liabilities associated with environmental conditions may be significant and can sometimes exceed the value of the affected property. The presence of hazardous substances on a property may adversely affect our ability to sell or rent that property or to borrow using that property as collateral.

Some of our properties have had contamination in the past that required cleanup. In most cases, we believe the contamination has been effectively remediated, and that any remaining contamination either does not require remediation or that the costs associated with such remediation will not be material to us. However, we cannot guarantee that additional contamination will not be discovered in the future or any identified contamination will not continue to pose a threat to the environment or that we will not have continued liability in connection with such prior contamination. Our Kendall Square properties, in Cambridge, Massachusetts, are located on the site of a former manufactured gas plant. Various remedial actions were performed on these properties, including soil stabilization to control the spread of oil and hazardous materials in the soil. Another of our properties, Elliott Avenue, has known soil contamination beneath a portion of the building located on the property. Based on environmental consultant reports, management does not believe any remediation of the Elliott Avenue property would be required unless major structural changes were made to the building that resulted in the soil becoming exposed. In addition, the remediation of certain environmental conditions at off-site parcels located in Cambridge, Massachusetts, which was an assumed obligation of one of our joint ventures with Prudential Real Estate Investors or PREI, PREI II LLC, had been substantially completed as of December 31, 2009. We do not expect these matters to materially adversely affect such properties' value or the cash flows related to such properties, but we can provide no assurances to that effect.

Environmental laws also:

- may require the removal or upgrade of underground storage tanks,
- regulate the discharge of storm water, wastewater and other pollutants,
- regulate air pollutant emissions,
- regulate hazardous materials generation, management and disposal, and
- regulate workplace health and safety.

Life science industry tenants, our primary tenant industry focus, frequently use hazardous materials, chemicals, heavy metals, and biological and radioactive compounds. Our tenants' controlled use of these materials subjects us and our tenants to laws that govern using, manufacturing, storing, handling and disposing of such materials and certain byproducts of those materials. We are unaware of any of our existing tenants violating applicable laws and regulations, but we and our tenants cannot completely eliminate the risk of contamination or injury from these materials. If our properties become contaminated, or if a party is injured, we could be held liable for any damages that result. Such liability could exceed our resources and any environmental remediation insurance coverage we have, which could adversely affect our operations, the value of our properties, and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders. Licensing requirements governing use of radioactive materials by tenants may also restrict the use of or ability to transfer space in buildings we own.

We could incur significant costs related to governmental regulation and private litigation over environmental matters involving asbestos-containing materials, which could adversely affect our operations, the value of our properties, and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Environmental laws also govern the presence, maintenance and removal of ACMs and may impose fines and penalties, including orders prohibiting the use of the affected property by us or our tenants, if we fail to comply with these requirements. Failure to comply with these laws, or even the presence of ACMs, may expose us to third-party liability. Some of our properties contain ACMs, and we could be liable for such fines or penalties, as described above in "Item 1. Business — Regulation — Environmental Matters."

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem, which could adversely affect the value of the affected property and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose us to liability to our tenants, their or our employees, and others if property damage or health concerns arise.

Compliance with the Americans with Disabilities Act (ADA) and similar laws may require us to make significant unanticipated expenditures.

All of our properties are required to comply with the ADA. The ADA requires that all public accommodations must meet federal requirements related to access and use by disabled persons. Although we believe that our properties substantially comply with present requirements of the ADA, we have not conducted an audit of all of such properties to determine compliance. If one or more properties are not in compliance with the ADA, then we would be required to bring the non-compliant properties into compliance. Compliance with the ADA could require removing access barriers. Non-compliance could result in imposition of fines by the U.S. government or an award of damages and/or attorneys' fees to private litigants, or both. Additional federal, state and local laws also may require us to modify properties or could restrict our ability to renovate properties. Complying with the ADA or other legislation could be very expensive. If we incur substantial costs to comply with such laws, our financial condition, results of operations, cash flow, per share trading price of BioMed Realty Trust, Inc.'s common stock or preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s stockholders could be adversely affected.

We may incur significant unexpected costs to comply with fire, safety and other regulations, which could adversely impact our financial condition, results of operations, and ability to make distributions.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and safety requirements, building codes and land use regulations. Failure to comply with these requirements could subject us to governmental fines or private litigant damage awards. In addition, we do not know whether existing requirements will change or whether future requirements, including any requirements that may emerge from pending or future climate change legislation, will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flow, the per share trading price of BioMed Realty Trust, Inc.'s common stock or preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Risks Related to Our Capital Structure

A downgrade in our investment grade credit rating could materially adversely affect our business and financial condition.

In April 2010, we received investment grade corporate credit ratings from two rating agencies. There can be no assurance that we will be able to maintain our current credit ratings. Any downgrades in terms of ratings or outlook by either or both of the rating agencies could have a material adverse impact on our cost and availability of capital, which could in turn have a material adverse impact on our financial condition, results of operations and liquidity and a material adverse effect on the market price of BioMed Realty Trust, Inc.'s common stock.

Debt obligations expose us to increased risk of property losses and may have adverse consequences on our business operations and our ability to make distributions.

We have used and will continue to use debt to finance property acquisitions. Our use of debt may have adverse consequences, including the following:

- We may not be able to refinance or extend our existing debt. If we cannot repay, refinance or extend our debt at maturity, in addition to our failure to repay our debt, we may be unable to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders at expected levels or at all.

- Even if we are able to refinance or extend our existing debt, the terms of any refinancing or extension may not be as favorable as the terms of our existing debt. If the refinancing involves a higher interest rate, it could adversely affect our cash flow and ability to make distributions to unitholders and stockholders.

- Required payments of principal and interest may be greater than our cash flow from operations.

- We may be forced to dispose of one or more of our properties, possibly on disadvantageous terms, to make payments on our debt.

- One or more lenders under our $750.0 million unsecured line of credit could refuse to fund their financing commitment to us or could fail, and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

- If we default on our debt obligations, the lenders or mortgagees may foreclose on our properties that secure those loans. Further, if we default under a mortgage loan, we will automatically be in default on any other loan that has cross-default provisions, and we may lose the properties securing all of these loans.

- A foreclosure on one of our properties will be treated as a sale of the property for a purchase price equal to the outstanding balance of the secured debt. If the outstanding balance of the secured debt exceeds our tax basis in the property, we would recognize taxable income on foreclosure without realizing any accompanying cash proceeds to pay the tax (or to make distributions based on REIT taxable income).

As of December 31, 2012, we had outstanding mortgage indebtedness of approximately $567.5 million, excluding approximately $4.1 million of debt premium; $180.0 million of outstanding aggregate principal amount of the Exchangeable Senior Notes due 2030, or the Exchangeable Senior Notes; $400.0 million of outstanding aggregate principal amount of the Unsecured Senior Notes due 2016, or the Notes due 2016, excluding approximately $1.7 million of debt discount; $250.0 million of outstanding aggregate principal amount of the Unsecured Senior Notes due 2020, or the Notes due 2020, excluding approximately $2.0 million of debt discount; $250.0 million of outstanding aggregate principal amount of the Notes due 2022, excluding approximately $2.1 million of debt discount; approximately $405.5 million in outstanding borrowings under our Unsecured Senior Term Loan; $118.0 million in outstanding borrowings under our $750.0 million unsecured line of credit; and $27.8 million of borrowings under a secured loan representing our proportionate share of indebtedness in our unconsolidated partnerships. We expect to incur additional debt in connection with future acquisitions and development. Our organizational documents do not limit the amount or percentage of debt that we may incur. As of December 31, 2012, the principal payments due for our consolidated indebtedness were $8.4 million in 2013, $339.1 million in 2014 and $124.5 million in 2015. Our consolidated indebtedness that matures in 2014 includes a mortgage secured by our Center for Life Science | Boston property. Given current economic conditions including, but not limited to, the ongoing challenges impacting the global financial system, we may be unable to refinance these obligations when due, which may negatively affect our ability to conduct operations.

Disruptions in the financial markets and the downturn of the broader U.S. economy could affect our ability to obtain debt financing on reasonable terms, or at all, and have other adverse effects on us.

In recent years, the U.S. credit markets have experienced significant dislocations and liquidity disruptions. These circumstances have materially impacted liquidity in the debt markets, making financing terms for some borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing debt maturities on reasonable terms (or at all), which may negatively affect our ability to conduct operations, make acquisitions and fund current and future development and redevelopment projects. In addition, if the financial position of the lenders under our unsecured line of credit worsened they could default on their obligations to make available to us the funds under that facility. A prolonged downturn in the credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly. In addition, these factors could make it more difficult for us to sell properties or adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing. Adverse events in the credit markets could also have an adverse effect on other financial markets in the United States and globally, including the stock markets, which could make it more difficult or costly for us to raise capital through the issuance of common stock, preferred stock or other equity securities.

Reduced access to liquidity could have a negative impact on the U.S. economy, affecting consumer confidence and spending and negatively impacting the volume and pricing of real estate transactions. If there were a downturn in the national economy, the value of our properties, as well as the income we receive from our properties, could be adversely affected.

Disruptions in the financial markets could also have other adverse effects on us or the economy generally, which could adversely affect our ability to service our debt obligations and our ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Increases in interest rates could increase the amount of our debt payments, adversely affecting our ability to service our debt obligations and pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Interest we pay could reduce cash available for payments with respect to distributions. Additionally, if we incur variable rate debt, including borrowings under our $750.0 million unsecured line of credit, to the extent not adequately hedged, increases in interest rates would increase our interest costs. These increased interest costs would reduce our cash flows and our ability to make payments with respect to distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s stockholders. In addition, if we need to repay existing debt during a period of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

The terms governing our unsecured line of credit, Notes due 2016, Notes due 2020 and Notes due 2022 include restrictive covenants relating to our operations, which could limit our ability to respond to changing market conditions and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

The terms of our unsecured line of credit impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt, including financial covenants relating to the minimum amounts of net worth, fixed charge coverage, unsecured debt service coverage, overall leverage and unsecured leverage ratios, the maximum amount of secured indebtedness and certain investment limitations. The indentures governing the Notes due 2016, the Notes due 2020 and the Notes due 2022 also contain financial and operating covenants that, among other things, restrict our ability to take specific actions, even if we believe them to be in our best interest, including restrictions on our ability to (1) consummate a merger, consolidation or sale of all or substantially all of our assets and (2) incur additional secured and unsecured indebtedness.

The covenants relating to our unsecured line of credit, the Notes due 2016, the Notes due 2020 and the Notes due 2022 may adversely affect our flexibility and our ability to achieve our operating plans. Our ability to comply with these covenants and other provisions relating to our credit agreement governing our unsecured line of credit and the indentures governing the Notes due 2016, the Notes due 2020 and the Notes due 2022 may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events adversely impacting us. The breach of any of these covenants could result in a default under our indebtedness, which could cause those and other obligations to become due and payable. If any of our indebtedness is accelerated, we may not be able to repay it, pursue our business plan or make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

If we fail to obtain external sources of capital, which is outside of our control, we may be unable to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders, maintain our REIT qualification, or fund growth.

In order to maintain BioMed Realty Trust, Inc.'s qualification as a REIT and to avoid incurring a nondeductible excise tax, we are required, among other things, to distribute annually at least 90% of BioMed Realty Trust, Inc.'s REIT taxable income, excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of BioMed Realty Trust, Inc.'s net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we rely on third-party sources to fund our capital needs. We may not be able to obtain financings on favorable terms or at all. Our access to third-party sources of capital depends, in part, on:

- general market conditions,
- the market's perception of our growth potential,
- with respect to acquisition financing, the market's perception of the value of the properties to be acquired,
- our current debt levels,
- our current and expected future earnings,
- our cash flow and cash distributions, and
- the market price per share of BioMed Realty Trust, Inc.'s common stock or preferred stock.

Our inability to obtain capital from third-party sources will adversely affect our business and limit our growth. Without sufficient capital, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to BioMed Realty Trust, Inc.'s stockholders necessary to maintain our qualification as a REIT.

We have and may continue to engage in hedging transactions, which can limit our gains and increase exposure to losses.

We have and may continue to enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating-rate debt. Our hedging transactions may include entering into interest rate swap agreements or interest rate cap or floor agreements, or other interest rate exchange contracts. Hedging activities may not have the desired beneficial impact on our results of operations or financial condition. No hedging activity can completely insulate us from the risks associated with changes in interest rates. Moreover, interest rate hedging could fail to protect us or adversely affect us because, among other things:

- Available interest rate hedging may not correspond directly with the interest rate risk for which we seek protection.
- The duration or the amount of the hedge may not match the duration or amount of the related liability.
- The party owing money in the hedging transaction may default on its obligation to pay.
- The credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction.
- The value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair-value. Downward adjustments, or "mark-to-market losses," would reduce our stockholders' equity.

Hedging involves risk and typically involves costs, including transaction costs, that may reduce our overall returns on our investments. These costs increase as the period covered by the hedging increases and during periods of rising and volatile interest rates. These costs will also limit the amount of cash available for distribution to stockholders. We generally intend to hedge as much of the interest rate risk as management determines is in our best interests given the cost of such hedging transactions. The REIT qualification rules may limit our ability to enter into hedging transactions by requiring us to limit our income from hedges. If we are unable to hedge effectively because of the REIT rules, we will face greater interest rate exposure than may be commercially prudent.

Risks Related to Our Organizational Structure

BioMed Realty Trust, Inc.'s charter and Maryland law contain provisions that may delay, defer or prevent a change of control transaction and may prevent stockholders from receiving a premium for their shares.

BioMed Realty Trust, Inc.'s charter, including the articles supplementary with respect to its preferred stock, contains ownership limits that may delay, defer or prevent a change of control transaction. BioMed Realty Trust, Inc.'s charter, with certain exceptions, authorizes BioMed Realty Trust, Inc.'s directors to take such actions as are necessary and desirable to preserve its qualification as a REIT. Unless exempted by its board of directors, no person may own more than 9.8% of the value of BioMed Realty Trust, Inc.'s outstanding shares of capital stock or more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of its common stock or Series A preferred stock. The board may not grant such an exemption to a person whose ownership in excess of 9.8% of BioMed Realty Trust, Inc.'s outstanding shares would result in BioMed Realty Trust, Inc.'s failure to qualify as a REIT. These restrictions on transferability and ownership will not apply if BioMed Realty Trust, Inc.'s board of directors determines that it is no longer in BioMed Realty Trust, Inc.'s best interests to qualify as a REIT. The ownership limit may delay or impede a transaction or a change of control that might involve a premium price for BioMed Realty Trust, Inc.'s common stock or otherwise be in the best interests of its stockholders.

BioMed Realty Trust, Inc. could authorize and issue stock without stockholder approval that may delay, defer or prevent a change of control transaction. BioMed Realty Trust, Inc.'s charter authorizes it to issue additional authorized but unissued shares of its common stock or preferred stock. In addition, BioMed Realty Trust, Inc.'s board of directors may classify or reclassify any unissued shares of BioMed Realty Trust, Inc.'s common stock or preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. The board may also, without stockholder approval, amend BioMed Realty Trust, Inc.'s charter to increase or decrease the authorized number of shares of BioMed Realty Trust, Inc.'s common stock or preferred stock that it may issue. The board of directors could establish a class or series of common stock or preferred stock that could, depending on the terms of such class or series, delay, defer or prevent a transaction or a change of control that might involve a premium price for BioMed Realty Trust, Inc.'s common stock or otherwise be in the best interests of its stockholders.

Certain provisions of Maryland law could delay, defer or prevent a change of control transaction. Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control. In some cases, such an acquisition or change of control could provide BioMed Realty Trust, Inc.'s stockholders with the opportunity to realize a premium over the then-prevailing market price of their shares. These MGCL provisions include:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" or an affiliate of an interested stockholder for certain periods. An "interested stockholder" is generally any person who beneficially owns 10% or more of the voting power of BioMed Realty Trust, Inc.'s outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of BioMed Realty Trust, Inc.'s then outstanding stock. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. Business combinations with an interested stockholder are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. After that period, the MGCL imposes two super-majority voting requirements on such business combinations, and

- "control share" provisions that provide that holders of "control shares" of BioMed Realty Trust, Inc. acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter (excluding interested shares). "Control shares" are voting shares that, when aggregated with all other shares owned by the stockholder or in respect of which the stockholder is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors. A "control share acquisition" is the direct or indirect acquisition of ownership or control of "control shares."

In the case of the business combination provisions of the MGCL, we opted out by resolution of BioMed Realty Trust, Inc.'s board of directors with respect to any business combination between us and any person provided such business combination is first approved by BioMed Realty Trust, Inc.'s board of directors (including a majority of directors who are not affiliates or associates of such person). In the case of the control share provisions of the MGCL, we opted out pursuant to a provision in BioMed Realty Trust, Inc.'s bylaws. However, BioMed Realty Trust, Inc.'s board of directors may by resolution elect to opt in to the business combination provisions of the MGCL. Further, we may opt in to the control share provisions of the MGCL in the future by amending BioMed Realty Trust, Inc.'s bylaws, which BioMed Realty Trust, Inc.'s board of directors can do without stockholder approval.

The partnership agreement of BioMed Realty, L.P., Maryland law, and BioMed Realty Trust, Inc.'s charter and bylaws also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for BioMed Realty Trust, Inc.'s common stock or otherwise be in the best interests of its stockholders.

BioMed Realty Trust, Inc.'s board of directors may amend our investing and financing policies in a manner that could increase the risk we default under our debt obligations or that could harm our business and results of operations.

BioMed Realty Trust, Inc.'s board of directors has adopted a policy of targeting our indebtedness at approximately 50% of our total asset book value. However, our organizational documents do not limit the amount or percentage of debt that we may incur, nor do they limit the types of properties we may acquire or develop. BioMed Realty Trust, Inc.'s board of directors may alter or eliminate our current policy on borrowing or investing at any time without stockholder approval. Changes in our strategy or in our investment or leverage policies could expose us to greater credit risk and interest rate risk and could also result in a more leveraged balance sheet. These factors could result in an increase in our debt service and could adversely affect our cash flow and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders. Higher leverage also increases the risk we could default on our debt.

We may invest in properties with other entities, and our lack of sole decision-making authority or reliance on a co-venturer's financial condition could make these joint venture investments risky.

We have in the past and may continue in the future to co-invest with third parties through partnerships, joint ventures or other entities. We may acquire non-controlling interests or share responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such events, we would not be in a position to exercise sole decision-making authority regarding the property or entity. Investments in entities may, under certain circumstances, involve risks not present were a third party not involved. These risks include the possibility that partners or co-venturers:

- might become bankrupt or fail to fund their share of required capital contributions,

- may have economic or other business interests or goals that are inconsistent with our business interests or goals, and

- may be in a position to take actions contrary to our policies or objectives.

Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers if:

- we structure a joint venture or conduct business in a manner that is deemed to be a general partnership with a third party, in which case we could be liable for the acts of that third party,

- third-party managers incur debt or other liabilities on behalf of a joint venture which the joint venture is unable to pay, and the joint venture agreement provides for capital calls, in which case we could be liable to make contributions as set forth in any such joint venture agreement, or

- we agree to cross-default provisions or to cross-collateralize our properties with the properties in a joint venture, in which case we could face liability if there is a default relating to those properties in the joint venture or the obligations relating to those properties.

We have investments in joint ventures with PREI, which were formed in the second quarter of 2007. While we, as managing member, are authorized to carry out the day-to-day management of the business and affairs of the PREI joint ventures, PREI's prior written consent is required for certain decisions, including decisions relating to financing, budgeting and the sale or pledge of interests in the properties owned by the PREI joint ventures.

Risks Related to BioMed Realty Trust, Inc.'s REIT Status

BioMed Realty Trust, Inc.'s failure to qualify as a REIT under the Code would result in significant adverse tax consequences to us and would adversely affect our business.

We believe that we have operated and intend to continue operating in a manner intended to allow BioMed Realty Trust, Inc. to qualify as a REIT for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The fact that we hold substantially all of our assets through our operating partnership further complicates the application of the REIT requirements. Even a seemingly minor technical or inadvertent mistake could jeopardize BioMed Realty Trust, Inc.'s REIT status. BioMed Realty Trust, Inc.'s REIT status depends upon various factual matters and circumstances that may not be entirely within our control. For example, in order for BioMed Realty Trust, Inc. to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must satisfy a number of requirements regarding the composition of our assets. Also, BioMed Realty Trust, Inc. must make distributions to stockholders aggregating annually at least 90% of BioMed Realty Trust, Inc.'s REIT taxable income, excluding capital gains. In addition, new legislation, regulations, administrative interpretations or court decisions, each of which could have retroactive effect, may make it more difficult or impossible for BioMed Realty Trust, Inc. to qualify as a REIT, or could reduce the desirability of an investment in a REIT relative to other investments. We have not requested and do not plan to request a ruling from the IRS that BioMed Realty Trust, Inc. qualifies as a REIT, and the statements in this report are not binding on the IRS or any court. Accordingly, we cannot be certain that BioMed Realty Trust, Inc. has qualified or will continue to qualify as a REIT.

If BioMed Realty Trust, Inc. fails to qualify as a REIT in any taxable year, we will face serious adverse tax consequences that would substantially reduce the funds available to make payments of principal and interest on the debt securities we issue and for distribution to BioMed Realty Trust, Inc.'s stockholders. If BioMed Realty Trust, Inc. fails to qualify as a REIT:

- we would not be allowed to deduct distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates,

- we could also be subject to the federal alternative minimum tax and possibly increased state and local taxes, and

- unless we are entitled to relief under applicable statutory provisions, BioMed Realty Trust, Inc. could not elect to be taxed as a REIT for four taxable years following the year in which BioMed Realty Trust, Inc. was disqualified.

In addition, if BioMed Realty Trust, Inc. fails to qualify as a REIT, we will not be required to make distributions to stockholders; however, distributions to BioMed Realty Trust, Inc.'s stockholders would be subject to tax as corporate dividends to the extent of our current and accumulated earnings and profits. As a result of all these factors, BioMed Realty Trust, Inc.'s failure to qualify as a REIT could impair our ability to expand our business and raise capital and would adversely affect the value of BioMed Realty Trust, Inc.'s common stock and preferred stock.

To maintain BioMed Realty Trust, Inc.'s REIT status, we may be forced to borrow funds during unfavorable market conditions to make distributions to BioMed Realty Trust, Inc.'s stockholders.

For BioMed Realty Trust, Inc. to qualify as a REIT, we generally must distribute to BioMed Realty Trust, Inc.'s stockholders at least 90% of our REIT taxable income each year, determined by excluding any net capital gain, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To maintain BioMed Realty Trust, Inc.'s REIT status and avoid the payment of income and excise taxes we may need to borrow funds to meet the REIT distribution requirements. These borrowing needs could result from:

- differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes,
- the effect of non-deductible capital expenditures,
- the creation of reserves, or
- required debt or amortization payments.

We may need to borrow funds at times when the then-prevailing market conditions are not favorable for borrowing. These borrowings could increase our costs or reduce our equity and adversely affect the value of BioMed Realty Trust, Inc.'s common stock or preferred stock.

To maintain BioMed Realty Trust, Inc.'s REIT status, we may be forced to forego otherwise attractive opportunities.

For BioMed Realty Trust, Inc. to qualify as a REIT, we must satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to BioMed Realty Trust, Inc.'s stockholders and the ownership of BioMed Realty Trust, Inc.'s stock. We may be required to make distributions to BioMed Realty Trust, Inc.'s stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Risks Related to the Ownership of BioMed Realty Trust, Inc. Stock

The market price and trading volume of BioMed Realty Trust, Inc.'s common stock may be volatile.

The market price of BioMed Realty Trust, Inc.'s common stock has recently been, and may continue to be, volatile. In addition, the trading volume in BioMed Realty Trust, Inc.'s common stock may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of BioMed Realty Trust, Inc.'s common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect BioMed Realty Trust, Inc.'s share price or result in fluctuations in the price or trading volume of BioMed Realty Trust, Inc.'s common stock include:

- actual or anticipated variations in our quarterly operating results or distributions,
- changes in our funds from operations or earnings estimates,
- publication of research reports about us or the real estate industry,
- increases in market interest rates that lead purchasers of BioMed Realty Trust, Inc.'s shares to demand a higher yield,
- changes in market valuations of similar companies,
- adverse market reaction to any additional debt we incur or acquisitions we make in the future,
- additions or departures of key management personnel,
- actions by institutional stockholders,

- speculation in the press or investment community,
- the realization of any of the other risk factors presented in this report, and
- general market and economic conditions.

Broad market fluctuations could negatively impact the market price of BioMed Realty Trust, Inc.'s common stock and preferred stock.

The stock market has experienced continuing significant price and volume fluctuations that have affected the market price of the securities of many companies in industries similar or related to ours and that have been unrelated to these companies' operating performance. These broad market fluctuations could reduce the market price of BioMed Realty Trust, Inc.'s common stock and preferred stock. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations. Either of these factors could lead to a material decline in the market price of BioMed Realty Trust, Inc.'s common stock and preferred stock.

Market interest rates may have an adverse effect on the market price of BioMed Realty Trust, Inc.'s common stock and preferred stock.

One of the factors that will influence the price of BioMed Realty Trust, Inc.'s common stock and preferred stock will be the dividend yield on such stock (as a percentage of the price of the stock) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of BioMed Realty Trust, Inc.'s common stock or preferred stock to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of BioMed Realty Trust, Inc.'s common stock and preferred stock to fall.

Our distributions to unitholders and stockholders may decline at any time.

We may not continue our current level of distributions to unitholders and stockholders. BioMed Realty Trust, Inc.'s board of directors will determine future distributions based on a number of factors, including:

- cash available for distribution,
- operating results,
- our financial condition, especially in relation to our anticipated future capital needs,
- then current expansion plans,
- the distribution requirements for REITs under the Code, and
- other factors our board deems relevant.

In April 2009, in an effort to maintain financial flexibility in light of the current capital markets environment, we reset our annual dividend rate on shares of BioMed Realty Trust, Inc.'s common stock and the annual distribution rate on BioMed Realty, L.P.'s OP units to $0.44 per share or unit, starting in the second quarter of 2009. We subsequently increased these rates periodically and declared dividends and distributions equal to an annualized rate of $0.94 per share or unit, starting in the fourth quarter of 2012. The decision to declare and pay dividends on shares of BioMed Realty Trust, Inc.'s common stock or distributions to BioMed Realty, L.P.'s OP units in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of BioMed Realty Trust, Inc.'s board of directors in light of conditions then existing, including our earnings, financial condition, capital requirements, debt maturities, the availability of debt and equity capital, applicable REIT and legal restrictions and the general overall economic conditions and other factors. Any change in our dividend policy could have a material adverse effect on the market price of BioMed Realty Trust, Inc.'s common stock.

The number of shares of BioMed Realty Trust, Inc.'s common stock available for future sale could adversely affect the market price of BioMed Realty Trust, Inc.'s common stock.

We cannot predict whether future issuances of shares of BioMed Realty Trust, Inc.'s common stock or the availability of shares for resale in the open market will decrease the market price per share of BioMed Realty Trust, Inc.'s common stock. As of December 31, 2012, 154,327,818 shares of BioMed Realty Trust, Inc.'s common stock were issued and outstanding, as well as BioMed Realty L.P.'s operating partnership units and LTIP units which may be exchanged for 2,579,788 and 352,970 shares of BioMed Realty Trust, Inc.'s common stock, respectively, based on the number of shares of common stock, operating partnership units and LTIP units outstanding as of December 31, 2012. In addition, as of December 31, 2012, we had reserved an additional 1,859,914 shares of common stock for future issuance under our incentive award plan, and 10,259,496 shares potentially issuable upon exchange of the Exchangeable Senior Notes (based on the exchange rate as of December 31, 2012). Sales of substantial amounts of shares of BioMed Realty Trust, Inc.'s common stock in the public market, or upon exchange of operating partnership units, LTIP units, or the Exchangeable Senior Notes, or the perception that such sales might occur, could adversely affect the market price of BioMed Realty Trust, Inc.'s common stock.

Furthermore, under the rules adopted by the Securities and Exchange Commission regarding registration and offering procedures, if we meet the definition of a "well-known seasoned issuer" under Rule 405 of the Securities Act, we are permitted to file an automatic shelf registration statement that will be immediately effective upon filing. On August 31, 2012, we filed such an automatic shelf registration statement which may permit us, from time to time, to offer and sell debt securities, common stock, preferred stock, warrants and other securities to the extent necessary or advisable to meet our liquidity needs.

Any of the following could have an adverse effect on the market price of BioMed Realty Trust, Inc.'s common stock:

- the exchange of operating partnership units, LTIP units or the Exchangeable Senior Notes,
- additional grants of LTIP units, restricted stock or other securities to our directors, executive officers and other employees under our incentive award plan,
- additional issuances of preferred stock with liquidation or distribution preferences, and
- other issuances of BioMed Realty Trust, Inc.'s common stock.

Additionally, the existence of operating partnership units, LTIP units or the Exchangeable Senior Notes and shares of BioMed Realty Trust, Inc.'s common stock reserved for issuance upon exchange of operating partnership units, LTIP units or the Exchangeable Senior Notes and under our incentive award plan may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of shares of BioMed Realty Trust, Inc.'s common stock may be dilutive to existing stockholders.

From time to time we also may issue shares of BioMed Realty Trust, Inc.'s common stock or BioMed Realty, L.P. operating partnership units in connection with property, portfolio or business acquisitions. We may grant additional demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of BioMed Realty Trust, Inc.'s common stock, or the perception that these sales could occur, may adversely affect the prevailing market price of BioMed Realty Trust, Inc.'s common stock or may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities.

Risks Related to International Operations

Our ownership of Granta Park in the United Kingdom and future activities outside the United States may subject us to risks different from and potentially greater than those associated with our domestic operations.

In June 2012, we acquired Granta Park, comprising eleven laboratory and office buildings and a total of approximately 472,200 square feet of space, as well as approximately 138,400 square feet of development and expansion rights, in Cambridge, United Kingdom. The purchase price for the property was £126.8 million, or approximately $196.0 million (based on the exchange rate in effect as of June 8, 2012), excluding transaction costs. In addition to Granta Park, in the future we may underwrite and acquire other properties or interests in real estate related entities in international markets that are new to us. Our international investments, consisting only of Granta Park, constituted 3.8% of our total gross assets as of December 31, 2012.

International development, ownership and operating activities involve risks that are different from and potentially greater than those we face with respect to our domestic properties and operations. These risks include but are not limited to:

- our limited knowledge of and relationships with sellers, tenants, contractors, suppliers or other parties in these markets;

- challenges in managing and integrating international operations, development and redevelopment, including difficulty in hiring qualified management, sales and construction personnel and service providers in a timely fashion;

- changes in foreign political, regulatory and economic conditions, including regionally, nationally and locally;

- challenges of complying with a wide variety of foreign laws and regulations, including those relating to real estate, corporate governance, operations, taxes, employment and legal proceedings;

- establishing effective controls and procedures to regulate the operations of new offices and to monitor compliance with U.S. laws and regulations such as the Foreign Corrupt Practices Act and similar foreign laws and regulations;

- adverse effects of changes in exchange rates for foreign currencies;

- challenges with respect to the repatriation of foreign earnings;

- differences in lending practices; and

- differences in languages, cultures and time zones.

The realization of any of these risks could have an adverse impact on our results of operations and financial condition.

We are subject to risks from potential fluctuations in exchange rates between the U.S. dollar and foreign currencies.

We acquired Granta Park in June 2012, and may acquire additional properties in the United Kingdom or in other countries where the U.S. dollar is not the local currency. As a result, we are subject to international currency risk from the potential fluctuations in exchange rates between the U.S. dollar and the local currency. A significant decrease in the value of the British pound or other currencies in countries where we may have an investment could materially affect our results of operations. We may attempt to mitigate such effects by borrowing in the local foreign currency in which we invest and, under certain circumstances, by hedging exchange rate fluctuations; however, access to capital may be more restricted, or unavailable on favorable terms or at all, in certain locations, and we cannot assure you that our efforts will successfully neutralize all international currency risks. In addition, any international currency gain recognized with respect to changes in exchange rates may not qualify under the 75% gross income test or the 95% gross income test that we must satisfy annually in order to qualify and maintain our status as a REIT.

Risks Related to Our Other Investments

We face risks associated with our investment in a construction loan secured by a property under development and future investments in loans, including a failure of an underlying property to perform to expectations and potential principal losses on our investment.

In May 2012, we purchased a $255.0 million interest in a $355.0 million construction loan, or the Construction Loan, secured by first priority mortgages on the properties owned and under development by the borrower located in Boston, Massachusetts, and may make similar investments in the future. We began funding the Construction Loan in monthly draws starting in the fourth quarter of 2012 and expect to fund the full balance of the Construction Loan by the first quarter of 2014. We face risks associated with our investment in the Construction Loan and other similar investments that we may undertake in the future, including the following:

- A loan may become non-performing or sub-performing for a variety of reasons outside of our control, including, without limitation, because the underlying property is too highly leveraged, the borrower falls upon financial distress or the property fails to perform as expected, resulting in the borrower being unable to meet its debt service obligations to us.

- A non-performing or sub-performing loan may require a substantial amount of workout negotiations and/or restructuring, which may divert the attention of our management from other activities and entail, among other things, a substantial reduction in the interest rate, capitalization of interest payments and a substantial write-down of the principal of the loan.

- If we find it necessary or desirable to foreclose on one or more loans we acquire, the foreclosure process may be lengthy and expensive, with an uncertain outcome, and the underlying property's value may deteriorate as a result.

- As is the case with our investment in the Construction Loan, we may co-invest in mortgage loans with other investors. As a result, we may lack sole decision-making authority, rely on co-investors' financial condition and/or have disputes between us and other co-investors. In addition, such co-investors may become bankrupt or fail to fund their share of required capital contributions, have economic or other business interests or goals that are inconsistent with our business interests or goals, or take actions contrary to our policies or objectives.

The realization of any of these risks could have an adverse impact on our results of operations and financial condition.

External factors may adversely impact the valuation of our investments in publicly traded companies, privately held companies and venture capital funds.

We hold investments in certain publicly traded companies, privately held companies and venture capital funds primarily involved in the life science industry. The valuation of these investments is affected by many external factors beyond our control, including, but not limited to, market prices, economic conditions, prospects for favorable or unfavorable clinical trial results, the availability of financing sources, legislative developments, new product initiatives and new collaborative agreements. Unfavorable developments with respect to any of these factors may have an adverse impact on the valuation of our investments.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Existing Portfolio

At December 31, 2012, we owned or had interests in a portfolio of properties with an aggregate of approximately 13.1 million rentable square feet.

The following reflects the classification of our properties between stabilized properties (operating properties in which more than 90% of the rentable square footage is under lease), lease up properties (operating properties in which less than 90% of the rentable square footage is under lease), redevelopment properties (properties that are currently being prepared for their intended use), pre-development properties (development properties that are engaged in activities related to planning, entitlement, or other preparations for future construction), unconsolidated partnership properties (properties which we partially own, but are not included in our consolidated financial statements) and development potential (representing management's estimates of rentable square footage if development of these properties was undertaken) at December 31, 2012:

	Gross Book Value *(In thousands)*	Buildings	Rentable Square Feet	Weighted-Average Leased (1)
Stabilized	$ 3,569,603	111	8,482,603	99.4%
Lease up	1,084,068	47	4,040,095	68.1%
Total operating portfolio	4,653,671	158	12,522,698	92.1%
Redevelopment	47,508	4	196,867	42.5%
Pre-development	74,015	—	696,000	—
Unconsolidated partnership portfolio	32,367	3	352,863	56.4%
Development potential	147,972	—	3,315,000	—
Total portfolio	$ 4,955,533	165	17,083,428	

(1) Calculated based on gross book value for each asset multiplied by the percentage leased.

Our total portfolio by market at December 31, 2012 was as follows:

		Current (1)			Expiration (2)		
Market	Leased Square Feet	Annualized Base Rent *(In thousands)*	Percent of Annualized Base Rent	Annualized Base Rent per Leased Sq Ft	Annualized Base Rent *(In thousands)*	Percent of Annualized Base Rent	Annualized Base Rent per Leased Sq Ft
Boston	2,965,171	$ 159,620	36.3%	$ 53.83	$ 171,425	33.8%	$ 57.81
San Francisco	2,237,448	64,113	14.6%	28.65	77,141	15.2%	34.48
Maryland	1,589,217	60,365	13.7%	37.98	75,450	14.9%	47.48
San Diego	1,840,037	59,552	13.6%	32.36	74,377	14.7%	40.42
New York / New Jersey	1,187,886	40,185	9.2%	33.83	49,435	9.8%	41.62
Pennsylvania	652,009	15,210	3.5%	23.33	16,103	3.2%	24.70
Seattle	248,263	12,038	2.7%	48.49	14,144	2.8%	56.97
University Related - Other	829,576	28,052	6.4%	33.81	28,742	5.6%	34.65
Total portfolio / weighted-average	11,549,607	$ 439,135	100.0%	$ 38.02	$ 506,817	100.0%	$ 43.88

(1) Current annualized base rent is the monthly contractual rent as of the period end, or if rent has not yet commenced, the first monthly rent payment due at each rent commencement date, multiplied by 12 months.

(2) Annualized base rent at expiration is the monthly contractual rent as of date of expiration of the applicable lease (not including any extension option(s)), multiplied by 12 months.

Properties we owned, or had an ownership interest in, at December 31, 2012 were as follows:

Property	Rentable Square Feet	Percent Leased
Boston		
Albany Street	75,003	100.0%
320 Bent Street	195,198	98.1%
301 Binney Street	417,290	96.7%
301 Binney Street Garage	503 Stalls	100.0%
210 Broadway	64,812	50.7%
Center for Life Science | Boston	704,159	98.8%
Charles Street	47,912	100.0%
Coolidge Avenue	37,684	78.3%
21 Erie Street	48,627	100.0%
40 Erie Street	100,854	100.0%
47 Erie Street Parking Structure	447 Stalls	100.0%
Fresh Pond Research Park	90,702	98.3%
50 Hampshire Street	183,052	100.0%
60 Hampshire Street	39,014	100.0%
Kendall Crossing Apartments	37 Apts.	94.5%
500 Kendall Street (Kendall D)	349,325	99.2%
675 W. Kendall Street (Kendall A)	302,919	100.0%
Sidney Street	191,904	100.0%
Vassar Street	60,845	100.0%
San Francisco		
Ardentech Court	55,588	100.0%
Ardenwood Venture (1)	72,500	83.2%
Bayshore Boulevard	183,344	100.0%
Bridgeview Technology Park I	201,567	87.6%
Bridgeview Technology Park II	50,400	57.0%
550 Broadway Street	71,239	100.0%
Dumbarton Circle	44,000	100.0%
Gateway Business Park	284,013	94.4%
Industrial Road	175,144	100.0%
Kaiser Drive	87,953	56.8%
Pacific Industrial Center	305,026	71.9%
Pacific Research Center North	661,245	66.1%
Pacific Research Center South	423,246	62.3%
Science Center at Oyster Point	204,887	100.0%
Maryland		
Beckley Street	77,225	100.0%
9900 Belward Campus Drive	49,317	83.8%
9901 Belward Campus Drive	57,152	99.9%

Property	Rentable Square Feet	Percent Leased
9911 Belward Campus Drive	289,912	100.0%
9920 Belward Campus Drive	51,181	100.0%
9704 Medical Center Drive	122,600	100.0%
9708-9714 Medical Center Drive (2)	92,124	17.4%
1701 / 1711 Research Blvd (2)	104,743	100.0%
Shady Grove Road	635,058	100.0%
Tributary Street	91,592	100.0%
50 West Watkins Mill Road	57,410	34.8%
55 / 65 West Watkins Mill Road	82,405	100.0%
San Diego		
Balboa Avenue	35,344	100.0%
Bernardo Center Drive	61,286	100.0%
Coast 9	164,074	75.3%
4570 Executive Drive	125,219	85.3%
Faraday Avenue	28,704	100.0%
Gazelle Court	176,000	100.0%
3525 John Hopkins Court	48,306	100.0%
3545-3575 John Hopkins Court	72,192	84.6%
6114-6154 Nancy Ridge Drive	196,557	100.0%
6122-6126 Nancy Ridge Drive	68,000	100.0%
6828 Nancy Ridge Drive	42,138	100.0%
Pacific Center Boulevard	66,745	100.0%
Road to the Cure	67,998	54.7%
San Diego Science Center	105,364	72.9%
10240 Science Center Drive	49,347	100.0%
10255 Science Center Drive	53,740	100.0%
Sorrento Plaza	31,184	100.0%
Sorrento Valley Boulevard	54,924	100.0%
11388 Sorrento Valley Road	35,940	100.0%
Summers Ridge	—	100.0%
Torreyana Road	81,204	100.0%
9865 Towne Centre Drive	94,866	100.0%
9885 Towne Centre Drive	104,870	100.0%
Waples Street	50,055	100.0%
Wateridge Circle	106,490	77.5%
New York / New Jersey		
Ardsley Park	160,500	100.0%
Graphics Drive	72,300	64.2%
Landmark at Eastview	783,269	79.2%
Landmark at Eastview II	360,520	100.0%
One Research Way	49,421	—
Pennsylvania		
Eisenhower Road	27,750	100.0%
George Patterson Boulevard	71,500	100.0%
King of Prussia	374,387	100.0%

Property	Rentable Square Feet	Percent Leased
Phoenixville Pike	104,400	86.7%
Spring Mill Drive	76,561	100.0%
900 Uniqema Boulevard (3)	11,293	100.0%
1000 Uniqema Boulevard (3)	59,821	—
Seattle		
Elliott Avenue	151,194	59.7%
530 Fairview Avenue	96,305	100.0%
Monte Villa Parkway	51,000	37.5%
217th Place	67,799	62.9%
University Related - Other		
Granta Park (4)	472,234	99.5%
Paramount Parkway (5)	61,603	100.0%
Patriot Drive (6)	48,394	82.0%
Trade Centre Avenue (7)	78,023	100.0%
Walnut Street (8)	149,984	100.0%
Weston Parkway (9)	30,589	100.0%
Total Consolidated Portfolio / Weighted-Average	12,719,565	89.2%
Unconsolidated Portfolio:		
McKellar Court (10)	72,863	100.0%
650 E. Kendall Street (Kendall B) (11)	280,000	45.0%
350 E. Kendall Street Garage (Kendall F) (11)	1,409 Stalls	100.0%
Total Portfolio / Weighted-Average	13,072,428	88.4%

(1) We own an 87.5% membership interest in the limited liability company that owns this property.

(2) The property was under redevelopment at December 31, 2012.

(3) Located in New Castle, Delaware.

(4) Located in Cambridge, United Kingdom.

(5) Located in Morrisville, North Carolina.

(6) Located in Durham, North Carolina.

(7) Located in Longmont, Colorado.

(8) Located in Boulder, Colorado.

(9) Located in Cary, North Carolina.

(10) We own the general partnership interest in the limited partnership that owns the McKellar Court property, which entitles us to 75% of the extraordinary cash flows after repayment of the partners' capital contributions and 22% of the operating cash flows. The property is located in San Diego, California.

(11) We are a member of the limited liability companies that own a portfolio of properties in Cambridge, Massachusetts, which entitles us to approximately 20% of the operating cash flows.

Tenant Information

As of December 31, 2012, our consolidated and unconsolidated properties were leased to 214 tenants, and we estimate that 84% of our annualized base rent was derived from tenants that were research institutions or public companies or their subsidiaries. The following is a summary of our ten largest tenants based on percentage of our annualized base rent as of December 31, 2012:

Tenant	Leased Square Feet	Annualized Base Rent Current (1) (In thousands)	Annualized Base Rent per Leased Sq Ft Current	Percent of Annualized Base Rent Current Total Portfolio	Lease Expiration
GlaxoSmithKline plc (2)	924,970	$ 44,483	$ 48.09	10.1%	June 2026
Vertex Pharmaceuticals Incorporated (3)	685,286	34,260	49.99	7.8%	Multiple
Beth Israel Deaconess Medical Center, Inc.	362,364	25,543	70.49	5.8%	July 2023
Regeneron Pharmaceuticals, Inc.	632,550	25,528	40.36	5.8%	July 2024
Elan Pharmaceuticals, Inc. (4)	382,977	24,807	64.77	5.6%	Multiple
Sanofi (5)	418,003	19,470	46.58	4.4%	Multiple
Ironwood Pharmaceuticals, Inc.	303,259	15,291	50.42	3.5%	February 2018
Children's Hospital Corporation (6)	200,081	13,853	69.24	3.2%	May 2023
Merck & Co., Inc. (7)	175,893	9,343	53.12	2.1%	Multiple
Janssen Biotech, Inc. (Johnson & Johnson)	374,387	9,002	24.04	2.0%	April 2014
Total / weighted-average (8)	4,459,770	$ 221,580	$ 49.68	50.3%	

(1) Based on current annualized base rent. Current annualized base rent is the monthly contractual rent as of the current period end, or if rent has not yet commenced, the first monthly rent payment due at each rent commencement date, multiplied by 12 months.

(2) The company's tenant is Human Genome Sciences, a wholly-owned subsidiary of GlaxoSmithKline plc.

(3) 81,204 square feet are leased to a subsidiary of Vertex Pharmaceuticals Incorporated. 292,758 square feet expire January 2016, 20,608 square feet expire May 2017, 290,716 square feet expire May 2018, and 81,204 square feet expire January 2019.

(4) 122,992 square feet expire January 2013, 55,098 square feet expire December 2014, 115,888 square feet expire April 2024, and 88,999 square feet expire February 2025.

(5) 343,000 square feet expire August 2018 and 75,003 square feet expire October 2018.

(6) This tenant guarantees rent on 49,866 square feet leased at the Center for Life Science | Boston.

(7) This tenant guarantees rent on 30,589 square feet leased at Weston Parkway. 145,304 square feet expire September 2013 and 30,589 square feet expire January 2014.

(8) Without regard to any early lease terminations and/or renewal options.

Lease Terms

Our leases are typically structured for terms of five to 15 years, with extension options, and include a fixed rental rate with scheduled annual escalations. From time to time, we offer rent concessions to new tenants, including periods of free rent or contractual rent discounted from prevailing market rates. Any decision to offer a rent concession, however, is made on a case-by-case basis after taking into account factors such as anticipated lease terms, general and local market conditions, local practices and tenant characteristics. Approximately 98.7% of current annualized base rent at December 31, 2012 was earned from triple-net leases. Triple-net leases are those in which tenants pay not only base rent, but also some or all real estate taxes and operating expenses of the leased property. Current annualized base rent is the monthly contractual rent as of the current quarter ended, or if rent has not yet commenced, the first monthly rent payment due at each rent commencement date, multiplied by twelve months. Tenants typically reimburse us for the full direct cost, without regard to a base year or expense stop, for use of lighting, heating and air conditioning, and certain capital improvements necessary to maintain the property in its original condition. We are generally responsible for structural repairs.

ITEM 3. *LEGAL PROCEEDINGS*

Although we are involved in legal proceedings arising in the ordinary course of business, we are not currently a party to any legal proceedings nor is any legal proceeding threatened against us that we believe would have a material adverse effect on our financial position, results of operations or liquidity.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES (BIOMED REALTY TRUST, INC.)*

BioMed Realty Trust, Inc.'s common stock has been listed on the New York Stock Exchange, or NYSE, under the symbol "BMR" since August 6, 2004. On February 5, 2013, the reported closing sale price per share for BioMed Realty Trust, Inc.'s common stock on the NYSE was $20.24 and there were approximately 305 holders of record. The following table sets forth, for the periods indicated, the high, low and last sale prices in dollars on the NYSE for our common stock and the distributions we declared per share.

Period	High	Low	Last	Cash Dividend per Common Share
First Quarter 2011	$ 19.19	$ 16.72	$ 19.02	$ 0.20
Second Quarter 2011	$ 20.86	$ 18.14	$ 19.24	$ 0.20
Third Quarter 2011	$ 21.03	$ 14.94	$ 16.57	$ 0.20
Fourth Quarter 2011	$ 18.95	$ 15.44	$ 18.08	$ 0.20
First Quarter 2012	$ 19.65	$ 17.72	$ 18.98	$ 0.215
Second Quarter 2012	$ 20.30	$ 17.52	$ 18.68	$ 0.215
Third Quarter 2012	$ 19.94	$ 18.10	$ 18.72	$ 0.215
Fourth Quarter 2012	$ 19.68	$ 18.19	$ 19.33	$ 0.235

Information about our equity compensation plans is incorporated by reference in Item 12 of Part III of this annual report on Form 10-K.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities (BioMed Realty, L.P.)

There is no established public trading market for BioMed Realty, L.P.'s OP units. As of February 5, 2013, there were 19 holders of record of BioMed Realty, L.P.'s OP units, including BioMed Realty Trust, Inc. The following table sets forth, for the periods indicated, the distributions we declared with respect to BioMed Realty, L.P.'s OP units for the periods indicated.

Period	Cash Distribution per Unit
First Quarter 2011	$ 0.20
Second Quarter 2011	$ 0.20
Third Quarter 2011	$ 0.20
Fourth Quarter 2011	$ 0.20
First Quarter 2012	$ 0.215
Second Quarter 2012	$ 0.215
Third Quarter 2012	$ 0.215
Fourth Quarter 2012	$ 0.235

As of December 31, 2012, there were 156,907,606 operating partnership units and 352,970 LTIP units outstanding, and (1) there were no operating partnership units subject to outstanding options or warrants to purchase, (2) there were no securities convertible into BioMed Realty, L.P.'s operating partnership units and (3) there were no operating partnership units that have been, or are proposed to be, publicly offered by us. As of December 31, 2012, there were 156,728,491 operating partnership units which could be sold pursuant to Rule 144 under the Securities Act, subject to other restrictions on transfer in the securities laws or in BioMed Realty, L.P.'s partnership agreement. Currently, pursuant to the terms of BioMed Realty, L.P.'s partnership agreement, any transfer of OP units by the limited partners, except to us, as general partner, to an affiliate of the transferring limited partner, to other original limited partners, to immediate family members of the transferring limited partner, to a trust for the benefit of a charitable beneficiary, or to a lending institution as collateral for a bona fide loan, subject to specified limitations, will be subject to a right of first refusal by us and must be made only to "accredited investors" as defined under Rule 501 of the Securities Act.

We intend to continue to declare quarterly distributions on BioMed Realty, L.P.'s OP units and BioMed Realty Trust, Inc.'s common stock. The actual amount and timing of future distributions will be at the discretion of BioMed Realty Trust, Inc.'s board of directors and will depend upon our financial condition in addition to the requirements of the Code, and no assurance can be given as to the amounts or timing of future distributions. In addition, our credit facility and the indentures governing the Notes due 2016, the Notes due 2020 and the Notes due 2022 contain financial covenants which may limit our ability to pay distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s common stockholders. We do not anticipate that our ability to pay distributions will be impaired by the terms of our credit facility, or the indentures governing the Notes due 2016, the Notes due 2020 and the Notes due 2022. However, there can be no assurances in that regard.

Sales of Unregistered Equity Securities

During 2012, BioMed Realty, L.P. issued operating partnership units in private placements in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, in the amounts and for the consideration set forth below.

During the year ended December 31, 2012, BioMed Realty Trust, Inc. issued, net of forfeitures, an aggregate of 179,115 shares of its common stock in connection with restricted stock awards under its incentive award plan for no cash consideration. For each share of common stock issued by BioMed Realty Trust, Inc. in connection with such an award, BioMed Realty, L.P. issued a restricted operating partnership unit to BioMed Realty Trust, Inc. During the year ended December 31, 2012, BioMed Realty, L.P. issued, net of forfeitures, an aggregate of 179,115 restricted operating partnership units to BioMed Realty Trust, Inc., as required by BioMed Realty, L.P.'s partnership agreement.

Stock Performance Graph

The following graph shows a comparison from December 31, 2007 to December 31, 2012 of cumulative total shareholder return, calculated on a dividend reinvested basis, for BioMed Realty Trust, Inc., the S&P 500 Stock Index, or the S&P 500, and the National Association of Real Estate Investment Trusts, Inc. Equity REIT Total Return Index, or the Industry Index, which includes all tax-qualified equity REITs listed on the NYSE. The graph assumes $100 was invested in each of BioMed Realty Trust, Inc.'s common stock, the S&P 500 and the Industry Index on December 31, 2007. Data points on the graph are annual. Note that historic stock price performance is not necessarily indicative of future stock price performance.


Total Return Performance
BioMed Realty Trust, Inc.
S&P 500
NAREIT All Equity REIT Index
Index Value
150
125
100
75
50
25
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Source: SNL Financial LC

2012 Annual Report to Stockholders

ITEM 6. *SELECTED FINANCIAL DATA*

The following tables set forth selected consolidated financial and operating data on an historical basis for BioMed Realty Trust, Inc. and BioMed Realty, L.P. The following data should be read in conjunction with our financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included below in this report. Certain prior year amounts have been reclassified to conform to the current year presentation.

BIOMED REALTY TRUST, INC.
(Dollars in thousands, except share data)

	Years Ended December 31,				
	2012	2011	2010	2009	2008
Statements of Operations:					
Revenues:					
Total revenues	$ 518,167	$ 438,200	$ 383,629	$ 358,193	$ 299,014
Expenses:					
Rental operations	152,219	128,146	111,900	104,246	84,151
Depreciation and amortization	196,844	142,319	114,788	109,007	83,614
General and administrative	38,025	30,966	25,901	22,455	22,659
Acquisition-related expenses	13,077	1,099	3,053	464	175
Total expenses	400,165	302,530	255,642	236,172	190,599
Income from operations	118,002	135,670	127,987	122,021	108,415
Equity in net loss of unconsolidated partnerships	(1,389)	(2,489)	(1,645)	(2,390)	(1,200)
Interest expense, net	(99,608)	(89,181)	(86,073)	(64,690)	(40,687)
Other (expense) / income	(872)	(1,760)	(2,658)	3,467	(5,165)
Income from continuing operations	16,133	42,240	37,611	58,408	61,363
(Loss) / income from discontinued operations	(4,370)	474	1,703	1,782	1,768
Net income	11,763	42,714	39,314	60,190	63,131
Net loss / (income) attributable to noncontrolling interests	62	(525)	(498)	(1,468)	(2,077)
Net income attributable to the Company	11,825	42,189	38,816	58,722	61,054
Preferred stock dividends	(14,603)	(16,033)	(16,963)	(16,963)	(16,963)
Cost on redemption of preferred stock	—	(165)	—	—	—
Net (loss) / income available to common stockholders	$ (2,778)	$ 25,991	$ 21,853	$ 41,759	$ 44,091
Income from continuing operations per share available to stockholders:					
Basic and diluted earnings per share	$ —	$ 0.19	$ 0.17	$ 0.43	$ 0.59
Net (loss) / income per share available to common stockholders:					
Basic and diluted earnings per share	$ (0.03)	$ 0.19	$ 0.19	$ 0.45	$ 0.61
Weighted-average shares outstanding:					
Basic	152,752,086	132,625,915	112,698,704	91,011,123	71,684,244
Diluted	155,700,387	135,609,843	115,718,199	91,851,002	75,408,153
Cash dividends declared per common share	$ 0.88	$ 0.80	$ 0.63	$ 0.70	$ 1.34
Cash dividends declared per preferred share	$ 1.84	$ 1.84	$ 1.84	$ 1.84	$ 1.84

Balance Sheet Data (at period end):					
Investments in real estate, net	$ 4,319,716	$ 3,950,246	$ 3,536,114	$ 2,971,767	$ 2,960,429
Total assets	4,834,479	4,428,545	3,959,754	3,283,274	3,229,314
Total indebtedness	2,169,285	1,681,425	1,497,465	1,361,805	1,341,099
Total liabilities	2,349,938	1,816,349	1,646,858	1,459,342	1,591,365
Total equity	2,484,541	2,612,196	2,312,896	1,823,932	1,637,949
Other Data:					
Cash flows from / (used in):					
Operating activities	238,235	175,031	161,895	144,128	115,046
Investing activities	(537,982)	(604,331)	(710,986)	(156,666)	(218,661)
Financing activities	303,285	424,244	550,636	11,038	111,558

2012 Annual Report to Stockholders

BIOMED REALTY, L.P.
(Dollars in thousands, except unit data)

	Years Ended December 31,				
	2012	2011	2010	2009	2008
Statements of Operations:					
Revenues:					
Total revenues	$ 518,167	$ 438,200	$ 383,629	$ 358,193	$ 299,014
Expenses:					
Rental operations	152,219	128,146	111,900	104,246	84,151
Depreciation and amortization	196,844	142,319	114,788	109,007	83,614
General and administrative	38,025	30,966	25,901	22,455	22,659
Acquisition-related expenses	13,077	1,099	3,053	464	175
Total expenses	400,165	302,530	255,642	236,172	190,599
Income from operations	118,002	135,670	127,987	122,021	108,415
Equity in net loss of unconsolidated partnerships	(1,389)	(2,489)	(1,645)	(2,390)	(1,200)
Interest expense, net	(99,608)	(89,181)	(86,073)	(64,690)	(40,687)
Other (expense) / income	(872)	(1,760)	(2,658)	3,467	(5,165)
Income from continuing operations	16,133	42,240	37,611	58,408	61,363
(Loss) / income from discontinued operations	(4,370)	474	1,703	1,782	1,768
Net income	11,763	42,714	39,314	60,190	63,131
Net loss attributable to noncontrolling interests	8	44	48	64	9
Net income attributable to the operating partnership	11,771	42,758	39,362	60,254	63,140
Preferred unit dividends	(14,603)	(16,033)	(16,963)	(16,963)	(16,963)
Cost on redemption of preferred units	—	(165)	—	—	—
Net (loss) / income available to the operating partnership	$ (2,832)	$ 26,560	$ 22,399	$ 43,291	$ 46,177
Income from continuing operations per unit available to unitholders:					
Basic and diluted earnings per unit	$ —	$ 0.19	$ 0.17	$ 0.43	$ 0.59
Net (loss) / income per unit available to unitholders:					
Basic and diluted earnings per unit	$ (0.03)	$ 0.19	$ 0.19	$ 0.45	$ 0.61
Weighted-average units outstanding:					
Basic	155,670,931	135,549,934	115,572,569	94,005,382	74,753,230
Diluted	155,670,931	135,549,934	115,572,569	94,005,382	75,408,153
Cash distributions declared per unit	$ 0.88	$ 0.80	$ 0.63	$ 0.70	$ 1.34
Cash distributions declared per preferred unit	$ 1.84	$ 1.84	$ 1.84	$ 1.84	$ 1.84
Balance Sheet Data (at period end):					
Investments in real estate, net	$ 4,319,716	$ 3,950,246	$ 3,536,114	$ 2,971,767	$ 2,960,429
Total assets	4,834,479	4,428,545	3,959,754	3,283,274	3,229,314
Total indebtedness	2,169,285	1,681,425	1,497,465	1,361,805	1,341,099
Total liabilities	2,349,938	1,816,349	1,646,858	1,459,342	1,591,365
Total capital	2,484,541	2,612,196	2,312,896	1,823,932	1,637,949

Other Data:

Cash flows from / (used in):					
Operating activities	238,235	175,031	161,895	144,128	115,046
Investing activities	(537,982)	(604,331)	(710,986)	(156,666)	(218,661)
Financing activities	303,285	424,244	550,636	11,038	111,558

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section above entitled "Item 1. Business — Forward-Looking Statements." Certain risk factors may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section above entitled "Item 1A. Risk Factors."

Overview

As used herein, the terms "we," "us," "our" or the "Company" refer to BioMed Realty Trust, Inc., a Maryland corporation, and any of our subsidiaries, including BioMed Realty, L.P., a Maryland limited partnership of which BioMed Realty Trust, Inc. is the parent company and general partner, which may be referred to herein as the "operating partnership." BioMed Realty Trust, Inc. conducts its business and owns its assets through the operating partnership and operates as a fully integrated, self-administered and self-managed REIT. The operating partnership is focused on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry. Our tenants primarily include biotechnology and pharmaceutical companies, scientific research institutions, government agencies and other entities involved in the life science industry. Our properties are generally located in markets with well-established reputations as centers for scientific research, including Boston, San Francisco, Maryland, San Diego, New York/New Jersey, Pennsylvania and Seattle.

We were formed on April 30, 2004 and completed BioMed Realty Trust, Inc.'s initial public offering on August 11, 2004.

At December 31, 2012, we owned or had interests in a portfolio of properties with an aggregate of approximately 13.1 million rentable square feet.

Factors Which May Influence Future Operations

Our long-term corporate strategy is to continue to focus on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry. As of December 31, 2012, our total operating portfolio was 92.1%, leased on a weighted-average basis, to 209 tenants. As of December 31, 2011, our total operating portfolio was 90.2%, leased on a weighted-average basis, to 170 tenants. The increase in the leased percentage was due to an increase in leased square feet related to increased leasing activity, a fully leased property placed into service from redevelopment and acquisitions of highly-leased properties.

Our leasing strategy for 2013 focuses on leasing vacant space, negotiating renewals for leases scheduled to expire during the year, and identifying new tenants or existing tenants seeking additional space to occupy the spaces for which we are unable to negotiate such renewals. We may proceed with additional new developments and acquisitions, as real estate and capital market conditions permit. As of December 31, 2012, leases representing 728,000 of our leased square feet are scheduled to expire during 2013. The success of our leasing and development strategy depends on, among other things, the general economic conditions, real estate market conditions and life science industry trends in our target markets in the United States and United Kingdom.

As a result of changing market conditions and the recent economic recession, we believe that the fair-values of some of our properties may have declined below their respective carrying values. However, to the extent that a property has a substantial remaining estimated useful life and management does not believe that the property will be disposed of prior to the end of its useful life, it would be unusual for undiscounted cash flows to be insufficient to recover the property's carrying value. During the year ended December 31, 2012, we disposed of one property in an exchange with a third party for another operating property. As the carrying value of the property disposed of was less than the consideration received in exchange, an impairment loss was recorded. We presently have the ability and intent to continue to own and operate our existing portfolio of properties and estimated undiscounted future cash flows from the operation of the properties are expected to be sufficient to recover the carrying value of each property. Accordingly, we do not believe that the carrying value of any of our other properties is impaired. If our ability and/or our intent with regard to the operation of our properties otherwise dictate an earlier sale date, an additional impairment loss may be recognized to reduce the property to fair-value and such loss could be material.

Lease Expirations

The following is a summary of lease expirations over the next ten calendar years for leases in place at December 31, 2012. This table assumes that none of the tenants exercise renewal options or early termination rights, if any, at or prior to the scheduled expirations:

Year of Lease Expiration	Leased Square Feet	Percent of Leased Square Feet	Current Annualized Base Rent (In thousands)	Percent of Current Annualized Base Rent	Current Annualized Base Rent per Leased Square Feet
Month-to-month	5,667	—	$ 148	—	$ 26.12
2013	727,878	6.3%	29,077	6.6%	39.95
2014	742,266	6.4%	21,584	4.9%	29.08
2015	488,424	4.2%	16,224	3.7%	33.22
2016	1,005,967	8.7%	37,246	8.5%	37.03
2017	459,935	4.0%	13,535	3.1%	29.43
2018	1,714,946	14.8%	71,716	16.3%	41.82
2019	600,955	5.2%	18,625	4.2%	30.99
2020	797,026	6.9%	31,498	7.2%	39.52
2021	679,533	5.9%	18,906	4.3%	27.82
2022	587,791	5.1%	14,135	3.2%	24.05
Thereafter	3,739,219	32.5%	166,441	38.0%	44.51
Total Portfolio / Weighted-Average	11,549,607	100.0%	$ 439,135	100.0%	$ 38.02

The success of our leasing and development strategy will be dependent upon the general economic conditions and more specifically real estate market conditions and life science industry trends in the United States and in our target markets of Boston, San Francisco, Maryland, San Diego, New York/New Jersey, Pennsylvania and Seattle and research parks near or adjacent to universities. We cannot give any assurance that leases will be renewed or that available space will be released at rental rates equal to or above the current contractual rental rates or at all.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. On an ongoing basis, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they address the most material parts of our financial statements, require complex judgment in their application or require estimates about matters that are inherently uncertain.

Investments in Real Estate

Investments in real estate are carried at depreciated cost. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	Remaining useful life, not to exceed 40 years
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture, fixtures, and equipment	3 to 5 years
Acquired in-place leases	Non-cancelable term of the related lease
Acquired management agreements	Non-cancelable term of the related agreement

Our estimates of useful lives have a direct impact on our net income. If expected useful lives of our investments in real estate were shortened, we would depreciate the assets over a shorter time period, resulting in an increase to depreciation expense and a corresponding decrease to net income on an annual basis.

Management must make significant assumptions in determining the value of assets and liabilities acquired. The use of different assumptions in the allocation of the purchase cost of the acquired properties could affect the timing of recognition of the related revenue and expenses. The fair-value of tangible assets of an acquired property (which includes land, buildings and improvements) is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, buildings and improvements based on management's determination of the relative fair-value of these assets. Factors considered by us in performing these analyses include an estimate of the carrying costs during the expected lease-up periods, current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses, and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

The aggregate value of other acquired intangible assets consisting of acquired in-place leases and acquired management agreements are recorded based on a variety of considerations including, but not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases (i.e. the market cost to execute a lease, including leasing commissions and legal fees, if any); (2) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period (i.e. real estate taxes and insurance); and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period (see discussion of the recognition of acquired above-market and below-market leases in the section entitled "Revenue Recognition, Operating Expenses and Lease Terminations" below). The fair-value assigned to the acquired management agreements are recorded at the present value (using a discount rate which reflects the risks associated with the management agreements acquired) of the acquired management agreements with certain tenants of the acquired properties. The values of in-place leases and management agreements are amortized to expense over the remaining non-cancelable period of the respective leases or agreements. If a lease were to be terminated or if termination is determined to be likely (e.g., in the case of a tenant bankruptcy) prior to its contractual expiration, amortization of all unamortized amounts related to that lease would be accelerated and such amounts written off.

Costs incurred in connection with the development or construction of properties and improvements are capitalized. Capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other direct costs incurred during the period of development. We capitalize costs on land and buildings under development until construction is substantially complete and the property is held available for occupancy. The determination of when a development project is substantially complete and when capitalization must cease involves a degree of judgment. We consider a construction project as substantially complete and held available for occupancy upon the completion of landlord-owned tenant improvements or when the lessee takes possession of the unimproved space for construction of its own improvements, but no later than one year from cessation of major construction activity. We cease capitalization on the portion substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with any remaining portion under construction. Costs associated with acquisitions are charged to expense as incurred.

Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of an asset or increase its operating efficiency. Significant replacement and betterments represent costs that extend an asset's useful life or increase its operating efficiency.

When circumstances such as adverse market conditions indicate a possible impairment of the value of a property, we review the recoverability of the property's carrying value. The review of recoverability is based on an estimate of the future undiscounted cash flows (excluding interest charges) expected to result from the long-lived asset's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a long-lived asset, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair-value of the property. We are required to make subjective assessments as to whether there are impairments in the values of our investments in long-lived assets. These assessments have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. Although our strategy is to hold our properties over the long-term, if our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized to reduce the property to fair-value and such loss could be material. If we determine that impairment has occurred, the affected assets must be reduced to their fair-value.

Revenue Recognition, Operating Expenses and Lease Terminations

We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. In determining what constitutes the leased asset, we evaluate whether we or the lessee is the owner, for accounting purposes, of the tenant improvements. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives, which reduce revenue recognized on a straight-line basis over the remaining non-cancelable term of the respective lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct improvements. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. We consider a number of different factors to evaluate whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;
- whether the tenant or landlord retain legal title to the improvements;
- the uniqueness of the improvements;
- the expected economic life of the tenant improvements relative to the length of the lease;
- the responsible party for construction cost overruns; and
- who constructs or directs the construction of the improvements.

The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment. In making that determination we consider all of the above factors. However, no one factor is determinative in reaching a conclusion.

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the term of the related lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in accrued straight-line rents on the accompanying consolidated balance sheets and contractually due but unpaid rents are included in accounts receivable. Existing leases at acquired properties are reviewed at the time of acquisition to determine if contractual rents are above or below current market rents for the acquired property. An identifiable lease intangible asset or liability is recorded based on the present value (using a discount rate that reflects the risks associated with the acquired leases) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) our estimate of the fair market lease rates for the corresponding in-place leases at acquisition, measured over a period equal to the remaining non-cancelable term of the leases and any fixed rate renewal periods. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the remaining non-cancelable terms of the respective leases. If a lease were to be terminated or if termination were determined to be likely (e.g., in the case of a tenant bankruptcy) prior to its contractual expiration, amortization of the related unamortized above or below market lease intangible would be accelerated and such amounts written off.

Rental operations expenses, consisting of real estate taxes, insurance and common area maintenance costs, are subject to recovery from tenants under the terms of our lease agreements. Amounts recovered are dependent on several factors, including occupancy and lease terms. Revenues are recognized in the period the expenses are incurred. The reimbursements are recorded in revenues as tenant recoveries, and the expenses are recorded in rental operations expenses, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the credit risk.

On an ongoing basis, we evaluate the recoverability of tenant balances, including rents receivable, straight-line rents receivable, tenant improvements, deferred leasing costs and any acquisition intangibles. When it is determined that the recoverability of tenant balances is not probable, an allowance for expected losses related to tenant receivables, including straight-line rents receivable is recorded as a charge to earnings. Upon the termination of a lease, the amortization of tenant improvements, deferred leasing costs and acquisition intangible assets and liabilities is accelerated to the expected termination date as a charge to their respective line items and tenant receivables are written off as a reduction of the allowance in the period in which the balance is deemed to be no longer collectible. For financial reporting purposes, a lease is treated as terminated upon a tenant filing for bankruptcy, when a space is abandoned and a tenant ceases rent payments, or when other circumstances indicate that termination of a tenant's lease is probable (e.g., eviction). Lease termination fees are recognized in other revenue when the related leases are canceled, the amounts to be received are fixed and determinable and collectability is assured, and when we have no continuing obligation to provide services to such former tenants.

Investments in Partnerships and Limited Liability Companies

We evaluate our investments in limited liability companies and partnerships to determine whether such entities may be a variable interest entity, or VIE, and, if a VIE, whether we are the primary beneficiary. Generally, an entity is determined to be a VIE when either (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest, (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. The primary beneficiary is the entity that has both (1) the power to direct matters that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. We consider a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance including, but not limited to, the ability to direct financing, leasing, construction and other operating decisions and activities. In addition, we consider the rights of other investors to participate in policy making decisions, to replace or remove the manager of the entity and to liquidate or sell the entity. The obligation to absorb losses and the right to receive benefits when a reporting entity is affiliated with a VIE must be based on ownership, contractual, and/or other pecuniary interests in that VIE. We have determined that we are the primary beneficiary in six VIEs, consisting of single-tenant properties in which the tenant has a fixed-price purchase option, which are consolidated and reflected in the accompanying consolidated financial statements.

If the above conditions do not apply, we consider whether a general partner or managing member controls a limited partnership or limited liability company, respectively. The general partner in a limited partnership or managing member in a limited liability company is presumed to control that limited partnership or limited liability company, as applicable. The presumption may be overcome if the limited partners or members have either (1) the substantive ability to dissolve the limited partnership or limited liability company, as applicable, or otherwise remove the general partner or managing member, as applicable, without cause or (2) substantive participating rights, which provide the limited partners or members with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's or limited liability company's business, as applicable, and thereby preclude the general partner or managing member from exercising unilateral control over the partnership or limited liability company, as applicable. If these criteria are met and we are the general partner or the managing member, as applicable, the consolidation of the partnership or limited liability company is required.

Except for investments that are consolidated, we account for investments in entities over which we exercise significant influence, but do not control, under the equity method of accounting. These investments are recorded initially at cost and subsequently adjusted for equity in earnings and cash contributions and distributions. Under the equity method of accounting, our net equity in the investment is reflected in the consolidated balance sheets and its share of net income or loss is included in our consolidated statements of income.

On a periodic basis, management assesses whether there are any indicators that the carrying value of our investments in unconsolidated partnerships or limited liability companies may be impaired on a more than temporary basis. An investment is impaired only if management's estimate of the fair-value of the investment is less than the carrying value of the investment on a more than temporary basis. To the extent impairment has occurred, the loss is measured as the excess of the carrying value of the investment over the fair-value of the investment. Management does not believe that the value of any of our unconsolidated investments in partnerships or limited liability companies was impaired as of December 31, 2012.

Assets and Liabilities Measured at Fair-Value

We measure financial instruments and other items at fair-value where required under GAAP, but have elected not to measure any additional financial instruments and other items at fair-value as permitted under fair-value option accounting guidance.

Fair-value measurement is determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair-value measurements, there is a fair-value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair-value measurement is based on inputs from different levels of the fair-value hierarchy, the level in the fair-value hierarchy within which the entire fair-value measurement falls is based on the lowest level input that is significant to the fair-value measurement in its entirety. Our assessment of the significance of a particular input to the fair-value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

We have used interest rate swaps to manage our interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair-values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair-value measurements. In adjusting the fair-value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Derivative Instruments

We record all derivatives on the consolidated balance sheets at fair-value. In determining the fair-value of our derivatives, we consider our credit risk and that of our counterparties. These counterparties are generally larger financial institutions engaged in providing a variety of financial services. These institutions generally face similar risks regarding adverse changes in market and economic conditions, including, but not limited to, fluctuations in interest rates, exchange rates, equity and commodity prices and credit spreads. The ongoing disruptions in the financial markets have heightened the risks to these institutions. While management believes that our counterparties will meet their obligations under the derivative contracts, it is possible that defaults may occur.

The accounting for changes in the fair-value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair-value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair-value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair-value of the hedged asset or liability that are attributable to the hedged risk in a fair-value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair-value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings in the period in which the hedged transaction affects earnings. If charges relating to the hedged transaction are being deferred pursuant to redevelopment or development activities, the effective portion of changes in the fair-value of the derivative are also deferred in other comprehensive income, and are amortized to the income statement once the deferred charges from the hedged transaction begin again to affect earnings. The ineffective portion of changes in the fair-value of the derivative is recognized directly in earnings. We assess the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction. For derivatives that are not classified as hedges, changes in the fair-value of the derivative are recognized directly in earnings in the period in which the change occurs.

We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of our debt funding and the use of derivative financial instruments. Specifically, we enter into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known or expected cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our investments and borrowings.

Our primary objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks. To accomplish this objective, we primarily use interest rate swaps as part of our interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for making fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During the years ended December 31, 2012, 2011 and 2010, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and future variability in the interest-related cash flows from forecasted issuances of debt (see Note 9 of the Notes to Consolidated Financial Statements included elsewhere herein). We formally document the hedging relationships for all derivative instruments, have historically accounted for our interest rate swap agreements as cash flow hedges, and do not use derivatives for trading or speculative purposes.

Results of Operations

Leasing Activity

During the year ended December 31, 2012, we executed 97 leasing transactions representing approximately 1.8 million square feet, including 61 new leases totaling approximately 1.1 million square feet and 36 leases were amended to extend their terms totaling 703,000 square feet. The following table summarizes our leasing activity, including leasing activity in our unconsolidated portfolio, during the year ended December 31, 2012:

	Leased Square Feet	Current annualized base rent per leased square foot (1)	Current annualized base rent per leased square foot - GAAP basis (2)
Leased square feet as of December 31, 2011	10,075,859		
Acquisitions	937,523	$ 32.67	$ 33.82
Dispositions	(121,008)	9.48	9.54
Expirations	(1,145,305)	35.81	32.21
Terminations	(66,545)	27.50	25.81
Pre-leased delivery	109,127	26.08	26.15
Renewals, amendments, and extensions	703,231	33.44	31.78
New leases - first generation (3)	781,766	30.61	30.67
New leases - second generation (4)	274,959	31.24	32.54
Leased square feet as of December 31, 2012	11,549,607		
Pre-leased square feet as of December 31, 2011	143,707		
Pre-leased new leases - first generation (3)	8,712	$ —	$ —
Pre-leased new leases - second generation (4)	40,641	25.22	0.22
Pre-leased delivery	(109,127)	26.08	26.15
Pre-leased cancellations	(12,922)	28.50	28.50
Pre-leased square feet as of December 31, 2012	71,011		

(1) Current annualized base rent per leased square foot is the monthly contractual rent per leased square foot as of the period end, or if rent has not yet commenced, the first monthly rent payment per leased square foot due at each rent commencement date, multiplied by 12 months.

(2) Current annualized base rent per leased square foot - GAAP basis is the monthly contractual rent per square foot as of the period end, or if rent has not yet commenced, the first monthly rent payment per square foot due at each rent commencement date, multiplied by 12 months (as adjusted for straight line rent, fair-value lease revenue, and lease incentive revenue).

(3) Leases on space which, in management's evaluation, require significant improvements to prepare or condition the premises for its intended purpose or enhance the value of the property. This generally includes capital expenditures for development, redevelopment or repositioning a property.

(4) Leases which are not considered by management to be first generation leases.

The following table summarizes our leasing activity and associated leasing costs for the year ended December 31, 2012:

	Number of leases	Square feet	Tenant improvement costs per square foot	Lease commission costs per square foot	Tenant concession costs per square foot (1)
Renewals, amendments, and extensions (2)	36	703,231	$ 7.15	$ 3.86	$ 10.40
New leases - first generation	29	790,478	52.47	10.32	17.82
New leases - second generation	32	315,600	26.84	6.62	5.81
Total / weighted-average	97	1,809,309	$ 30.38	$ 7.16	$ 12.83

(1) Includes both rent concessions due to free or discounted rent periods and lease incentives paid to tenants.

(2) Renewals, amendments and extensions were leased at a weighted-average current annualized base rent of $32.62 per square foot, representing an increase of 4.2% over the previously expiring rents on a GAAP basis, excluding renewals of leases with tenants experiencing financial difficulties for which we were not previously recognizing revenue, or tenants that have been given concessions on a temporary basis as they are relocated into new leases at other properties.

Redevelopment/Development Activity

We are actively engaged in the redevelopment and development of certain properties in our portfolio. We believe that these activities will ultimately result in a return on our additional investment once the redevelopment and development activities have been completed and the properties are leased. However, redevelopment and development activities involve inherent risks and assumptions relating to our ability to fully lease the properties. Our objective is to have these properties fully leased upon completion of the construction activities. However, our ability to fully lease the properties may be adversely affected by changing market conditions, including periods of economic slowdown or recession, rising interest rates, declining demand for life science office and laboratory space, local oversupply of real estate assets, or competition from others, any of which may diminish our opportunities for leasing the property on favorable terms or at all. In addition, we may fail to retain tenants that have leased our properties, or may face significant monetary penalties, if we do not complete the construction of these properties in a timely manner or to the tenants' specifications. Further, our competitors with greater resources may have more flexibility than we do in their ability to offer rental concessions to attract tenants to their properties, which could put pressure on our ability to attract tenants at rental rates that will provide an expected return on our additional investment in these properties. As a result, we may be unable to fully lease some of our redevelopment/development properties in a timely manner upon the completion of major construction activities.

We also rely on external sources of debt and equity funding to provide capital for our redevelopment and development projects. Although we believe that we currently have sufficient borrowing capacity and will be able to obtain additional funding as necessary, we may be unable to obtain financing on reasonable terms (or at all) or we may be forced to seek alternative sources of potentially less attractive financing, which may require us to adjust our business and construction plans accordingly. Further, we may spend more time or money than anticipated to redevelop or develop our properties due to delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations or other unanticipated delays in the construction.

The following summarizes our consolidated properties under redevelopment, pre-development or other construction activities at December 31, 2012 (dollars in thousands):

Property	Rentable Square Feet	Percent Leased	Investment to Date (1)	Estimated Total Investment (2)	Estimated In-Service Date (3)
Redevelopment					
9708-9714 Medical Center Drive	92,124	17.4%	$ 29,400	$ 29,400	Q1 2013
1701 / 1711 Research Blvd	104,743	100.0%	13,300	28,200	Q4 2013
Total / weighted-average	196,867	61.4%	$ 42,700	$ 57,600	
Other capital improvements (4)			$ 71,800		
Pre-development					
Eccles Avenue	260,000	—	$ 29,100		
4775 / 4785 Executive Drive	275,000	—	29,600		
500 Fairview Avenue	108,000	—	1,600		
450 Kendall Street (Kendall G)	53,000	—	10,100		
Total / weighted-average	696,000	—	$ 70,400		
Total			$ 184,900		

(1) Includes amounts paid for acquiring the property, landlord improvements and tenant improvement allowances, but for redevelopment properties excludes any amounts accrued, and payroll, interest or operating expenses capitalized, through December 31, 2012.

(2) Excludes costs associated with speculative leasing. Pre-development only includes amounts related to basis, planning, entitlement, or other preparations for future construction and excludes amounts for total estimated future construction costs.

(3) Management's estimate of the time in which construction will be substantially completed. A project is considered substantially complete and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity.

(4) Includes improvements on operating properties, including major tenant improvement projects on properties which are not considered to be in redevelopment or pre-development as of December 31, 2012.

The following summarizes our capital expenditures during the years ended December 31, 2012 and 2011 (dollars in thousands):

	Year Ended December 31,			Percent
	2012	2011	Change	Change
Development / Pre-development	$ 5,397	$ 34,416	$ (29,019)	(84.3)%
Redevelopment	22,963	13,471	9,492	70.5%
Tenant improvements - first generation	63,825	31,074	32,751	105.4%
Recurring capital expenditures and second generation tenant improvements (1)	14,822	10,362	4,460	43.0%
Other capital	31,863	54,031	(22,168)	(41.0)%
Total capital expenditures	$ 138,870	$ 143,354	$ (4,484)	(3.1)%

(1) Recurring capital expenditures exclude (a) items associated with the expansion of a building or its improvements, (b) renovations to a building which change the underlying classification of the building, incurred to prepare or condition the premises for its intended purpose (for example, from office to laboratory) or (c) capital improvements that represent an addition to the property rather than the replacement of property, plant or equipment. Includes revenue enhancing and non-revenue enhancing recurring capital expenditures.

Total capital expenditures decreased $4.5 million to $138.9 million for the year ended December 31, 2012 from $143.4 million for the year ended December 31, 2011. The change was primarily the result of the placement into service of a development property that was under development in 2011 totaling 176,000 square feet and less small scale capital expenditures throughout our portfolio, partially offset by increased tenant improvement requirements related to increased leasing activity. See the section entitled "Liquidity and Capital Resources of BioMed Realty, L.P." below for further information on obligations for capital expenditures expected to be incurred in the future.

Acquisition Activity

During the year ended December 31, 2012, we acquired 1.0 million rentable square feet of laboratory and office space, which was 93.3% leased at acquisition on a weighted-average basis, and approximately 138,000 square feet of development potential for approximately $436.4 million:

Property	Market	Closing Date	Rentable Square Feet(1)	Investment	Percent Leased at Acquisition
				(In thousands)	
Cambridge Place (2)	Boston	February 9, 2012	286,878	$ 119,000	80.2%
6122-6126 Nancy Ridge Drive	San Diego	April 25, 2012	68,000	20,000	100.0%
550 Broadway Street	San Francisco	April 27, 2012	71,239	28,000	100.0%
Summers Ridge (3)	San Diego	June 8, 2012	—	47,184	100.0%
Granta Park (4)	University Related - Other	June 12, 2012	472,234	196,044	99.5%
Belward Campus (5)	Maryland	July 18, 2012	106,469	26,170	92.5%
Total / weighted-average			1,004,820	$ 436,398	93.3%

(1) Rentable square feet at time of acquisition.
(2) Includes 210 Broadway, 50 Hampshire Street and 60 Hampshire Street properties.
(3) Includes vacant land subject to a 20 year ground lease signed concurrent with acquisition.
(4) Located in the United Kingdom, the property was acquired for £126.8 million. U.S. dollar amounts are based on the exchange rate of $1.55 to £1.00 in effect on the date of acquisition.
(5) Includes 9900 Belward Campus Drive and 9901 Belward Campus Drive properties.

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2011

The following table sets forth historical financial information of the continuing operations for same properties (all properties except properties held for sale, redevelopment/development properties, new properties and corporate entities), redevelopment/development properties (properties that were entirely or primarily under redevelopment or development during either of the years ended December 31, 2012 or 2011), new properties (properties that were not owned for each of the years ended December 31, 2012 and 2011 and were not under redevelopment/development) and corporate entities (legal entities performing general and administrative and other corporate level functions) (dollars in thousands, except on a per square foot basis):

	Same Properties		Redevelopment/Development Properties		New Properties		Corporate		Total	
	December 31,									
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Rentable square feet	10,462,400	10,462,400	533,367	533,367	1,723,798	718,978	N/A	N/A	12,719,565	11,714,745
Percent of total portfolio	82.2%	89.3%	4.2%	4.6%	13.6%	6.1%	N/A	N/A	100.0%	100.0%
Percent leased	88.4%	84.6%	85.7%	86.9%	95.1%	78.2%	N/A	N/A	88.2%	84.8%
Current annualized base rent per square foot - GAAP basis (1)	$ 37.89	$ 38.20	$ 34.57	$ 33.88	$ 42.77	$ 50.05	N/A	N/A	$ 38.46	$ 43.57

	Year Ended December 31,									
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Rental revenue	$ 329,059	$ 321,763	$ 11,060	$ 5,868	$ 52,499	$ 1,816	$ 10	$ 7	$ 392,628	$ 329,454
Tenant recoveries	103,011	99,405	2,413	731	15,243	656	126	1,173	120,793	101,965
Other income	480	6,696	—	—	3,222	—	1,044	85	4,746	6,781
Total revenues	432,550	427,864	13,473	6,599	70,964	2,472	1,180	1,265	518,167	438,200
Rental operations	115,727	119,246	4,442	2,748	25,315	1,016	6,735	5,136	152,219	128,146
Net operating income	316,823	308,618	9,031	3,851	45,649	1,456	(5,555)	(3,871)	365,948	310,054
Adjustments to cash basis (2)	(9,033)	(15,935)	(1,381)	(2,710)	499	308	(1,042)	(85)	(10,957)	(18,422)
Net operating income - cash basis	$ 307,790	$ 292,683	$ 7,650	$ 1,141	$ 46,148	$ 1,764	$ (6,597)	$ (3,956)	$ 354,991	$ 291,632

(1) Current annualized base rent per square foot - GAAP basis is the monthly contractual rent per square foot as of the period end, or if rent has not yet commenced, the first monthly rent payment per square foot due at each rent commencement date, multiplied by 12 months (as adjusted for straight line rent, fair-value lease revenue and lease incentive revenue).

(2) Adjustments to cash basis exclude adjustments to expenses accrued in rental operations, but include straight line rents, fair-value lease revenue, lease incentive revenue, bad debt expense and other revenue (including lease termination revenue).

The following table provides a reconciliation of net operating income - cash basis to net income for the years ended December 31, 2012 and 2011 (dollars in thousands):

	Year Ended December 31,			
	2012	2011	Change	Percent Change
Net operating income - cash basis	$ 354,991	$ 291,632	$ 63,359	21.7%
Adjustments to cash basis	10,957	18,422	(7,465)	(40.5)%
Net operating income	365,948	310,054	55,894	18.0%
Unallocated income / (expense) :				
Depreciation and amortization expense	196,844	142,319	54,525	38.3%
General and administrative expense	38,025	30,966	7,059	22.8%
Acquisition-related expenses	13,077	1,099	11,978	1,089.9%
Income from operations	118,002	135,670	(17,668)	(13.0)%
Equity in net loss of unconsolidated partnerships	(1,389)	(2,489)	1,100	(44.2)%
Interest expense, net	(99,608)	(89,181)	(10,427)	11.7%
Other expense	(872)	(1,760)	888	(50.5)%
Income from continuing operations	16,133	42,240	(26,107)	(61.8)%
(Loss) / Income from discontinued operations	(4,370)	474	(4,844)	(1,021.9)%
Net income	$ 11,763	$ 42,714	$ (30,951)	(72.5)%

Net Operating Income. Net operating income increased $55.9 million to $365.9 million for the year ended December 31, 2012 compared to $310.1 million for the year ended December 31, 2011. This increase was primarily due to the following:

- The acquisition of properties totaling 718,978 square feet in 2011 and properties totaling approximately 1.0 million square feet in the year ended December 31, 2012 contributed an additional $44.2 million in net operating income for the year ended December 31, 2012 compared to the year ended December 31, 2011.

- The placement into service in 2012 of a property that was under development during 2011 and a property that was placed into service in 2011 that was operating throughout 2012, partially offset by properties that were operating in 2011 and began redevelopment in 2012, resulted in an increase of $5.2 million in net operating income for the year ended December 31, 2012 compared to the year ended December 31, 2011.

- Same property net operating income increased $8.2 million to $316.8 million for the year ended December 31, 2012 compared to $308.6 million for the year ended December 31, 2011. This increase was primarily due to increased leasing activity in our same property portfolio during 2011 and 2012, which increased the leased percentage from 84.6% at December 31, 2011 to 88.4% at December 31, 2012, and resulted in the following:

  - An increase in the percentage of recoverable expenses in our same property portfolio to 89.0% for the year ended December 31, 2012 compared to 83.4% for the year ended December 31, 2011, which contributed an additional $7.1 million in net operating income for the year ended December 31, 2012.

  - An increase in rental revenue of $7.3 million directly attributable to the commencement of leases in our same property portfolio. On a GAAP basis, the current annualized base rent per square foot decreased to $37.89 at December 31, 2012 from $38.20 at December 31, 2011 due to lease up of previously vacant space at a lower average rent than our total overall portfolio on a per square foot basis.

  - These increases were partially offset by a decrease of $6.2 million in other revenue which resulted from higher termination payments received for terminated leases for the year ended December 31, 2011. See below for more details regarding lease terminations.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $54.5 million to $196.8 million for the year ended December 31, 2012 compared to $142.3 million for the year ended December 31, 2011. The increase was primarily due to the acquisition of properties totaling 718,978 square feet with an acquisition date fair-value of $431.5 million in 2011 and properties totaling approximately 1.0 million square feet with an acquisition date fair-value of $436.4 million in the year ended December 31, 2012.

General and Administrative Expenses. General and administrative expenses increased $7.1 million to $38.0 million for the year ended December 31, 2012 compared to $31.0 million for the year ended December 31, 2011. The increase was primarily due to higher staffing levels reflecting the company's continuing growth and compensation associated with the company's above-plan leasing and financial performance as compared to the prior year.

Acquisition-Related Expenses. Acquisition-related expenses increased to $13.1 million for the year ended December 31, 2012 compared to $1.1 million for the year ended December 31, 2011. The increase was primarily due to a United Kingdom transfer tax assessed in connection with our purchase of Granta Park in 2012.

Equity in Net Loss of Unconsolidated Partnerships. Equity in net loss of unconsolidated partnerships decreased $1.1 million to $1.4 million for the year ended December 31, 2012 compared to $2.5 million for the year ended December 31, 2011. The decreased loss primarily reflects our acquisition of PREI's interest in certain assets held by PREI I LLC in December 2011. Up to the date of the acquisition, our interest in the related assets was accounted for using the equity method of accounting. Since our acquisition of PREI's interest in December 2011, the related assets have been wholly-owned by us and consolidated within our financial statements.

Interest Expense, Net. Interest cost incurred for the year ended December 31, 2012 totaled $108.3 million compared to $96.7 million for the year ended December 31, 2011. Total interest cost incurred increased primarily as a result of higher average debt balances outstanding during 2012 and increases in the average interest rate on our outstanding borrowings due to the issuance of new indebtedness, partially offset by the repayment of certain higher coupon mortgage notes payable. Interest expense, net increased $10.4 million to $99.6 million for the year ended December 31, 2012 compared to $89.2 million for the year ended December 31, 2011, primarily as a result of the increase in interest cost incurred.

Interest expense, net consisted of the following (in thousands):

	Year Ended December 31,	
	2012	**2011**
Mortgage notes payable	$ 40,336	$ 43,803
Amortization of debt premium on mortgage notes payable	(698)	(1,678)
Amortization of deferred interest costs	6,933	7,027
Derivative instruments	1,578	3,385
Unsecured senior term loan	6,015	—
Exchangeable senior notes	6,750	7,429
Unsecured senior notes	36,114	26,905
Amortization of debt discount on notes	781	829
Unsecured line of credit	2,806	3,075
Unsecured line of credit fees	2,768	1,619
Amortization of deferred loan fees	4,869	4,355
Interest cost incurred	108,252	96,749
Capitalized interest	(8,644)	(7,568)
Total interest expense, net	$ 99,608	$ 89,181

Other Expense. Other expense consisted of the following (in thousands):

	Year Ended December 31,	
	2012	2011
Gain / (loss) on early extinguishment of debt	$ 116	$ (763)
Gain on revaluation of acquired unconsolidated partnerships	—	4,679
Other-than-temporary impairment of marketable securities	(545)	(5,132)
Loss on derivative instruments	(9)	(544)
Gain on foreign currency transactions	58	—
Foreign income tax expense	(492)	—
Total other expense	$ (872)	$ (1,760)

During the year ended December 31, 2012, we repaid in full outstanding mortgages notes totaling approximately $33.1 million pertaining to Sidney Street, 6828 Nancy Ridge Drive and 900 Uniqema Boulevard properties. This resulted in the recognition of a gain on early extinguishment of debt from the write-off of unamortized debt premium, partially offset by the write-off of deferred loan fees and prepayment penalties. During the year ended December 31, 2011, we repaid in full outstanding mortgage notes totaling $60.2 million pertaining to the Ardentech Court, Road to the Cure, 10255 Science Center Drive, Sorrento West and 9865 Towne Centre Drive properties. This resulted in the recognition of a loss on early extinguishment of debt from prepayment penalties and the write-off of deferred loan fees, partially offset by the write-off of unamortized debt premium.

The gain on revaluation of acquired unconsolidated partnerships resulted from our acquisition of the remaining 80% ownership of the Rogers Street assets from our PREI joint venture in December 2011. For the years ended December 31, 2012 and 2011, significant declines in the value of investments in available-for-sale securities in a publicly traded company we considered other-than-temporary resulted in the reclassification through net income of an unrealized loss from accumulated other comprehensive income. See the lease termination discussion below for further discussion of the 2011 impairment of marketable securities. The gain on derivative instruments for the year ended December 31, 2011 reflects hedging ineffectiveness associated with certain interest rate derivative contracts. Foreign income tax expense relates to entity level income taxes on our Granta Park investment.

Lease Terminations. During the year ended December 31, 2012, lease termination revenue of $3.5 million primarily related to a payment we received from a tenant of $8.7 million related to a lease termination effective August 2013. This cash payment was deferred and is amortized to other revenue through the effective date of the termination. During the year ended December 31, 2011, lease termination revenue of $6.2 million, primarily related to an early lease termination at one of our properties. Consideration paid for this lease termination was in the form of marketable equity securities received from the former tenant and the recognition of previously deferred rental income related to the property and is recorded in other revenue. The net impact of this lease termination for the year ended December 31, 2011 increased net income by approximately $2.4 million, after taking into account the recording of bad debt expense and accelerated amortization of certain lease-related assets. In addition, as described above, other expense for the year ended December 31, 2011 includes an unrealized loss, considered to be other-than-temporary, related to investments in marketable securities, of which approximately $3.6 million relates to an investment in the former tenant received in connection with a restructuring of the now-terminated lease in a prior quarter. The net effect of all these transactions for the year ended December 31, 2011 reduced net income by $1.7 million.

Income from Discontinued Operations. In April 2012, we completed the exchange of our Forbes Boulevard property and have reclassified the income and expense attributable to the Forbes Boulevard property to discontinued operations. Loss from discontinued operations was approximately $4.4 million for the year ended December 31, 2012 due to an impairment loss that was recorded, as the carrying value of the property exceeded the value of the consideration we received when the property was disposed. Income from discontinued operations was approximately $474,000 for the year ended December 31, 2011.

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

The following table sets forth historical financial information of the continuing operations for same properties (all properties except properties held for sale, redevelopment/development properties, new properties and corporate entities), redevelopment/development properties (properties that were entirely or primarily under redevelopment or development during either of the years ended December 31, 2011 or 2010), new properties (properties that were not owned for each of the years ended December 31, 2011 and 2010 and were not under redevelopment/development) and corporate entities (legal entities performing general and administrative functions and fees received from our PREI joint ventures) (dollars in thousands, except on a per square foot basis):

	Same Properties		Redevelopment/Development Properties		New Properties		Corporate		Total	
	December 31,									
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Rentable square feet	8,965,235	8,965,235	684,561	419,318	2,064,949	1,345,971	N/A	N/A	11,714,745	10,730,524
Percent of total portfolio	76.6%	83.6%	5.8%	3.9%	17.6%	12.5%	N/A	N/A	100.0%	100.0%
Percent leased	84.1%	79.8%	64.5%	63.9%	91.9%	98.2%	N/A	N/A	84.4%	81.5%
Current annualized base rent per square foot - GAAP basis (1)	$ 38.81	$ 39.59	$ 34.26	$ 33.55	$ 39.14	$ 34.46	N/A	N/A	$ 38.67	$ 38.63
	Year Ended December 31,									
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Rental revenue	$ 278,168	$ 279,715	$ 5,281	$ 1,023	$ 45,998	$ 12,054	$ 7	$ 7	$ 329,454	$ 292,799
Tenant recoveries	88,907	83,401	705	246	11,180	2,351	1,173	905	101,965	86,903
Other income	6,692	2,470	2	2	2	—	85	1,455	6,781	3,927
Total revenues	373,767	365,586	5,988	1,271	57,180	14,405	1,265	2,367	438,200	383,629
Rental operations	108,141	103,472	1,877	691	12,992	2,734	5,136	5,003	128,146	111,900
Net operating income	265,626	262,114	4,111	580	44,188	11,671	(3,871)	(2,636)	310,054	271,729
Adjustments to cash basis (2)	(19,899)	(25,355)	(3,353)	(122)	4,915	487	(85)	(1,455)	(18,422)	(26,445)
Net operating income - cash basis	$ 245,727	$ 236,759	$ 758	$ 458	$ 49,103	$ 12,158	$ (3,956)	$ (4,091)	$ 291,632	$ 245,284

(1) Current annualized base rent per square foot - GAAP basis is the monthly contractual rent per square foot as of the period end, or if rent has not yet commenced, the first monthly rent payment per square foot due at each rent commencement date, multiplied by 12 months (as adjusted for straight line rent, fair-value lease revenue and lease incentive revenue).

(2) Adjustments to cash basis exclude adjustments to expenses accrued in rental operations, but include straight line rents, fair-value lease revenue, lease incentive revenue, bad debt expense and other revenue (including lease termination revenue).

The following table provides a reconciliation of net operating income - cash basis to net income for the years ended December 31, 2011 and 2010 (dollars in thousands):

	Year Ended December 31,			
	2011	2010	Change	Percent Change
Net operating income - cash basis	$ 291,632	$ 245,284	$ 46,348	18.9%
Adjustments to cash basis	18,422	26,445	(8,023)	(30.3)%
Net operating income	310,054	271,729	38,325	14.1%
Unallocated income / (expense):				
Depreciation and amortization expense	142,319	114,788	27,531	24.0%
General and administrative expense	30,966	25,901	5,065	19.6%
Acquisition-related expenses	1,099	3,053	(1,954)	(64.0)%
Income from operations	135,670	127,987	7,683	6.0%
Equity in net loss of unconsolidated partnerships	(2,489)	(1,645)	(844)	51.3%
Interest expense, net	(89,181)	(86,073)	(3,108)	3.6%
Other expense	(1,760)	(2,658)	898	(33.8)%
Income from continuing operations	42,240	37,611	4,629	12.3%
Income from discontinued operations	474	1,703	(1,229)	(72.2)%
Net income	$ 42,714	$ 39,314	$ 3,400	8.6%

Net Operating Income. Net operating income increased $38.3 million to $310.1 million for the year ended December 31, 2011 compared to $271.7 million for the year ended December 31, 2010. This increase was primarily due to the following:

- The acquisition of properties totaling 1.3 million square feet in 2010 and properties totaling approximately 718,978 square feet in the 2011 contributed an additional $32.5 million in net operating income for the year ended December 31, 2011 compared to the year ended December 31, 2010.

- The placement into service of a property that was under development in 2010 totaling 176,000 square feet resulted in an increase of $3.5 million in net operating income for the year ended December 31, 2011 compared to the year ended December 31, 2010.

- Same property net operating income increased $3.5 million to $265.6 million for the year ended December 31, 2011 compared to $262.1 million for the year ended December 31, 2010. This increase was primarily due to increased leasing activity in our same property portfolio during 2011 and 2012, which increased the leased percentage from 79.8% at December 31, 2010 to 84.1% at December 31, 2011, and resulted in the following:

  - An increase in the percentage of recoverable expenses in our same property portfolio to 82.2% for the year ended December 31, 2011 compared to 80.6% for the year ended December 31, 2010, which contributed an additional $900,000 in net operating income for the year ended December 31, 2011.

  - A decrease in rental revenue of $1.5 million primarily attributable to market adjustments on certain renewals at properties, as well as the cessation of revenue recognition for certain tenants where rent was determined to be uncollectible. On a GAAP basis, the current annualized base rent per square foot decreased to $38.81 at December 31, 2011 from $39.59 at December 31, 2010 due to lease up of previously vacant space at a lower average rent than our total overall portfolio on a per square foot basis and renewals of leases at lower rates than expiring rents.

  - An increase in other revenue of $4.2 million. During the year ended December 31, 2011, we recorded approximately $4.1 million in lease termination income related to an early lease termination at one of our properties as described in more detail below in the section "Lease Termination." Other income for the year ended December 31, 2010 was primarily comprised of proceeds related to a tenant bankruptcy of approximately $1.4 million, consideration received related to an early lease termination of approximately $790,000, realized gains from the sale of equity investments in the amount of $865,000 and development fees earned from our PREI joint ventures. Termination payments received for terminated leases for the years ended December 31, 2011 and 2010 were approximately $6.2 million and $2.3 million in the aggregate, respectively.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $27.5 million to $142.3 million for the year ended December 31, 2011 compared to $114.8 million for the year ended December 31, 2010. The increase was primarily due to properties acquired in 2010.

General and Administrative Expenses. General and administrative expenses increased $5.1 million to $31.0 million for the year ended December 31, 2011 compared to $25.9 million for the year ended December 31, 2010. The increase was primarily due to an increase in aggregate compensation costs due to higher headcount as compared to the prior year.

Acquisition-Related Expenses. Acquisition-related expenses decreased to $1.1 million for the year ended December 31, 2011 compared to $3.1 million for the year ended December 31, 2010. The decrease was primarily due to a decrease in acquisition activities in 2011 as compared to the prior year.

Equity in Net Loss of Unconsolidated Partnerships. Equity in net loss of unconsolidated partnerships decreased $844,000 to $2.5 million for the year ended December 31, 2011 compared to $1.6 million for the year ended December 31, 2010. The increased loss primarily reflects the commencement of depreciation and cessation of interest capitalization on a vacant property that was under development in 2010 and subsequently placed into service.

Interest Expense, Net. Interest cost incurred for the year ended December 31, 2011 totaled $96.7 million compared to $91.5 million for the year ended December 31, 2010. Total interest cost incurred increased primarily as a result of higher average debt balances outstanding during 2011 and increases in the average interest rate on our outstanding borrowings due to the issuance of new fixed-rate indebtedness with a higher interest rate than the variable-rate indebtedness it replaced, partially offset by the expiration of derivative instruments and repayment of certain higher coupon mortgage notes payable. Interest expense, net increased $3.1 million to $89.2 million for the year ended December 31, 2011 compared to $86.1 million for the year ended December 31, 2010. Interest expense, net increased primarily as a result of the increase in interest cost incurred partially offset by an increase in capitalized interest.

Interest expense, net consisted of the following (in thousands):

	Year Ended December 31,	
	2011	**2010**
Mortgage notes payable	$ 43,803	$ 47,371
Amortization of debt premium on mortgage notes payable	(1,678)	(1,939)
Amortization of deferred interest costs	7,027	7,114
Derivative instruments	3,385	10,343
Secured term loan	—	1,391
Exchangeable senior notes	7,429	7,921
Unsecured senior notes	26,905	10,293
Amortization of debt discount on notes	829	701
Unsecured line of credit	3,075	3,323
Unsecured line of credit fees	1,619	695
Amortization of deferred loan fees	4,355	4,302
Interest cost incurred	96,749	91,515
Capitalized interest	(7,568)	(5,442)
Total interest expense, net	$ 89,181	$ 86,073

Other Expense. Other expense consisted of the following (in thousands):

	Year Ended December 31,	
	2011	2010
Loss on early extinguishment of debt	$ (763)	$ (2,205)
Gain on revaluation of acquired unconsolidated partnerships	4,679	—
Other-than-temporary impairment of marketable securities	(5,132)	—
Loss on derivative instruments	(544)	(453)
Total other expense	$ (1,760)	$ (2,658)

During the year ended December 31, 2011, we repaid in full outstanding mortgage notes totaling approximately $60.2 million pertaining to the Ardentech Court, Road to the Cure, 10255 Science Center Drive, Sorrento West and 9865 Towne Centre Drive properties. This resulted in the recognition of a loss on early extinguishment of debt from prepayment penalties and the write-off of deferred loan fees, partially offset by the write-off of unamortized debt premium. During the year ended December 31, 2010, we repurchased $26.4 million face value of our exchangeable senior notes due 2026. This repurchase resulted in the recognition of a loss on early extinguishment of debt of approximately $863,000 (representing the write-off of deferred loan fees and unamortized debt discount). In addition, we recognized a loss on early extinguishment of debt related to the write-off of approximately $1.4 million of deferred loan fees and legal expenses as a result of the voluntary prepayment in full of $250.0 million in outstanding borrowings under our secured term loan.

The gain on revaluation of acquired unconsolidated partnerships resulted from our acquisition of the remaining 80% ownership of the Rogers Street assets from our PREI joint venture in December 2011. Significant declines in the value of investments in available-for-sale securities in two publicly traded companies we considered other-than-temporary resulted in the reclassification of an unrealized loss from other comprehensive income. The loss on derivative instruments in both 2011 and 2010 reflects hedging ineffectiveness associated with certain interest rate derivative contracts.

Lease Termination. During the year ended December 31, 2011, we recorded approximately $4.1 million in lease termination income, which had been recorded as other revenue, related to an early lease termination at one of our properties. Consideration was in the form of marketable equity securities received from the former tenant and the recognition of previously deferred rental income related to the property. As a result of this lease termination, bad debt expense of approximately $1.0 million was recorded and the amortization of certain intangibles was accelerated resulting in an additional depreciation and amortization expense of approximately $712,000. The net impact of this lease termination for the year ended December 31, 2011 increased net income approximately $2.4 million. In addition, as described above, other expense for the year ended December 31, 2011 includes an unrealized loss, considered to be other-than-temporary, related to investments in marketable securities, of which approximately $4.1 million relates to an investment in the former tenant received in connection with a restructuring of the now terminated lease in a prior quarter. The net effect of all these transactions for the year ended December 31, 2011 reduced net income by $1.7 million.

Income from Discontinued Operations. In April 2012, we completed the exchange of our Forbes Boulevard property and have reclassified the income and expense attributable to the Forbes Boulevard property to discontinued operations. Income from discontinued operations was approximately $474,000 and $1.7 million for the years ended December 31, 2011 and 2010, respectively.

Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows in "Item 8. Financial Statements and Supplementary Data" and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below (in thousands):

	2012	2011	2010
		(In thousands)	
Net cash provided by operating activities	$ 238,235	$ 175,031	$ 161,895
Net cash used in investing activities	(537,982)	(604,331)	(710,986)
Net cash provided by financing activities	303,285	424,244	550,636
Ending cash and cash equivalents balance	19,976	16,411	21,467

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2011

Net cash provided by operating activities increased $63.2 million to $238.2 million for the year ended December 31, 2012 compared to $175.0 million for the year ended December 31, 2011. The increase was primarily due to cash flow generated by acquisitions and cash rent starts on new leases.

Net cash used in investing activities decreased $66.3 million to $538.0 million for the year ended December 31, 2012 compared to $604.3 million for the year ended December 31, 2011. The decrease reflects a cash contribution to one of our joint ventures with PREI in 2011 to repay a portion of the joint venture's outstanding debt in connection with our Rogers Street acquisition, and decreased acquisition and construction activity during the year ended December 31, 2012 compared to the year ended December 31, 2011, partially offset by funding of the Construction Loan.

Net cash provided by financing activities decreased $120.9 million to $303.3 million for the year ended December 31, 2012 compared to $424.2 million for the year ended December 31, 2011. The decrease primarily reflects decreased financing requirements due to decreased acquisition and construction activity during the year ended December 31, 2012 compared to the year ended December 31, 2011. The proceeds from the issuances of our Unsecured Senior Term Loan in March 2012 and Notes due 2022 in June 2012 were primarily used to repay balances due under our unsecured line of credit and mortgage notes payable.

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

Net cash provided by operating activities increased $13.1 million to $175.0 million for the year ended December 31, 2011 compared to $161.9 million for the year ended December 31, 2010. The increase was primarily due to cash flow generated by acquisitions and cash rent starts on new leases.

Net cash used in investing activities decreased $106.7 million to $604.3 million for the year ended December 31, 2011 compared to $711.0 million for the year ended December 31, 2010. The decrease reflects reduced acquisition activity during the year ended December 31, 2011 compared to the year ended December 31, 2010.

Net cash provided by financing activities decreased $126.4 million to $424.2 million for the year ended December 31, 2011 compared to $550.6 million for the year ended December 31, 2010. The decrease primarily reflects reduced financing requirements due to reduced acquisition activity during the year ended December 31, 2011 compared to the year ended December 31, 2010. The proceeds from the issuances of our Notes due 2016 in March 2011 and follow-on public offering of common stock in November 2011 were primarily used to repay balances due under our unsecured line of credit and mortgage notes payable.

Funds from Operations

We present funds from operations, or FFO, and FFO excluding acquisition-related expenses, or CFFO, available to common shares and OP units because we consider them to be important supplemental measures of our operating performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO and CFFO when reporting their results. FFO and CFFO are intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO and CFFO exclude depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, and, in the case of CFFO, acquisition-related expenses, they provide performance measures that, when compared year over year, reflect the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We compute FFO in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. As defined by NAREIT, FFO represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciable property, impairment charges on depreciable real estate, real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. Our computations may differ from the methodologies for calculating FFO and CFFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO and CFFO do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO and CFFO should not be considered alternatives to net income / (loss) (computed in accordance with GAAP) as indicators of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as indicators of our liquidity, nor are they indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

Our FFO and CFFO available to common shares and OP units and a reconciliation to net income for the years ended December 31, 2012, 2011 and 2010 (in thousands, except per share and share data) were as follows:

	Year Ended December 31,		
	2012	2011	2010
Net (loss) / income available to the common stockholders	$ (2,778)	$ 25,991	$ 21,853
Adjustments:			
Impairment loss	4,552	—	—
Gain on revaluation of acquired unconsolidated partnership	—	(4,679)	—
Noncontrolling interests in operating partnership(1)	(54)	569	546
Depreciation and amortization - unconsolidated partnerships	1,291	3,636	3,206
Depreciation and amortization - consolidated entities	196,844	142,319	114,788
Depreciation and amortization - discontinued operations	92	362	567
Depreciation and amortization - allocable to noncontrolling interest of consolidated joint ventures	(112)	(104)	(93)
FFO available to common shares and units - basic	199,835	168,094	140,867
Interest expense on Exchangeable Senior Notes(2)	6,750	6,750	6,563
FFO available to common shares and units - diluted	206,585	174,844	147,430
Acquisition-related expenses	13,077	1,099	3,053
CFFO available to common shares and units - diluted	$ 219,662	$ 175,943	$ 150,483
FFO per share - diluted	$ 1.23	$ 1.19	$ 1.16
CFFO per share - diluted	$ 1.31	$ 1.20	$ 1.19
Weighted-average common shares and units outstanding - diluted(2) (3)	167,437,187	147,061,166	126,895,309

(1) Net income allocable to noncontrolling interests in the operating partnership is included in net income available to unitholders of the operating partnership as reflected in the consolidated financial statements of BioMed Realty, L.P., included elsewhere herein.
(2) Reflects interest expense adjustment of the Exchangeable Senior Notes based on the "if converted" method. The years ended December 31, 2012, 2011, and 2010 include 10,259,496, 10,017,858 and 9,914,076 shares of common stock potentially issuable pursuant to the exchange feature of the Exchangeable Senior Notes based on the "if converted" method, respectively.
(3) The years ended December 31, 2012, 2011, and 2010 include 1,477,304, 1,433,465, and 1,263,034 shares of unvested restricted stock, respectively, which are considered anti-dilutive for purposes of calculating diluted earnings per share.

Liquidity and Capital Resources of BioMed Realty Trust, Inc.

In this "Liquidity and Capital Resources of BioMed Realty Trust, Inc." section, the term the "Company" refers only to BioMed Realty Trust, Inc. on an unconsolidated basis, and excludes the operating partnership and all other subsidiaries. For further discussion of the liquidity and capital resources of the Company on a consolidated basis, see the section entitled "Liquidity and Capital Resources of BioMed Realty, L.P." below.

The Company's business is operated primarily through the operating partnership. The Company issues public equity from time to time, but does not otherwise generate any capital itself or conduct any business itself, other than incurring certain expenses in operating as a public company which are fully reimbursed by the operating partnership. The Company itself does not hold any indebtedness, and its only material asset is its ownership of partnership interests of the operating partnership. The

Company's principal funding requirement is the payment of dividends on its common and preferred shares. The Company's principal source of funding for its dividend payments is distributions it receives from the operating partnership.

As of December 31, 2012, the Company owned an approximate 98.1% partnership interest and other limited partners, including some of our directors, executive officers and their affiliates, owned the remaining 1.9% partnership interest (including LTIP units) in the operating partnership. As the sole general partner of the operating partnership, BioMed Realty Trust, Inc. has the full, exclusive and complete responsibility for the operating partnership's day-to-day management and control.

The liquidity of the Company is dependent on the operating partnership's ability to make sufficient distributions to the Company. The primary cash requirement of the Company is its payment of dividends to its stockholders. The Company also guarantees some of the operating partnership's debt, as discussed further in Note 5 of the Notes to Consolidated Financial Statements included elsewhere herein. If the operating partnership fails to fulfill certain of its debt requirements, which trigger the Company's guarantee obligations, then the Company will be required to fulfill its cash payment commitments under such guarantees. However, the Company's only significant asset is its investment in the operating partnership.

We believe the operating partnership's sources of working capital, specifically its cash flow from operations, and borrowings available under its unsecured line of credit, are adequate for it to make its distribution payments to the Company and, in turn, for the Company to make its dividend payments to its stockholders. However, we cannot assure you that the operating partnership's sources of capital will continue to be available at all or in amounts sufficient to meet its needs, including its ability to make distribution payments to the Company. The unavailability of capital could adversely affect the operating partnership's ability to pay its distributions to the Company, which would in turn, adversely affect the Company's ability to pay cash dividends to its stockholders.

Our short-term liquidity requirements consist primarily of funds to pay for future dividends expected to be paid to the Company's stockholders, operating expenses and other expenditures directly associated with our properties, interest expense and scheduled principal payments on outstanding indebtedness, general and administrative expenses, construction projects, capital expenditures, tenant improvements and leasing commissions.

The Company may from time to time seek to repurchase or redeem the operating partnership's outstanding debt, the Company's shares of common stock or preferred stock or other securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or redemptions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

For the Company to maintain its qualification as a REIT, it must pay dividends to its stockholders aggregating annually at least 90% of its ordinary taxable income. While historically the Company has satisfied this distribution requirement by making cash distributions to its stockholders, it may choose to satisfy this requirement by making distributions of cash or other property, including, in limited circumstances, the Company's own stock. As a result of this distribution requirement, the operating partnership cannot rely on retained earnings to fund its ongoing operations to the same extent that other companies whose parent companies are not REITs can. The Company may need to continue to raise capital in the equity markets to fund the operating partnership's working capital needs, acquisitions and developments.

The Company is a well-known seasoned issuer with an effective shelf registration statement that allows the Company to register an unspecified amount of various classes of equity securities and the operating partnership to register an unspecified amount of various classes of debt securities. As circumstances warrant, the Company may issue equity from time to time on an opportunistic basis, dependent upon market conditions and available pricing. When the Company receives proceeds from preferred or common equity issuances, it is required by the operating partnership's partnership agreement to contribute the proceeds from its equity issuances to the operating partnership in exchange for preferred or partnership units of the operating partnership. The operating partnership may use the proceeds to repay debt, including borrowings under its unsecured line of credit, to develop new or existing properties, to acquire properties or for general corporate purposes.

Liquidity and Capital Resources of BioMed Realty, L.P.

In this "Liquidity and Capital Resources of BioMed Realty, L.P." section, the terms "we," "our" and "us" refer to the operating partnership together with its consolidated subsidiaries or our operating partnership and BioMed Realty Trust, Inc. together with their consolidated subsidiaries, as the context requires. BioMed Realty Trust, Inc., or our Parent Company, is our sole general partner and consolidates our results of operations for financial reporting purposes. Because we operate on a consolidated basis with our Parent Company, the section entitled "Liquidity and Capital Resources of BioMed Realty Trust, Inc." should be read in conjunction with this section to understand our liquidity and capital resources on a consolidated basis.

Our short-term liquidity requirements consist primarily of funds to pay for future dividends expected to be paid to our Parent Company's stockholders, operating expenses and other expenditures directly associated with our properties, interest expense and scheduled principal payments on outstanding indebtedness, general and administrative expenses, construction projects, capital expenditures, tenant improvements and leasing commissions.

The remaining principal payments due for our consolidated and our proportionate share of unconsolidated indebtedness (excluding debt premiums and discounts) as of December 31, 2012 were as follows (in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total
Consolidated indebtedness:							
Fixed-rate mortgages	$ 8,364	$ 339,088	$ 6,482	$ 143,784	$ 27,338	$ 42,471	$ 567,527
Unsecured line of credit	—	—	118,000	—	—	—	118,000
Unsecured Senior Term Loan - U.S. dollars	—	—	—	—	243,596	—	243,596
Unsecured Senior Term Loan - GBP (1)	—	—	—	—	161,860	—	161,860
Exchangeable Senior Notes	—	—	—	—	—	180,000	180,000
Notes due 2016	—	—	—	400,000	—	—	400,000
Notes due 2020	—	—	—	—	—	250,000	250,000
Notes due 2022	—	—	—	—	—	250,000	250,000
Total consolidated indebtedness	8,364	339,088	124,482	543,784	432,794	722,471	2,170,983
Share of unconsolidated indebtedness:							
Secured construction loan	27,795	—	—	—	—	—	27,795
Total share of unconsolidated indebtedness	27,795	—	—	—	—	—	27,795
Total indebtedness	$ 36,159	$ 339,088	$ 124,482	$ 543,784	$ 432,794	$ 722,471	$ 2,198,778

(1) During the year ended December 31, 2012, we converted approximately $156.4 million of outstanding borrowings of our Unsecured Senior Term Loan into GBP equal to £100.0 million. The principal balance represents the U.S. dollar amount based on the exchange rate of $1.62 to £1.00 at December 31, 2012.

Our $338.4 million mortgage loan secured by our Center for Life Science | Boston property matures in 2014, and includes a financial covenant relating to a minimum amount of net worth. Management believes that it was in compliance with this covenant as of December 31, 2012.

On March 30, 2012, we entered into the Unsecured Senior Term Loan with KeyBank National Association, as administrative agent, and certain other lenders, providing for borrowings to us of $400.0 million. On August 2, 2012, we converted approximately $156.4 million of outstanding borrowings of our Unsecured Senior Term Loan into GBP equal to £100.0 million.

On June 28, 2012, we issued $250.0 million principal amount of our Notes due 2022, which are governed by a base indenture and supplemental indenture, dated March 30, 2011 and June 28, 2012, respectively, among us, as issuer, our Parent Company, as guarantor, and U.S. Bank National Association, as trustee.

The terms of the indentures governing the Notes due 2016, the Notes due 2020 and the Notes due 2022 require compliance with various financial covenants, including limits on the amount of total leverage and secured debt maintained by us and which require us to maintain minimum levels of debt service coverage. Management believes that it was in compliance with these covenants as of December 31, 2012.

The Unsecured Senior Term Loan and the credit agreement governing our unsecured line of credit include certain restrictions and covenants which require compliance with financial covenants relating to the minimum amounts of net worth, fixed charge coverage, unsecured debt service coverage, overall leverage and unsecured leverage ratios, the maximum amount of secured indebtedness and certain investment limitations. Management believes that it was in compliance with these covenants as of December 31, 2012.

Our long-term liquidity requirements consist primarily of funds to pay for scheduled debt maturities, construction obligations, renovations, expansions, capital commitments and other non-recurring capital expenditures that need to be made periodically, and the costs associated with acquisitions of properties that we pursue. At December 31, 2012, we had acquired a participating interest in the Construction Loan and entered into construction contracts and lease agreements, with a remaining commitment totaling approximately $325.2 million related to the Construction Loan funding, tenant improvements, leasing commissions and construction-related capital expenditures.

We expect to satisfy our short-term liquidity requirements through our existing working capital and cash provided by our operations, the issuance of long-term secured and unsecured indebtedness, the issuance of additional equity or debt securities and the use of net proceeds from the disposition of non-strategic assets. Our rental revenues, provided by our leases, generally provide cash inflows to meet our debt service obligations, pay general and administrative expenses, and fund regular distributions. We expect to satisfy our long-term liquidity requirements through our existing working capital, cash provided by operations, long-term secured and unsecured indebtedness and the issuance of additional equity or debt securities. We also expect to use funds available under our unsecured line of credit to finance acquisition and development activities and capital expenditures on an interim basis. In addition, we have an investment grade rating, which we believe will provide us with continued access to the unsecured debt markets, providing us with an additional source of long term financing.

BioMed Realty Trust, Inc.'s total capitalization at December 31, 2012 was approximately $5.4 billion and was comprised of the following (dollars in thousands):

	Shares/Units at December 31, 2012	Aggregate Principal Amount or Dollar Value Equivalent	Percent of Total Capitalization
Debt:			
Mortgage notes payable (1)		$ 567,527	10.5%
Exchangeable Senior Notes		180,000	3.3%
Notes due 2016 (1)		400,000	7.4%
Notes due 2020 (1)		250,000	4.6%
Notes due 2022 (1)		250,000	4.6%
Unsecured Senior Term Loan (2)		405,456	7.5%
Unsecured line of credit		118,000	2.2%
Total debt		2,170,983	40.1%
Equity:			
Common shares, operating partnership and LTIP units outstanding (3)	157,260,576	3,039,847	56.2%
7.375% Series A Preferred shares outstanding (4)	7,920,000	198,000	3.7%
Total capital		3,237,847	59.9%
Total capitalization		$ 5,408,830	100.0%

(1) Amounts exclude unamortized debt premiums and unamortized debt discounts.

(2) During the year ended December 31, 2012, we converted approximately $156.4 million of outstanding borrowings of our Unsecured Senior Term Loan into GBP equal to £100.0 million. The principal balance represents the U.S. dollar amount based on the exchange rate of $1.62 to £1.00 at December 31, 2012.

(3) Aggregate amount based on the market closing price of the common stock of our Parent Company of $19.33 per share on the last trading day of the quarter. Limited partners who have been issued OP units have the right to require the operating partnership to redeem part or all of their OP units, which right with respect to LTIP units is subject to vesting and the satisfaction of other conditions. We may elect to acquire those OP units in exchange for shares of our Parent Company's common stock on a one-for-one basis, subject to adjustment. At December 31, 2012, 154,327,818 of the outstanding OP units had been issued to our Parent Company upon receipt of the net proceeds from the issuance of an equal number of shares of our Parent Company's common stock.

(4) Based on the liquidation preference of $25.00 per share of our Parent Company's 7.375% Series A preferred stock (we have issued a corresponding number of 7.375% Series A preferred units).

Although our organizational documents do not limit the amount of indebtedness that we may incur, our Parent Company's board of directors has adopted a policy of targeting our indebtedness at approximately 50% of our total asset book value. At December 31, 2012, the ratio of debt to total asset book value was approximately 44.9%. However, our Parent Company's board of directors may from time to time modify our debt policy in light of current economic or market conditions including, but not limited to, the relative costs of debt and equity capital, market conditions for debt and equity securities and fluctuations in the market price of our Parent Company's common stock. Accordingly, we may increase or decrease our debt to total asset book value ratio beyond the limit described above. In addition, the terms of the indentures governing our Notes due 2016, Notes due 2020 and Notes due 2022, the Unsecured Senior Term Loan credit facility and the credit agreement governing our unsecured line of credit require compliance with various financial covenants and ratios, which are discussed in detail above and in Note 5 in the Notes to Consolidated Financial Statements contained elsewhere herein.

We may from time to time seek to repurchase or redeem our outstanding debt, OP units or preferred units (subject to the repurchase or redemption of an equivalent number of shares of common stock or preferred stock by our Parent Company) or other securities, and our Parent Company may seek to repurchase or redeem its outstanding shares of common stock or preferred stock or other securities, in each case in open market purchases, privately negotiated transactions or otherwise. Such repurchases or redemptions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

Our unsecured credit agreement provides for borrowing capacity on our unsecured line of credit of $750.0 million with a maturity date of July 13, 2015. Subject to the administrative agent's reasonable discretion, we may increase the borrowing capacity of the unsecured line of credit to $1.25 billion upon satisfying certain conditions. In addition, we may, in our sole discretion, extend the maturity date of the unsecured line of credit to July 13, 2016 after satisfying certain conditions and paying an extension fee. At maturity, we may refinance the unsecured line of credit, depending on market conditions and the availability of credit, or we may execute the extension option. The unsecured line of credit bears interest at a floating rate equal to, at our option, either (1) reserve adjusted LIBOR plus a spread which ranges from 100 to 205 basis points, depending on our credit ratings, or (2) the highest of (a) the prime rate then in effect plus a spread which ranges from 0 to 125 basis points, (b) the federal funds rate then in effect plus a spread which ranges from 50 to 175 basis points or (c) one-month LIBOR plus a spread which ranges from 100 to 205 basis points, in each case, depending on our credit ratings. At December 31, 2012, we had $118.0 million in outstanding borrowings on our unsecured line of credit, with a weighted-average interest rate of 1.76%. At December 31, 2012, we had additional borrowing capacity under the unsecured line of credit of up to approximately $632.0 million.

A summary of our outstanding consolidated mortgage notes payable as of December 31, 2012 and 2011 is as follows (in thousands):

	Stated Interest Rate	Effective Interest Rate	Principal Balance December 31, 2012	Principal Balance December 31, 2011	Maturity Date
Mortgage Notes Payable					
9900 Belward Campus Drive	5.64%	3.99%	$ 10,767	$ —	July 1, 2017
9901 Belward Campus Drive	5.64%	3.99%	13,260	—	July 1, 2017
Center for Life Science | Boston	7.75%	7.75%	338,447	342,149	June 30, 2014
500 Kendall Street (Kendall D)	6.38%	5.45%	60,164	62,261	December 1, 2018
6828 Nancy Ridge Drive (1)	7.15%	5.38%	—	6,373	September 1, 2012
Shady Grove Road	5.97%	5.97%	144,889	146,581	September 1, 2016
Sidney Street (1)	7.23%	5.11%	—	26,400	June 1, 2012
900 Uniqema Boulevard (1)	8.61%	5.61%	—	814	May 1, 2015
			567,527	584,578	
Unamortized premiums			4,125	3,266	
Mortgage notes payable, net			571,652	587,844	

(1) During the year ended December 31, 2012, we repaid in full the outstanding mortgage notes totaling approximately $33.1 million pertaining to the 6828 Nancy Ridge Drive, Sidney Street and 900 Uniqema Boulevard properties, resulting in a gain on extinguishment representing the write-off of unamortized debt premium, partially offset by the write-off of deferred loan fees, which is included in other expense.

Premiums were recorded upon assumption of the mortgage notes payable at the time of the related acquisition to account for above-market interest rates. Amortization of these premiums is recorded as a reduction to interest expense over the remaining term of the respective note using a method that approximates the effective-interest method.

As of December 31, 2012, principal payments due for our indebtedness (excluding debt premiums and discounts, and our proportionate share of the indebtedness of our unconsolidated partnerships) were as follows (in thousands):

2013	$ 8,364
2014	339,088
2015	124,482
2016	543,784
2017	432,794
Thereafter (1)	722,471
	$ 2,170,983

(1) Includes $180.0 million in principal payments of the Exchangeable Senior Notes based on a contractual maturity date of January 15, 2030.

The following table provides information with respect to our contractual obligations at December 31, 2012, including maturities and scheduled principal repayments, but excluding related unamortized debt premiums. We were not subject to any material capital lease obligations or unconditional purchase obligations as of December 31, 2012.

Obligation	2013	2014-2015	2016-2017	Thereafter	Total
			(In thousands)		
Mortgage notes payable (1)	$ 8,364	$ 345,570	$ 171,122	$ 42,471	$ 567,527
Exchangeable Senior Notes	—	—	—	180,000	180,000
Notes due 2016 (2)	—	—	400,000	—	400,000
Notes due 2020 (2)	—	—	—	250,000	250,000
Notes due 2022 (2)	—	—	—	250,000	250,000
Unsecured Senior Term Loan - US Dollar	—	—	243,596	—	243,596
Unsecured Senior Term Loan - GBP	—	—	161,860	—	161,860
Unsecured line of credit	—	118,000	—	—	118,000
Share of debt of unconsolidated partnerships	27,795	—	—	—	27,795
Interest payments on debt obligations (3)	98,697	157,318	94,308	168,109	518,432
Ground lease obligations	3,206	6,687	7,073	364,865	381,831
Construction loan receivable	186,624	29,957	—	—	216,581
Construction projects	17,206	—	—	—	17,206
Tenant obligations, lease commissions and other commitments	88,262	2,728	435	—	91,425
Total	$ 430,154	$ 660,260	$ 1,078,394	$ 1,255,445	$ 3,424,253

(1) Balance excludes unamortized debt premium.

(2) Balance excludes unamortized debt discount.

(3) Interest payments reflect cash payments that are based on the interest rates in effect and debt balances outstanding on December 31, 2012.

Off-Balance Sheet Arrangements

As of December 31, 2012, we had investments in the following unconsolidated partnerships: (1) McKellar Court limited partnership, which owns a single tenant occupied property located in San Diego; and (2) two limited liability companies with PREI, which own a portfolio of properties located in Cambridge, Massachusetts (see Note 8 of the Notes to Consolidated Financial Statements included elsewhere herein for more information).

The McKellar Court partnership is a VIE; however, we are not the primary beneficiary. The limited partner at McKellar Court is the only tenant in the property and will bear a disproportionate amount of any losses. We, as the general partner, will receive 22% of the operating cash flows and 75% of the gains upon sale of the property. We account for our general partner interest using the equity method. The assets of the McKellar Court partnership were $14.1 million and $14.4 million and the liabilities were $10.5 million and $10.5 million at December 31, 2012 and December 31, 2011, respectively. Our equity in net income of the McKellar Court partnership was $915,000, $914,000 and $970,000 for the years ended December 31, 2012, 2011 and 2010, respectively. In December 2009, we provided funding in the form of a promissory note to the McKellar Court partnership in the amount of $10.3 million, which matures at the earlier of (1) January 1, 2020, or (2) the day that the limited partner exercises an option to purchase our ownership interest. Interest-only payments on the promissory note are due monthly at a fixed rate of 8.15% (the rate may adjust higher after January 1, 2015), with the principal balance outstanding due at maturity.

PREI II LLC is a VIE; however, we are not the primary beneficiary. PREI will bear the majority of any losses incurred. PREI I LLC does not qualify as a VIE. In addition, consolidation is not required as we do not control the limited liability companies. In connection with the formation of the PREI joint ventures in April 2007, we contributed 20% of the initial capital. However, the amount of cash flow distributions that we receive may be more or less based on the nature of the circumstances underlying the cash distributions due to provisions in the operating agreements governing the distribution of funds to each member and the occurrence of extraordinary cash flow events. We account for our member interests using the equity method for both limited liability companies. The assets of the PREI joint ventures were $249.9 million and $249.7 million at December 31, 2012 and December 31, 2011, respectively, and the liabilities were $144.7 million and $140.2 million at December 31, 2012 and December 31, 2011, respectively. Our equity in net loss of the PREI joint ventures was $2.3 million, $3.4 million and $2.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We are the primary beneficiary in six other VIEs, consisting of single-tenant properties in which the tenant has a fixed-price purchase option, which are consolidated and reflected in our consolidated financial statements.

Our proportionate share of outstanding debt related to our unconsolidated partnerships is summarized below (dollars in thousands):

			Principal Amount(1)		
Name	Ownership Percentage	Interest Rate(2)	December 31, 2012	December 31, 2011	Maturity Date (3)
PREI I LLC (4)	20%	3.2%	$ 27,795	$ 27,795	August 13, 2013
Total			$ 27,795	$ 27,795	

(1) Amount represents our proportionate share of the total outstanding indebtedness for each of the unconsolidated partnerships.

(2) Effective or weighted-average interest rate of the outstanding indebtedness as of December 31, 2012.

(3) The wholly-owned subsidiary of PREI I LLC has an option to extend the maturity date of this loan for one year.

(4) Amount represents our proportionate share of a secured loan, which bears interest at a LIBOR-indexed variable rate with a borrowing capacity of up to $139.0 million. The secured loan was executed by a wholly-owned subsidiary of PREI I LLC in connection with the construction of the 650 East Kendall Street property. In accordance with the loan agreement, Prudential Insurance Corporation of America has guaranteed repayment of the secured loan.

Inflation

Some of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. In addition, most of our leases require the tenant to pay an allocable share of operating expenses, including common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation, assuming our properties remain leased and tenants fulfill their obligations to reimburse us for such expenses.

Our unsecured line of credit, a portion of our Unsecured Senior Term Loan and our proportionate share of the outstanding balance of the PREI joint ventures' secured construction loan bear interest at variable rates, which will be influenced by changes in short-term interest rates, and will be sensitive to inflation.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Our future income, cash flows and fair-values relevant to financial instruments depend upon prevailing market interest rates. Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control contribute to interest rate risk, equity price risk, and foreign currency exchange rate risk.

Interest Rate Risk

As of December 31, 2012, our consolidated debt consisted of the following (dollars in thousands):

	Principal Balance (1)	Percent of Total Debt	Effective Interest Rate at December 31, 2012
Fixed interest rate (2)	$ 1,645,829	75.9%	5.37%
Variable interest rate (3)	523,456	24.1%	1.93%
Total/weighted-average effective interest rate	$ 2,169,285	100.0%	4.54%

(1) Principal balance includes only consolidated indebtedness.

(2) Includes five mortgage notes payable secured by certain of our properties (including unamortized premiums), our Exchangeable Senior Notes, our Notes due 2016 (including unamortized debt discount), our Notes due 2020 (including unamortized debt discount) and our Notes due 2022 (including unamortized debt discount).

(3) Includes our Unsecured Senior Term Loan and our unsecured line of credit, which bear interest at LIBOR-indexed variable interest rates, plus a credit spread. On August 2, 2012, we converted approximately $156.4 million of outstanding borrowings of the Unsecured Senior Term Loan into GBP equal to £100.0 million. The principal balance represents the U.S. dollar amount based on the exchange rate of $1.62 to £1.00 at December 31, 2012. The stated effective rate for the variable interest debt excludes the impact of any interest rate swap agreements. We have entered into four U.S. dollar interest rate swaps, which are intended to have the effect of initially fixing the interest rate on $200.0 million of the outstanding amount under our Unsecured Senior Term Loan at a weighted-average interest rate of approximately 2.81% for a five-year term (including applicable credit spreads for the underlying debt), subject to adjustment based on our credit ratings. We have entered into two GBP interest rate swaps, which are intended to have the effect of initially fixing the interest rate on £100.0 million of the outstanding amount under our Unsecured Senior Term Loan at approximately 2.39% for the remaining term of the Unsecured Senior Term Loan (including applicable credit spreads for the underlying debt), subject to adjustment based on our credit ratings.

To determine the fair-value of our outstanding consolidated indebtedness, we utilize quoted market prices to estimate the fair-value, when available. If quoted market prices are not available, we calculate the fair-value of our mortgage notes payable and other fixed-rate debt based on an estimate of current lending rates, assuming the debt is outstanding through maturity and considering the notes' collateral. In determining the current market rate for fixed-rate debt, a market credit spread is added to the quoted yields on federal government treasury securities with similar terms to debt. In determining the current market rate for variable-rate debt, a market credit spread is added to the current effective interest rate. At December 31, 2012, the fair-value of the fixed-rate debt was estimated to be $1.8 billion compared to the net carrying value of $1.6 billion (including debt premiums and discounts). At December 31, 2012, the fair-value of the variable-rate debt was estimated to be equal to the net carrying value of $523.5 million. We do not believe that the interest rate risk represented by our fixed-rate debt or the risk of changes in the credit spread related to our variable-rate debt was material as of December 31, 2012 in relation to total assets of $4.8 billion and equity market capitalization of $3.2 billion of BioMed Realty Trust, Inc.'s common stock and preferred stock, and BioMed Realty, L.P.'s OP units.

Based on the unhedged outstanding balances of our unsecured line of credit, our Unsecured Senior Term Loan and our proportionate share of the outstanding balance for the PREI joint ventures' secured construction loan at December 31, 2012, a 1% change in interest rates would change our interest costs by approximately $1.9 million per year. This amount was determined by considering the impact of hypothetical interest rates on our financial instruments. This analysis does not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of the magnitude discussed above, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in our financial structure.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, caps and treasury locks in order to mitigate our interest rate risk on a related financial instrument. The use of these types of instruments to hedge our exposure to changes in interest rates carries additional risks, including counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. To limit counterparty credit risk we will seek to enter into such agreements with major financial institutions with high credit ratings. There can be no assurance that we will be able to adequately protect against the foregoing risks and will ultimately realize an economic benefit that exceeds the related amounts incurred in connection with engaging in such hedging activities. We do not enter into such contracts for speculative or trading purposes.

Equity Price Risk

We have exposure to equity price market risk because of our equity investments in certain publicly traded companies and privately held entities. We classify investments in publicly traded companies as "available for sale" and, consequently, record them on our condensed consolidated balance sheets at fair-value, with unrealized gains or losses reported as a component of accumulated other comprehensive income or loss. Investments in privately held entities are generally accounted for under the cost method because we do not influence any of the operating or financial policies of the entities in which we invest. For all investments, we recognize other-than-temporary declines in value against earnings in the same period during which the decline in value was deemed to have occurred. There is no assurance that future declines in value will not have a material adverse impact on our future results of operations. A 10% decrease in the fair-value of our equity investments as of December 31, 2012, would equal approximately $1.3 million.

Foreign Currency Exchange Rate Risk

We have exposure to foreign currency exchange rate risk related to our subsidiary operating in the United Kingdom. The functional currency of our foreign subsidiary is GBP. Gains or losses resulting from the translation of our foreign subsidiary's balance sheet and statement of income are included in other comprehensive income. Gains or losses will be reflected in our statements of income when there is a sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment. For the year ended December 31, 2012, total revenues from our foreign subsidiary were $10.3 million, which represented 2.0% of our total revenues. Our net investment in properties outside the United States was $188.8 million as of December 31, 2012. On August 2, 2012, we converted a portion of the outstanding borrowings of our Unsecured Senior Term Loan into GBP, which we designated as a net investment hedge to mitigate our risk to fluctuations in foreign currency exchange rates. As a result, our unhedged net investment in properties outside the United States was $26.9 million as of December 31, 2012.

ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
BioMed Realty Trust, Inc.:

We have audited the accompanying consolidated balance sheets of BioMed Realty Trust, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioMed Realty Trust, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 6, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

San Diego, California
February 6, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
BioMed Realty Trust, Inc.:

We have audited BioMed Realty Trust, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, BioMed Realty Trust, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BioMed Realty Trust Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 6, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

San Diego, California
February 6, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors of the General Partner
BioMed Realty, L.P.:

We have audited the accompanying consolidated balance sheets of BioMed Realty, L.P. and subsidiaries (the Operating Partnership) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, capital, and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioMed Realty, L.P., and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

San Diego, California
February 6, 2013


2012 Annual Report
to Stockholders

BIOMED REALTY TRUST, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,	
	2012	2011
ASSETS		
Investments in real estate, net	$ 4,319,716	$ 3,950,246
Investments in unconsolidated partnerships	32,367	33,389
Cash and cash equivalents	19,976	16,411
Accounts receivable, net	4,507	5,141
Accrued straight-line rents, net	152,096	130,582
Deferred leasing costs, net	172,363	157,255
Other assets	133,454	135,521
Total assets	$ 4,834,479	$ 4,428,545
LIABILITIES AND EQUITY		
Mortgage notes payable, net	$ 571,652	$ 587,844
Exchangeable senior notes	180,000	180,000
Unsecured senior notes, net	894,177	645,581
Unsecured senior term loan	405,456	—
Unsecured line of credit	118,000	268,000
Accounts payable, accrued expenses and other liabilities	180,653	134,924
Total liabilities	2,349,938	1,816,349
Equity:		
Stockholders' equity:		
Preferred stock, $.01 par value, 15,000,000 shares authorized: 7.375% Series A cumulative redeemable preferred stock, $198,000 liquidation preference ($25.00 per share), 7,920,000 shares issued and outstanding at December 31, 2012 and December 31, 2011	191,469	191,469
Common stock, $.01 par value, 200,000,000 shares authorized, 154,327,818 and 154,101,482 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	1,543	1,541
Additional paid-in capital	2,781,849	2,773,994
Accumulated other comprehensive loss, net	(54,725)	(60,138)
Dividends in excess of earnings	(443,280)	(304,759)
Total stockholders' equity	2,476,856	2,602,107
Noncontrolling interests	7,685	10,089
Total equity	2,484,541	2,612,196
Total liabilities and equity	$ 4,834,479	$ 4,428,545

See accompanying notes to consolidated financial statements.

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data)

	For the Year Ended December 31,		
	2012	2011	2010
Revenues:			
Rental	$ 392,628	$ 329,454	$ 292,799
Tenant recoveries	120,793	101,965	86,903
Other revenue	4,746	6,781	3,927
Total revenues	518,167	438,200	383,629
Expenses:			
Rental operations	152,219	128,146	111,900
Depreciation and amortization	196,844	142,319	114,788
General and administrative	38,025	30,966	25,901
Acquisition-related expenses	13,077	1,099	3,053
Total expenses	400,165	302,530	255,642
Income from operations	118,002	135,670	127,987
Equity in net loss of unconsolidated partnerships	(1,389)	(2,489)	(1,645)
Interest expense, net	(99,608)	(89,181)	(86,073)
Other expense	(872)	(1,760)	(2,658)
Income from continuing operations	16,133	42,240	37,611
(Loss) / income from discontinued operations	(4,370)	474	1,703
Net income	11,763	42,714	39,314
Net loss / (income) attributable to noncontrolling interests	62	(525)	(498)
Net income attributable to the Company	11,825	42,189	38,816
Preferred stock dividends	(14,603)	(16,033)	(16,963)
Cost on redemption of preferred stock	—	(165)	—
Net (loss) / income available to common stockholders	$ (2,778)	$ 25,991	$ 21,853
Income from continuing operations per share available to common stockholders:			
Basic and diluted earnings per share	$ —	$ 0.19	$ 0.17
(Loss) / income from discontinued operations per share available to common stockholders:			
Basic and diluted earnings per share	$ (0.03)	$ —	$ 0.02
Net (loss) / income per share available to common stockholders:			
Basic and diluted earnings per share	$ (0.03)	$ 0.19	$ 0.19
Weighted-average common shares outstanding:			
Basic	152,752,086	132,625,915	112,698,704
Diluted	155,700,387	135,609,843	115,718,199

See accompanying notes to consolidated financial statements.

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Net income	$ 11,763	$ 42,714	$ 39,314
Other comprehensive income:			
Foreign currency translation adjustments	3,611	—	—
Unrealized (loss) / gain on derivative instruments, net	(5,144)	3,857	8,182
Amortization of deferred interest costs	6,933	7,027	7,114
Reclassification on unrealized loss on equity securities	545	5,132	—
Reclassification on sale of equity securities	(38)	70	(537)
Unrealized loss on equity securities	(390)	(5,131)	(74)
Total other comprehensive income	5,517	10,955	14,685
Comprehensive income	17,280	53,669	53,999
Comprehensive income attributable to noncontrolling interests	(42)	(760)	(857)
Comprehensive income attributable to the Company	$ 17,238	$ 52,909	$ 53,142

See accompanying notes to consolidated financial statements.

2012 Annual Report to Stockholders

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except share data)

	Series A Preferred Stock	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss, net	Dividends in Excess of Earnings	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
		Shares	Amount						
Balance at December 31, 2009	$ 222,413	99,000,269	$ 990	$ 1,843,551	$ (85,183)	$ (167,429)	$ 1,814,342	$ 9,590	$ 1,823,932
Net proceeds from sale of common stock	—	31,426,000	314	523,358	—	—	523,672	—	523,672
Net issuances of unvested restricted common stock	—	544,930	5	(1,243)	—	—	(1,238)	—	(1,238)
Conversion of OP units to common stock	—	75,310	1	(30)	—	—	(29)	29	—
Vesting of share-based awards	—	—	—	6,989	—	—	6,989	—	6,989
Reallocation of equity to noncontrolling interests	—	—	—	(1,137)	—	—	(1,137)	1,137	—
Common stock dividends	—	—	—	—	—	(75,600)	(75,600)	—	(75,600)
OP unit distributions	—	—	—	—	—	—	—	(1,895)	(1,895)
Net income	—	—	—	—	—	38,816	38,816	498	39,314
Preferred stock dividends	—	—	—	—	—	(16,963)	(16,963)	—	(16,963)
Reclassification on sale of equity securities	—	—	—	—	(522)	—	(522)	(15)	(537)
Unrealized loss on equity securities	—	—	—	—	(72)	—	(72)	(2)	(74)
Amortization of deferred interest costs	—	—	—	—	6,943	—	6,943	171	7,114
Unrealized gain on derivative instruments, net	—	—	—	—	7,977	—	7,977	205	8,182
Balance at December 31, 2010	222,413	131,046,509	1,310	2,371,488	(70,857)	(221,176)	2,303,178	9,718	2,312,896
Net proceeds from sale of common stock	—	22,562,922	225	399,346	—	—	399,571	—	399,571
Net issuances of unvested restricted common stock	—	470,780	5	(2,425)	—	—	(2,420)	—	(2,420)
Conversion of OP units to common stock	—	21,271	1	(50)	—	—	(49)	49	—
Redemption of preferred stock	(30,944)	—	—	—	—	(165)	(31,109)	—	(31,109)
Vesting of share-based awards	—	—	—	7,582	—	—	7,582	—	7,582
Reallocation of equity to noncontrolling interests	—	—	—	(1,947)	—	—	(1,947)	1,947	—
Common stock dividends	—	—	—	—	—	(109,574)	(109,574)	—	(109,574)
OP unit distributions	—	—	—	—	—	—	—	(2,386)	(2,386)

	Series A Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss, net	Dividends in Excess of Earnings	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
Net income	—	—	—	—	—	42,189	42,189	525	42,714
Preferred stock dividends	—	—	—	—	—	(16,033)	(16,033)	—	(16,033)
Reclassification on unrealized loss on equity securities	—	—	—	—	5,021	—	5,021	111	5,132
Reclassification on sale of equity securities	—	—	—	—	69	—	69	1	70
Unrealized loss on equity securities	—	—	—	—	(5,021)	—	(5,021)	(110)	(5,131)
Amortization of deferred interest costs	—	—	—	—	6,877	—	6,877	150	7,027
Unrealized gain on derivative instruments, net	—	—	—	—	3,773	—	3,773	84	3,857
Balance at December 31, 2011	191,469	154,101,482	1,541	2,773,994	(60,138)	(304,759)	2,602,107	10,089	2,612,196
Net issuances of unvested restricted common stock	—	179,115	1	(3,529)	—	—	(3,528)	—	(3,528)
Conversion of OP units to common stock	—	47,221	1	—	—	—	1	(1)	—
Vesting of share-based awards	—	—	—	11,530	—	—	11,530	—	11,530
Reallocation of equity to noncontrolling interests	—	—	—	(146)	—	—	(146)	146	—
Common stock dividends	—	—	—	—	—	(135,743)	(135,743)	—	(135,743)
OP unit distributions	—	—	—	—	—	—	—	(2,591)	(2,591)
Net income / (loss)	—	—	—	—	—	11,825	11,825	(62)	11,763
Preferred stock dividends	—	—	—	—	—	(14,603)	(14,603)	—	(14,603)
Foreign currency translation adjustment	—	—	—	—	3,543	—	3,543	68	3,611
Reclassification on unrealized loss on equity securities	—	—	—	—	535	—	535	10	545
Reclassification on sale of equity securities	—	—	—	—	(38)	—	(38)	—	(38)
Unrealized loss on equity securities	—	—	—	—	(382)	—	(382)	(8)	(390)
Amortization of deferred interest costs	—	—	—	—	6,803	—	6,803	130	6,933
Unrealized loss on derivative instruments, net	—	—	—	—	(5,048)	—	(5,048)	(96)	(5,144)
Balance at December 31, 2012	$ 191,469	154,327,818	$ 1,543	$ 2,781,849	$ (54,725)	$ (443,280)	$ 2,476,856	$ 7,685	$ 2,484,541

See accompanying notes to consolidated financial statements.

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Operating activities:			
Net income	$ 11,763	$ 42,714	$ 39,314
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	196,927	142,681	115,355
Allowance for doubtful accounts	1,656	2,277	1,759
Non-cash revenue adjustments	11,261	10,400	1,107
Other non-cash adjustments	19,027	9,130	14,660
Compensation expense related to restricted common stock and LTIP units	11,530	7,582	6,989
Distributions representing a return on capital from unconsolidated partnerships	1,202	2,428	1,374
Changes in operating assets and liabilities:			
Accounts receivable	282	(1,308)	(2,052)
Accrued straight-line rents	(23,044)	(24,925)	(26,285)
Deferred leasing costs	(13,993)	(12,583)	(5,631)
Other assets	2,748	2,640	(11,592)
Accounts payable, accrued expenses and other liabilities	18,876	(6,005)	26,897
Net cash provided by operating activities	238,235	175,031	161,895
Investing activities:			
Purchases of investments in real estate and related intangible assets	(366,492)	(393,481)	(608,549)
Capital expenditures	(138,870)	(143,354)	(97,467)
Draws on construction loan receivable	(21,697)	—	
Contributions to unconsolidated partnerships, net	(2,410)	(54,436)	(4,397)
Purchases of debt and equity securities	(8,645)	(5,245)	—
Proceeds from the sale of equity securities	132	125	1,227
Deposits to escrow for acquisitions	—	(7,940)	(1,800)
Net cash used in investing activities	(537,982)	(604,331)	(710,986)
Financing activities:			
Proceeds from common stock offering	—	404,328	545,804
Payment of offering costs	—	(4,757)	(22,132)
Redemption of Series A preferred stock	—	(31,109)	—
Payment of deferred loan costs	(5,937)	(9,733)	(9,431)
Unsecured line of credit proceeds	596,000	771,575	745,392
Unsecured line of credit payments	(746,000)	(896,025)	(750,608)
Principal payments on mortgage notes payable	(41,196)	(67,741)	(23,463)
Proceeds from unsecured senior term loan	556,404	—	—
Unsecured senior term loan payments	(156,404)	—	—
Secured term loan payments	—	—	(250,000)
Repurchases of exchangeable senior notes due 2026	—	(19,800)	(26,410)
Proceeds from exchangeable senior notes due 2030	—	—	180,000
Proceeds from unsecured senior notes	247,815	397,460	247,443

	Year Ended December 31,		
	2012	2011	2010
Distributions to operating partnership unit and LTIP unit holders	(2,498)	(2,299)	(1,816)
Dividends paid to common stockholders	(130,298)	(101,032)	(67,180)
Dividends paid to preferred stockholders	(14,601)	(16,623)	(16,963)
Net cash provided by financing activities	303,285	424,244	550,636
Effect of exchange rate changes on cash and cash equivalents	27	—	—
Net increase / (decrease) in cash and cash equivalents	3,565	(5,056)	1,545
Cash and cash equivalents at beginning of period	16,411	21,467	19,922
Cash and cash equivalents at end of period	$ 19,976	$ 16,411	$ 21,467
Supplemental disclosure of cash flow information:			
Cash paid during the period for interest (net of amounts capitalized of $8,644, $7,568 and $5,442, respectively)	$ 81,868	$ 76,005	$ 74,620
Supplemental disclosure of non-cash investing and financing activities:			
Accrual for preferred stock dividends declared	$ 3,651	$ 3,651	$ 4,241
Accrual for common stock dividends declared	36,268	30,821	22,279
Accrual for distributions declared for operating partnership unit and LTIP unit holders	689	596	509
Accrued additions to real estate and related intangible assets	33,153	24,317	37,415
Mortgage note assumed (includes premium of $1,802 and $660 in 2012 and 2010, respectively)	25,947	—	13,951
Deposits applied for acquisitions	18,649	1,800	—

See accompanying notes to consolidated financial statements.

BIOMED REALTY, L.P.

CONSOLIDATED BALANCE SHEETS
(In thousands, except unit data)

	December 31, 2012	December 31, 2011
ASSETS		
Investments in real estate, net	$ 4,319,716	$ 3,950,246
Investments in unconsolidated partnerships	32,367	33,389
Cash and cash equivalents	19,976	16,411
Accounts receivable, net	4,507	5,141
Accrued straight-line rents, net	152,096	130,582
Deferred leasing costs, net	172,363	157,255
Other assets	133,454	135,521
Total assets	$ 4,834,479	$ 4,428,545
LIABILITIES AND CAPITAL		
Mortgage notes payable, net	$ 571,652	$ 587,844
Exchangeable senior notes	180,000	180,000
Unsecured senior notes, net	894,177	645,581
Unsecured senior term loan	405,456	—
Unsecured line of credit	118,000	268,000
Accounts payable, accrued expenses and other liabilities	180,653	134,924
Total liabilities	2,349,938	1,816,349
Capital:		
Partners' capital:		
Preferred units, 7.375% Series A cumulative redeemable preferred units, $198,000 liquidation preference ($25.00 per unit), 7,920,000 units issued and outstanding at December 31, 2012 and December 31, 2011	191,469	191,469
Limited partners' capital, 2,932,758 and 2,979,979 units issued and outstanding at December 31, 2012 and December 31, 2011, respectively	7,937	10,332
General partner's capital, 154,327,818 and 154,101,482 units issued and outstanding at December 31, 2012 and December 31, 2011, respectively	2,338,464	2,469,233
Accumulated other comprehensive loss, net	(53,077)	(58,594)
Total partners' capital	2,484,793	2,612,440
Noncontrolling interests deficit	(252)	(244)
Total capital	2,484,541	2,612,196
Total liabilities and capital	$ 4,834,479	$ 4,428,545

See accompanying notes to consolidated financial statements.

BIOMED REALTY, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except unit data)

	For the Year Ended December 31,		
	2012	2011	2010
Revenues:			
Rental	$ 392,628	$ 329,454	$ 292,799
Tenant recoveries	120,793	101,965	86,903
Other revenue	4,746	6,781	3,927
Total revenues	518,167	438,200	383,629
Expenses:			
Rental operations	152,219	128,146	111,900
Depreciation and amortization	196,844	142,319	114,788
General and administrative	38,025	30,966	25,901
Acquisition-related expenses	13,077	1,099	3,053
Total expenses	400,165	302,530	255,642
Income from operations	118,002	135,670	127,987
Equity in net loss of unconsolidated partnerships	(1,389)	(2,489)	(1,645)
Interest expense, net	(99,608)	(89,181)	(86,073)
Other expense	(872)	(1,760)	(2,658)
Income from continuing operations	16,133	42,240	37,611
(Loss)/income from discontinued operations	(4,370)	474	1,703
Net income	11,763	42,714	39,314
Net loss attributable to noncontrolling interests	8	44	48
Net income attributable to the Operating Partnership	11,771	42,758	39,362
Preferred unit distributions	(14,603)	(16,033)	(16,963)
Cost on redemption of preferred units	—	(165)	—
Net (loss)/income available to unitholders	$ (2,832)	$ 26,560	$ 22,399
Income from continuing operations per unit available to unitholders:			
Basic and diluted earnings per unit	$ —	$ 0.19	$ 0.17
(Loss)/income from discontinued operations per unit available to unitholders:			
Basic and diluted earnings per unit	$ (0.03)	$ —	$ 0.02
Net (loss)/income per unit available to unitholders:			
Basic and diluted earnings per unit	$ (0.03)	$ 0.19	$ 0.19
Weighted-average units outstanding:			
Basic	155,670,931	135,549,934	115,572,569
Diluted	155,670,931	135,549,934	115,572,569

See accompanying notes to consolidated financial statements.

BIOMED REALTY, L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Net income	$ 11,763	$ 42,714	$ 39,314
Other comprehensive income:			
Foreign currency translation adjustments	3,611	—	—
Unrealized (loss)/gain on derivative instruments, net	(5,144)	3,857	8,182
Amortization of deferred interest costs	6,933	7,027	7,114
Reclassification on unrealized loss on equity securities	545	5,132	—
Reclassification on sale of equity securities	(38)	70	(537)
Unrealized loss on equity securities	(390)	(5,131)	(74)
Total other comprehensive income	5,517	10,955	14,685
Comprehensive income	17,280	53,669	53,999
Comprehensive loss attributable to noncontrolling interests	8	44	48
Comprehensive income attributable to the Operating Partnership	$ 17,288	$ 53,713	$ 54,047

See accompanying notes to consolidated financial statements.

2012 Annual Report to Stockholders

BIOMED REALTY, L.P.

CONSOLIDATED STATEMENTS OF CAPITAL
(In thousands, except unit data)

	Preferred Series A		Limited Partners' Capital		General Partner's Capital		Accumulated Other Comprehensive (Loss)/Income	Total Partners' Equity	Noncontrolling Interests	Total Equity
	Units	Amount	Units	Amount	Units	Amount				
Balance at December 31, 2009	9,200,000	$ 222,413	3,076,560	$ 9,724	99,000,269	$ 1,676,181	$ (84,234)	$ 1,824,084	$ (152)	$ 1,823,932
Proceeds from issuance of OP units	—	—	—	—	31,426,000	523,672	—	523,672	—	523,672
Net issuances of unvested restricted OP units	—	—	—	—	544,930	(1,238)	—	(1,238)	—	(1,238)
Conversion of OP units	—	—	(75,310)	29	75,310	(29)	—	—	—	—
Vesting of share-based awards	—	—	—	—	—	6,989	—	6,989	—	6,989
Reallocation of equity to limited partners	—	—	—	1,514	—	(1,514)	—	—	—	—
Distributions	—	(16,963)	—	(1,895)	—	(75,600)	—	(94,458)	—	(94,458)
Net income	—	16,963	—	546	—	21,853	—	39,362	(48)	39,314
Reclassification on sale of equity securities	—	—	—	—	—	—	(537)	(537)	—	(537)
Unrealized loss on equity securities	—	—	—	—	—	—	(74)	(74)	—	(74)
Amortization of deferred interest costs	—	—	—	—	—	—	7,114	7,114	—	7,114
Unrealized gain on derivative instruments, net	—	—	—	—	—	—	8,182	8,182	—	8,182
Balance at December 31, 2010	9,200,000	222,413	3,001,250	9,918	131,046,509	2,150,314	$ (69,549)	2,313,096	(200)	2,312,896
Proceeds from issuance of OP units	—	—	—	—	22,562,922	399,571	—	399,571	—	399,571
Net issuances of unvested restricted OP units	—	—	—	—	470,780	(2,420)	—	(2,420)	—	(2,420)
Conversion of OP units	—	—	(21,271)	49	21,271	(49)	—	—	—	—
Redemption of preferred units	(1,280,000)	(31,109)	—	—	—	—	—	(31,109)	—	(31,109)
Vesting of share-based awards	—	—	—	—	—	7,582	—	7,582	—	7,582
Reallocation of equity to limited partners	—	—	—	2,182	—	(2,182)	—	—	—	—
Distributions	—	(16,033)	—	(2,386)	—	(109,574)	—	(127,993)	—	(127,993)
Net income	—	16,198	—	569	—	25,991	—	42,758	(44)	42,714

Reclassification on unrealized loss on equity securities	—	—	—	—	—	—	5,132	5,132	—	5,132
Reclassification on sale of equity securities	—	—	—	—	—	—	70	70	—	70
Unrealized loss on equity securities	—	—	—	—	—	—	(5,131)	(5,131)	—	(5,131)
Amortization of deferred interest costs	—	—	—	—	—	—	7,027	7,027	—	7,027
Unrealized gain on derivative instruments, net		—	—	—	—	—	3,857	3,857	—	3,857
Balance at December 31, 2011	7,920,000	191,469	2,979,979	10,332	154,101,482	2,469,233	$ (58,594)	2,612,440	(244)	2,612,196
Net issuances of unvested restricted OP units	—	—	—	—	179,115	(3,528)	—	(3,528)	—	(3,528)
Conversion of OP units	—	—	(47,221)	(1)	47,221	1	—	—	—	—
Vesting of share-based awards	—	—	—	—	—	11,530	—	11,530	—	11,530
Reallocation of equity to limited partners	—	—	—	251	—	(251)	—	—	—	—
Distributions	—	(14,603)	—	(2,591)	—	(135,743)	—	(152,937)	—	(152,937)
Net income / (loss)	—	14,603	—	(54)	—	(2,778)	—	11,771	(8)	11,763
Foreign currency translation adjustment	—	—	—	—	—	—	3,611	3,611	—	3,611
Reclassification on unrealized loss on equity securities	—	—	—	—	—	—	545	545	—	545
Reclassification on sale of equity securities	—	—	—	—	—	—	(38)	(38)	—	(38)
Unrealized loss on equity securities	—	—	—	—	—	—	(390)	(390)	—	(390)
Amortization of deferred interest costs	—	—	—	—	—	—	6,933	6,933	—	6,933
Unrealized loss on derivative instruments, net	—	—	—	—	—	—	(5,144)	(5,144)	—	(5,144)
Balance at December 31, 2012	7,920,000	$ 191,469	2,932,758	$ 7,937	154,327,818	$ 2,338,464	$ (53,077)	$ 2,484,793	$ (252)	$ 2,484,541

See accompanying notes to consolidated financial statements.

BIOMED REALTY, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Operating activities:			
Net income	$ 11,763	$ 42,714	$ 39,314
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	196,927	142,681	115,355
Allowance for doubtful accounts	1,656	2,277	1,759
Non-cash revenue adjustments	11,261	10,400	1,107
Other non-cash adjustments	19,027	9,130	14,660
Compensation expense related to share-based payments	11,530	7,582	6,989
Distributions representing a return on capital from unconsolidated partnerships	1,202	2,428	1,374
Changes in operating assets and liabilities:			
Accounts receivable	282	(1,308)	(2,052)
Accrued straight-line rents	(23,044)	(24,925)	(26,285)
Deferred leasing costs	(13,993)	(12,583)	(5,631)
Other assets	2,748	2,640	(11,592)
Accounts payable, accrued expenses and other liabilities	18,876	(6,005)	26,897
Net cash provided by operating activities	238,235	175,031	161,895
Investing activities:			
Purchases of investments in real estate and related intangible assets	(366,492)	(393,481)	(608,549)
Capital expenditures	(138,870)	(143,354)	(97,467)
Draws on construction loan receivable	(21,697)	—	—
Contributions to unconsolidated partnerships, net	(2,410)	(54,436)	(4,397)
Purchases of debt and equity securities	(8,645)	(5,245)	—
Proceeds from the sale of equity securities	132	125	1,227
Deposits to escrow for acquisitions	—	(7,940)	(1,800)
Net cash used in investing activities	(537,982)	(604,331)	(710,986)
Financing activities:			
Proceeds from issuance of OP units	—	368,462	523,672
Payment of deferred loan costs	(5,937)	(9,733)	(9,431)
Unsecured line of credit proceeds	596,000	771,575	745,392
Unsecured line of credit payments	(746,000)	(896,025)	(750,608)
Principal payments on mortgage notes payable	(41,196)	(67,741)	(23,463)
Proceeds from unsecured senior term loan	556,404	—	—
Unsecured senior term loan repayments	(156,404)	—	—
Secured term loan repayments	—	—	(250,000)
Repurchases of exchangeable senior notes due 2026	—	(19,800)	(26,410)
Proceeds from exchangeable senior notes due 2030	—	—	180,000
Proceeds from unsecured senior notes	247,815	397,460	247,443

	Year Ended December 31,		
	2012	2011	2010
Distributions paid to unitholders	(132,796)	(103,331)	(68,996)
Distributions paid to preferred unitholders	(14,601)	(16,623)	(16,963)
Net cash provided by financing activities	303,285	424,244	550,636
Effect of exchange rate changes on cash and cash equivalents	27	—	—
Net increase / (decrease) in cash and cash equivalents	3,565	(5,056)	1,545
Cash and cash equivalents at beginning of period	16,411	21,467	19,922
Cash and cash equivalents at end of period	$ 19,976	$ 16,411	$ 21,467
Supplemental disclosure of cash flow information:			
Cash paid during the period for interest (net of amounts capitalized of $8,644, $7,568 and $5,442, respectively)	$ 81,868	$ 76,005	$ 74,620
Supplemental disclosure of non-cash investing and financing activities:			
Accrual for unit distributions declared	$ 36,957	$ 31,417	$ 22,788
Accrual for preferred unit distributions declared	3,651	3,651	4,241
Accrued additions to real estate and related intangible assets	33,153	24,317	37,415
Mortgage notes assumed (includes premiums of $1,802 and $660 in 2012 and 2010, respectively)	25,947	—	13,951
Deposits applied for acquisitions	18,649	1,800	—

See accompanying notes to consolidated financial statements.

2012 Annual Report to Stockholders

BIOMED REALTY TRUST, INC.
BIOMED REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization of the Parent Company and Description of Business

BioMed Realty Trust, Inc., a Maryland corporation (the "Parent Company"), operates as a fully integrated, self-administered and self-managed real estate investment trust ("REIT") focused on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry principally through its subsidiary, BioMed Realty, L.P., a Maryland limited partnership (the "Operating Partnership" and together with the Parent Company referred to as the "Company"). The Company's tenants primarily include biotechnology and pharmaceutical companies, scientific research institutions, government agencies and other entities involved in the life science industry. The Company's properties are generally located in markets with well-established reputations as centers for scientific research, including Boston, San Francisco, Maryland, San Diego, New York/New Jersey, Pennsylvania and Seattle.

The Parent Company is the sole general partner of the Operating Partnership and, as of December 31, 2012, owned a 98.1% interest in the Operating Partnership. The remaining 1.9% interest in the Operating Partnership is held by limited partners. Each partner's percentage interest in the Operating Partnership is determined based on the number of operating partnership units and long-term incentive plan units ("LTIP units" and together with the operating partnership units, the "OP units") owned as compared to total OP units (and potentially issuable OP units, as applicable) outstanding as of each period end and is used as the basis for the allocation of net income or loss to each partner.

Information with respect to the square footage and the percent of rentable square feet leased to tenants is unaudited.

2. Basis of Presentation and Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, partnerships and limited liability companies it controls, and variable interest entities for which the Company has determined itself to be the primary beneficiary. All material intercompany transactions and balances have been eliminated. The Company consolidates entities the Company controls and records a noncontrolling interest for the portions not owned by the Company. Control is determined, where applicable, by the sufficiency of equity invested and the rights of the equity holders, and by the ownership of a majority of the voting interests, with consideration given to the existence of approval or veto rights granted to the minority stockholder. If the minority stockholder holds substantive participating rights, it overcomes the presumption of control by the majority voting interest holder. In contrast, if the minority stockholder simply holds protective rights (such as consent rights over certain actions), it does not overcome the presumption of control by the majority voting interest holder.

Assets and liabilities of subsidiaries outside the United States with non-U.S. dollar functional currencies are translated into U.S. dollars using exchange rates as of the balance sheet dates. Income and expenses are translated using the average exchange rates for the reporting period. Foreign currency translation adjustments are recorded as a component of other comprehensive income. For the year ended December 31, 2012, total revenues from properties outside the United States were $10.3 million, which represented 2.0% of the Company's total revenues during the same period. The Company's net investment in properties outside the United States was $188.8 million as of December 31, 2012.

Investments in Partnerships and Limited Liability Companies

The Company evaluates its investments in limited liability companies and partnerships to determine whether such entities may be a variable interest entity, or VIE, and, if a VIE, whether the Company is the primary beneficiary. Generally, an entity is determined to be a VIE when either (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest, (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. The primary beneficiary is the entity that has both (1) the power to direct matters that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company considers a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance including, but not limited to, the ability to direct financing, leasing, construction and other operating decisions and activities. In addition, the Company considers the rights of other investors to participate in policy making decisions, to replace or remove the manager and to liquidate or sell the entity. The obligation to absorb losses and the right to receive benefits when a reporting entity is affiliated with a VIE must be based on ownership, contractual, and/or other pecuniary interests in that VIE. The Company has determined that it is the primary beneficiary in six VIEs, consisting of single-tenant properties in which the tenant has a fixed-price purchase option, which are consolidated and reflected in the accompanying consolidated financial statements. Selected financial data of the VIEs at December 31, 2012 and 2011 consist of the following (in thousands):

	December 31, 2012	December 31, 2011
Investment in real estate, net	$ 397,542	$ 409,327
Total assets	434,105	454,208
Total debt	144,889	146,581
Total liabilities	150,330	151,893

If the foregoing conditions do not apply, the Company considers whether a general partner or managing member controls a limited partnership or limited liability company. The general partner in a limited partnership or managing member in a limited liability company is presumed to control that limited partnership or limited liability company. The presumption may be overcome if the limited partners or members have either (1) the substantive ability to dissolve the limited partnership or limited liability company or otherwise remove the general partner or managing member without cause or (2) substantive participating rights, which provide the limited partners or members with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's or limited liability company's business and thereby preclude the general partner or managing member from exercising unilateral control over the partnership or company. If these criteria are met and the Company is the general partner or the managing member, as applicable, the consolidation of the partnership or limited liability company is required.

Except for investments that are consolidated, the Company accounts for investments in entities over which it exercises significant influence, but does not control, under the equity method of accounting. These investments are recorded initially at cost and subsequently adjusted for equity in earnings and cash contributions and distributions. Under the equity method of accounting, the Company's net equity in the investment is reflected in the consolidated balance sheets and its share of net income or loss is included in the Company's consolidated statements of income.

On a periodic basis, management assesses whether there are any indicators that the carrying value of the Company's investments in unconsolidated partnerships or limited liability companies may be impaired on a more than temporary basis. An investment is impaired only if management's estimate of the fair-value of the investment is less than the carrying value of the investment on a more than temporary basis. To the extent impairment has occurred, the loss is measured as the excess of the carrying value of the investment over the fair-value of the investment. Management does not believe that the carrying value of any of the Company's unconsolidated investments in partnerships or limited liability companies was impaired as of December 31, 2012.

Investments in Real Estate, Net

Investments in real estate are carried at depreciated cost. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	Remaining useful life, not to exceed 40 years
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture, fixtures, and equipment (other assets)	Three to five years
Acquired in-place leases	Non-cancelable term of the related lease
Acquired management agreements	Non-cancelable term of the related agreement

Investments in real estate, net consisted of the following (in thousands):

	December 31, 2012	December 31, 2011
Land	$ 702,993	$ 591,009
Land under development	48,744	56,008
Buildings and improvements	4,028,089	3,615,678
Construction in progress	143,340	140,025
	4,923,166	4,402,720
Accumulated depreciation	(603,450)	(452,474)
	$ 4,319,716	$ 3,950,246

Purchase accounting is applied to the assets and liabilities of real estate properties in which the Company acquires a controlling interest or a partial interest. The fair-value of tangible assets of an acquired property (which includes land, buildings, and improvements) is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, buildings and improvements based on management's determination of the fair-value of these assets. Factors considered by the Company in performing these analyses include an estimate of the carrying costs during the expected lease-up periods, current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Upon the acquisition of a controlling interest of an investment in an unconsolidated partnership, such partnership is consolidated and a gain is recognized equal to the amount in which the fair-value of the noncontrolling interest in such partnership exceeded its carrying value at the time of obtaining control.

The aggregate value of other acquired intangible assets consisting of acquired in-place leases and acquired management agreements (see deferred leasing costs below) are recorded based on a variety of considerations including, but not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases (i.e. the market cost to execute a lease, including leasing commissions and legal fees, if any); (2) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period (i.e. real estate taxes and insurance); and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period (see discussion of the recognition of acquired above-market and below-market leases in Revenue Recognition section below). The fair-value assigned to the acquired management agreements are recorded at the present value (using a discount rate which reflects the risks associated with the management agreements acquired) of the acquired management agreements with certain tenants of the acquired properties. The Company has also considered the existence of a tenant relationship intangible asset, but has not historically allocated any value to tenant relationships apart from acquired in-place leases. The values of in-place leases and management agreements are amortized to expense over the remaining non-cancelable period of the respective leases or agreements. If a lease were to be terminated or if termination is determined to be likely (e.g., in the case of a tenant bankruptcy) prior to its contractual expiration, amortization of all unamortized amounts related to that lease would be accelerated and such amounts written off.

Costs incurred in connection with the development or construction of properties and improvements are capitalized. Capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other direct costs incurred during the period of development. The Company capitalizes costs on land and buildings under development until construction is substantially complete and the property is held available for occupancy. Determination of when a development project is substantially complete and when capitalization must cease involves a degree of judgment. The Company considers a construction project as substantially complete and held available for occupancy upon the completion of landlord-owned tenant improvements or when the lessee takes possession of the unimproved space for construction of its own improvements, but no later than one year from cessation of major construction activity. The Company ceases capitalization on the portion substantially completed and occupied or held available for occupancy, and capitalizes only those costs associated with any remaining portion under construction. Interest costs capitalized for the years ended December 31, 2012, 2011 and 2010 were $8.6 million, $7.6 million and $5.4 million, respectively. Payroll costs capitalized for the years ended December 31, 2012, 2011 and 2010 were $2.0 million, $1.3 million and $832,000, respectively. Costs associated with acquisitions of businesses are charged to expense.

Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of an asset or increase its operating efficiency. Significant replacement and betterments represent costs that extend an asset's useful life or increase its operating efficiency.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review of recoverability is based on an estimate of the future undiscounted cash flows (excluding interest charges) expected to result from the long-lived asset's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a long-lived asset, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair-value of the property. The Company is required to make subjective assessments as to whether there are impairments in the values of its investments in long-lived assets. These assessments have a direct impact on the Company's net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. Although the Company's strategy is to hold its properties over the long-term, if the Company's strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized to reduce the property to the lower of the carrying amount or fair-value, and such loss could be material.

In April 2012, the Company completed the exchange of a property for another real estate operating property. As a result, the property disposed of was reclassified as a discontinued operation. This property was written down to its estimated fair-value of $28.0 million, less costs to sell, which resulted in an impairment loss of $4.6 million that is included in loss from discontinued operations for the year ended December 31, 2012. The parties to the exchange determined and agreed upon the fair-value of the property received in the transaction, which the Company considers to be a level 2 input in the fair-value hierarchy. See Note 12 for discussion of discontinued operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. We maintain our cash at insured financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC limits. The Company believes that the risk is not significant.

Deferred Leasing Costs, Net

Leasing commissions and other direct costs associated with obtaining new or renewal leases are recorded at cost and amortized on a straight-line basis over the terms of the respective leases, with remaining terms ranging from less than one year to approximately 20 years as of December 31, 2012. Deferred leasing costs also include the net carrying value of acquired in-place leases and acquired management agreements.

Deferred leasing costs, net at December 31, 2012 consisted of the following (in thousands):

	Balance at December 31, 2012	Accumulated Amortization	Net
Acquired in-place leases	$ 303,521	$ (185,463)	$ 118,058
Acquired management agreements	24,963	(15,242)	9,721
Deferred leasing and other direct costs	68,175	(23,591)	44,584
	$ 396,659	$ (224,296)	$ 172,363

Deferred leasing costs, net at December 31, 2011 consisted of the following (in thousands):

	Balance at December 31, 2011	Accumulated Amortization	Net
Acquired in-place leases	$ 260,552	$ (150,453)	$ 110,099
Acquired management agreements	22,696	(12,641)	10,055
Deferred leasing and other direct costs	54,461	(17,360)	37,101
	$ 337,709	$ (180,454)	$ 157,255

The estimated amortization expense for deferred leasing costs at December 31, 2012 was as follows (in thousands):

2013	$	39,382
2014		27,902
2015		24,235
2016		18,350
2017		16,960
Thereafter		45,534
	$	172,363

Revenue Recognition, Operating Expenses and Lease Terminations

The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. In determining what constitutes the leased asset, the Company evaluates whether the Company or the lessee is the owner, for accounting purposes, of the tenant improvements. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes that it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives, which reduce revenue recognized on a straight-line basis over the remaining non-cancelable term of the respective lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct improvements. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;
- whether the tenant or landlord retain legal title to the improvements;
- the uniqueness of the improvements;
- the expected economic life of the tenant improvements relative to the length of the lease;
- the responsible party for construction cost overruns; and
- who constructs or directs the construction of the improvements.

The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment. In making that determination, the Company considers all of the above factors. However, no one factor is determinative in reaching a conclusion.

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the term of the related lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in accrued straight-line rents on the accompanying consolidated balance sheets and contractually due but unpaid rents are included in accounts receivable. Existing leases at acquired properties are reviewed at the time of acquisition to determine if contractual rents are above or below current market rents for the acquired property. An identifiable lease intangible asset or liability is recorded based on the present value (using a discount rate that reflects the risks associated with the acquired leases) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) the Company's estimate of the fair market lease rates for the corresponding in-place leases at acquisition, measured over a period equal to the remaining non-cancelable term of the leases and any fixed rate renewal periods (based on the Company's assessment of the likelihood that the renewal periods will be exercised). The capitalized above-market lease values are amortized as a reduction of rental revenue on a straight-line basis over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental revenue on a straight-line basis over the remaining non-cancelable terms of the respective leases and any fixed-rate renewal periods, if applicable. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off.

The impact of the straight-line rent revenue, acquired above and below market lease revenue, and lease incentive revenue consisted of the following (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Straight-line rent revenue	$ 23,288	$ 25,243	$ 26,285
Acquired above-market lease revenue	(9,977)	(9,607)	(2,890)
Acquired below-market lease revenue	1,684	1,453	3,992
Lease incentive revenue	(2,969)	(2,246)	(2,209)
Net increase to revenue	$ 12,026	$ 14,843	$ 25,178

Total estimated minimum rents under non-cancelable operating tenant leases in effect at December 31, 2012 were as follows (in thousands):

2013	$ 382,440
2014	383,071
2015	370,941
2016	342,850
2017	327,188
Thereafter	1,626,642
	$ 3,433,132

The estimated amortization for acquired above- and below-market lease revenue and lease incentive revenue at December 31, 2012 was as follows (in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total
Amortization of:							
Acquired above-market leases	$ (5,109)	$ (4,076)	$ (1,638)	$ (1,042)	$ (925)	$ (5,309)	$ (18,099)
Acquired below-market leases	1,524	1,223	1,039	911	911	2,613	8,221
Lease incentive	(2,578)	(2,532)	(2,530)	(2,303)	(1,863)	(9,935)	(21,741)

Rental operations expenses, consisting of real estate taxes, insurance and common area maintenance costs, are subject to recovery from tenants under the terms of lease agreements. Amounts recovered are dependent on several factors, including occupancy and lease terms. Revenues are recognized in the period the expenses are incurred. The reimbursements are recorded in revenues as tenant recoveries, and the expenses are recorded in rental operations expenses, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the credit risk.

On an ongoing basis, the Company evaluates the recoverability of tenant balances, including rents receivable, straight-line rents receivable, tenant improvements, deferred leasing costs and any acquisition intangibles. Factors considered by the Company as part of this evaluation include, among other things, the financial strength of the tenant and any guarantors, a review of publicly filed documents and analyst research reports, a review of the tenant's cash balance and estimated cash "burn" rate if the tenant's cash flow from operations is negative, and the tenant's payment history. When it is determined that the recoverability of tenant balances is not probable, an allowance for expected losses related to tenant receivables, including straight-line rents receivable is recorded as a charge to earnings. Upon the termination of a lease, the amortization of tenant improvements, deferred leasing costs and acquisition intangible assets and liabilities is accelerated to the expected termination date as a charge to their respective line items and tenant receivables are written off as a reduction of the allowance in the period in which the balance is deemed to be no longer collectible. For financial reporting purposes, a lease is treated as terminated upon a tenant filing for bankruptcy, when a space is abandoned and a tenant ceases rent payments, or when other circumstances indicate that termination of a tenant's lease is probable (e.g., eviction). Lease termination fees are recognized in other income when the related leases are canceled, the amounts to be received are fixed and determinable and collectability is assured, and when the Company has no continuing obligation to provide services to such former tenants.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required rent and tenant recovery payments or defaults. The Company maintains an allowance for accrued straight-line rents. The determination of this allowance is based on the tenants' payment history and current credit status. Bad debt expense included in rental operations expenses was $1.7 million, $2.3 million and $1.8 million for the years ended December 31, 2012, 2011 and 2010 respectively. The Company's allowance for doubtful accounts included in accounts receivable, net and accrued straight line rent, net was $4.2 million and $2.9 million as of December 31, 2012 and 2011, respectively.

Investments

The Company, through its Operating Partnership, holds equity investments in certain publicly-traded companies and privately-held companies primarily involved in the life science industry. The Company may accept equity investments from tenants in lieu of cash rents, as prepaid rent pursuant to the execution of a lease, or as additional consideration for a lease termination. The Company does not acquire investments for trading purposes and, as a result, all of the Company's investments in publicly-traded companies are considered "available-for-sale" and are recorded at fair-value. Changes in the fair-value of investments classified as available-for-sale are recorded in comprehensive income. The fair-value of the Company's equity investments in publicly-traded companies is determined based upon the closing trading price of the equity security as of the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. Investments in privately-held companies are generally accounted for under the cost method, because the Company does not influence any operating or financial policies of the companies in which it invests. The classification of investments is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with net realized gains and losses included in other income. For all investments, if a decline in the fair-value of an investment below its carrying value is determined to be other-than-temporary, such investment is written down to its estimated fair-value with a non-cash charge to earnings. The factors that the Company considers in making these assessments include, but are not limited to, market prices, market conditions, available financing, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements.

Investments in equity securities, which are included in other assets on the accompanying consolidated balance sheets, consisted of the following (in thousands):

	December 31, 2012	December 31, 2011
Available-for-sale securities, historical cost	$ 5,958	$ 5,585
Other-than-temporary unrealized loss	(5,683)	(4,595)
Unrealized gain / (loss)	115	(2)
Available-for-sale securities, fair-value (1)	390	988
Privately-held securities, cost basis	12,280	4,245
Total equity securities	$ 12,670	$ 5,233

(1) Determination of fair-value is classified as Level 1 in the fair-value hierarchy based on the use of quoted prices in active markets.

The Company holds investments in available-for-sale securities of two publicly traded companies. During the year ended December 31, 2012, the Company reclassified to other expense from accumulated other comprehensive loss, an unrealized loss, considered to be other-than-temporary, of approximately $545,000, relating to its investment in securities of one of these companies. Management has the intent and ability to retain the investment in the other company for a period of time sufficient to allow for an anticipated recovery in its market value. Management will continue to periodically evaluate whether any investment, the fair-value of which is less than the Company's cost basis, should be considered other-than-temporarily-impaired. If other-than-temporary impairment is considered to exist, the related unrealized loss will be reclassified from accumulated other comprehensive loss and recorded as a reduction of net income.

The Company's remaining investments consisted of securities in privately-held companies or funds, which are recorded at cost basis due to the Company's lack of control or significant influence over such companies or funds. The Company owned equity securities of six privately-held companies and two privately-held funds during the year ended December 31, 2012. There were no identified events or changes in circumstances that may have a significant adverse effect on the carrying value of the Company's cost basis investments and therefore, no evaluation of impairment was performed during the year ended December 31, 2012 on the Company's cost basis investments.

Share-Based Payments

All share-based payments to employees are recognized in the income statement based on their fair-value. Through December 31, 2012, the Company had awarded restricted stock of the Parent Company and LTIP unit grants of the Operating Partnership under its incentive award plan, both of which are valued based on the closing market price of the underlying common stock on the date of grant, and had not granted any stock options. During the year ended December 31, 2012, the Parent Company awarded performance units (the "Performance Units") to certain of its executive officers. Each Performance Unit represents a contingent right to receive one share of the Parent Company's common stock if vesting conditions are satisfied. The grant date fair-value of the Performance Units was estimated using a Monte Carlo simulation which considered the likelihood of achieving the vesting conditions (see Note 13 for further information on the fair-value of the Performance Units). The fair-value of all share-based payments is amortized to general and administrative expense and rental operations expense over the relevant service period, adjusted for anticipated forfeitures.

Assets and Liabilities Measured at Fair-Value

The Company measures financial instruments and other items at fair-value where required under GAAP, but has elected not to measure any additional financial instruments and other items at fair-value as permitted under fair-value option accounting guidance.

Fair-value measurement is determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair-value measurements, there is a fair-value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair-value measurement is based on inputs from different levels of the fair-value hierarchy, the level in the fair-value hierarchy within which the entire fair-value measurement falls is based on the lowest level input that is significant to the fair-value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair-value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Company has used interest rate swaps to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair-values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair-value measurements. In adjusting the fair-value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair-value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2012, the Company has determined that the impact of the credit valuation adjustments on the overall valuation of its derivative positions is not significant. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair-value hierarchy (see Note 9).

The valuation of the Company's investments in publicly-traded companies utilizes observable market-based inputs, based on the closing trading price of securities as of the balance sheet date, therefore, the Company has determined that valuations of available-for-sale securities are classified in Level 1 of the fair-value hierarchy.

No other assets or liabilities are measured at fair-value on a recurring basis, or have been measured at fair-value on a non-recurring basis subsequent to initial recognition, in the accompanying consolidated balance sheets as of December 31, 2012.

Derivative Instruments

The Company records all derivatives on the consolidated balance sheets at fair-value. In determining the fair-value of its derivatives, the Company considers the credit risk of its counterparties and the Company. These counterparties are generally larger financial institutions engaged in providing a variety of financial services. These institutions generally face similar risks regarding adverse changes in market and economic conditions, including, but not limited to, fluctuations in interest rates, exchange rates, equity and commodity prices and credit spreads. The ongoing disruptions in the financial markets have heightened the risks to these institutions. While management believes that its counterparties will meet their obligations under the derivative contracts, it is possible that defaults may occur.

The accounting for changes in the fair-value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair-value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair-value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair-value of the hedged asset or liability that are attributable to the hedged risk in a fair-value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair-value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings in the period in which the hedged transaction affects earnings. If charges relating to the hedged transaction are being deferred pursuant to redevelopment or development activities, the effective portion of changes in the fair-value of the derivative are also deferred in accumulated other comprehensive income on the consolidated balance sheet, and are amortized to the income statement once the deferred charges from the hedged transaction begin again to affect earnings. The ineffective portion of changes in the fair-value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction. For derivatives that are not classified as hedges, changes in the fair-value of the derivative are recognized directly in earnings in the period in which the change occurs.

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known or expected cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's investments and borrowings.

The Company's primary objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During the years ended December 31, 2012, 2011 and 2010, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and future variability in the interest-related cash flows from forecasted issuances of debt (see Note 9). The Company formally documents the hedging relationships for all derivative instruments, has historically accounted for its interest rate swap agreements as cash flow hedges, and does not use derivatives for trading or speculative purposes.

Equity Offering Costs

Underwriting commissions and offering costs are reflected as a reduction of proceeds.

Income Taxes of the Parent Company

The Parent Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Parent Company believes it has qualified and continues to qualify as a REIT. A REIT is generally not subject to federal income tax on that portion of its taxable income that is distributed to its stockholders. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements. REITs are subject to a number of organizational and operational requirements. If the Parent Company fails to qualify as a REIT in any taxable year, the Parent Company will be subject to federal income tax (including any applicable alternative minimum tax) and, in most of the states, state income tax on its taxable income at regular corporate tax rates. The Parent Company is subject to certain state and local taxes.

Income Taxes of the Operating Partnership

As a partnership, the allocated share of income of the Operating Partnership is included in the income tax returns of the general and limited partners. Accordingly, no accounting for income taxes is required in the accompanying consolidated financial statements. The Operating Partnership may be subject to certain state or local taxes on its income and property.

The Operating Partnership has formed a taxable REIT subsidiary (the "TRS") on behalf of the Parent Company. In general, the TRS may perform non-customary services for tenants, hold assets that the Parent Company cannot hold directly and, except for the operation or management of health care facilities or lodging facilities or the providing of any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated, may engage in any real estate or non-real estate related business. The TRS is subject to corporate federal income taxes on its taxable income at regular corporate tax rates. There is no tax provision for the TRS for the periods presented in the accompanying consolidated statements of income due to net operating losses incurred. No tax benefits have been recorded since it is not considered more likely than not that the deferred tax asset related to the net operating loss carryforwards will be utilized.

Dividends and Distributions

Earnings and profits, which determine the taxability of dividends and distributions to stockholders, will differ from income reported for financial reporting purposes due to the difference for federal income tax purposes in the treatment of revenue recognition, compensation expense, and in the estimated useful lives of real estate assets used to compute depreciation.

The income tax treatment for dividends was as follows:

	For the Years Ended December 31,					
	2012		2011		2010	
	Per Share	%	Per Share	%	Per Share	%
Common stock:						
Ordinary income	$ 0.63	74.12%	$ 0.44	57.14%	$ 0.39	64.66%
Capital gain	—	0.00%	—	0.00%	—	0.00%
Return of capital	0.22	25.88%	0.33	42.86%	0.21	35.34%
Total	$ 0.85	100.00%	$ 0.77	100.00%	$ 0.60	100.00%
Preferred stock:						
Ordinary income	$ 1.84	100.00%	$ 1.84	100.00%	$ 1.84	100.00%
Capital gain	—	0.00%	—	0.00%	—	0.00%
Return of capital	—	0.00%	—	0.00%	—	0.00%
Total	$ 1.84	100.00%	$ 1.84	100.00%	$ 1.84	100.00%

Construction Loan Receivable

During the year ended December 31, 2012, the Company entered into an agreement to purchase a $255.0 million interest in a $355.0 million construction loan secured by first priority mortgages on a 1.1 million square foot laboratory, office and retail development project located in Boston, Massachusetts, which is 95% leased to Vertex Pharmaceuticals Incorporated to serve as its new corporate headquarters.

The construction loan matures on September 30, 2014, with twoone-year extension options exercisable at the borrower's election after paying the lenders an extension fee on the then-outstanding principal amount. The construction loan bears interest on the outstanding principal amount at a floating rate equal to the greater of (1) reserve adjusted LIBOR plus 550 basis points and (2) 6.5%. In addition, the borrower is required to pay a fee to the lenders based on a specified percentage of the average daily unfunded amount of the construction loan. The borrower may prepay the construction loan in part under certain circumstances, and may prepay the construction loan in full with prior notice and a prepayment fee to the lenders. As of December 31, 2012, the Company had invested approximately $21.7 million in the construction loan. The Company expects to have fully funded its obligation in early 2014.

Management's Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reporting of revenue and expenses during the reporting period to prepare these consolidated financial statements in conformity with GAAP. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and reported amounts of revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions or conditions.

3. Equity of the Parent Company

During the year ended December 31, 2012, the Parent Company issued restricted stock awards to the Company's employees and directors totaling 378,655 and 16,695 shares of common stock, respectively (180,594 shares of common stock were surrendered to the Company and subsequently retired in lieu of cash payments for taxes due on the vesting of restricted stock and 35,641 shares were forfeited during the same period), which are included in the total of common stock outstanding as of the period end.

During the year ended December 31, 2012, the Parent Company awarded 408,888 Performance Units to certain of its executive officers, which represent the maximum number of Performance Units that may vest. Each Performance Unit represents a contingent right to receive one share of the Parent Company's common stock if vesting conditions are satisfied.

The Parent Company also maintains a Dividend Reinvestment Program and a Cash Option Purchase Plan (collectively, the "DRIP Plan") to provide existing stockholders of the Parent Company with an opportunity to invest automatically the cash dividends paid upon shares of the Parent Company's common stock held by them, as well as permit existing and prospective stockholders to make voluntary cash purchases. Participants may elect to reinvest a portion of, or the full amount of cash dividends paid, whereas optional cash purchases are normally limited to a maximum amount of $10,000. In addition, the Parent Company may elect to establish a discount ranging from 0% to 5% from the market price applicable to newly issued shares of common stock purchased directly from the Parent Company. The Parent Company may change the discount, initially set at 0%, at its discretion, but may not change the discount more frequently than once in any three-month period. Shares purchased under the DRIP Plan shall be, at the Parent Company's option, purchased from either (1) authorized, but previously unissued shares of common stock, (2) shares of common stock purchased in the open market or privately negotiated transactions, or (3) a combination of both. As of and through December 31, 2012, all shares issued to participants in the DRIP Plan have been acquired through purchases in the open market.

Common Stock, Operating Partnership Units and LTIP Units

As of December 31, 2012, the Company had outstanding 154,327,818 shares of the Parent Company's common stock and 2,579,788 and 352,970 operating partnership and LTIP units, respectively. A share of the Parent Company's common stock and the operating partnership and LTIP units have essentially the same economic characteristics as they share equally in the total net income or loss and distributions of the Operating Partnership.

7.375% Series A Cumulative Redeemable Preferred Stock

As of December 31, 2012, the Company had outstanding 7,920,000 shares of the Parent Company's 7.375% Series A Cumulative Redeemable Preferred Stock, or Series A preferred stock. During the year ended December 31, 2011, the Company completed the repurchase of 1,280,000 shares of the Parent Company's Series A preferred stock for approximately $31.1 million, or $24.30 per share, net of accrued dividends of approximately $250,000, or $0.20 per share. The repurchase of the Series A preferred stock resulted in the recognition of costs on redemption of preferred stock of approximately $165,000 for the year ended December 31, 2011 as a result of the difference between the carrying value and the price paid to repurchase the Series A preferred stock.

Dividends are cumulative on the Series A preferred stock from the date of original issuance in the amount of $1.84375 per share each year, which is equivalent to 7.375% of the $25.00 liquidation preference per share. Dividends on the Series A preferred stock are payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. Following a change in control, if the Series A preferred stock is not listed on the New York Stock Exchange, NYSE MKT LLC (formerly the American Stock Exchange) or NASDAQ, holders will be entitled to receive (when and as authorized by the board of directors and declared by the Company), cumulative cash dividends from, but excluding, the first date on which both the change of control and the delisting occurs at an increased rate of 8.375% per annum of the $25.00 liquidation preference per share (equivalent to an annual rate of $2.09375 per share) for as long as the Series A preferred stock is not listed. The Series A preferred stock does not have a stated maturity date and is not subject to any sinking fund or mandatory redemption provisions. Upon liquidation, dissolution or winding up, the Series A preferred stock will rank senior to the Company's common stock with respect to the payment of distributions and other amounts. Since January 2012, the Company has had the option to redeem the Series A preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends on such Series A preferred stock up to, but excluding the redemption date. Holders of the Series A preferred stock generally have no voting rights except for limited voting rights if the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other circumstances. The Series A preferred stock is not convertible into or exchangeable for any other property or securities of the Company.

Dividends and Distributions

The following table lists the dividends and distributions declared by the Parent Company and the Operating Partnership during the year ended December 31, 2012:

Declaration Date	Securities Class	Amount Per Share/Unit	Period Covered	Dividend and Distribution Payable Date	Dividend and Distribution Amount
					(In thousands)
March 15, 2012	Common stock and OP units	$ 0.21500	January 1, 2012 to March 31, 2012	April 16, 2012	$ 33,780
March 15, 2012	Series A preferred stock/units	$ 0.46094	January 16, 2012 to April 15, 2012	April 16, 2012	$ 3,650
June 15, 2012	Common stock and OP units	$ 0.21500	April 1, 2012 to June 30, 2012	July 16, 2012	$ 33,782
June 15, 2012	Series A preferred stock/units	$ 0.46094	April 16, 2012 to July 15, 2012	July 16, 2012	$ 3,651
September 14, 2012	Common stock and OP units	$ 0.21500	July 1, 2012 to September 30, 2012	October 15, 2012	$ 33,815
September 14, 2012	Series A preferred stock/units	$ 0.46094	July 16, 2012 to October 15, 2012	October 15, 2012	$ 3,651
December 12, 2012	Common stock and OP units	$ 0.23500	October 1, 2012 to December 31, 2012	January 15, 2013	$ 36,957
December 12, 2012	Series A preferred stock/units	$ 0.46094	October 16, 2012 to January 15, 2013	January 15, 2013	$ 3,651

Total 2012 dividends and distributions declared through December 31, 2012 (in thousands):

Common stock and OP units	$ 138,334
Series A preferred stock/units	14,603
	$ 152,937

Noncontrolling Interests

Noncontrolling interests on the consolidated balance sheets of the Parent Company relate primarily to the OP units in the Operating Partnership that are not owned by the Parent Company. With respect to the noncontrolling interests in the Operating Partnership, noncontrolling interests with redemption provisions that permit the issuer to settle in either cash or common stock at the option of the issuer are further evaluated to determine whether temporary or permanent equity classification on the balance sheet is appropriate. Because the OP units comprising the noncontrolling interests contain such a provision, the Company evaluated this guidance, including the requirement to settle in unregistered shares, and determined that the OP units meet the requirements to qualify for presentation as permanent equity.

The Company evaluates individual redeemable noncontrolling interests for the ability to continue to recognize the noncontrolling interest as permanent equity in the consolidated balance sheets. Any redeemable noncontrolling interest that fails to qualify as permanent equity will be reclassified as temporary equity and adjusted to the greater of (1) the carrying amount, or (2) its redemption value at the end of the period in which the determination is made.

The redemption value of the OP units not owned by the Parent Company, had such units been redeemed at December 31, 2012, was approximately $56.6 million based on the average closing price of the Parent Company's common stock of $19.29 per share for the ten consecutive trading days immediately preceding December 31, 2012.

The following table shows the vested ownership interests in the Operating Partnership were as follows:

	December 31, 2012		December 31, 2011	
	Operating Partnership Units and LTIP Units	Percentage of Total	Operating Partnership Units and LTIP Units	Percentage of Total
BioMed Realty Trust	152,853,368	98.1%	152,435,271	98.1%
Noncontrolling interest consisting of:				
Operating partnership and LTIP units held by employees and related parties	2,339,314	1.5%	2,332,318	1.5%
Operating partnership and LTIP units held by third parties	565,051	0.4%	588,801	0.4%
Total	155,757,733	100.0%	155,356,390	100.0%

4. Capital of the Operating Partnership

Operating Partnership Units and LTIP Units

As of December 31, 2012, the Operating Partnership had outstanding 156,907,606 operating partnership units and 352,970 LTIP units. The Parent Company owned 98.1% of the partnership interests in the Operating Partnership at December 31, 2012, is the Operating Partnership's general partner and is responsible for the management of the Operating Partnership's business. As the general partner of the Operating Partnership, the Parent Company effectively controls the ability to issue common stock of the Parent Company upon a limited partner's notice of redemption. In addition, the general partner of the Operating Partnership has generally acquired OP units upon a limited partner's notice of redemption in exchange for shares of the Parent Company's common stock. The redemption provisions of OP units owned by limited partners that permit the issuer to settle in either cash or common stock at the option of the issuer are further evaluated in accordance with applicable accounting guidance to determine whether temporary or permanent equity classification on the balance sheet is appropriate. The Operating Partnership evaluated this guidance, including the requirement to settle in unregistered shares, and determined that these OP units meet the requirements to qualify for presentation as permanent equity.

LTIP units represent a profits interest in the Operating Partnership for services rendered or to be rendered by the LTIP unit holder in its capacity as a partner, or in anticipation of becoming a partner, in the Operating Partnership. Unvested LTIP units do not have full parity with common units of the Operating Partnership at issuance with respect to liquidating distributions, although LTIP unit holders receive the same quarterly per unit distributions as common units and may vote the LTIP units from the date of issuance. The LTIP units are subject to vesting requirements, which lapse five years from the date of issuance. In addition, the LTIP units are generally subject to a two-year lock-up period during which time the LTIP units may not be redeemed or sold by the LTIP unit holder. Upon the occurrence of specified events, LTIP units may over time achieve full parity with common units of the Operating Partnership for all purposes. Upon achieving full parity, and after the expiration of any vesting and lock-up periods, LTIP units may be redeemed for an equal number of the Parent Company's common stock or cash, at the Parent Company's election.

The redemption value of the OP units owned by the limited partners, not including the Parent Company, had such units been redeemed at December 31, 2012, was approximately $56.6 million based on the average closing price of the Parent Company's common stock of $19.29 per share for the ten consecutive trading days immediately preceding December 31, 2012.

7.375% Series A Cumulative Redeemable Preferred Units

Pursuant to the Operating Partnership's partnership agreement, the Operating Partnership's Series A cumulative redeemable preferred units ("Series A preferred units") were issued to the Parent Company in exchange for contributed proceeds of approximately $222.4 million following the Parent Company's issuance of the Series A preferred stock. The Operating Partnership's Series A preferred units are only redeemable for cash equal to a redemption price of $25.00 per unit, plus all accrued and unpaid distributions on such Series A preferred units up to, but excluding the redemption date, if and when shares of the Series A preferred stock are redeemed by the Parent Company. Since January 2012, the Parent Company has had the option to redeem the Series A preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid distributions on such Series A preferred stock up to, but excluding the redemption date.

As of December 31, 2012, the Operating Partnership had outstanding 7,920,000 7.375% Series A preferred units. Distributions are cumulative on the Series A preferred units from the date of original issuance in the amount of $1.84375 per unit each year, which is equivalent to 7.375% of the $25.00 liquidation preference per unit. Distributions on the Series A preferred units are payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. Following a change in control of the Parent Company, if the Series A preferred stock of the Parent Company is not listed on the New York Stock Exchange, NYSE MKT LLC (formerly the American Stock Exchange) or NASDAQ, holders of the Series A preferred stock would be entitled to receive (when and as authorized by the board of directors of the Parent Company and declared by the Parent Company), cumulative cash dividends from, but excluding, the first date on which both the change of control and the delisting occurs at an increased rate of 8.375% per annum of the $25.00 liquidation preference per share (equivalent to an annual rate of $2.09375 per share) for as long as the Series A preferred stock is not listed. The Series A preferred stock does not have a stated maturity date and is not subject to any sinking fund or mandatory redemption provisions. Upon liquidation, dissolution or winding up, the Series A preferred units will rank senior to the OP units with respect to the payment of distributions and other amounts. Holders of the Series A preferred stock generally have no voting rights except for limited voting rights if the Parent Company fails to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other circumstances. The Series A preferred stock is not convertible into or exchangeable for any other property or securities of the Parent Company.

5. Debt

Debt of the Parent Company

The Parent Company does not hold any indebtedness. All debt is held directly or indirectly by the Operating Partnership; however, the Parent Company has guaranteed the Operating Partnership's mortgage loan secured by the Company's Center for Life Science | Boston property, Exchangeable Senior Notes due 2030 (the "Exchangeable Senior Notes"), Unsecured Senior Notes due 2016 (the "Notes due 2016"), Unsecured Senior Notes due 2020 (the "Notes due 2020"), Unsecured Senior Notes due 2022 (the "Notes due 2022"), Unsecured Senior Term Loan (the "Term Loan") and unsecured line of credit.

Debt of the Operating Partnership

A summary of the Operating Partnership's outstanding consolidated debt as of December 31, 2012 and December 31, 2011 was as follows (dollars in thousands):

	Stated Interest Rate	Effective Interest Rate	Principal Balance December 31, 2012	Principal Balance December 31, 2011	Maturity Date
Mortgage Notes Payable					
9900 Belward Campus Drive	5.64%	3.99%	$ 10,767	$ —	July 1, 2017
9901 Belward Campus Drive	5.64%	3.99%	13,260	—	July 1, 2017
Center for Life Science | Boston	7.75%	7.75%	338,447	342,149	June 30, 2014
500 Kendall Street (Kendall D)	6.38%	5.45%	60,164	62,261	December 1, 2018
6828 Nancy Ridge Drive (1)	7.15%	5.38%	—	6,373	September 1, 2012
Shady Grove Road	5.97%	5.97%	144,889	146,581	September 1, 2016
Sidney Street (1)	7.23%	5.11%	—	26,400	June 1, 2012
900 Uniqema Boulevard (1)	8.61%	5.61%	—	814	May 1, 2015
			567,527	584,578	
Unamortized premiums			4,125	3,266	
Mortgage notes payable, net			571,652	587,844	
Exchangeable Senior Notes	3.75%	3.75%	180,000	180,000	January 15, 2030
Notes due 2016	3.85%	3.99%	400,000	400,000	April 15, 2016
Notes due 2020	6.13%	6.27%	250,000	250,000	April 15, 2020
Notes due 2022	4.25%	4.36%	250,000	—	July 15, 2022
			900,000	650,000	
Unamortized discounts			(5,823)	(4,419)	
Unsecured senior notes, net			894,177	645,581	
Term Loan - U.S. dollar (2)	1.86%	2.64%	243,596	—	March 30, 2017
Term Loan - GBP (2)	2.15%	2.39%	161,860	—	March 30, 2017
Term Loan (3)			405,456	—	
Unsecured line of credit (3) (4)	1.76%	1.76%	118,000	268,000	July 13, 2015
Total consolidated debt			$ 2,169,285	$ 1,681,425	

(1) During the year ended December 31, 2012, the Operating Partnership repaid in full the outstanding mortgage notes totaling approximately $33.1 million pertaining to the 6828 Nancy Ridge Drive, Sidney Street and 900 Uniqema Boulevard properties, resulting in a gain on extinguishment representing the write-off of unamortized debt premium, partially offset by the write-off of deferred loan fees, which is included in other expense.

(2) In August 2012, the Operating Partnership converted approximately $156.4 million of outstanding borrowings into British pounds sterling ("GBP") equal to £100.0 million. The principal balance represents the U.S. dollar amount based on the exchange rate of $1.62 to £1.00 at December 31, 2012. The effective interest rate includes the impact of interest rate swap agreements (see Note 9 for further discussion of interest rate swap agreements).

(3) In August 2012, the Operating Partnership amended the Term Loan facility and the credit agreement governing the unsecured line of credit to include the Operating Partnership's qualifying real property owned, leased or operated in certain foreign counties, including the United Kingdom, in the covenant calculations of the respective facilities.

(4) At December 31, 2012, the Operating Partnership had additional borrowing capacity under the unsecured line of credit of up to approximately $632.0 million.

Mortgage Notes Payable, net

The net carrying value of properties (investments in real estate) secured by the Operating Partnership's mortgage notes payable was $1.0 billion at December 31, 2012 and 2011.

The Operating Partnership's $338.4 million mortgage loan, which is secured by the Company's Center for Life Science | Boston property in Boston, Massachusetts, includes a financial covenant relating to a minimum amount of net worth. Management believes that it was in compliance with this covenant as of December 31, 2012. Notwithstanding the financial covenant related to the Center for Life Science | Boston mortgage, no other financial covenants are required on the remaining mortgage notes payable.

Premiums were recorded upon assumption of the mortgage notes payable at the time of the related property acquisition to account for above-market interest rates. Amortization of these premiums is recorded as a reduction to interest expense over the remaining term of the respective note using a method that approximates the effective-interest method.

Exchangeable Senior Notes

On January 11, 2010, the Operating Partnership issued $180.0 million aggregate principal amount of its Exchangeable Senior Notes. The Exchangeable Senior Notes are general senior unsecured obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. Interest at a rate of 3.75% per annum is payable on January 15 and July 15 of each year, beginning on July 15, 2010, until the stated maturity date of January 15, 2030. The terms of the Exchangeable Senior Notes are governed by an indenture, dated January 11, 2010, among the Operating Partnership, as issuer, the Parent Company, as guarantor, and U.S. Bank National Association, as trustee. The Exchangeable Senior Notes contain an exchange settlement feature, which provides that the Exchangeable Senior Notes may, at any time prior to the close of business on the second scheduled trading day preceding the maturity date, be exchangeable for shares of the Parent Company's common stock at the then applicable exchange rate. As the exchange feature for the Exchangeable Senior Notes must be settled in the common stock of the Parent Company, accounting guidance applicable to convertible debt instruments that permit the issuer to settle all or a portion of the exchange feature in cash upon conversion does not apply. The initial exchange rate was 55.0782 shares per $1,000 principal amount of Exchangeable Senior Notes, representing an exchange price of approximately $18.16 per share of the Parent Company's common stock. If certain designated events occur on or prior to January 15, 2015 and a holder elects to exchange Exchangeable Senior Notes in connection with any such transaction, the Company will increase the exchange rate by a number of additional shares of the Parent Company's common stock based on the date the transaction becomes effective and the price paid per share of the Parent Company's common stock in the transaction, as set forth in the indenture governing the Exchangeable Senior Notes. The exchange rate for the Exchangeable Senior Notes may also be adjusted under certain circumstances, including the payment of cash dividends in excess of $0.14 per share of common stock. The increase in the quarterly cash dividend through the fourth quarter of 2012 resulted in an increase in the exchange rate of the Exchangeable Senior Notes to 56.9972 shares per $1,000 principal amount of Exchangeable Senior Notes, effective as of December 27, 2012, the Company's ex-dividend date.

The Operating Partnership may redeem the Exchangeable Senior Notes, in whole or in part, at any time to preserve the Parent Company's status as a REIT or at any time on or after January 21, 2015 for cash at 100% of the principal amount plus accrued and unpaid interest. The holders of the Exchangeable Senior Notes have the right to require the Operating Partnership to repurchase the Exchangeable Senior Notes, in whole or in part, for cash on each of January 15, 2015, January 15, 2020 and January 15, 2025, or upon the occurrence of a designated event, in each case for a repurchase price equal to 100% of the principal amount of the Exchangeable Senior Notes plus accrued and unpaid interest. The terms of the indenture for the Exchangeable Senior Notes do not require compliance with any financial covenants.

Unsecured Senior Notes due 2016, net

On March 30, 2011, the Operating Partnership issued $400.0 million aggregate principal amount of its Notes due 2016. The purchase price paid by the underwriters was 99.365% of the principal amount and the Notes due 2016 have been recorded on the consolidated balance sheet net of the discount. The Notes due 2016 are senior unsecured obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. However, the Notes due 2016 are effectively subordinated to the Operating Partnership's existing and future mortgages and other secured indebtedness (to the extent of the value of the collateral securing such indebtedness) and to all existing and future preferred equity and liabilities, whether secured or unsecured, of the Operating Partnership's subsidiaries, including guarantees provided by the Operating Partnership's subsidiaries under the Operating Partnership's unsecured line of credit. Interest at a rate of 3.85% per year is payable on April 15 and October 15 of each year, beginning on October 15, 2011, until the stated maturity date of April 15, 2016. The terms of the Notes due 2016 are governed by a base indenture and supplemental indenture, each dated March 30, 2011, among the Operating Partnership, as issuer, the Parent Company, as guarantor, and U.S. Bank National Association, as trustee.

The Operating Partnership may redeem the Notes due 2016, in whole or in part, at any time for cash at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes due 2016 being redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the adjusted treasury rate plus 30 basis points, plus in each case, accrued and unpaid interest.

The terms of the indenture for the Notes due 2016 require compliance with various financial covenants, including limits on the amount of total leverage and secured debt maintained by the Operating Partnership and which require the Operating Partnership to maintain minimum levels of debt service coverage. Management believes that it was in compliance with these covenants as of December 31, 2012.

Unsecured Senior Notes due 2020, net

On April 29, 2010, the Operating Partnership issued $250.0 million aggregate principal amount of its Notes due 2020. The purchase price paid by the initial purchasers was 98.977% of the principal amount and the Notes due 2020 have been recorded on the consolidated balance sheet net of the discount. The Notes due 2020 are senior unsecured obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. However, the Notes due 2020 are effectively subordinated to the Operating Partnership's existing and future mortgages and other secured indebtedness (to the extent of the value of the collateral securing such indebtedness) and to all existing and future preferred equity and liabilities, whether secured or unsecured, of the Operating Partnership's subsidiaries, including guarantees provided by the Operating Partnership's subsidiaries under the Company's unsecured line of credit. Interest at a rate of 6.125% per year is payable on April 15 and October 15 of each year, beginning on October 15, 2010, until the stated maturity date of April 15, 2020. The terms of the Notes due 2020 are governed by an indenture, dated April 29, 2010, among the Operating Partnership, as issuer, the Parent Company, as guarantor, and U.S. Bank National Association, as trustee.

The Operating Partnership may redeem the Notes due 2020, in whole or in part, at any time for cash at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes due 2020 being redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the adjusted treasury rate plus 40 basis points, plus in each case, accrued and unpaid interest.

The terms of the indenture for the Notes due 2020 require compliance with various financial covenants, including limits on the amount of total leverage and secured debt maintained by the Operating Partnership and which require the Operating Partnership to maintain minimum levels of debt service coverage. Management believes that it was in compliance with these covenants as of December 31, 2012.

On January 12, 2011, in accordance with the registration rights agreement entered into among the Company, the Operating Partnership and the initial purchasers of the Notes due 2020, the Operating Partnership completed its exchange offer to exchange all of the outstanding unregistered Notes due 2020 for an equal principal amount of a new issue of 6.125% Senior Notes due 2020 pursuant to an effective registration statement on Form S-4 filed with the Securities and Exchange Commission. A total of $250.0 million aggregate principal amount of the original Notes due 2020, representing 100% of the outstanding principal amount of the original Notes due 2020, was tendered and received prior to the expiration of the exchange offer. The terms of the Notes due 2020 are substantially identical to the original Notes due 2020, except for transfer restrictions and registration rights relating to the original Notes due 2020.

Unsecured Senior Notes due 2022, net

On June 28, 2012, the Operating Partnership issued $250.0 million aggregate principal amount of its Notes due 2022. The purchase price paid by the underwriters was 99.126% of the principal amount and the Notes due 2022 have been recorded on the consolidated balance sheet net of the discount. The Notes due 2022 are senior unsecured obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. However, the Notes due 2022 are effectively subordinated to the Operating Partnership's existing and future mortgages and other secured indebtedness (to the extent of the value of the collateral securing such indebtedness) and to all existing and future preferred equity and liabilities, whether secured or unsecured, of the Operating Partnership's subsidiaries, including guarantees provided by the Operating Partnership's subsidiaries under the Operating Partnership's unsecured line of credit. Interest at a rate of 4.25% per year is payable on January 15 and July 15 of each year, beginning on January 15, 2013, until the stated maturity date of July 15, 2022. The terms of the Notes due 2022 are governed by a base indenture and supplemental indenture, dated March 30, 2011 and June 28, 2012, respectively, among the Operating Partnership, as issuer, the Parent Company, as guarantor, and U.S. Bank National Association, as trustee.

The Operating Partnership may redeem the Notes due 2022, in whole or in part, at any time for cash at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes due 2022 being redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the adjusted treasury rate plus 45 basis points, plus in each case, accrued and unpaid interest.

The terms of the indenture for the Notes due 2022 require compliance with various financial covenants, including limits on the amount of total leverage and secured debt maintained by the Operating Partnership and which require the Operating Partnership to maintain minimum levels of debt service coverage. Management believes that it was in compliance with these covenants as of December 31, 2012.

Unsecured Senior Term Loan

Term Loan - U.S. dollar

On March 30, 2012, the Operating Partnership entered into a $400.0 million Term Loan with KeyBank National Association ("KeyBank") as administrative agent and co-lead arranger, Wells Fargo Securities, LLC as co-lead arranger and Wells Fargo Bank National Association as co-syndication agent, U.S. Bank National Association as co-syndication agent and co-lead arranger and other lenders. The Term Loan has a maturity date of March 30, 2017. Subject to the administrative agent's reasonable discretion, the Operating Partnership may increase the amount of the borrowings to $500.0 million under the Term Loan upon satisfying certain conditions. Borrowings under the Term Loan are guaranteed by the Parent Company.

Borrowings for the U.S. dollar-denominated debt under the Term Loan bear interest at a floating rate equal to, at the Operating Partnership's option, either (1) reserve adjusted U.S. dollar-LIBOR plus a spread which ranges from 115 to 205 basis points, depending on the Parent Company's credit ratings, or (2) the highest of (a) the prime rate then in effect plus a spread which ranges from 15 to 120 basis points, (b) the federal funds rate then in effect plus a spread which ranges from 65 to 170 basis points or (c) one-month U.S. dollar-LIBOR plus a spread which ranges from 115 to 205 basis points, in each case, depending on the Parent Company's credit ratings.

Concurrent with the closing of the Term Loan in March 2012, the Operating Partnership entered into interest rate swap agreements, which are intended to have the effect of fixing interest payments associated with $200.0 million of the outstanding balance under the Term Loan at approximately 2.81% for a five-year term, subject to change depending on the Parent Company's credit ratings.

Term Loan - GBP

On August 2, 2012, the Operating Partnership amended the Term Loan agreement to convert approximately $156.4 million of outstanding borrowings of the Term Loan into GBP equal to £100.0 million. Borrowings for the GBP-denominated debt under the Term Loan bear interest at a floating rate equal to reserve adjusted GBP-LIBOR plus a spread which ranges from 115 to 205 basis points, depending on the Parent Company's credit ratings.

The Operating Partnership designated the GBP-denominated debt under the Term Loan as a net investment hedge. The Operating Partnership intended to hedge the foreign currency exchange risk attributable to changes in the GBP/U.S. dollar exchange rate on a portion of its net investment in its GBP functional currency subsidiary during the period of investment during which the hedging instrument is outstanding. Variability in the GBP/U.S. dollar exchange rate impacts the Operating Partnership as the financial statements of the GBP functional currency subsidiary are translated each period, with the effect of changes in the GBP/U.S. dollar exchange rate being recorded as foreign currency translation gain or loss in other comprehensive income.

Concurrent with the conversion to GBP denominated debt, the Operating Partnership entered into interest rate swap agreements, which are intended to have the effect of fixing interest payments associated with £100.0 million of the outstanding balance under the Term Loan at approximately 2.39% for a five-year term of the Term Loan, subject to change depending on the Parent Company's credit ratings.

The Term Loan includes certain restrictions and covenants which require compliance with financial covenants relating to the minimum amounts of net worth, fixed charge coverage, unsecured debt service coverage, overall leverage and unsecured leverage ratios, the maximum amount of secured indebtedness and certain investment limitations. The Term Loan specifies a number of events of default (some of which are subject to applicable cure periods), including, among others, the failure to make payments when due, noncompliance with covenants and defaults under other agreements or instruments of indebtedness. Upon the occurrence of an event of default, the lenders may terminate the Term Loan and declare all amounts outstanding to be immediately due and payable. Management believes that it was in compliance with the covenants as of December 31, 2012.

Unsecured Line of Credit

On July 14, 2011, the Operating Partnership entered into an unsecured credit agreement with KeyBank, as administrative agent and co-lead arranger, Wells Fargo Securities, LLC as co-lead arranger, and certain other lenders. The unsecured credit agreement provides for available borrowings under a revolving line of credit of $750.0 million with a maturity date of July 13, 2015. Subject to the administrative agent's reasonable discretion, the Operating Partnership may increase the amount of the revolving credit commitments to $1.25 billion upon satisfying certain conditions. In addition, the Operating Partnership, at its sole discretion, may extend the maturity date of the revolving line of credit to July 13, 2016 after satisfying certain conditions and paying an extension fee. The revolving line of credit bears interest at a floating rate equal to, at the Operating Partnership's option, either (1) reserve adjusted LIBOR plus a spread which ranges from 100 to 205 basis points, depending on the Company's credit ratings, or (2) the highest of (a) the prime rate then in effect plus a spread which ranges from 0 to 125 basis points, (b) the federal funds rate then in effect plus a spread which ranges from 50 to 175 basis points or (c) one-month LIBOR plus a spread which ranges from 100 to 205 basis points, in each case, depending on the Company's credit ratings. In addition, a facility fee is payable on line capacity at an annual rate depending on the Company's credit rating, which is currently at 35 basis points.

The unsecured credit agreement includes certain restrictions and covenants which require compliance with financial covenants relating to the minimum amounts of net worth, fixed charge coverage, unsecured debt service coverage, overall leverage and unsecured leverage ratios, the maximum amount of secured indebtedness and certain investment limitations. Management believes that it was in compliance with these covenants as of December 31, 2012. The unsecured credit agreement specifies a number of events of default (some of which are subject to applicable cure periods), including, among others, the failure to make payments when due, noncompliance with covenants and defaults under other agreements or instruments of indebtedness. Upon the occurrence of an event of default, the lenders may terminate the revolving line of credit and declare all amounts outstanding to be immediately due and payable.

As of December 31, 2012, principal payments due for the Operating Partnership's consolidated indebtedness (excluding debt premiums and discounts) were as follows (in thousands):

2013	$ 8,364
2014	339,088
2015	124,482
2016	543,784
2017	432,794
Thereafter (1)	722,471
	$ 2,170,983

(1) Includes $180.0 million in principal payments of the Exchangeable Senior Notes based on a contractual maturity date of January 15, 2030.

6. Earnings Per Share of the Parent Company

Grants of restricted stock of the Parent Company and LTIP units of the Operating Partnership in share-based payment transactions are considered participating securities prior to vesting and, therefore, are considered in computing basic earnings per share under the two-class method. The two-class method is an earnings allocation method for calculating earnings per share when a company's capital structure includes either two or more classes of common stock or common stock and participating securities. Basic earnings per share under the two-class method is calculated based on dividends declared on common shares and other participating securities ("distributed earnings") and the rights of participating securities in any undistributed earnings, which represents net income remaining after deduction of dividends accruing during the period. The undistributed earnings are allocated to all outstanding common shares and participating securities based on the relative percentage of each security to the total number of outstanding participating securities. Basic earnings per share represents the summation of the distributed and undistributed earnings per share class divided by the total number of shares.

Through December 31, 2012 all of the Company's participating securities (including the OP units) received dividends/distributions at an equal dividend/distribution rate per share/unit. As a result, the portion of net income allocable to the weighted-average unvestedrestricted stock outstanding for the years ended December 31, 2012, 2011 and 2010 has been deducted from net income available to common stockholders to calculate basic earnings per share. The calculation of diluted earnings per share for the years ended December 31, 2012, 2011 and 2010 includes the outstanding OP units (both vested and unvested) in the weighted-average shares, and net income attributable to noncontrolling interests in the Operating Partnership has been added back to net income available to common stockholders. For the year ended December 31, 2012, the Performance Units were anti-dilutive to the calculation of diluted earnings per share as calculated, assuming that December 31, 2012 is the end of the Performance Units' Performance Period. For the years ended December 31, 2012, 2011 and 2010 the unvested restricted stock was anti-dilutive to the calculation of diluted earnings per share and was therefore excluded. As a result, diluted earnings per share was calculated based upon net income available to common stockholders less net income allocable to unvested restricted stock and distributions in excess of earnings attributable to unvested restricted stock. No shares were issuable upon settlement of the excess exchange value pursuant to the exchange settlement feature of the Operating Partnership's Exchangeable Senior Notes due 2026 (the "Notes due 2026") as the common stock price at December 31, 2010 did not exceed the exchange price then in effect. In addition, 10,259,496, 10,017,858 and 9,914,076 shares issuable upon settlement of the exchange feature of the Exchangeable Senior Notes were anti-dilutive and were not included in the calculation of diluted earnings per share based on the "if converted" method for the years ended December 31, 2012, 2011 and 2010, respectively. No other shares were considered anti-dilutive for the years ended December 31, 2012, 2011 and 2010.

Computations of basic and diluted earnings per share (in thousands, except share data) were as follows:

	Year Ended December 31,		
	2012	2011	2010
Basic earnings per share:			
Income from continuing operations	$ 16,133	$ 42,240	$ 37,611
Income from continuing operations attributable to noncontrolling interests	(20)	(515)	(455)
Preferred stock dividends	(14,603)	(16,198)	(16,963)
Net income allocable and distributions in excess of earnings to participating securities (continuing operations)	(1,300)	(1,172)	(838)
Income from continuing operations available to common stockholders - basic	210	24,355	19,355
(Loss) / income from discontinued operations	(4,370)	474	1,703
Loss / (income) from discontinued operations attributable to noncontrolling interests	82	(10)	(43)
(Loss) / income from discontinued operations available to common stockholders - basic	(4,288)	464	1,660
Net (loss) / income available to common stockholders - basic	$ (4,078)	$ 24,819	$ 21,015
Diluted earnings per share:			
Income from continuing operations available to common stockholders - basic	210	24,355	19,355
Income from continuing operations attributable to noncontrolling interests in Operating Partnership	29	559	503
Income from continuing operations available to common stockholders - diluted	239	24,914	19,858
(Loss) / income from discontinued operations available to common stockholders - basic	(4,288)	464	1,660
(Loss) / income from discontinued operations attributable to noncontrolling interests in the Operating Partnership	(82)	10	43
(Loss) / income from discontinued operations available to common stockholders - diluted	(4,370)	474	1,703
Net (loss) / income available to common stockholders - diluted	$ (4,131)	$ 25,388	$ 21,561
Weighted-average common shares outstanding:			
Basic	152,752,086	132,625,915	112,698,704
Incremental shares from assumed conversion:			
Operating partnership and LTIP units	2,948,301	2,983,928	3,019,495
Diluted	155,700,387	135,609,843	115,718,199
Basic and diluted earnings per share:			
Income from continuing operations per share available to common stockholders - basic and diluted	$ —	$ 0.19	$ 0.17
(Loss) / income from discontinued operations per share available to common stockholders - basic and diluted	$ (0.03)	$ —	$ 0.02
Net (loss) / income per share available to common stockholders - basic and diluted	$ (0.03)	$ 0.19	$ 0.19

7. Earnings Per Unit of the Operating Partnership

Restricted units granted in equity-based payment transactions are considered participating securities prior to vesting and, therefore, are considered in computing basic earnings per unit under the two-class method. The two-class method is an earnings allocation method for calculating earnings per unit when a company's capital structure includes either two or more classes of common equity or common equity and participating securities. Basic earnings per unit under the two-class method is calculated based on distributions declared on the OP units and other participating securities ("distributed earnings") and the rights of participating securities in any undistributed earnings, which represents net income remaining after deduction of distributions accruing during the period. The undistributed earnings are allocated to all outstanding OP units and participating securities based on the relative percentage of each security to the total number of outstanding participating securities. Basic earnings per unit represents the summation of the distributed and undistributed earnings per unit class divided by the total number of OP units.

Through December 31, 2012 all of the Operating Partnership's participating securities received distributions at an equal distribution rate per unit. As a result, the portion of net income allocable to the weighted-average unvested OP units outstanding for the years ended December 31, 2012, 2011 and 2010 has been deducted from net income available to unitholders to calculate basic earnings per unit. For the years ended December 31, 2012, 2011 and 2010 the unvested OP units were anti-dilutive to the calculation of earnings per unit and were therefore excluded from the calculation of diluted earnings per unit, and diluted earnings per unit is calculated based upon net income attributable to unitholders. For the year ended December 31, 2012, the Performance Units were anti-dilutive to the calculation of diluted earnings per unit as calculated, assuming that December 31, 2012 is the end of the Performance Units' Performance Period. No shares of common stock of the Parent Company were contingently issuable upon settlement of the excess exchange value pursuant to the exchange settlement feature of the Notes due 2026 as the common stock price at December 31, 2010 did not exceed the exchange price then in effect. In addition, 10,259,496, 10,017,858 and 9,914,076 units issuable upon settlement of the exchange feature of the Exchangeable Senior Notes were anti-dilutive and were not included in the calculation of diluted earnings per unit based on the "if converted" method for the years ended December 31, 2012, 2011 and 2010, respectively. No other units were considered anti-dilutive for the years ended December 31, 2012, 2011 and 2010.

Computations of basic and diluted earnings per unit (in thousands, except unit data) were as follows:

	Year Ended December 31,		
	2012	2011	2010
Basic and diluted earnings per unit:			
Income from continuing operations	$ 16,133	$ 42,240	$ 37,611
Loss from continuing operations attributable to noncontrolling interests	8	44	48
Preferred unit distributions	(14,603)	(16,198)	(16,963)
Net income allocable and distributions in excess of earnings to participating securities (continuing operations)	(1,326)	(1,220)	(933)
Income from continuing operations available to unitholders - basic and diluted	212	24,866	19,763
(Loss) / income from discontinued operations - basic and diluted	(4,370)	474	1,703
Net (loss) / income available to unitholders - basic and diluted	$ (4,158)	$ 25,340	$ 21,466
Weighted-average units outstanding:			
Basic and diluted	155,670,931	135,549,934	115,572,569
Basic and diluted earnings per unit:			
Income from continuing operations per unit available to unitholders - basic and diluted	$ —	$ 0.19	$ 0.17
(Loss) / income from discontinued operations per share available to unitholders - basic and diluted	$ (0.03)	$ —	$ 0.02
Net (loss) / income per unit available to unitholders, basic and diluted	$ (0.03)	$ 0.19	$ 0.19

8. Investment in Unconsolidated Partnerships

The accompanying consolidated financial statements include investments in two limited liability companies with Prudential Real Estate Investors ("PREI"), and in 10165 McKellar Court, L.P. ("McKellar Court"), a limited partnership with Quidel Corporation, the tenant which occupies the McKellar Court property. General information on the PREI limited liability companies and the McKellar Court partnership (each referred to in this footnote individually as a "partnership" and collectively as the "partnerships") as of December 31, 2012 was as follows:

Name	Partner	Company's Ownership Interest	Company's Economic Interest	Date Acquired
PREI I LLC (1)	PREI	20%	20%	April 4, 2007
PREI II LLC	PREI	20%	20%	April 4, 2007
McKellar Court (2)	Quidel Corporation	22%	22%	September 30, 2004

(1) PREI I LLC owns two properties in Cambridge, Massachusetts. At December 31, 2012, there were $139.0 million in outstanding borrowings on a secured loan facility held by a wholly-owned subsidiary of PREI I LLC, with a contractual interest rate of 3.22% (including the applicable credit spread) and a maturity date of August 13, 2013, with an option to extend the loan for one year.

(2) The Company's investment in the McKellar Court partnership (maximum exposure to losses) was approximately $12.2 million at December 31, 2012. The Company's economic interest in the McKellar Court partnership entitles it to 75% of the extraordinary cash flows after repayment of the partners' capital contributions and 22% of the operating cash flows.

The condensed combined balance sheets for all of the Company's unconsolidated partnerships were as follows (in thousands):

	December 31, 2012	December 31, 2011
Assets:		
Investments in real estate, net	$ 257,666	$ 257,297
Cash and cash equivalents (including restricted cash)	1,968	4,384
Other assets	4,370	2,392
Total assets	$ 264,004	$ 264,073
Liabilities and members' equity:		
Mortgage notes payable and secured loan	$ 149,255	$ 149,256
Other liabilities	5,988	1,408
Members' equity	108,761	113,409
Total liabilities and members equity	$ 264,004	$ 264,073
Company's net investment in unconsolidated partnerships	$ 32,367	$ 33,389

The selected data and results of operations for the unconsolidated partnerships were as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Total revenues	$ 8,823	$ 8,567	$ 8,390
Total expenses	(19,939)	(19,868)	(10,701)
Loss from continuing operations	(11,116)	(11,301)	(2,311)
Gain on sale of discontinued operations (1)	—	22,927	—
Loss from discontinued operations	—	(6,677)	(11,312)
Net (loss)/income	$ (11,116)	$ 4,949	$ (13,623)
Company's equity in net loss of unconsolidated partnerships	$ (1,389)	$ (2,489)	$ (1,645)
Fees earned by the Company (1)	$ 90	$ 1,117	$ 1,400

(1) The Company acts as the operating member or partner, as applicable, and day-to-day manager for the partnerships. The Company is entitled to receive fees for providing construction and development services (as applicable) and management services to the PREI joint ventures, which are reflected in tenant recoveries and other income in the consolidated statements of income.

9. Derivatives and Other Financial Instruments

On March 30, 2012, the Company entered into four interest rate swaps with an aggregate notional amount of $200.0 million under which at each monthly settlement date the Company either (1) receives the difference between a fixed interest rate (the "USD Strike Rate") and one-month USD-LIBOR if the USD Strike Rate is less than one-month USD-LIBOR or (2) pays such difference if the USD Strike Rate is greater than one-month USD-LIBOR. The interest rate swaps hedge the Company's exposure to the variability on expected cash flows attributable to changes in interest rates on the first interest payments, due on the date that is on or closest after each swap's settlement date, associated with the amount of one-month USD-LIBOR-based debt equal to each swap's notional amount. These interest rate swaps, with a notional amount of $200.0 million, are currently intended to hedge interest payments associated with the Operating Partnership's Term Loan - U.S. Dollar. No initial investment was made to enter into the interest rate swap agreements.

On August 2, 2012, in connection with the conversion of a portion of the outstanding borrowings under the Term Loan into GBP (for further discussion, see Note 5 above), the Company entered into two interest rate swaps with an aggregate notional amount of £100.0 million under which at each monthly settlement date the Company either (1) receives the difference between a fixed interest rate (the "GBP Strike Rate") and one-month GBP-LIBOR if the GBP Strike Rate is less than one-month GBP-LIBOR or (2) pays such difference if the GBP Strike Rate is greater than one-month GBP-LIBOR. The interest rate swaps hedge the Company's exposure to the variability on expected cash flows attributable to changes in interest rates on the first interest payments, due on the date that is on or closest after each swap's settlement date, associated with the amount of one-month GBP-LIBOR-based debt equal to each swap's notional amount. These interest rate swaps, with a notional amount of £100.0 million, are currently intended to hedge interest payments associated with the Operating Partnership's Term Loan - GBP. No initial investment was made to enter into the interest rate swap agreements.

As of December 31, 2012, the Company had deferred interest costs of approximately $42.2 million in accumulated other comprehensive loss related to forward starting swaps, which were settled with the corresponding counterparties in March and April 2009. The forward starting swaps were entered into to mitigate the Company's exposure to the variability in expected future cash flows attributable to changes in future interest rates associated with a forecasted issuance of fixed-rate debt, with interest payments for a minimum of ten years. The deferred interest costs will be amortized as additional interest expense over a remaining period of approximately six years.

The following is a summary of the terms of the interest rate swaps and stock purchase warrants and their respective fair-values, which are included in accounts payable, accrued expenses and other liabilities on the accompanying consolidated balance sheets (dollars in thousands):

	Notional Amount	Strike Rate	Effective Date	Expiration Date	Fair-Value(1) December 31, 2012	Fair-Value(1) December 31, 2011
Interest rate swaps	$ 200,000	1.1630%	March 30, 2012	March 30, 2017	$ (4,826)	$ —
Interest rate swaps(2)	80,930	0.7310%	August 2, 2012	March 30, 2017	(216)	—
Interest rate swaps(2)	80,930	0.7425%	August 2, 2012	March 30, 2017	(243)	—
Total interest rate swaps	361,860				(5,285)	—
Other(3)	—				—	9
Total derivative instruments	$ 361,860				$ (5,285)	$ 9

(1) Fair-value of derivative instruments does not include any related accrued interest payable, which is included in accrued expenses on the accompanying consolidated balance sheets. Derivative valuations are classified in Level 2 of the fair-value hierarchy.

(2) Translation to U.S. dollars is based on an exchange rate of $1.62 to £1.00 at December 31, 2012.

(3) Includes stock purchase warrants recorded as derivative instruments in other assets on the accompanying consolidated balance sheets. Changes in the fair-values of stock purchase warrants are included in earnings in the period in which they occur.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair-value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings in the period in which the hedged forecasted transaction affects earnings. During the years ended December 31, 2012, 2011 and 2010, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and future variability in the interest-related cash flows from forecasted issuances of debt. The ineffective portion of the change in fair-value of the derivatives is recognized directly in earnings.

The Company's use of proceeds from its March 2011 unsecured debt offering to repay a portion of the outstanding indebtedness on its unsecured line of credit caused the amount of variable-rate indebtedness to fall below the combined notional value of the outstanding interest rate swaps on March 30, 2011, causing the Company to be overhedged. As a result, the Company re-performed tests to assess the effectiveness of its interest rate swaps. Although the interest rate swaps with an aggregate notional amount of $150.0 million passed the assessment tests and the $115.0 million swap continued to qualify for hedge accounting, the $35.0 million swap no longer qualified for hedge accounting due to the lack of variable rate debt expected to be outstanding during the remaining term of the swap. As a result, the Company accelerated the reclassification of amounts deferred in accumulated other comprehensive loss to earnings related to the hedged forecasted transactions that became probable of not occurring during the period in which the Company was overhedged. This resulted in a cumulative charge to earnings for the year ended December 31, 2011 of approximately $1.0 million. From the date that hedge accounting was discontinued on the $35.0 million swap, changes in the fair-value associated with this interest rate swap were recorded directly to earnings, resulting in the recognition of a gain of approximately $12,000 for the year ended December 31, 2011, which is included as a component of other expense. These swaps expired in August 2011.

During the year ended December 31, 2012, the Company recorded a total loss on derivative instruments of $9,000, primarily related to changes in the fair-value of other derivative instruments. During the year ended December 31, 2011, the Company recorded total loss on derivative instruments of $544,000, primarily related to the reduction in the amount of the variable-rate indebtedness relating to the $150.0 million interest rate swaps, hedge ineffectiveness on cash flow hedges due to mismatches in maturity dates and interest rate reset dates between the interest rate swaps and corresponding debt and changes in the fair-value of other derivative instruments. For the year ended December 31, 2010, the Company recognized a loss of approximately $453,000 as a result of hedge ineffectiveness and changes in the fair-value of derivative instruments attributable to mismatches in the maturity date and the interest rate reset dates between the interest rate swap and corresponding debt, and changes in the fair-value of derivatives no longer considered highly effective. Gains and losses on derivative instruments are included in other expense within the income statement.

Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to earnings during the period in which the hedged forecasted transaction affects earnings. The change in net unrealized (loss)/gain on derivative instruments includes reclassifications of net unrealized losses from accumulated other comprehensive loss as (1) an increase to interest expense of $8.5 million, $10.4 million and $17.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, and (2) a loss on derivative instruments of $9,000, $544,000 and $453,000 for the years ended December 31, 2012, 2011 and 2010, respectively. During the next twelve months, the Company estimates that an additional $9.2 million will be reclassified from accumulated other comprehensive loss as an increase to interest expense. In addition, for the years ended December 31, 2012, 2011 and 2010, approximately $118,000, $236,000 and $723,000, respectively, of settlement payments on interest rate swaps have been deferred in accumulated other comprehensive loss and will be amortized over the useful lives of the related development or redevelopment projects.

The following is a summary of the amount of loss recognized in other comprehensive income related to the derivative instruments (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Amount of loss recognized in other comprehensive income (effective portion):			
Cash flow hedges			
Interest rate swaps	$ (6,863)	$ (104)	$ (2,084)
Amount of loss reclassified from accumulated other comprehensive loss to income (effective portion):			
Cash flow hedges			
Interest rate swaps (1)	$ (1,578)	$ (3,385)	$ (10,343)
Forward starting swaps (2)	(6,933)	(7,027)	(7,114)
Total interest rate swaps	$ (8,511)	$ (10,412)	$ (17,457)
Amount of loss recognized in income (ineffective portion and amount excluded from effectiveness testing):			
Cash flow hedges			
Interest rate swaps	$ —	$ (544)	$ (360)
Total interest rate swaps	—	(544)	(360)
Other derivative instruments	(9)	—	(93)
Total loss on derivative instruments	$ (9)	$ (544)	$ (453)

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(1) Amount represents payments made to swap counterparties for the effective portion of interest rate swaps that were recognized as an increase to interest expense for the periods presented (the amount was recorded as an increase and corresponding decrease to accumulated other comprehensive loss in the same accounting period).

(2) Amount represents reclassifications of deferred interest costs from accumulated other comprehensive loss to interest expense related to the Company's previously settled forward starting swaps.

10. Fair-Value of Financial Instruments

The Company's disclosures of estimated fair-value of financial instruments at December 31, 2012 and 2011 were determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair-value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair-value amounts.

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair-value due to the short-term nature of these instruments.

The Company utilizes quoted market prices to estimate the fair-value of its fixed-rate and variable-rate debt, when available. If quoted market prices are not available, the Company calculates the fair-value of its mortgage notes payable and other fixed-rate debt based on a currently available market rate assuming the loans are outstanding through maturity and considering the collateral. In determining the current market rate for fixed-rate debt, a market credit spread is added to the quoted yields on federal government treasury securities with similar terms to debt. In determining the current market rate for variable-rate debt, a market credit spread is added to the current effective interest rate. The carrying values of interest rate swaps are reflected at their fair-values.

At December 31, 2012 and 2011, the aggregate fair-value and the carrying value of the Company's financial instruments were as follows (in thousands):

	December 31, 2012		December 31, 2011	
	Fair-Value (1)	Carrying Value	Fair-Value (1)	Carrying Value
Mortgage notes payable, net	$ 605,948	$ 571,652	$ 670,931	$ 587,844
Exchangeable Senior Notes	209,484	180,000	206,775	180,000
Notes due 2016, net	421,400	398,289	396,880	397,810
Notes due 2020, net	292,725	247,984	266,775	247,771
Notes due 2022, net	261,750	247,904	—	—
Term Loan - U.S. dollars (2)	243,596	243,596	—	—
Term Loan - GBP (2)	161,860	161,860	—	—
Unsecured line of credit	118,000	118,000	268,000	268,000
Derivative instruments (3)	(5,285)	(5,285)	9	9
Available-for-sale securities	390	390	988	988

(1) Fair-values of debt and derivative instruments are classified in Level 2 of the fair-value hierarchy. Fair-value of available-for-sale securities are classified in Level 1 of the fair-value hierarchy.

(2) In August 2012, the Operating Partnership converted approximately $156.4 million of outstanding borrowings into GBP equal to £100.0 million. The principal balance represents the U.S. dollar amount based on the exchange rate of $1.62 to £1.00 at December 31, 2012.

(3) The Company's derivative instruments are reflected in other assets and other liabilities on the accompanying consolidated balance sheets based on their respective balances (see Note 9).

11. Acquisitions

The Company acquired the following properties during the year ended December 31, 2012. The table below reflects the purchase price allocation for these acquisitions (in thousands):

Property	Acquisition Date	Investments in Real Estate	Above Market Lease	In-Place Lease	Management Agreement	Below Market Lease	Debt Premium	Acquisition Date Fair-Value
210 Broadway	February 9, 2012	$ 23,190	$ —	$ 252	$ 10	$ —	$ —	$ 23,452
50 Hampshire Street	February 9, 2012	77,742	—	9,874	2,079	—	—	89,695
60 Hampshire Street	February 9, 2012	4,361	—	1,651	—	(159)	—	5,853
6122-6126 Nancy Ridge Drive	April 25, 2012	14,766	1,082	3,975	177	—	—	20,000
550 Broadway Street	April 27, 2012	28,000	—	—	—	—	—	28,000
Summers Ridge	June 8, 2012	47,184	—	—	—	—	—	47,184
Granta Park (1)	June 12, 2012	175,458	603	23,068	—	(3,085)	—	196,044
9900 Belward Campus Drive	July 18, 2012	10,312	5	1,321	—	(8)	(810)	10,820
9901 Belward Campus Drive	July 18, 2012	14,547	41	1,754	—	—	(992)	15,350
Total		$ 395,560	$ 1,731	$ 41,895	$ 2,266	$ (3,252)	$ (1,802)	$ 436,398
Weighted average intangible amortization life (in months)			144	100	101	92	60	

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(1) Located in the United Kingdom, this property was acquired for £126.8 million. U.S. dollar amounts are based on the exchange rate of $1.55 to £1.00 in effect on the date of acquisition.

Revenues of approximately $26.4 million and net loss of approximately $5.7 million associated with properties acquired in 2012 are included in the consolidated statements of operations for the year ended December 31, 2012 for both the Parent Company and the Operating Partnership.

Pro Forma Results of the Parent Company (unaudited)

The unaudited pro forma revenues and operating income of the Parent Company, including the acquisitions that occurred in 2012 as if they had taken place on January 1, 2011, are as follows (in thousands, except per share amounts):

	Year Ended December 31,	
	2012	2011
Total revenues	$ 529,925	$ 474,921
Net income available to common stockholders	13,774	27,254
Net income per share available to common stockholders - basic and diluted	$ 0.09	$ 0.20

Pro forma data may not be indicative of the results that would have been reported had the acquisitions actually occurred as of January 1, 2011, nor does it intend to be a projection of future results.

Pro Forma Results of the Operating Partnership (unaudited)

The unaudited pro forma revenues and operating income of the Operating Partnership, including the acquisitions that occurred in 2012 as if they had taken place on January 1, 2011, are as follows (in thousands, except per unit amounts):

	Year Ended December 31,	
	2012	2011
Total revenues	$ 529,925	$ 474,921
Net income available to unitholders	13,720	27,823
Net income per unit available to unitholders - basic and diluted	$ 0.09	$ 0.20

Pro forma data may not be indicative of the results that would have been reported had the acquisitions actually occurred as of January 1, 2011, nor does it intend to be a projection of future results.

12. Discontinued Operations

In April 2012, the Company completed the exchange of an operating property on Forbes Boulevard in South San Francisco for an office property located in Redwood City, California. As a result, during the year ended December 31, 2012, the Company reclassified the Forbes Boulevard property as a discontinued operation. The table below reflects the details of the property and the exchange (in thousands):

Property	Date of Sale	Original Acquisition Date	Sales Price (1)	Impairment loss
Forbes Boulevard	April 27, 2012	September 5, 2007	$ 28,000	$ (4,552)

(1) The sales price was equal to the fair-value of the office property received as consideration in the exchange with the independent third party.

The results of operations of the Forbes Boulevard property are reported as discontinued operations for all periods presented in the accompanying consolidated financial statements. The following table summarizes the revenue and expense components that comprise income / (loss) from discontinued operations (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Total revenues	$ 454	$ 1,499	$ 2,808
Total expenses	272	1,025	1,105
Income from discontinued operations before impairment loss	182	474	1,703
Impairment loss	(4,552)	—	—
(Loss) / income from discontinued operations	$ (4,370)	$ 474	$ 1,703

Discontinued operations have not been segregated in the consolidated statements of cash flows. Therefore, amounts for certain captions will not agree with respective data in the consolidated statements of operations.

13. Incentive Award Plan

The Company has adopted the 2009 Amendment and Restatement of the BioMed Realty Trust, Inc. and BioMed Realty, L.P. 2004 Incentive Award Plan (the "Plan"). The Plan provides for grants to directors, employees and consultants of the Company and the Operating Partnership (and their respective subsidiaries) of stock options, restricted stock, LTIP units, stock appreciation rights, dividend equivalents, and other incentive awards. The Company has reserved 5,340,000 shares of common stock for issuance pursuant to the Plan, subject to adjustments as set forth in the Plan. As of December 31, 2012, 1,859,914 shares of common stock or awards convertible into or exchangeable for common stock remained available for future issuance under the Plan. Each LTIP unit issued will count as one share of common stock for purposes of calculating the limit on shares that may be issued. Compensation cost for these incentive awards is measured based on the fair-value of the award on the grant date (fair-value is calculated based on the closing price of the Company's common stock on the date of grant) and is recognized as expense over the respective vesting period, which for restricted stock awards and LTIP units is generally four to five years.

Fully vested incentive awards may be settled for either cash or stock depending on the Company's election and the type of award granted. Participants are entitled to cash dividends and may vote such awarded shares, but the sale or transfer of such shares is limited during the restricted or vesting period. The restricted stock grants may only be settled for stock whereas the LTIP units may be redeemed for either cash or common stock, at the Company's election.

During the year ended December 31, 2012, the Parent Company awarded 408,888 Performance Units to certain of its executive officers, which represent the maximum number of Performance Units that may vest. Each Performance Unit represents a contingent right to receive one share of the Parent Company's common stock if vesting conditions are satisfied. Performance Units vest ratably over one, two and three year periods (each, a "Performance Period") based upon the Parent Company's total stockholder return relative to its peer group (the "Market Conditions"). The grant date fair-value of the Performance Units was estimated using a Monte Carlo simulation which considered the likelihood of achieving the Market Conditions. The Monte Carlo simulation uses a statistical formula underlying the Black-Scholes and binomial formulas, and such simulation was run approximately 100,000 times. For each simulation, the value of the payoff was calculated at the end of the respective Performance Period and was then discounted to the grant date at a risk-free interest rate. The expected value of the Performance Units on the grant date was determined by simulating the total shareholder return for the Company and the peer group considering the stock price variance for each of the peer group companies, compared to each other and the Company's stock estimating the rank of the Company's stock. The valuation was performed in a risk-neutral framework, so no assumption was made with respect to an equity risk premium. Other significant assumptions used in the valuation included an expected term of 12, 24, and 36 months, a risk-free interest rate of 0.33%, and a dividend yield of 4.37%. No dividends will be paid or accrued on the Performance Units, and shares of the Parent Company's common stock will not be issued until vesting of the Performance Units occurs.

A summary of the Company's unvested restricted stock and LTIP units is presented below:

	Unvested Restricted Shares/LTIP Units	Weighted Average Grant-Date Fair-Value
Balance at December 31, 2009	1,295,758	$ 14.77
Granted	658,859	16.55
Vested	(332,183)	16.90
Forfeited	(34,374)	11.19
Balance at December 31, 2010	1,588,060	15.15
Granted	630,337	18.38
Vested	(467,120)	16.03
Forfeited	(30,215)	16.17
Balance at December 31, 2011	1,721,062	16.09
Granted	395,350	18.46
Vested	(520,258)	15.17
Forfeited	(35,642)	15.97
Balance at December 31, 2012	1,560,512	$ 17.00

Selected data of the Company's incentive award plan is presented below (in thousands, except share and period amounts):

	Years Ended December 31,		
	2012	2011	2010
Aggregate value of restricted stock/LTIP Units granted	$ 7,300	$ 11,612	$ 10,901
Aggregate value of Performance Units granted	$ 3,329	$ —	$ —
Fair-value of stock/LTIP Units vested	$ 9,502	$ 8,547	$ 5,278
Stock-based compensation expense recognized in general and administrative expenses and rental operations expense - restricted stock/LTIP Units	$ 9,556	$ 7,582	$ 6,988
Stock-based compensation expense recognized in general and administrative expenses - Performance Units	$ 1,974	$ —	$ —
Shares surrendered to the Company and retired in lieu of cash payments for taxes due on the vesting of restricted stock	178,915	129,342	79,555
Data at period end:			
Total compensation to be expensed related to unvested awards in future periods - restricted stock/LTIP Units	$ 15,845		
Weighted-average expense period (in years) - restricted stock/LTIP Units	2.5		
Total compensation to be expensed related to unvested awards in future periods - Performance Units	$ 1,355		
Weighted-average expense period (in years) - Performance Units	1.6		

14. Commitments and Contingencies

Concentration of Credit Risk

Life science entities comprise the vast majority of the Company's tenant base. Because of the dependence on a single industry, adverse conditions affecting that industry will more adversely affect our business. Two of the Company's tenants, Human Genome Sciences, Inc., a wholly owned subsidiary of GlaxoSmithKline plc, and Vertex Pharmaceuticals Incorporated, comprised 12.2% and 8.5%, or $48.0 million and $33.4 million, respectively, of rental revenues for the year ended December 31, 2012; 14.5% and 10.0%, or $48.0 million and $33.2 million, respectively, of rental revenues for the year ended December 31, 2011; and 16.3% and 11.8%, or $48.0 million and $34.9 million, respectively, of rental revenues for the year ended December 31, 2010. These tenants are located in the Company's Maryland, and Boston and San Diego markets, respectively. The inability of these tenants to make lease payments could materially adversely affect the Company's business.

The Company generally does not require collateral or other security from our tenants, other than security deposits or letters of credit in select cases.

Construction and Other Related Commitments

As of December 31, 2012, the Company had approximately $325.2 million outstanding in commitments related to the funding of the construction loan, tenant improvements, leasing commissions, and construction-related capital expenditures, with approximately $292.1 million expected to be paid in 2013, approximately $32.7 million expected to be paid in 2014 and 2015, and approximately $435,000 expected to be paid in 2016 and 2017.

Insurance

The Company carries insurance coverage on its properties with policy specifications and insured limits that it believes are adequate given the relative risk of loss, cost of the coverage and standard industry practice. However, certain types of losses (such as from the perils of earthquakes, windstorms, terrorism and floods) may be either uninsurable or not economically insurable. Further, certain of the properties are located in areas that are subject to earthquake activity, windstorms and floods. Should a property sustain damage as a result of an earthquake, windstorm or flood, the Company may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, the Company could lose some or all of its capital investment, cash flow and anticipated profits related to one or more properties.

Environmental Matters

The Company follows a policy of monitoring its properties for the presence of hazardous or toxic substances. The Company is not aware of any environmental liability with respect to the properties that would have a material adverse effect on the Company's business, assets or results of operations. There can be no assurance that such a material environmental liability does not exist. The existence of any such material environmental liability could have an adverse effect on the Company's results of operations and cash flow. The Company carries environmental remediation insurance for its properties. This insurance, subject to certain exclusions and deductibles, covers the cost to remediate environmental damage caused by future spills or the historic presence of previously undiscovered hazardous substances, as well as third-party bodily injury and property damage claims related to the release of hazardous substances.

Tax Indemnification Agreements and Minimum Debt Requirements

As a result of the contribution of properties to the Operating Partnership, the Company has indemnified the contributors of the properties against adverse tax consequences if it directly or indirectly sells, exchanges or otherwise disposes of the properties in a taxable transaction before the ten-year anniversary of the completion of the Company's initial public offering (the "Offering"). The Company also has agreed to use its reasonable best efforts to maintain at least $8.0 million of debt, some of which must be property specific, for a period of ten years following the date of the Offering to enable certain contributors to guarantee the debt in order to defer potential taxable gain they may incur if the Operating Partnership repays the existing debt.

Legal Proceedings

Although the Company is involved in legal proceedings arising in the ordinary course of business, as of December 31, 2012, the Company is not currently a party to any legal proceedings nor, to its knowledge, is any legal proceeding threatened against it that it believes would have a material adverse effect on its financial position, results of operations or liquidity.

15. Quarterly Financial Information of the Parent Company (unaudited)

The Company's selected quarterly information for the years ended December 31, 2012 and 2011 (in thousands, except per share data) was as follows.

	2012 Quarter Ended(1)			
	December 31	September 30	June 30	March 31
Total revenues	$ 138,771	$ 134,537	$ 124,848	$ 120,012
Income / (loss) from continuing operations	8,260	6,455	(5,283)	6,702
Income / (loss) from discontinued operations	—	—	49	(4,420)
Net income / (loss)	8,260	6,455	(5,234)	2,282
Net (income) / loss attributable to noncontrolling interests	(93)	(46)	172	30
Preferred dividends	(3,651)	(3,651)	(3,651)	(3,651)
Net income / (loss) available to common stockholders	$ 4,516	$ 2,758	$ (8,713)	$ (1,339)
Income / (loss) from continuing operations per share available to common stockholders - basic and diluted	$ 0.03	$ 0.02	$ (0.06)	$ 0.02
Net income / (loss) per share available to common stockholders - basic and diluted	$ 0.03	$ 0.02	$ (0.06)	$ (0.01)

	2011 Quarter Ended(1)			
	December 31	September 30	June 30	March 31
Total revenues	$ 111,958	$ 114,639	$ 106,409	$ 105,193
Income from continuing operations	15,790	8,861	7,852	9,737
Income from discontinued operations	163	76	95	141
Net income	15,953	8,937	7,947	9,878
Net income attributable to noncontrolling interests	(244)	(106)	(68)	(107)
Preferred dividends	(3,651)	(3,901)	(4,241)	(4,241)
Net income available to common stockholders	$ 12,058	$ 4,765	$ 3,638	$ 5,530
Income from continuing operations per share available to common stockholders - basic and diluted	$ 0.08	$ 0.03	$ 0.03	$ 0.04
Net income per share available to common stockholders - basic and diluted	$ 0.08	$ 0.03	$ 0.03	$ 0.04

---

(1) The sum of quarterly financial data may vary from the annual data due to rounding.

16. Quarterly Financial Information of the Operating Partnership (unaudited)

The Company's selected quarterly information for the years ended December 31, 2012 and 2011 (in thousands, except per share data) was as follows.

	2012 Quarter Ended(1)			
	December 31	September 30	June 30	March 31
Total revenues	$ 138,771	$ 134,537	$ 124,848	$ 120,012
Income / (loss) from continuing operations	8,260	6,455	(5,283)	6,702
Income / (loss) from discontinued operations	—	—	49	(4,420)
Net income / (loss)	8,260	6,455	(5,234)	2,282
Net (income) / loss attributable to noncontrolling interests	(7)	7	6	4
Preferred distributions	(3,651)	(3,651)	(3,651)	(3,651)
Net income / (loss) available to unitholders	$ 4,602	$ 2,811	$ (8,879)	$ (1,365)
Income / (loss) from continuing operations per unit available to unitholders - basic and diluted	$ 0.03	$ 0.02	$ (0.06)	$ 0.02
Net income / (loss) per unit available to unitholders - basic and diluted	$ 0.03	$ 0.02	$ (0.06)	$ (0.01)

	2011 Quarter Ended(1)			
	December 31	September 30	June 30	March 31
Total revenues	$ 111,958	$ 114,639	$ 106,409	$ 105,193
Income from continuing operations	15,790	8,861	7,852	9,737
Income from discontinued operations	163	76	95	141
Net income	15,953	8,937	7,947	9,878
Net loss attributable to noncontrolling interests	8	5	14	18
Preferred distributions	(3,651)	(3,901)	(4,241)	(4,241)
Net income available to unitholders	$ 12,310	$ 4,876	$ 3,720	$ 5,655
Income from continuing operations per unit available to unitholders - basic and diluted	$ 0.08	$ 0.03	$ 0.03	$ 0.04
Net income per unit available to unitholders - basic and diluted	$ 0.08	$ 0.03	$ 0.03	$ 0.04

(1) The sum of quarterly financial data may vary from the annual data due to rounding.

BIOMED REALTY TRUST, INC. AND BIOMED REALTY, L.P.
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012
(In thousands)

			Initial Cost			Costs Capitalized Subsequent to Acquisition	Gross amount carried at December 31, 2012				
Property	Year Built/ Renovated	Encumbrances	Land	Ground Lease	Buildings and Improvements		Land	Buildings and Improvements	Total	Accumulated Depreciation	Net
		(1)							(2)	(3)	
Albany Street	1922/1998	—	$ 1,942	—	$ 31,293	$ 257	$ 1,942	$ 31,550	$ 33,492	$ (5,994)	$ 27,498
Ardentech Court	1997/2008	—	2,742	—	5,379	9,406	2,742	14,785	17,527	(4,623)	12,904
Ardenwood Venture	1985	—	3,550	—	10,603	4,841	3,550	15,444	18,994	(3,666)	15,328
Ardsley Park (4)	1956/2000	—	6,581	—	9,479	26,609	6,581	36,088	42,669	(1,301)	41,368
Balboa Avenue	1968/2000	—	1,316	—	9,493	603	1,316	10,096	11,412	(2,225)	9,187
Bayshore Boulevard	2000	—	3,667	—	22,593	7,486	3,667	30,079	33,746	(9,744)	24,002
Beckley Street	1999	—	1,480	—	17,590	—	1,480	17,590	19,070	(3,536)	15,534
Bernardo Center Drive	1974/2008	—	2,580	—	13,714	43	2,580	13,757	16,337	(2,734)	13,603
9900 Belward Campus	2001	10,767	2,038	—	8,274	—	2,038	8,274	10,312	(149)	10,163
9901 Belward Campus	2001	13,260	2,362	—	12,185	—	2,362	12,185	14,547	(194)	14,353
9911 Belward Campus Drive	2005	—	4,160	—	196,814	—	4,160	196,814	200,974	(33,770)	167,204
9920 Belward Campus Drive	2000	—	3,935	—	11,206	—	3,935	11,206	15,141	(1,996)	13,145
320 Bent Street	2003	—	—	—	70,953	19,172	—	90,125	90,125	(4,435)	85,690
301 Binney Street	2007	—	—	—	217,073	4,146	—	221,219	221,219	(12,722)	208,497
301 Binney Street Garage	2007	—	—	—	15,805	3	—	15,808	15,808	(436)	15,372
Center for Life Science Boston	2008	338,447	60,000	—	407,747	256,229	60,000	663,976	723,976	(91,828)	632,148
Bridgeview Technology Park I	1977/2002	—	2,494	—	14,716	19,356	2,494	34,072	36,566	(9,449)	27,117
Bridgeview Technology Park II	1977/2002	—	1,522	—	13,066	27	1,522	13,093	14,615	(2,547)	12,068
Broadway	2000	—	6,917	—	16,272	1,509	6,917	17,781	24,698	(481)	24,217
550 Broadway	1967/2006	—	3,700	—	24,300	—	3,700	24,300	28,000	(753)	27,247
Charles Street	1911/1986	—	5,000	—	7,033	47	5,000	7,080	12,080	(1,280)	10,800
Coolidge Avenue	1962/1999	—	2,760	—	7,102	3,775	2,760	10,877	13,637	(1,468)	12,169
Dumbarton Circle	1990	—	2,723	—	5,097	495	2,723	5,592	8,315	(3,098)	5,217
Eccles Avenue (5)	1965/1995	—	21,257	—	608	7,898	21,257	8,506	29,763	(608)	29,155
Eisenhower Road	1973/2000	—	416	—	2,614	1,081	416	3,695	4,111	(1,220)	2,891
Elliott Avenue	1925/2004	—	10,124	—	38,911	60,438	10,124	99,349	109,473	(9,128)	100,345
21 Erie Street	1925/2004	—	3,366	—	18,372	94	3,366	18,466	21,832	(3,523)	18,309
40 Erie Street	1996	—	7,593	—	33,765	3,865	7,593	37,630	45,223	(6,679)	38,544
4570 Executive Drive	1999	—	7,685	—	48,693	160	7,685	48,853	56,538	(5,777)	50,761
4775 / 4785 Executive Drive	2009	—	10,180	—	17,100	2,908	10,180	20,008	30,188	(570)	29,618
500 Fairview Avenue	1959/1991	—	—	—	3,285	611	—	3,896	3,896	(3,298)	598
530 Fairview Avenue	2008	—	2,703	—	694	46,073	2,703	46,767	49,470	(8,131)	41,339
Faraday Avenue	1986	—	1,370	—	7,201	—	1,370	7,201	8,571	(1,322)	7,249
Fresh Pond Research Park	1948/2002	—	3,500	—	18,322	16,146	3,500	34,468	37,968	(4,348)	33,620
Gateway Business Park	1991-1998	—	116,851	—	10,981	808	116,851	11,789	128,640	(6,460)	122,180
Gazelle Court	2011	—	10,100	—	1,769	55,893	10,100	57,662	67,762	(3,800)	63,962
George Patterson Boulevard	1996/2005	—	1,575	—	11,029	1,725	1,575	12,754	14,329	(2,219)	12,110
Granta Park	1999/2010	—	33,892	—	149,718	—	33,892	149,718	183,610	(2,364)	181,246
Graphics Drive	1992/2007	—	800	—	6,577	6,915	800	13,492	14,292	(5,177)	9,115

Property	Year Built/ Renovated	Encumbrances	Land	Ground Lease	Buildings and Improvements		Land	Buildings and Improvements	Total	Accumulated Depreciation	Net
50 Hampshire	1999	—	19,537	—	58,205	—	19,537	58,205	77,742	(1,621)	76,121
60 Hampshire	1900/2009	—	4,164	—	197	16	4,164	213	4,377	(53)	4,324
Industrial Road	2001/2005	—	12,000	—	41,718	16,150	12,000	57,868	69,868	(21,211)	48,657
3525 John Hopkins Court	1991	—	3,993	—	18,183	285	3,993	18,468	22,461	(1,216)	21,245
3545-3575 John Hopkins Court	1991/2008	—	3,560	—	19,495	18,351	3,560	37,846	41,406	(5,314)	36,092
Kaiser Drive	1990	—	3,430	—	6,093	10,391	3,430	16,484	19,914	(3,235)	16,679
450 Kendall Street (Kendall G) (5)	—	—	—	—	8,259	1,908	—	10,167	10,167	—	10,167
500 Kendall Street (Kendall D)	2002	60,164	3,572	—	166,308	623	3,572	166,931	170,503	(31,835)	138,668
Kendall Crossing Apartments	2003	—	—	—	6,665	583	—	7,248	7,248	(250)	6,998
King of Prussia Road	1954/2004	—	12,813	—	66,152	1,373	12,813	67,525	80,338	(17,128)	63,210
Landmark at Eastview (6)	1958/2008	—	—	14,210	55,688	221,417	16,944	260,161	277,105	(43,780)	233,325
Medical Center Drive	1995	—	9,620	—	43,561	13,232	9,620	56,793	66,413	(3,310)	63,103
Monte Villa Parkway	1996/2002	—	1,020	—	10,711	382	1,020	11,093	12,113	(2,587)	9,526
6114-6154 Nancy Ridge Drive	1994	—	10,100	—	28,611	16,378	10,100	44,989	55,089	(5,837)	49,252
6122 Nancy Ridge	1987/2003		2,344	—	9,611	1,763	2,344	11,374	13,718	(2,517)	11,201
6828 Nancy Ridge Drive	1983/2010	—	4,174	—	10,592	—	4,174	10,592	14,766	(263)	14,503
Science Center at Oyster Point	2008-2009	—	19,464	—	89,762	—	19,464	89,762	109,226	(6,624)	102,602
One Research Way	1980/2008	—	1,813	—	6,454	6,171	1,813	12,625	14,438	(1,491)	12,947
Pacific Center Boulevard	1991/2008	—	5,400	—	11,493	2,870	5,400	14,363	19,763	(2,950)	16,813
Pacific Research Center	2000/2008	—	74,147	—	142,437	146,840	74,147	289,277	363,424	(41,246)	322,178
3500 Paramount Parkway	1999	—	1,080	—	14,535	26	1,080	14,561	15,641	(1,291)	14,350
Patriot Drive	1984/2001	—	848	—	6,906	356	848	7,262	8,110	(699)	7,411
Phoenixville Pike	1989/2008	—	1,204	—	10,880	13,415	1,204	24,295	25,499	(6,047)	19,452
Research Boulevard (4)	1970/2004	—	7,492	—	8,834	2,444	7,492	11,278	18,770	(267)	18,503
Road to the Cure	1977/2007	—	4,430	—	12,986	12,183	4,430	25,169	29,599	(5,236)	24,363
San Diego Science Center	19732002	—	3,871	—	21,875	2,550	3,871	24,425	28,296	(5,350)	22,946
10240 Science Center Drive	2002	—	4,079	—	12,124	22	4,079	12,146	16,225	(998)	15,227
Science Center Drive	1995	—	2,630	—	16,029	26	2,630	16,055	18,685	(3,360)	15,325
Shady Grove Road	2003	144,889	28,895	—	197,548	3,339	28,895	200,887	229,782	(34,418)	195,364
Sidney Street	2000		7,579	—	50,459	134	7,579	50,593	58,172	(9,599)	48,573
Sorrento Plaza	1978/2003	—	2,364	—	5,946	418	2,364	6,364	8,728	(715)	8,013
11388 Sorrento Valley Road	2000	—	2,366	—	8,514	309	2,366	8,823	11,189	(842)	10,347
Sorrento Valley Boulevard	1982	—	4,140	—	15,036	47	4,140	15,083	19,223	(2,514)	16,709
Sorrento West	1974-1984	—	13,455	—	10,087	17,716	13,455	27,803	41,258	(2,413)	38,845
Spring Mill Drive	1988	—	1,074	—	7,948	907	1,074	8,855	9,929	(1,897)	8,032
Summers Ridge	—	—	47,185	—	—	—	47,185	—	47,185	—	47,185
Trade Centre Avenue	1997	—	3,275	—	15,404	—	3,275	15,404	18,679	(3,034)	15,645
Torreyana Road	1980/1997	—	7,660	—	24,468	284	7,660	24,752	32,412	(3,611)	28,801
9865 Towne Centre Drive	2008	—	5,738	—	2,991	20,206	5,738	23,197	28,935	(3,910)	25,025
9885 Towne Centre Drive	2001/2008	—	4,982	—	28,513	—	4,982	28,513	33,495	(5,970)	27,525
Tributary Street	1983/1998	—	2,060	—	10,597	—	2,060	10,597	12,657	(2,130)	10,527
900 Uniqema Boulevard	2000		404	—	3,692	72	404	3,764	4,168	(687)	3,481
1000 Uniqema Boulevard	1999	—	1,350	—	13,229	119	1,350	13,348	14,698	(2,398)	12,300
Vassar Street	1950/1998	—	2,040	—	13,841	12,942	2,040	26,783	28,823	(5,147)	23,676
Waples Street	1983/2005	—	2,470	—	2,907	11,440	2,470	14,347	16,817	(7,197)	9,620

Property	Year Built/ Renovated	Encumbrances	Land	Ground Lease	Buildings and Improvements		Land	Buildings and Improvements	Total	Accumulated Depreciation	Net
Wateridge Circle	2001	—	6,536	—	34,470	11	6,536	34,481	41,017	(1,878)	39,139
Walnut Street	1972/2004	—	5,200	—	36,067	—	5,200	36,067	41,267	(6,958)	34,309
Weston Parkway	1990	—	536	—	5,022	—	536	5,022	5,558	(345)	5,213
675 West Kendall Street (Kendall A)	2002	—	4,922	—	121,182	1,987	4,922	123,169	128,091	(23,144)	104,947
West Watkins Mill	1999	—	2,320	—	10,393	198	2,320	10,591	12,911	(1,245)	11,666
50 West Watkins Mill	1988/2005	—	1,451	—	11,611	—	1,451	11,611	13,062	(1,090)	11,972
217th Place	1987/2007	—	7,125	—	3,529	14,626	7,125	18,155	25,280	(3,539)	21,741
Total		$ 567,527	$ 734,793	$ 14,210	$ 3,055,244	$ 1,133,129	$ 751,737	$ 4,171,429	$ 4,923,166	$ (603,450)	$ 4,319,716

(1) Includes mortgage notes secured by various properties but excludes unamortized debt premium of $4.1 million.

(2) The aggregate gross cost of the Company's rental property for federal income tax purposes approximated $5.3 billion as of December 31, 2012 (unaudited).

(3) Depreciation of building and improvements is recorded on a straight-line basis over the estimated useful lives ranging from less than one year to 40 years.

(4) The property or a portion of the property was under development or pre-development as of December 31, 2012.

(5) This property represents the potential for ground up development

(6) During 2007, the Company acquired a fee simple interest in the land at its Landmark at Eastview property. The balance of $14.2 million was subsequently reclassified from ground lease to land.

A reconciliation of historical cost and related accumulated depreciation is as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Investment in real estate:			
Balance at beginning of year	$ 4,402,720	$ 3,878,092	$ 3,216,541
Property acquisitions	395,560	409,425	525,886
Property sales	(33,048)	—	—
Improvements	157,934	115,203	135,665
Balance at end of year	$ 4,923,166	$ 4,402,720	$ 3,878,092
Accumulated Depreciation:			
Balance at beginning of year	$ (452,474)	$ (341,978)	$ (244,774)
Depreciation expense	(152,506)	(110,496)	(97,204)
Property sales	1,530	—	—
Balance at end of year	$ (603,450)	$ (452,474)	$ (341,978)

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Controls and Procedures (BioMed Realty Trust, Inc.)

Evaluation of Disclosure Controls and Procedures

BioMed Realty Trust, Inc. maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to its management, including BioMed Realty Trust, Inc.'s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. As required by Rule 13a-15(b) under the Exchange Act, BioMed Realty Trust, Inc. carried out an evaluation, under the supervision and with the participation of its management, including BioMed Realty Trust, Inc.'s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of BioMed Realty Trust, Inc.'s disclosure controls and procedures. Based on the foregoing, BioMed Realty Trust, Inc.'s Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, BioMed Realty Trust, Inc.'s disclosure controls and procedures were effective and were operating at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, BioMed Realty Trust, Inc.'s Chief Executive Officer and Chief Financial Officer, and effected by BioMed Realty Trust, Inc.'s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of management, including BioMed Realty Trust, Inc.'s Chief Executive Officer and Chief Financial Officer, BioMed Realty Trust, Inc. conducted an evaluation of the effectiveness of its internal control over financial reporting. Management has used the framework set forth in the report entitled "Internal Control — Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the company's internal control over financial reporting. Based on its evaluation, management has concluded that the company's internal control over financial reporting was effective as of December 31, 2012, the end of the company's most recent fiscal year. BioMed Realty Trust, Inc.'s independent registered public accounting firm, KPMG LLP, has issued an attestation report over BioMed Realty Trust, Inc.'s internal control over financial reporting, which report is contained elsewhere in this annual report on Form 10-K.

Changes in Internal Control over Financial Reporting

There has been no change in BioMed Realty Trust, Inc.'s internal control over financial reporting during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, BioMed Realty Trust, Inc.'s internal control over financial reporting.

Controls and Procedures (BioMed Realty, L.P.)

Evaluation of Disclosure Controls and Procedures

The operating partnership maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer of the general partner, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. As required by Rule 13a-15(b) under the Exchange Act, the operating partnership carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of the general partner, of the effectiveness of the design and operation of the operating partnership's disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and Chief Financial Officer of the general partner concluded that, as of the end of the period covered by this report, the operating partnership's disclosure controls and procedures were effective and were operating at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer of the general partner, and effected by the general partner's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the operating partnership; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the operating partnership are being made only in accordance with authorizations of management and directors of the general partner of the operating partnership; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the operating partnership's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the operating partnership, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of the general partner, the operating partnership conducted an evaluation of the effectiveness of its internal control over financial reporting. Management has used the framework set forth in the report entitled "Internal Control — Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the operating partnership's internal control over financial reporting. Based on its evaluation, management has concluded that the operating partnership's internal control over financial reporting was effective as of December 31, 2012, the end of the operating partnership's most recent fiscal year.

Changes in Internal Control over Financial Reporting

There has been no change in the operating partnership's internal control over financial reporting during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the operating partnership's internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information concerning our directors, executive officers and corporate governance required by Item 10 will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

Pursuant to instruction G(3) to Form 10-K, information concerning audit committee financial expert disclosure set forth under the heading "Information Regarding the Board — Committees of the Board — Audit Committee" will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

Pursuant to instruction G(3) to Form 10-K, information concerning compliance with Section 16(a) of the Exchange Act concerning our directors and executive officers set forth under the heading entitled "General — Section 16(a) Beneficial Ownership Reporting Compliance" will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

The information concerning our executive compensation required by Item 11 will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information concerning the security ownership of certain beneficial owners and management and related stockholder matters required by Item 12 will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information concerning certain relationships and related transactions and director independence required by Item 13 will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information concerning our principal accountant fees and services required by Item 14 will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(1) and (2) Financial Statements and Schedules:

Please refer to the Index to Consolidated Financial Statements included under Part II, Item 8, Financial Statements and Supplementary Data.

(3) Exhibits

Exhibit Number	Description of Exhibit
3.1	Articles of Amendment and Restatement of BioMed Realty Trust, Inc.(1)
3.2	Articles of Amendment of BioMed Realty Trust, Inc.(2)
3.3	Articles of Amendment of BioMed Realty Trust, Inc.(3)
3.4	Second Amended and Restated Bylaws of BioMed Realty Trust, Inc.(4)
3.5	Articles Supplementary Classifying BioMed Realty Trust, Inc.'s 7.375% Series A Cumulative Redeemable Preferred Stock.(5)
3.6	Certificate of Limited Partnership of BioMed Realty, L.P.(6)
3.7	Certificate of Amendment of Certificate of Limited Partnership of BioMed Realty, L.P.(6)
4.1	Form of Certificate for Common Stock of BioMed Realty Trust, Inc.(7)
4.2	Form of Certificate for 7.375% Series A Cumulative Redeemable Preferred Stock of BioMed Realty Trust, Inc.(5)
4.3	Indenture, dated January 11, 2010, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 3.75% Exchangeable Senior Notes due 2030 and guarantee thereof.(8)
4.4	Indenture, dated April 29, 2010, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 6.125% Senior Notes due 2020 and guarantee thereof.(9)
4.5	Indenture, dated March 30, 2011, by and among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee.(10)
4.6	Supplemental Indenture No. 1, dated March 30, 2011, by and among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 3.85% Senior Notes due 2016 and guarantee thereof.(10)
4.7	Supplemental Indenture No. 2, dated June 28, 2012, by and among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 4.25% Senior Notes due 2022 and guarantee thereof. (11)
10.1	Fourth Amended and Restated Agreement of Limited Partnership of BioMed Realty, L.P. dated as of January 18, 2007.(12)
10.2	Registration Rights Agreement dated as of August 13, 2004 among BioMed Realty Trust, Inc. and the persons named therein.(1)
10.3	2004 Incentive Award Plan of BioMed Realty Trust, Inc. and BioMed Realty, L.P. (as Amended and Restated Effective May 27, 2009).(13)
10.4	First Amendment to 2004 Incentive Award Plan of BioMed Realty Trust, Inc. and BioMed Realty, L.P. (as Amended and Restated Effective May 27, 2009).(14)
10.5	Second Amendment to 2004 Incentive Award Plan of BioMed Realty Trust, Inc. and BioMed Realty, L.P. (as Amended and Restated Effective May 27, 2009). (15)
10.6	Form of Restricted Stock Award Agreement under the 2004 Incentive Award Plan.(16)
10.7	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2004 Incentive Award Plan.(14)
10.8	Form of Long Term Incentive Plan Unit Award Agreement.(17)
10.9	Form of Performance Unit Award Grant Notice and Performance Unit Award Agreement under the 2004 Incentive Award Plan.(18)
10.10	Annual Incentive Bonus Plan.(19)

10.11	Change in Control and Severance Agreement dated as of January 25, 2012 among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Alan D. Gold.(18)
10.12	Change in Control and Severance Agreement dated as of January 25, 2012 among BioMed Realty Trust, Inc., BioMed Realty, L.P. and R. Kent Griffin, Jr.(18)
10.13	Change in Control and Severance Agreement dated as of January 25, 2012 among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Gary A. Kreitzer.(18)
10.14	Change in Control and Severance Agreement dated as of January 25, 2012 among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Matthew G. McDevitt.(18)
10.15	Change in Control and Severance Agreement dated as of January 25, 2012 among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Greg N. Lubushkin.(18)
10.16	Form of Amended and Restated Indemnification Agreement between BioMed Realty Trust, Inc. and each of its directors and officers.(20)
10.17	BioMed Realty Trust, Inc. Severance Plan, effective August 25, 2010.(21)
10.18	Contribution Agreement between Alan D. Gold and BioMed Realty, L.P. dated as of May 4, 2004.(7)
10.19	Contribution Agreement between Gary A. Kreitzer and BioMed Realty, L.P. dated as of May 4, 2004.(7)
10.20	Contribution Agreement between John F. Wilson, II and BioMed Realty, L.P. dated as of May 4, 2004.(7)
10.21	Form of Contribution Agreement between the additional contributors and BioMed Realty, L.P. dated as of May 4, 2004.(7)
10.22	Unsecured Credit Agreement, dated as of July 14, 2011, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto.(22)
10.23	First Amendment to Unsecured Credit Agreement, dated as of March 30, 2012, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto.(23)
10.24	Second Amendment to Unsecured Credit Agreement, dated as of August 2, 2012, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto.(24)
10.25	Form of Line Note under Unsecured Credit Agreement.(22)
10.26	Form of Competitive Bid Note under Unsecured Credit Agreement.(22)
10.27	Form of Swing Loan Note under Unsecured Credit Agreement.(22)
10.28	Unsecured Term Credit Agreement, dated as of March 30, 2012, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto. (23)
10.29	First Amendment to Unsecured Term Credit Agreement, dated as of August 2, 2012, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto. (24)
10.30	Form of Amended and Restated Term Note (Domestic Currency) under Unsecured Term Credit Agreement, as amended. (24)
10.31	Form of Term Note (Qualified Foreign Currency) under Unsecured Term Credit Agreement, as amended. (24)
10.32	Lease Agreement, dated as of May 24, 2006, between BMR-Shady Grove Road HQ LLC and Human Genome Sciences, Inc.(25)
10.33	Registration Rights Agreement, dated January 11, 2010, among BioMed Realty Trust, Inc., BioMed Realty, L.P., Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC.(8)
10.34	Registration Rights Agreement, dated April 29, 2010, among BioMed Realty, L.P., BioMed Realty Trust, Inc., Wells Fargo Securities, LLC, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.(9)
10.35	Director Compensation Policy. (15)
10.36	Dividend Reinvestment and Stock Purchase Plan.(26)
12.1*	Ratio of Earnings to Fixed Charges.
21.1*	List of Subsidiaries of BioMed Realty Trust, Inc. and BioMed Realty, L.P.
23.1*	Consent of KPMG LLP.
31.1*	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

---

* Filed herewith.

(1) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 20, 2004.

(2) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009.

(3) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2010.

(4) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2008.

(5) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on January 17, 2007.

(6) Incorporated herein by reference to BioMed Realty Trust, Inc. and BioMed Realty, L.P.'s Registration Statement on Form S-4 (File No. 333-168968), filed with the Securities and Exchange Commission on August 20, 2010.

(7) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Registration Statement on Form S-11, as amended (File No. 333-115204), filed with the Securities and Exchange Commission on May 5, 2004.

(8) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2010.

(9) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2010.

(10) Incorporated herein by reference to BioMed Realty Trust, Inc.'s and BioMed Realty, L.P.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2011.

(11) Incorporated herein by reference to BioMed Realty Trust, Inc.'s and BioMed Realty, L.P.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2012.

(12) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2007.

(13) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2009.

(14) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 12, 2010.

(15) Incorporated herein by reference to BioMed Realty Trust, Inc.'s and BioMed Realty, L.P.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2012.

(16) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2005.

(17) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2007.

(18) Incorporated herein by reference to BioMed Realty Trust, Inc.'s and BioMed Realty, L.P.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2012.

(19) Incorporated herein by reference to BioMed Realty Trust, Inc.'s and BioMed Realty, L.P.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 9, 2012.

(20) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2010.

(21) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2010.

(22) Incorporated herein by reference to BioMed Realty Trust, Inc.'s and BioMed Realty, L.P.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2011.

(23) Incorporated herein by reference to BioMed Realty Trust, Inc.'s and BioMed Realty, L.P.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2012.

(24) Incorporated herein by reference to BioMed Realty Trust, Inc.'s and BioMed Realty, L.P.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2012.

(25) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2006.

(26) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Registration Statement on Form S-3 (File No. 333-143658), filed with the Securities and Exchange Commission on June 11, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

BIOMED REALTY TRUST, INC.

/s/ ALAN D. GOLD
Alan D. Gold
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

/s/ GREG N. LUBUSHKIN
Greg N. Lubushkin
Chief Financial Officer
(Principal Financial Officer)

/s/ STEPHEN A. WILLEY
Stephen A. Willey
Vice President, Chief Accounting Officer
(Principal Accounting Officer)

Dated: February 6, 2013

BIOMED REALTY, L.P.
By: BioMed Realty Trust, Inc.
Its general partner

/s/ ALAN D. GOLD
Alan D. Gold
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

/s/ GREG N. LUBUSHKIN
Greg N. Lubushkin
Chief Financial Officer
(Principal Financial Officer)

/s/ STEPHEN A. WILLEY
Stephen A. Willey
Vice President, Chief Accounting Officer
(Principal Accounting Officer)

Dated: February 6, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrants and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DANIEL M. BRADBURY Daniel M. Bradbury	Director	February 6, 2013
/s/ BARBARA R. CAMBON Barbara R. Cambon	Director	February 6, 2013
/s/ EDWARD A. DENNIS Edward A. Dennis	Director	February 6, 2013
/s/ RICHARD I. GILCHRIST Richard I. Gilchrist	Director	February 6, 2013
/s/ GARY A. KREITZER Gary A. Kreitzer	Executive Vice President and Director	February 6, 2013
/s/ THEODORE D. ROTH Theodore D. Roth	Director	February 6, 2013
/s/ M. FAYE WILSON M. Faye Wilson	Director	February 6, 2013

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CORPORATE
INFORMATION

DIRECTORS

Alan D. Gold
Chairman and Chief Executive Officer
BioMed Realty Trust, Inc.

Gary A. Kreitzer
Executive Vice President and Director
BioMed Realty Trust, Inc.

Daniel M. Bradbury
Managing Member
BioBrit, LLC

Barbara R. Cambon
Real Estate Advisor

Edward A. Dennis, Ph.D.
Professor of Chemistry, Biochemistry and Pharmacology
School of Medicine, University of California, San Diego

Richard I. Gilchrist
Senior Advisor
The Irvine Company

Theodore D. Roth
President
Roth Capital Partners, LLC

M. Faye Wilson
Chair
Wilson Boyles and Company LLC

OFFICERS

Alan D. Gold, *Chairman and Chief Executive Officer*

R. Kent Griffin, Jr., *President and Chief Operating Officer*

Gary A. Kreitzer, *Executive Vice President and Director*

Matthew G. McDevitt, *Executive Vice President, Real Estate*

Greg N. Lubushkin, *Chief Financial Officer*

Karen A. Sztraicher, *Executive Vice President, Asset Management*

John P. Bonanno, *Senior Vice President, Leasing and Development*

Jonathan P. Klassen, *Senior Vice President, General Counsel and Secretary*

Kevin M. Simonsen, *Vice President, Real Estate Legal*

Bruce D. Steel, *Managing Director, BioMed Ventures*

Stephen A. Willey, *Vice President, Chief Accounting Officer*

Janice L. Kameir, *Vice President, Human Resources*

Robert M. Sistek, *Vice President, Finance*

William F. X. Kane, *Vice President, Leasing and Development*

Denis J. Sullivan, Jr., *Vice President, Acquisitions*

ANNUAL MEETING

Wednesday, May 29, 2013 at 8:00 a.m.
BioMed Realty Corporate Headquarters
17190 Bernardo Center Drive
San Diego, CA 92128
(858) 485-9840 phone
(858) 485-9843 fax
www.biomedrealty.com

STOCK INFORMATION

Trading of Common Stock
NYSE: BMR

TRANSFER AGENT

Computershare
250 Royall Street
Canton, MA 02021
(877) 296-3711

SECURITIES COUNSEL

Latham & Watkins LLP
www.lw.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
www.kpmg.com

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, without limitation: general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate); adverse economic or real estate developments in the life science industry or the company's target markets; risks associated with the availability and terms of financing, the use of debt to fund acquisitions, developments and other investments, and the ability to refinance indebtedness as it comes due; failure to maintain the company's investment grade credit ratings with the ratings agencies; failure to manage effectively the company's growth and expansion into new markets, or to complete or integrate acquisitions and developments successfully; reductions in asset valuations and related impairment charges; risks and uncertainties affecting property development and construction; risks associated with downturns in foreign, domestic and local economies, changes in interest rates and foreign currency exchange rates, and volatility in the securities markets; ownership of properties outside of the United States that subject the company to different and potentially greater risks than those associated with the company's domestic operations; risks associated with the company's investments in loans, including borrower defaults and potential principal losses; potential liability for uninsured losses and environmental contamination; risks associated with the company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended, and possible adverse changes in tax and environmental laws; and risks associated with the company's dependence on key personnel whose continued service is not guaranteed. For a further list and description of such risks and uncertainties, see the reports filed by the company with the Securities and Exchange Commission, including the company's most recent annual report on Form 10-K and quarterly reports on Form 10-Q. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.




BioMed Realty
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17190 Bernardo Center Drive | San Diego, CA 92128 | (858) 485-9840
www.biomedrealty.com



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